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TABLE OF CONTENTS

Filed pursuant to Rule 424(b)(4)
Registration Statement
No. 333-115965

PROSPECTUS

14,000,000 Shares

Common Stock

        The selling shareholders are selling all of the offered shares. We will not receive any proceeds from the sale of shares of common stock in this offering.

        The shares trade on the New York Stock Exchange under the symbol "KCI." On June 16, 2004, the last sale price of the shares as reported on the New York Stock Exchange was $47.86 per share.

        Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$47.50	$665,000,000
Underwriting discount	$1.6625	$23,275,000
Proceeds, before expenses, to the selling shareholders	$45.8375	$641,725,000

        The underwriters may also purchase up to an additional 2,100,000 shares from certain selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about June 22, 2004.

Joint Book-Running Managers

Merrill Lynch & Co.	JPMorgan

Lead Manager

Goldman, Sachs & Co.

Citigroup	Piper Jaffray	SG Cowen & Co.

The date of this prospectus is June 16, 2004.

V.A.C.® Therapy Family of Systems

Powerful and cost-effective for a wide range of complex wounds across care settings.

The V.A.C.® System
V.A.C.®ATS System
miniV.A.C.® System
V.A.C.® GranuFoam™
V.A.C.Freedom® System
V.A.C.® VersaFoam™

V.A.C.® (Vacuum Assisted Closure) Therapy promotes wound healing through the use of negative pressure wound therapy.

Benefits of V.A.C.® Therapy:

- Helps promote wound healing
- Helps reduce wound healing costs
- Effective for a wide variety of wounds

❶ Timed and measured negative pressure from the V.A.C.® unit ❷ draws exudate from the wound site ❸ through the tubing ❹ and into the V.A.C. canister.

1
4

To V.A.C. Unit
2
3

V.A.C.® Therapy illustration.

THE V.A.C.® VACUUM ASSISTED CLOSURE®

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Price Range of Common Stock
Capitalization
Unaudited Pro Forma Consolidated Financial Information
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Certain Relationships and Related Party Transactions
Principal and Selling Shareholders
Description of Capital Stock
Material United States Federal Income Tax Considerations for Non-U.S. Holders of Our Common Stock
Underwriting
Legal Matters
Experts
Where You Can Find Additional Information
Index to Consolidated Financial Statements

        You should rely only on the information contained in this prospectus. We have not, and the selling shareholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling shareholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

TRADEMARKS

        The following terms used in this prospectus are our trademarks: AirMaxxis™, AtmosAir™, BariAir®, BariKare®, BariMaxx® II, BariMaxx®, DynaPulse®, FirstStep®, FirstStep® Advantage™, FirstStep® Plus, FirstStep Select®, FirstStep Select® Heavy Duty, FluidAir Elite®, FluidAir™ II, KCI®, KinAir™ III, KinAir™ IV, KinAir™ MedSurg™, Kinetic Concepts®, Kinetic Therapy™, Maxxis® 300, Maxxis® 400, MiniV.A.C.™, PediDyne™, PlexiPulse®, PlexiPulse® AC, Pulse IC™, Pulse SC™, RIK®, RotoProne®, Roto Rest®, Roto Rest® Delta, T.R.A.C.™, The Clinical Advantage®, TheraPulse®, TheraPulse® II, TheraRest®, TriaDyne® II, TriaDyne® Proventa™, TriCell®, V.A.C.®, V.A.C.®ATS™, V.A.C.® Freedom™, V.A.C.® Therapy™, The V.A.C.® System™, Vacuum Assisted Closure® and V.A.C.® Instill™. All other trademarks appearing in this prospectus are the property of their holders.

i

PROSPECTUS SUMMARY

        You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing in the back of this prospectus. You should carefully consider, among other things, the matters discussed in "Risk Factors." In this prospectus, unless the context requires otherwise, the words "we," "our," "us," and "KCI" refer to Kinetic Concepts, Inc.

KINETIC CONCEPTS, INC.

        Kinetic Concepts, Inc. is a global medical technology company with leadership positions in advanced wound care and therapeutic surfaces. We design, manufacture, market and service a wide range of proprietary products which can significantly improve clinical outcomes while reducing the overall cost of patient care by accelerating the healing process or preventing complications. We derive our revenue from the rental and sale of products in two primary categories: Advanced Wound Care and Therapeutic Surfaces. Our advanced wound care systems incorporate our proprietary Vacuum Assisted Closure®, or V.A.C.®, technology, which has been clinically demonstrated to promote wound healing and reduce the cost of treating patients with difficult-to-treat wounds. Our therapeutic surfaces, including specialty hospital beds, mattress replacement systems and overlays, are designed to address complications associated with immobility and obesity, such as pressure sores and pneumonia. From 2000 to 2003, we increased revenue at a compound annual growth rate of 29.5%. Our revenue for the three months ended March 31, 2004 increased 34.6% from the three months ended March 31, 2003.

        Our advanced wound care systems are transforming the treatment of difficult-to-treat wounds. V.A.C. systems help treat a broad spectrum of acute and chronic wounds including failed surgical closures, trauma wounds, partial thickness burns, serious pressure ulcers and diabetic ulcers. V.A.C. systems also help improve outcomes of skin grafting procedures. Based on our analysis of third-party data, we estimate that the annual market opportunity in the United States for V.A.C. systems is approximately one million patients, representing approximately $2.3 billion in revenue. We also believe there is a comparably sized market for V.A.C. systems internationally based on our analysis of third-party data in Germany and the U.K. We expect these markets to continue to grow as a result of several factors, including the acceptance of V.A.C. therapy as a treatment for additional wound types, medical trends such as continued growth in the incidence of diabetes, and the aging population. For the year ended December 31, 2003, our V.A.C. products and related services generated $481.8 million in revenue, as compared to $313.4 million for the year ended December 31, 2002. For the three months ended March 31, 2004, our V.A.C. products and related services generated $148.3 million in revenue, as compared to $98.2 million for the three months ended March 31, 2003. From 2000 to 2003, we increased revenue generated by V.A.C. products and related services at a compound annual growth rate of 77.8%. Our V.A.C. revenue for the three months ended March 31, 2004 increased 51.0% from the three months ended March 31, 2003.

        We also offer a broad line of therapeutic surfaces designed to deliver pressure relief, pulmonary care and bariatric care, and to treat and prevent complications associated with immobility and obesity, such as pressure sores and pneumonia. These complications, if left untreated, can be life threatening. For the year ended December 31, 2003, therapeutic surfaces and other related products generated $282.0 million of revenue, as compared to $267.0 million for the year ended December 31, 2002. For the three months ended March 31, 2004, therapeutic surfaces and other related products generated $76.5 million in revenue, as compared to $68.8 million for the three months ended March 31, 2003.

        Our customers generally prefer to rent our V.A.C. systems and therapeutic surfaces and purchase the related disposable products, such as V.A.C. dressings. Our rental model and service center network improve our capital efficiency and facilitate our ability to introduce new products. We have extensive contractual relationships and reimbursement coverage for the V.A.C. in the United States. In acute and extended care, we have contracts with nearly all major hospital group purchasing organizations, or GPOs, and most major extended care GPOs. In the U.S. home care market, the V.A.C. is covered by Medicare Part B and we have contracts with private insurance companies covering approximately 169 million member lives. This represents more than one-half of all individuals covered by private insurance in the United States and is more than eight times the number of member lives we had under contract as of mid-2000.

Recent Developments

  Initial Public Offering

        On February 27, 2004, we completed an initial public offering of our common stock through which we sold 3.5 million newly-issued shares and the selling shareholders in the initial public offering sold an aggregate of 17.2 million existing shares at a price of $30.00 per share. Net proceeds of the initial public offering to KCI, after underwriters' discounts and fees of $6.3 million and other offering costs of $4.3 million, totaled $94.4 million. The net proceeds, along with cash on hand, were used to redeem $71.75 million of our 7 3/8% Senior Subordinated Notes due 2013, pay a bond call premium of $5.3 million in connection with the redemption, prepay $50.0 million of debt under our senior credit facility, and pay management bonuses, payroll taxes and other expenses related to the initial public offering of $19.5 million. In March 2004, we wrote off $3.3 million in loan issuance costs associated with the retirement of the debt.

        As a result of our initial public offering, the holders of our then-outstanding Series A convertible preferred stock received cumulative preferred dividends paid-in-kind through December 31, 2005 of $65.6 million and, immediately thereafter, all of the then-outstanding shares of preferred stock were automatically converted into 19,199,520 shares of common stock.

  Three Months Ended March 31, 2004

        On May 5, 2004, we released our financial results for the three months ended March 31, 2004. Total revenue was $224.8 million, representing a 34.6% increase over revenue of $167.0 million for the three months ended March 31, 2003. Total V.A.C. revenue was $148.3 million for the three months ended March 31, 2004, representing a 51.0% increase over revenue of $98.2 million for the three months ended March 31, 2003. Total therapeutic surfaces/other revenue was $76.5 million for the three months ended March 31, 2004, representing an 11.2% increase over revenue of $68.8 million for the three months ended March 31, 2003.

        Net earnings for the three months ended March 31, 2004, excluding initial public offering related costs and expenses, were $23.5 million, or $0.34 per diluted share, representing a 38.7% increase over net earnings of $16.9 million, or $0.21 per diluted share, for the three months ended March 31, 2003.

  Prepayment of Debt

        On June 1, 2004, we prepaid $30.0 million of our senior credit facility and during 2004 we have repurchased an aggregate of $106.1 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013, which has brought our total debt reduction under our senior credit facility and our 7 3/8% Senior Subordinated Notes due 2013 to $186.1 million during 2004.

        KCI was founded in 1976 by James R. Leininger, M.D., and is incorporated in Texas. Fremont Partners, L.P. and Blum Capital Partners, L.P. recapitalized KCI in 1997 and again in 2003 and, together with Dr. Leininger, collectively will beneficially own 40.9% of our common stock upon completion of this offering, assuming no exercise of the underwriters' overallotment option. Our principal executive offices are located at 8023 Vantage Drive, San Antonio, Texas 78230, and our telephone number is (210) 524-9000. Our website is located at www.kci1.com. The information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by the selling shareholders	14,000,000 shares
Shares outstanding after the offering	66,645,037 shares
Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders in this offering.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.
NYSE symbol	KCI

        The number of shares outstanding after the offering is based on 64,884,611 shares outstanding as of May 18, 2004 and excludes:

  •
  6,387,820 shares reserved for future issuance under our stock option plans;

  •
  options to purchase 11,544,611 shares at an average exercise price of $8.04, which options have previously been issued and are outstanding under our stock option plans; and

  •
  2,500,000 shares reserved for future issuance under our employee stock purchase plan.

        If the overallotment option is exercised in full, certain of the selling shareholders will sell an additional 2,100,000 shares.

Summary Consolidated Financial Data

        The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of earnings data for fiscal 2001, 2002 and 2003 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for fiscal 1999 and 2000 is derived from our audited consolidated financial statements not included in this prospectus. Reclassifications have been made to our results from prior years to conform to our current presentation.

        The unaudited condensed consolidated balance sheet data as of March 31, 2004 and the unaudited condensed consolidated statement of earnings data for the three months ended March 31, 2003 and March 31, 2004 has been prepared on a basis consistent with our audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, we consider necessary for the fair presentation of the information. Operating results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2004.

        The pro forma consolidated statement of earnings data for the year ended December 31, 2003 and the three months ended March 31, 2004 gives effect to the 2003 recapitalization, the initial public offering and this offering for both fiscal 2003 and the three months ended March 31, 2004 as if these transactions had occurred on January 1, 2003 and January 1, 2004, respectively. For more information regarding our 2003 recapitalization, see note 2 to our consolidated financial statements included elsewhere in this prospectus. The pro forma, as adjusted, consolidated balance sheet data at March 31, 2004 gives effect to this offering as if it had occurred on March 31, 2004 (see "Unaudited Pro Forma Consolidated Financial Information" and related notes included elsewhere in this prospectus). The pro forma statements of earnings are not necessarily indicative of results that would have occurred had the recapitalization, the initial public offering and this offering been completed on January 1, 2003 and January 1, 2004 and should not be construed as being representative of future results of operations. Likewise, the pro forma, as adjusted, balance sheet data at March 31, 2004 is not necessarily indicative of what our financial position would have been had this offering been completed on March 31, 2004. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States has been omitted pursuant to the rules and regulations of the Securities and Exchange Commission.

        The unaudited segment operating data for the five years ended December 31, 2003 and the three months ended March 31, 2003 and 2004 is derived from our accounting records.

								Pro Forma(9)
						Three Months Ended March 31,
	Year Ended December 31,								Three Months Ended March 31, 2004
								Year Ended December 31, 2003
	1999	2000(1)	2001	2002	2003	2003	2004
	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Rental	$245,983	$274,331	$361,634	$453,061	$582,801	$129,442	$165,908	$582,801	$165,908
Sales	74,249	77,701	94,313	127,371	181,035	37,561	58,926	181,035	58,926

Total revenue	320,232	352,032	455,947	580,432	763,836	167,003	224,834	763,836	224,834

Rental expenses	167,397	176,392	220,485	276,476	356,075	79,379	105,406	356,075	105,406
Cost of goods sold	29,811	29,645	32,952	51,824	64,118	13,645	16,768	64,118	16,768

Gross profit	123,024	145,995	202,510	252,132	343,643	73,979	102,660	343,643	102,660
Selling, general and administrative expenses	67,032	72,521	100,562	123,964	170,614	36,481	48,542	170,614	48,542
Research and development expenses	8,176	7,773	14,266	18,749	23,044	4,425	7,119	23,044	7,119
Initial public offering bonuses(2)	—	—	—	—	—	—	19,534	—	—
Recapitalization expenses(3)	—	—	—	—	70,085	—	—	—	—
Unusual item-litigation settlement (gain)(4)	—	—	—	(173,250)	(75,000)	—	—	(75,000)	—

Operating earnings	47,816	65,701	87,682	282,669	154,900	33,073	27,465	224,985	46,999
Interest income	348	897	280	496	1,065	400	371	1,065	371
Interest expense(5)	(46,502)	(48,635)	(45,116)	(40,943)	(52,098)	(8,178)	(18,844)	(32,004)	(7,745)
Foreign currency gain (loss)	(1,356)	(2,358)	(1,638)	3,935	7,566	1,788	(464)	7,566	(464)

Earnings before income taxes	306	15,605	41,208	246,157	111,433	27,083	8,528	201,612	39,161
Income taxes	620	6,476	17,307	96,001	41,787	10,156	3,070	75,604	14,097

Net earnings (loss)	$(314)	$9,129	$23,901	$150,156	$69,646	$16,927	$5,458	$126,008	$25,064
Series A convertible preferred stock dividends	—	—	—	—	(9,496)	—	(65,604)	—	—

Net earnings (loss) available to common shareholders	$(314)	$9,129	$23,901	$150,156	$60,150	$16,927	$(60,146)	$126,008	$25,064

Net earnings (loss) per share available to common shareholders
Basic	$(0.00)	$0.13	$0.34	$2.12	$1.03	$0.24	$(1.19)	$1.92	$0.38

Diluted	$(0.00)	$0.12	$0.32	$1.93	$0.93	$0.21	$(1.19)	$1.76	$0.35

Weighted average shares outstanding
Basic	70,915	70,915	70,917	70,927	58,599	70,995	50,332	65,608	66,310

Diluted(6)	73,254	73,219	73,996	77,662	64,493	79,861	50,332	71,641	71,584

	March 31, 2004
	Actual	Pro Forma As Adjusted(10)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$93,243	$97,167
Working capital(7)	204,923	235,165
Total assets	608,273	623,722
Total debt(8)	568,316	568,316
Total shareholders' deficit	(141,026)	(110,784)

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000(1)	2001	2002	2003	2003	2004
	(in thousands)
Segment Operating Data:
USA
V.A.C.
Rental	$28,552	$55,343	$134,428	$215,718	$311,662	$65,288	$89,907
Sales	8,605	14,637	31,814	53,440	88,192	17,092	31,682

Total V.A.C.	37,157	69,980	166,242	269,158	399,854	82,380	121,589
Therapeutic surfaces/other
Rental	160,538	153,852	156,704	150,793	149,460	37,862	39,801
Sales	37,561	32,750	31,177	29,240	30,568	7,386	8,551

Total therapeutic surfaces/other	198,099	186,602	187,881	180,033	180,028	45,248	48,352
Total USA rental	189,090	209,195	291,132	366,511	461,122	103,150	129,708
Total USA sales	46,166	47,387	62,991	82,680	118,760	24,478	40,233

Subtotal—USA	235,256	256,582	354,123	449,191	579,882	127,628	169,941

International
V.A.C.
Rental	4,323	7,510	11,577	21,207	41,331	7,818	13,374
Sales	5,396	8,256	12,182	23,049	40,615	8,006	13,347

Total V.A.C.	9,719	15,766	23,759	44,256	81,946	15,824	26,721
Therapeutic surfaces/other
Rental	52,611	57,625	58,924	65,343	80,348	18,474	22,826
Sales	22,646	22,059	19,141	21,642	21,660	5,077	5,346

Total therapeutic surfaces/other	75,257	79,684	78,065	86,985	102,008	23,551	28,172
Total International rental	56,934	65,135	70,501	86,550	121,679	26,292	36,200
Total International sales	28,042	30,315	31,323	44,691	62,275	13,083	18,693

Subtotal—International	84,976	95,450	101,824	131,241	183,954	39,375	54,893

Total revenue	$320,232	$352,032	$455,947	$580,432	$763,836	$167,003	$224,834

(1)
In December 2000, we began reporting international results on a current-month basis. As a result of this change, the 2000 fiscal year included a 13th monthly period for the international segment which increased reported revenue and operating earnings by approximately $8.0 million and $1.1 million, respectively.

(2)
Initial public offering bonuses include bonuses paid to our management from the net proceeds of our initial public offering.

(3)
Recapitalization expenses include non-interest related expenses incurred in connection with our 2003 recapitalization. See note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information about our 2003 recapitalization.

(4)
Includes accrual in connection with the first installment payment of $175.0 million ($173.3 million, net of expenses of $1.7 million) as part of the antitrust settlement for fiscal 2002. Amounts for fiscal 2003 include the second and final payment of $75.0 million under this litigation settlement. See Note 16 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for discussion of the antitrust settlement.

(5)
Amounts for fiscal 2003 include an aggregate $16.3 million expense incurred in connection with our 2003 recapitalization for the redemption premium and consent fee paid in connection with the redemption of our 9 5/8% Senior Subordinated Notes due 2007 combined with the write-off of unamortized loan issuance costs associated with the previously existing senior credit facility. Amounts for the three months ended March 31, 2004 include an aggregate of $8.6 million in expense incurred in connection with our initial public offering, including a bond call premium of $5.3 million incurred in connection with the redemption of $71.75 million of our outstanding 7 3/8% Senior Subordinated Notes due 2013 and $3.3 million of loan issuance costs that we wrote off related to the retirement of debt.

(6)
Dilutive potential common shares from preferred stock conversion totaling 7,522,004 shares have been excluded from the diluted earnings per share calculation for the year ended December 31, 2003 due to their antidilutive effect. Due to their antidilutive effect, 5,934,824 dilutive potential common shares from stock options and 12,026,073 dilutive potential common shares from preferred stock conversion have been excluded from the diluted weighted average shares calculation for the three-month period ended March 31, 2004.

(7)
Working capital represents total current assets less total current liabilities.

(8)
Total debt includes current and long-term debt, capital lease obligations and our liability associated with interest rate swaps.

(9)
Pro forma gives effect to the 2003 recapitalization, the initial public offering and this offering for both fiscal 2003 and for the three months ended March 31, 2004 as follows:

•
the exclusion of $86.4 million, $28.2 million and $3.2 million of non-routine costs and related tax effects incurred in connection with the 2003 recapitalization, the initial public offering and this offering, respectively;

•
the inclusion of the sale by us of 3,500,000 shares of our common stock in connection with our initial public offering at an offering price of $30.00 per share;

•
the automatic conversion of all our preferred stock into 19,199,520 shares of our common stock upon the closing of our initial public offering;

•
the impact of using the net proceeds to us from our initial public offering, together with cash on hand, to redeem $71.75 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013, pay a bond call premium of $5.3 million in connection with the redemption, prepay $50.0 million of debt under our senior credit facility, pay management bonuses and payroll taxes and other expenses related to the initial public offering of $19.5 million; and

•
the exercise of options to purchase 1,760,426 shares of our common stock by the selling shareholders in this offering.

(10)
The pro forma, as adjusted, balance sheet at March 31, 2004, represents our historical balance sheet at March 31, 2004, which includes the effects of the 2003 recapitalization and the initial public offering, adjusted to give effect to the tax benefit and cash proceeds from the exercise of options to purchase 1,760,426 shares of our common stock by the selling shareholders along with an estimated $3.2 million in non-recurring costs and related tax effect incurred in connection with this offering as if this offering had occurred on March 31, 2004.

        The pro forma, as adjusted, balance sheet at March 31, 2004 includes an estimate of all non-recurring costs associated with this offering.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in shares of our common stock. If any of the following risks occur, the value of our common stock could decline.

Risks Related to Our Business

        We face significant competition in our V.A.C. business from companies offering alternative wound therapies and from Hill-Rom Company and others in our therapeutic surfaces business, which competition may result in lower growth rates if other companies commercialize competing products before or more successfully than us.

        The competition for our V.A.C. systems in wound healing and tissue repair consists, in large part, of wound-healing modalities which do not operate in a manner similar to V.A.C. systems, including traditional wound care dressings, advanced wound care dressings, skin substitutes, products containing growth factors and medical devices used for wound care. BlueSky Medical Corporation and several companies in Europe have introduced medical devices which have been marketed to compete with V.A.C. systems. We have filed suit against BlueSky and related parties seeking to prohibit their continued marketing and sales of the device, which we believe infringes our patent rights. In addition, we have taken legal action against several companies in Europe. (See "Business—Legal Proceedings"). If a product similar to any V.A.C. system is introduced into the market by a legitimate competitor and protections afforded us under intellectual property laws are not adequate to prevent the rental or sale of the product, we could lose market share or experience downward pricing pressure.

        Our primary competitor in the therapeutic surface business is Hill-Rom Company, whose financial and other resources substantially exceed those available to us. In Europe, we also face competition from Huntleigh Healthcare and Pegasus Limited.

        In medical technology, two types of competitive actions pose particularly important risks for potential market share loss. Significant technological innovations can result in substantial swings in market share if we are not able to launch comparably innovative products within months of a competitor's innovation. Similarly, significant changes in market share may also occur if competitors obtain sole-source contracts with a substantial proportion of GPOs, large health care providers or third-party payers, effectively limiting our market access. Although we are unaware of any current significant competitive developments, future competitive initiatives by our competitors could result in loss of market share, leading to lower growth rates and ultimately to reduced profitability.

        Our intellectual property is very important to our competitive position, especially for our V.A.C. products. If we are unsuccessful in protecting our intellectual property, particularly our rights to the Wake Forest patents that we rely on in our V.A.C. business, our competitive position would be harmed.

        We place considerable importance on obtaining and maintaining patent protection for our products, particularly, our rights to the Wake Forest patents that we rely on in our V.A.C. business. We have numerous patents on our existing products and processes and we file applications as appropriate for patents covering new technologies as they are developed. However, the patents we own, or in which we have rights, may not be sufficiently broad to protect our technology position against competitors. Issued patents owned by us or licensed to us may be challenged, invalidated or circumvented, or the rights granted under issued patents may not provide us with competitive advantages. As the market for, and revenues generated by, our V.A.C. systems expand, we believe additional competitors may introduce products designed to mimic the V.A.C. We will incur substantial costs and diversion of management resources if we need to assert or defend our patent rights against others. Third parties may claim that we are infringing their intellectual property rights, and we may be found to infringe those intellectual property rights. Any unfavorable outcome in intellectual property disputes or litigation could cause us to lose our intellectual property rights in technology that is material to our products. In addition, we may not be able to detect infringement by third parties, and could lose our competitive position if we fail to do so. (See "Business—Legal Proceedings").

        For example, the primary European V.A.C. patent, which we rely upon for patent protection in Europe, was recently subject to an opposition proceeding before the Opposition Division of the European Patent Office. The patent was upheld at a hearing on December 9, 2003, pursuant to a written interlocutory decision issued May 19, 2004. The decision corrects the patent to expand the range of pressures covered by the patent claims from 0.10—0.99 atmospheres to 0.01—0.99 atmospheres and modifies the patent claims to provide that the "screen means" is polymer foam. Under European patent law, the "screen means" would include equivalents to polymer foam. The screen means in the patent, among other things, helps to remove fluid from within and around the wound, distributes negative pressure within the wound, enhances the growth of granulation tissue and prevents wound overgrowth. In our V.A.C. systems, the foam dressing placed in the wound serves as the screen means. We use two different types of polymer foams as the screen means in our V.A.C. systems. We may appeal the new screen means definition established by the panel. If we choose to appeal, we believe it will take two to three years to complete the appeal process and we may not be successful in our appeal. During the pendency of an appeal, the original patents would remain in place. The restriction on the type of screen means covered by the patent may lead competitors to believe that they can enter the market with products using screen means other than polymer foam. Although we do not believe that a product using another type of screen means would be as effective as the V.A.C., direct competition would result in significantly increased pricing pressure and could result in a loss of some of our existing customer base. Revenue for the V.A.C. product lines in Europe was $65.5 million for the year ended December 31, 2003 and $21.5 million for the three months ended March 31, 2004. (See "Business—Legal Proceedings").

        We have agreements with third parties, including our exclusive license of the V.A.C. patents from Wake Forest, that provide for licensing of their patented or proprietary technologies. These agreements include royalty-bearing licenses. If we were to lose the rights to license these technologies or our costs to license these technologies were to materially increase, our business would suffer.

        If we are unable to develop new generations of V.A.C. and therapeutic surface products and enhancements to existing products, we may lose market share as our existing patent rights begin to expire over time.

        Our success is dependent upon the successful development, introduction and commercialization of new generations of products and enhancements to existing products. Innovation in developing new product lines and in developing enhancements to our existing V.A.C. and surfaces products is required for us to grow and compete effectively. Over time, our existing foreign and domestic patent protection in both the V.A.C. and surfaces businesses will begin to expire, which could allow competitors to adopt our older unprotected technology into competing product lines. If we are unable to continue developing proprietary product enhancements to V.A.C. systems and surfaces products that effectively make older products obsolete, we may lose market share in our existing lines of business. In addition, if we fail to develop new lines of products, we will not be able to penetrate new markets. Innovation in enhancements and new products requires significant capital commitments and investments on our part, which we may be unable to recover.

        Because we have scaled our business to support future V.A.C. growth, our financial condition could suffer if V.A.C. revenues do not grow as we anticipate.

        To support the ongoing rapid growth of V.A.C. sales and rentals, we add staff and capital on a routine basis slightly ahead of current requirements. If revenue from our V.A.C. sales and rentals does not grow as we anticipate, our results of operations and financial condition could suffer until resources and requirements are brought back into balance.

        Failure of any of our randomized and controlled studies or a third-party study or assessment to demonstrate V.A.C. therapy's clinical efficacy may reduce physician usage of V.A.C. and cause our V.A.C. sales to suffer.

        If any of our V.A.C. systems fail to demonstrate statistically significant clinical efficacy in any of our ongoing clinical studies when compared to traditional therapies, our ability to further penetrate the advanced wound care market may be negatively impacted as physicians may choose not to use V.A.C. therapy as a wound treatment. Furthermore, adverse clinical results from these trials would hinder the ability of V.A.C. to achieve standard-of-care designation, which could slow the adoption of V.A.C. across all targeted wound types. As a result, usage of V.A.C. may decline and cause our V.A.C. revenue to suffer.

        We have recently learned that the Agency for Healthcare Research and Quality ("AHRQ") has assigned a technology assessment on negative pressure therapies for wound healing to the Blue Cross Blue Shield Association Technology Evaluation Center. We have provided AHRQ with an extensive set of clinical documentation on our negative pressure wound therapies and systems and we expect that the technology assessment will be issued during 2005. Although the technology assessment will not have any legal or binding effect, an unfavorable technology assessment, in whole or part, could cause usage of our V.A.C. systems to decline.

        Changes to third-party reimbursement policies could reduce the reimbursement we receive for our products.

        Our products are rented and sold to hospitals and skilled nursing facilities that receive reimbursement for the products and services they provide from various public and private third-party payers, including Medicare, Medicaid and private insurance programs. We also act as a durable medical equipment, or DME, supplier and, as such, we furnish our products directly to customers and subsequently bill third-party payers such as Medicare, Medicaid and private insurance. As a result, the demand for our products in any specific care setting is dependent, in part, on the reimbursement policies (including coverage and payment policies) of the various payers in that setting. Some state and private payers make adjustments to their reimbursement policies to reflect federal changes as well as to make their own changes. If coverage and payment policies for our products are revised or otherwise withdrawn under existing Medicare or Medicaid policies, demand for our products could decrease. In addition, in the event any public or private third-party payers challenge our billing, documentation or other practices as inconsistent with their reimbursement policies, we could experience significant delays, reductions or denials in obtaining reimbursement. In light of increased controls on health care spending, especially on Medicare and Medicaid spending, the outcome of future coverage or payment decisions for any of our products by governmental or private payers remain uncertain.

        In 2003, the Centers for Medicare and Medicaid Services issued new regulations on inherent reasonableness of such charges and while these regulations do not impact us currently, future coverage or payment decisions could impact our V.A.C. systems or any of our other products. If providers, suppliers and other users of our products and services are unable to obtain sufficient reimbursement for the provision of our products, demand for our products will decrease. In addition, under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, a number of changes were made to the Medicare payment methodology for items of DME, including certain payment freezes, a competitive bidding program and clinical and quality standards.

        Also, in December 2002, we submitted a written request to the medical directors of the four Durable Medical Equipment Regional Carriers, or DMERCs, in which we requested clarification of a number of issues with respect to the DMERCs' "Negative Pressure Wound Therapy Policy." That policy establishes Medicare Part B reimbursement criteria for our V.A.C. products. In June 2003, we received a response from the medical directors and, in some instances, their interpretation of the policy differed from our interpretation. In September 2003, we learned that one of the DMERCs published in its regional newsletter an interpretation of the policy consistent with its June response. The other three DMERCs later published the same interpretation. Also in September 2003, we began to experience an increase in Medicare Part B denials for V.A.C. placements. We provided the medical directors with responses to their interpretation and have spoken to one of the DMERC medical directors to support our interpretation of the policy. On December 5, 2003, the DMERC medical directors responded to our letter. In their response, the medical directors reiterated their interpretation. In essence, the medical directors provided: (1) that the Negative Pressure Wound Therapy policy generally does not cover wounds of less than 0.5 cm in depth, use of Negative Pressure Wound Therapy for more than four months, or wounds where there has not been any wound healing progress due to an intervening spell of illness; (2) that only measurements of width, length and depth may be used to demonstrate wound healing progress (which is required to justify continuing medical necessity for additional cycles of use); and (3) technical responses to issues concerning the delivery of the V.A.C. pump and ordering of disposables. We do not believe that the DMERC medical directors' interpretation reflects the current Negative Pressure Wound Therapy policy or current medical practice. We have responded to the most recent letter from the medical directors in an effort to clarify the policy while at the same time maintaining coverage for all Medicare Part B beneficiaries for whom V.A.C. treatment is medically necessary. We have begun a dialogue with the DMERC medical directors on these issues. In the event that the medical directors do not agree to revise their interpretations on these issues, the rate of V.A.C. revenue growth would be impacted. Although difficult to predict, we believe the reimbursement issues addressed by the medical directors relate to approximately 20% of our annual V.A.C. Medicare revenue or approximately 2.2% of our overall annual revenue.

        If we are not able to timely collect reimbursement payments our financial condition may suffer.

        The Medicare Part B coverage policy covering V.A.C. systems is complex and requires extensive documentation. In addition, the reimbursement process for the non-governmental payer segment requires extensive contract development and administration with several hundred payers, with widely varying requirements for documentation and administrative procedures, which can result in extended payment cycles. This has made billing home care payers more complex and time consuming than billing other payers. As of March 31, 2004, we had $200.0 million of receivables outstanding, net of reserves of $39.1 million for doubtful accounts and an additional $13.4 million for Medicare V.A.C. receivables prior to October 1, 2000. For the twelve-month period ended March 31, 2004, our receivables, exclusive of our Medicare receivables prior to October 1, 2000 and related reserves, were outstanding for an average of 81 days. If the average number of days our receivables are outstanding increases, our cash flows could be negatively impacted.

        We are subject to claims audits which could harm our business and financial results.

        As a health care supplier, we are subject to extensive government regulation, including laws regulating reimbursement under various government programs. The billing, documentation and other practices of health care suppliers are subject to government scrutiny, including claims audits. To ensure compliance with Medicare regulations, contractors, such as the DMERCs, which serve as the government's agents for the processing of claims for products sold for home use, periodically conduct audits and request medical records and other documents to support claims submitted by us for payment of services rendered to our customers. Because we are a DME supplier, those audits involving home use involve review and testing of patient claims records. Such audits can result in delays in obtaining reimbursement and denials of claims for payment submitted by us. In addition, the government could demand significant refunds or recoupments of amounts paid by the government for claims which are determined by the government to be inadequately supported by the required documentation. For example, after a routine review by the Region A DMERC during 2003, the DMERC identified overpayments of approximately $110,000 which have been recouped by the DMERC.

        Because we depend upon a limited group of suppliers and, in some cases, sole-source suppliers, we may incur significant product development costs and experience material delivery delays if we lose any significant supplier.

        We obtain the disposables used with the V.A.C. systems and some of the components included in our products from a limited group of suppliers, and, in one case, a sole-source supplier. We have entered into a sole-source agreement with Avail Medical Products, Inc., for V.A.C. disposables. This supply agreement has a three-year term, beginning on October 2002, with an automatic extension for an additional twelve months if neither party gives notice of termination. V.A.C. disposables represented 15.6% of our revenue for the year ending December 31, 2003 and 19.7% of our revenue for the three months ended March 31, 2004. V.A.C. therapy cannot be administered by our V.A.C. rental units without use of the appropriate V.A.C. disposables. Any shortage of V.A.C. disposables could lead to lost revenues from decreased V.A.C. rentals. We maintain an inventory of disposables sufficient to support our business for six weeks in the United States and eight weeks in Europe. If we lose any supplier (including any sole-source supplier), we would be required to obtain one or more replacement suppliers and may be required to conduct a significant level of product development to incorporate new parts into our products. The need to change suppliers or to alternate between suppliers might cause material delays in delivery or significantly increase costs.

        If we are unable to successfully implement our new management information systems or are otherwise unable to manage rapid changes, our business may be harmed.

        In the last three years we have grown rapidly, and we believe we will continue to grow at a rapid pace. We are currently implementing new management information systems to assist us in managing our rapid growth. If the implementation of these new systems is significantly delayed, or if our expectations for the efficiencies to be obtained through the new systems are not met, our business could be harmed. For example, if we experience problems with our new systems for procurement and billing, we could experience product shortages or an increase in accounts receivable. Any failure by us to properly implement our new information systems, or to otherwise properly manage our growth, could impair our ability to attract and service customers and could cause us to incur higher operating costs and experience delays in the execution of our business plan.

        We are subject to numerous laws and regulations governing the healthcare industry, and non-compliance with such laws, as well as changes in such laws or future interpretations of such laws, could reduce demand for and limit our ability to distribute our products and could cause us to incur significant compliance costs.

        There are widespread legislative efforts to control health care costs in the United States and abroad, which we expect will continue in the future. For example, the recent enactment of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 eliminated annual payment increases on the V.A.C. system for the foreseeable future and initiated a competitive bidding program. At this time, we are unable to determine whether and to what extent these changes would be applied to our products and our business but this or similar legislative efforts in the future could negatively impact demand for our products.

        Substantially all of our products are subject to regulation by the U.S. Food and Drug Administration, or FDA, and its foreign counterparts. Complying with FDA requirements and other applicable regulations imposes significant costs and expenses on our operations. If we fail to comply with applicable regulations, we could be subject to enforcement sanctions, our promotional practices may be restricted, and our marketed products could be subject to recall or otherwise impacted. In addition, new regulations, such as the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, that regulate the way we do business will result in increased compliance costs.

        We are also subject to various federal and state laws pertaining to health care fraud and abuse, including prohibitions on the submission of false claims and the payment or acceptance of kickbacks or other remuneration in return for the purchase or lease of our products. The United States Department of Justice and the Office of the Inspector General of the United States Department of Health and Human Services have launched an enforcement initiative which specifically targets the long-term care, home health and DME industries. Sanctions for violating these laws include criminal penalties and civil sanctions, including fines and penalties, and possible exclusion from the Medicare, Medicaid and other federal health care programs. Although we believe our business arrangements comply with federal and state fraud and abuse laws, our practices may be challenged under these laws in the future.

        Product liability claims could expose us to significant costs associated with adverse judgments or could reduce the demand for our V.A.C. and therapeutic surface products.

        The manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. As of May 18, 2004, there were eight product liability suits filed against us, including one involving the V.A.C. system. If a product liability claim is successfully asserted against us and we become liable for amounts in excess of our insurance coverage, we could be responsible for potentially large litigation damage awards and costs and expenses in litigating such a claim.

Risks Related to Our Capital Structure

        Our substantial indebtedness could adversely affect our financial condition.

        We have a significant amount of debt. As of March 31, 2004, we had $568.3 million of outstanding indebtedness (long-term debt, capital lease obligations and our liability associated with interest rate swaps) and a net shareholders' deficit of $141.0 million. This level of indebtedness could have important consequences, including the following:

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  it may be difficult for us to satisfy our obligations under our senior credit facility and the 7 3/8% Senior Subordinated Notes due 2013;

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  if we default on our secured debt, these lenders may foreclose on our assets and we may not be able to continue as a going concern;

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  we may have to use a significant amount of our cash flow for scheduled debt service rather than for operations;

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  we may be less able to obtain other debt or equity financing in the future;

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  we could be less able to take advantage of significant business opportunities, including acquisitions or divestitures;

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  our vulnerability to general adverse economic and industry conditions could be increased; and

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  we could be at a competitive disadvantage compared to competitors with less debt.

        Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

        Due to the large amount of principal and interest payments due under our debt, we may not generate enough cash from our operations to meet these obligations or to fund other liquidity needs. Our interest rate swap agreements effectively convert a portion of our variable-rate borrowings to a fixed rate basis through 2006, thus reducing the impact of changes on future interest expense. Approximately 81.9% of our outstanding variable-rate borrowings as of March 31, 2004 have been hedged through the designation of interest rate swap agreements classified as cash flow hedges. If market interest rates for similar borrowings had averaged 1% more than they did at March 31, 2004, our quarterly interest expense, after considering the effects of our interest rate swaps, would have increased, and earnings before taxes would have decreased by approximately $284,000. Our ability to generate cash in the future is, to some extent, subject to risks and uncertainties that are beyond our control. If we are unable to meet our debt obligations, we may need to refinance all or a portion of our indebtedness, sell assets or raise funds in the capital markets. Our ability to refinance will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

        Restrictive covenants in our senior credit facility and the indenture governing the 7 3/8% Senior Subordinated Notes due 2013 may restrict our ability to pursue our business strategies.

        Our senior credit facility and the indenture governing the 7 3/8% Senior Subordinated Notes due 2013 limit our ability, among other things, to:

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  incur additional indebtedness or contingent obligations;

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  pay dividends or make distributions to our shareholders;

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  repurchase or redeem our stock;

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  make investments;

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  grant liens;

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  make capital expenditures;

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  enter into transactions with our shareholders and affiliates;

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  sell assets; and

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  acquire the assets of, or merge or consolidate with, other companies.

        Our senior credit facility contains financial covenants requiring us to meet certain leverage and interest coverage ratios. Specifically, we are obligated not to permit ratios to fall outside certain specified ranges and maintain minimum levels of EBITDA (as defined in our senior credit facility). Under our senior credit facility, EBITDA excludes charges associated with the recapitalization. With regard to these financial covenants, it will be an event of default if we permit any of the following:

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  for any period of four consecutive quarters ending at the end of any fiscal quarter beginning with the fiscal quarter ending December 31, 2003, the ratio of EBITDA, as defined, to consolidated cash interest expense to be less than certain specified ratios ranging from 4.30 to 1.00 for the fiscal quarter ending December 31, 2003 to 5.50 to 1.00 for the fiscal quarter ending December 31, 2006 and each fiscal quarter following that quarter;

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  as of the last day of any fiscal quarter beginning with the fiscal quarter ending December 31, 2003, the leverage ratio of debt to EBITDA, as defined, to be greater than certain specified leverage ratios ranging from 4.30 to 1.00 for the fiscal quarter ending December 31, 2003 to 2.50 to 1.00 for the fiscal quarter ending December 31, 2006 and each fiscal quarter following that quarter; or

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  for any period of four consecutive fiscal quarters ending at the end of any fiscal quarter beginning with the fiscal quarter ending December 31, 2003, EBITDA, as defined, to be less than certain amounts ranging from $156.4 million for the fiscal quarter ending December 31, 2003 to $240.0 million for the fiscal quarter ending December 31, 2006 and each fiscal quarter following that quarter.

        We may not be able to maintain these ratios. Covenants in our senior credit facility may also impair our ability to finance future operations or capital needs, or to enter into acquisitions or joint ventures or engage in other favorable business activities.

        If we default under our senior credit facility, we could be prohibited from making any payments on the 7 3/8% Senior Subordinated Notes due 2013. In addition, the lenders under our senior credit facility could require immediate repayment of the entire principal then outstanding. If those lenders require immediate repayment, we may not be able to repay them and also repay the 7 3/8% Senior Subordinated Notes due 2013 in full. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments under our senior credit facility, or if we are unable to maintain the financial ratios under our senior credit facility, we will be in default under our senior credit facility, which could, in turn, cause a default under our 7 3/8% Senior Subordinated Notes due 2013, the related indenture and any other debt obligations that we may incur from time to time.

        Our obligations under our senior credit facility are secured by substantially all of our assets.

        Our obligations under our senior credit facility are secured by liens on substantially all of our assets, and the guarantees of certain of our subsidiaries under our senior credit facility are secured by liens on substantially all of such subsidiaries' assets. If we become insolvent or are liquidated, or if payments under our senior credit facility or of other secured obligations are accelerated, the lenders under our senior credit facility or the obligees with respect to the other secured obligations will be entitled to exercise the remedies available to a secured lender under applicable law and the applicable agreements and instruments, including the right to foreclose on all of our assets. Accordingly, you could lose all or a part of your investment in our common stock.

Risks Related to this Offering

        If a significant number of shares of our common stock is sold into the market following this offering, the market price of our common stock could significantly decline, even if our business is doing well.

        Our officers, directors and some of our shareholders who, as of May 18, 2004, together held approximately 39,466,324 shares of our common stock and shares issuable upon exercise of vested options (after giving effect to sales in the offering) have agreed, subject to certain exceptions, that, without the prior written consent of Merrill Lynch and J.P. Morgan, they will not sell their shares. These lock-ups will expire, and the shares will be available for sale in the public market, as follows:

Number of Shares	Date of Availability for Sale
9,303,008	On September 8, 2004.
30,163,316	180 days after the date of this prospectus, subject to an extension of up to 18 days.

        The above table assumes the effectiveness of the lock-up agreements under which holders of our common stock have agreed not to sell or otherwise dispose of their shares of common stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

        After this offering, the holders of approximately 39,429,472 shares of common stock and shares issuable upon the exercise of vested options will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. These registration rights of our shareholders could impair our ability to raise capital by depressing the price at which we could sell our common stock. In addition, our employees, officers and directors may elect to sell their shares of our common stock or exercise their stock options in order to sell the stock underlying their options in the market. Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

        Our articles of incorporation, our by-laws and Texas law contain provisions that could discourage, delay or prevent a change in control or management of KCI.

        Our articles of incorporation and by-laws and Texas law contain provisions which could discourage, delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors.

        These provisions include:

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  authorization of the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

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  establishment of a classified board of directors with staggered, three-year terms;

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  provisions giving the board of directors sole power to set the number of directors;

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  limitations on the ability of shareholders to remove directors;

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  requirements for the approval of at least two-thirds of our outstanding common shares to amend our articles of incorporation;

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  authorization for our board of directors to adopt, amend or repeal our by-laws (subject to the right of our shareholders to adopt, amend or repeal the amended and restated by-laws with the approval of at least two-thirds of our outstanding common shares);

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  limitations on the ability of shareholders to call special meetings of shareholders; and

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  establishment of advance notice requirements for presentation of new business and nominations for election to the board of directors at shareholder meetings.

In addition, under Texas law and our articles of incorporation and our by-laws, action may not be taken by less than unanimous written consent of our shareholders unless the board of directors has recommended that the shareholders approve such action.

        The limitation on the ability of shareholders to call a special meeting, to act by written consent and to remove directors may make it difficult for shareholders to remove or replace the board of directors should they desire to do so. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management.

        These provisions delay or prevent a third party from acquiring us. Any such delay or prevention could cause the market price of our common stock to decline.

        See "Description of Capital Stock" for additional information on the anti-takeover measures applicable to us.

        Our voting stock is controlled by three principal shareholders whose interests may conflict with the interests of our other shareholders.

        Upon completion of this offering, Fremont Partners, L.P., James R. Leininger, M.D. and Blum Capital Partners, L.P., and their related parties collectively will beneficially own 40.9% of our common stock, assuming no exercise of the underwriters' overallotment option. As a result of this ownership, Fremont Partners, Dr. Leininger and Blum Capital Partners may be able to influence our affairs and will have a substantial impact on matters requiring shareholder approval. Such matters include the election of directors, the adoption of amendments to our articles of incorporation and by-laws and the approval of mergers or sales of substantially all our assets. The interests of our principal shareholders may conflict with the interests of our other shareholders.

        In addition, Fremont Partners, L.P., Blum Capital Partners L.P. and their respective related parties are parties to an agreement among shareholders with Dr. Leininger providing that if the Fremont and Blum-related shareholders agree to sell all of their shares to a third party, they may compel Dr. Leininger to include his shares in the sale as well. Upon completion of this offering, the Fremont and Blum-related parties will collectively own 20.8% of our shares, and Dr. Leininger will own 20.1% of our shares, assuming no exercise of the underwriters' overallotment option. As a result, the Fremont and Blum shareholders could cause the sale of an aggregate of 40.9% of our shares to a third party without further action or consent by the shareholders. See "Description of Capital Stock—Shareholders Agreement."

        Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

        The market price of our common stock may be highly volatile and may fluctuate substantially due to many factors, including:

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  actual or anticipated fluctuations in our operating results;

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  changes in health care, pricing or reimbursement policies;

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  our competitors' announcements of new products, significant contracts, acquisitions or strategic investments;

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  changes in our growth rates or our competitors' growth rates;

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  the timing or results of regulatory submissions or actions with respect to our products;

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  public concern as to the safety of our products;

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  our inability to raise additional capital;

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  conditions of the healthcare industry or in the financial markets or economic conditions in general; and

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  changes in stock market analyst recommendations regarding our common stock, other comparable companies or the healthcare industry generally.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. The forward-looking statements are based on our current expectations and projections about future events. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "projects," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," or the negative of these terms and other comparable terminology, including, but not limited to, the following:

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  any projections of revenues, earnings, cash balances or cash flow, synergies or other financial items;

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  any statements of the plans, strategies and objectives of management for future operations;

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  any statements regarding future economic conditions or performance;

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  implementing our business strategy;

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  attracting and retaining customers;

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  obtaining and expanding market acceptance of the products and services we offer;

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  competition in our market;

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  statements regarding the outcome of pending litigation;

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  trends in the rental and sales product mix and from lower-therapy products to capital purchases;

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  future demand for V.A.C. systems;

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  expenditures with respect to our therapeutic surfaces business and demand for our bariatric products;

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  changes in patient demographics; and

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  any statements of assumptions underlying any of the foregoing.

        These forward-looking statements are only predictions, not historical facts. These forward-looking statements involve certain risks and uncertainties, as well as assumptions. Actual results, levels of activity, performance, achievements and events could differ materially from those stated, anticipated or implied by such forward-looking statements. You should consider the risk factors and uncertainties under the caption "Risk Factors" among other things, in evaluating KCI's prospects and future financial performance. The occurrence of the events described in the risk factors could harm the business, results of operations and financial condition of KCI. These forward-looking statements are made as of the date of this prospectus. KCI disclaims any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise, or any obligation to explain the reasons why actual results may differ.

USE OF PROCEEDS

        All of the shares of common stock offered hereby are being sold by the selling shareholders. We will not receive any proceeds from this offering.

DIVIDEND POLICY

        We do not currently pay cash dividends on our common stock. Our board of directors currently intends to retain any future earnings to support our operations and to finance the growth and development of our business and does not intend to declare or pay cash dividends on our common stock for the foreseeable future. Any future payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board.

        Our senior credit agreement limits our ability to declare or pay dividends on, or repurchase or redeem, any of our outstanding equity securities. Under the senior credit agreement, we may purchase or pay cash dividends on our capital stock subject to certain aggregate limits based on our then-current pro forma leverage ratio (defined as the ratio of selected debt to EBITDA for the prior four fiscal quarters), as set forth in the table below:

Leverage Ratio Range	Limitation
Less than or equal to 2.25 to 1.00	Unlimited
Between 2.25 to 1.00 and 2.50 to 1.00	$20.0 million per year

As of March 31, 2004, our leverage ratio as defined in our senior credit agreement was 1.86 to 1.00.

        In addition to the foregoing, we are permitted under the senior credit agreement to effect open-market purchases of our capital stock in an amount up to $25.0 million per year.

The senior credit agreement prohibits or limits the ability of our subsidiaries to:

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  make loans or advances to another subsidiary; or

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  transfer assets to another subsidiary.

In addition, subject to certain specified exceptions, the indenture governing our 7 3/8% Senior Subordinated Notes due 2013 prohibits us from:

  •
  declaring or paying any dividend or making any distribution in respect of our equity securities;

  •
  purchasing or redeeming any equity securities;

  •
  purchasing or redeeming any indebtedness that is subordinate or junior to the notes; or

  •
  making certain specified investments if, following such event,

  —
  we would be in default under the indenture,

  —
  our consolidated fixed charge coverage ratio, as defined in the indenture, would be greater than 2.0 to 1.0, or

  —
  the aggregate of such payments shall exceed certain amounts determinable under specified formulas.

The indenture also prohibits our subsidiaries, subject to certain specified exceptions, from:

  •
  paying any subordinated indebtedness owed to us or any other subsidiary; or

  •
  transferring any property or assets from any subsidiary to certain subsidiaries.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the New York Stock Exchange under the symbol "KCI." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the New York Stock Exchange:

2004:	High	Low
First Quarter (from February 24, 2004 through March 31, 2004)	$45.15	$37.75
Second Quarter (through June 16, 2004)	$52.55	$43.17

        On June 16, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $47.86 per share. As of May 18, 2004, there were approximately 114 shareholders of record of our common stock.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2004:

  •
  on an actual basis; and

  •
  on an as adjusted basis, giving effect to the estimated tax benefit and cash proceeds from the exercise of options to purchase 1,760,426 shares of our common stock by the selling shareholders along with an estimated $3.2 million in non-recurring costs and related tax effect incurred in connection with this offering.

        You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2004
	Actual	As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$93,243	$97,167

Total debt:
2003 senior credit facility	$427,600	$427,600
7 3/8% Senior Subordinated Notes due 2013	133,250	133,250
Other debt and capitalized lease obligations	7,466	7,466

Total debt	568,316	568,316

Shareholders' equity (deficit):
Common stock, par value $0.001, authorized 225,000; issued and outstanding 64,814 actual; 66,574 as adjusted	65	67
Additional paid-in capital	429,501	462,551
Deferred compensation	226	226
Retained deficit	(579,101)	(581,911)
Accumulated other comprehensive income	8,283	8,283

Total shareholders' deficit	(141,026)	(110,784)

Total capitalization	$427,290	$457,532

        The actual number of shares of our common stock outstanding on March 31, 2004 excludes:

  •
  7,308,120 shares available for future issuance under our stock option plans; and

  •
  2,500,000 shares available for future issuance under our employee stock purchase plan.

        The actual and as adjusted numbers of shares of our common stock outstanding on March 31, 2004 also exclude 10,721,834 and 8,961,408 shares, respectively, issuable upon exercise of outstanding options.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        Our audited consolidated financial statements as of and for the year ended December 31, 2003 and our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2004 are included elsewhere in this prospectus. The unaudited pro forma consolidated financial information presented herein should be read together with those financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The unaudited pro forma consolidated financial information has been provided to enable readers to understand our historical financial results in relation to our recent recapitalization, the initial public offering and this offering.

        Our historical March 31, 2004 balance sheet reflects the financial impact of the recapitalization and the initial public offering. We prepared the unaudited pro forma balance sheet to reflect this offering as if it had occurred on March 31, 2004. We prepared the unaudited pro forma consolidated statements of earnings to reflect the recapitalization, the initial public offering and this offering as if such events had occurred on January 1, 2003 and January 1, 2004. The pro forma consolidated balance sheet data at March 31, 2004 and statement of earnings data for fiscal 2003 and the three months ended March 31, 2004 give effect to the 2003 recapitalization, the sale of 3,500,000 shares of our common stock at our initial public offering price of $30.00 per share, the automatic conversion of all shares of our preferred stock into 19,199,520 shares of our common stock upon the closing of the initial public offering, the redemption of $71.75 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013, payment of a bond call premium of $5.3 million related to the redemption, prepayment of $50.0 million of debt under our senior credit facility, the payment of management bonuses and payroll taxes and other expenses related to the initial public offering of $19.5 million and the exercise of vested options to purchase 1,760,426 shares of our common stock by the selling shareholders in connection with this offering.

        Our pro forma statement of earnings for the year ended December 31, 2003 and the three months ended March 31, 2004 excludes non-routine costs and related tax benefits incurred in connection with the 2003 recapitalization, the initial public offering and this offering for the three months ended March 31, 2004 totaling approximately $86.4 million, $28.2 million and $3.2 million, respectively, before income taxes.

        Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States has been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The pro forma statement of earnings data is not necessarily indicative of results that would have occurred had the recapitalization, the initial public offering and this offering been completed on January 1, 2003 and January 1, 2004 and should not be construed as being representative of future results of operations. Likewise, the pro forma balance sheet data at March 31, 2004 is not necessarily indicative of what our financial position would have been at March 31, 2004 had this offering been completed on March 31, 2004.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

Pro Forma Consolidated Balance Sheet

(in thousands)
(unaudited)

	March 31, 2004
	Historical	IPO and Offering Adjustments		Pro Forma for IPO and Offering
Assets:
Current Assets:
Cash and cash equivalents	$93,243	$(3,209	)(a)	$97,167
		7,133	(b)
Accounts receivable, net	200,034	—		200,034
Income tax receivable	—	11,525	(b)	11,525
Inventories, net	30,102	—		30,102
Deferred income taxes	22,925	—		22,925
Prepaid expenses and other current assets	14,421	—		14,421

Total current assets	360,725	15,449		376,174

Net property, plant and equipment	155,085	—		155,085
Loan issuance costs, less accumulated amortization of $1,590	14,931	—		14,931
Goodwill	48,791	—		48,791
Other assets, less accumulated amortization of $8,359	28,741	—		28,741

	$608,273	$15,449		$623,722

Liabilities and Shareholders' Deficit:
Current liabilities:
Accounts payable	$30,719	$—		$30,719
Accrued expenses	100,153	—		100,153
Current installments of long-term debt	4,308	—		4,308
Current installments of capital lease obligations	1,536	—		1,536
Derivative financial instruments	4,293	—		4,293
Income taxes payable	14,793	(399	)(a)	—
		(14,394	)(b)

Total current liabilities	155,802	(14,793)		141,009

Long-term debt, net of current installments	556,842	—		556,842
Capital lease obligations, net of current installments	1,337	—		1,337
Deferred income taxes, net	26,191	—		26,191
Deferred gain, sale of headquarters facility	8,915	—		8,915
Other noncurrent liabilities	212	—		212

	749,299	(14,793)		734,506
Shareholders' equity (deficit):
Common stock; authorized 225,000; issued and outstanding 64,814 actual and 66,574 pro forma	65	2	(b)	67
Additional paid-in capital	429,501	7,131	(b)	462,551
		25,919	(b)
Deferred compensation	226	—		226
Retained deficit	(579,101)	(3,209	)(a)	(581,911)
		399	(a)
Accumulated other comprehensive income	8,283	—		8,283

Shareholders' deficit	(141,026)	30,242		(110,784)

	$608,273	$15,449		$623,722

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

Pro Forma Consolidated Statement of Earnings

(in thousands, except per share data)
(unaudited)

	Three Months Ended March 31, 2004
	Historical	IPO and Offering Adjustments		Pro Forma for IPO and Offering
Revenue:
Rental	$165,908	—		$165,908
Sales	58,926	—		58,926

Total revenue	224,834	—		224,834

Rental expenses	105,406	—		105,406
Cost of goods sold	16,768	—		16,768

Gross profit	102,660	—		102,660
Selling, general and administrative expenses	48,542	—		48,542
Research and development expenses	7,119	—		7,119
Initial public offering bonuses	19,534	(19,534	)(c)	—

Operating earnings	27,465	19,534		46,999
Interest income	371	—		371
Interest expense	(18,844)	8,634	(c)	(7,745)
		2,465	(d)
Foreign currency loss	(464)	—		(464)

Earnings before income taxes	8,528	30,633		39,161
Income taxes	3,070	10,140	(c)	14,097
		887	(e)

Net earnings	$5,458	$19,606		$25,064
Series A convertible preferred stock dividends	(65,604)	65,604	(f)	—

Net earnings available to common shareholders	$(60,146)	$85,210		$25,064

Net earnings per share available to common shareholders:
Basic	$(1.19)			$0.38

Diluted	$(1.19)			$0.35

Weighted average shares outstanding:
Basic	50,332			66,310

Diluted	50,332			71,584

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

Pro Forma Consolidated Statement of Earnings

(in thousands, except per share data)
(unaudited)

	Year Ended December 31, 2003
	Historical	Recapitalization Adjustments		Pro Forma for Recapitalization	IPO and Offering Adjustments		Pro Forma for Recapitalization and Offerings
Revenue:
Rental	$582,801	—		$582,801	—		$582,801
Sales	181,035	—		181,035	—		181,035

Total revenue	763,836	—		763,836	—		763,836

Rental expenses	356,075	—		356,075	—		356,075
Cost of goods sold	64,118	—		64,118	—		64,118

Gross profit	343,643	—		343,643	—		343,643
Selling, general and administrative expenses	170,614	—		170,614	—		170,614
Research and development expenses	23,044	—		23,044	—		23,044
Recapitalization expenses	70,085	(70,085	)(g)	—	—		—
Unusual item-litigation settlement (gain)	(75,000)	—		(75,000)	—		(75,000)

Operating earnings	154,900	70,085		224,985	—		224,985
Interest income	1,065	—		1,065	—		1,065
Interest expense	(52,098)	16,302	(g)	(42,005)	10,001	(d)	(32,004)
		35,796	(h)
		(42,005	)(i)
Foreign currency gain	7,566	—		7,566	—		7,566

Earnings before income taxes	111,433	80,178		191,611	10,001		201,612
Income taxes	41,787	32,395	(g)	71,854	3,750	(e)	75,604
		(2,328	)(j)

Net earnings	$69,646	$50,111		$119,757	$6,251		$126,008

Series A convertible preferred stock dividends	(9,496)	9,496	(k)	(25,128)	24,485	(f)	—
		(24,485	)(l)		643	(f)
		(643	)(m)

Net earnings available to common shareholders	$60,150	$34,479		$94,629	$31,379		$126,008

Net earnings per share available to common shareholders:
Basic	$1.03			$2.30			$1.92

Diluted	$.93			$1.81			$1.76

Weighted average shares outstanding:
Basic	58,599			41,149			65,608

Diluted	64,493 (n)			66,041			71,641

Notes to unaudited pro forma consolidated statements of operations

        The following adjustments were applied to our consolidated statement of earnings for the year ended December 31, 2003 and three months ended March 31, 2004 and to our consolidated balance sheet as of March 31, 2004.

  (a)
  Amounts reflect the payment of approximately $3.2 million of certain expenses related to this offering and related tax effect of $399,000. These expenses include legal and accounting fees along with employer payroll taxes and exclude underwriting commissions and discounts, which will be paid by the selling shareholders. These expenses have been reflected in our pro forma balance sheet, but have not been reflected in our pro forma statements of earnings as there is no continuing impact on operations.

  (b)
  Amounts reflect the exercise of options to purchase 1,760,426 shares of our common stock by the selling shareholders. We expect to receive approximately $7.1 million in cash for the payment of the strike price associated with these options. Additionally, we expect to receive a tax benefit totaling $25.9 million related to the exercise of these options, which we expect to realize through lower future cash tax payments.

  (c)
  Amounts reflect the elimination of non-routine costs incurred in connection with the initial public offering totaling $28.2 million, before taxes. Of the $28.2 million, $19.5 million is recorded as initial public offering bonuses and consists of bonuses totaling approximately $19.3 million, including related employer payroll taxes, paid to employees and approximately $260,000 of professional fees. The remaining $8.6 million is recorded as interest expense and includes a $5.3 million bond call premium related to the redemption of $71.75 million of our 7 3/8% Senior Subordinated Notes due 2013 and the write-off of loan issuance fees totaling $3.3 million related to the redemption of such notes and the prepayment of $50.0 million of debt under our senior credit facility. We recorded a tax benefit associated with these initial public offering expenses totaling $10.1 million. These initial public offering expenses and the related tax benefit have been excluded from our pro forma results as there is no continuing impact on operations.

  (d)
  Amount reflects the reduction in interest expense that would be recorded assuming a reduction in debt outstanding as of the beginning of the applicable year under the senior credit facility and the 7 3/8% Senior Subordinated Notes due 2013 of approximately $50.0 million and $71.75 million, respectively.

  (e)
  Amount represents estimated increased tax expense from reduced interest expense as a result of the repayment of debt at our fiscal 2003 effective tax rate of 37.5% and our first quarter 2004 effective tax rate of 36%, as applicable.

  (f)
  Amount reflects the reversal of preferred stock dividends and reversal of amortization of preferred stock beneficial conversion feature, discount and issuance costs assuming the initial public offering was consummated on January 1 of the applicable year, resulting in the conversion of the preferred stock upon the closing of the initial public offering.

  (g)
  Amounts reflect the elimination of non-routine expenses of $86.4 million, before taxes, and related tax benefit of $32.4 million incurred in connection with the recapitalization. Of the total $86.4 million, $70.1 million is recorded as recapitalization expenses. The $70.1 million includes $67.5 million related to compensation expense for the repurchase, or cash settlement of vested options, and $2.6 million related to miscellaneous fees and expenses associated with the share repurchase. The remaining $16.3 million is recorded as interest expense, which includes a $9.6 million early redemption premium and an approximately $1.5 million consent fee related to the redemption of the 9 5/8% Senior Subordinated Notes due 2007 along with the non-cash write off of $5.2 million of debt issuance costs associated with our previously existing senior credit facility and the 9 5/8% Senior Subordinated Notes due 2007. We recorded a tax benefit associated with these recapitalization expenses of $32.4 million. These recapitalization expenses and the related tax benefit have been excluded from our pro forma results as they are non-routine charges.

  (h)
  Amount represents the removal of interest expense of $33.5 million and amortization of loan issuance costs of $2.3 million recorded on our interest bearing debt for the year ended December 31, 2003.

  (i)
  Amount represents estimated interest expense that would have been incurred during the applicable period on the senior credit facility of $24.4 million and the 7 3/8% Senior Subordinated Notes due 2013 of $15.3 million along with other interest bearing debt of $320,000, and amortization of loan issuance costs of $2.0 million. Amount assumes that no amounts would have been drawn on the revolving credit facility during the applicable period. Amount also assumes that the seven interest rate swaps in effect at December 31, 2003 were outstanding for fiscal 2003 in accordance with the requirements of our senior credit facility. Interest rates were assumed to be those in effect under our senior credit facility, the 7 3/8% Senior Subordinated Notes due 2013 and our interest rate swaps as of December 31, 2003. The interest rate under our senior credit facility was calculated as 3.9%, which represents the LIBOR rate plus 2.75% as of December 31, 2003.

  (j)
  Amount represents estimated tax benefit from additional interest expense incurred under the senior credit facility and our 7 3/8% Senior Subordinated Notes due 2013 at our current effective tax rate of 37.5%.

  (k)
  Amount represents the reversal of preferred stock dividends recorded during the year ended December 31, 2003.

  (l)
  Amount represents 9.0% cumulative quarterly dividend calculated for fiscal 2003 assuming that the preferred stock was issued at January 1, 2003 and all dividends were paid-in-kind during the period.

  (m)
  Amount represents amortization of preferred stock beneficial conversion feature, discount and issuance costs during the period amortized using the effective interest method.

  (n)
  Due to their antidilutive effect, 7,522,004 dilutive potential common shares from preferred stock conversion have been excluded from the historical diluted weighted average shares outstanding calculation for the year ended December 31, 2003.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated balance sheet data for fiscal 2002 and 2003 and the selected consolidated statement of earnings data for fiscal 2001, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for fiscal 1999 and 2000 and the selected consolidated balance sheet data for fiscal 2001 are derived from our audited consolidated financial statements not included in this prospectus. The unaudited condensed consolidated balance sheet data as of March 31, 2003 and 2004 and the unaudited condensed consolidated statement of earnings data for the three months ended March 31, 2003 and 2004 have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, we consider necessary for the fair presentation of the information. Operating results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2004. Reclassifications have been made to our results from prior years to conform to our current presentation.

        The pro forma consolidated statement of earnings data for the year ended December 31, 2003 and the three months ended March 31, 2004 gives effect to the 2003 recapitalization, the initial public offering and this offering as if these transactions had occurred on January 1, 2003 and January 1, 2004, respectively. For more information regarding our 2003 recapitalization, see note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus. The pro forma, as adjusted, consolidated balance sheet data at March 31, 2004 gives effect to this offering as if it had occurred on March 31, 2004 (see "Unaudited Pro Forma Consolidated Financial Information" and related notes included elsewhere in this prospectus). The pro forma statements of earnings are not necessarily indicative of results that would have occurred had the recapitalization, the initial public offering and this offering been completed on January 1, 2003 and January 1, 2004 and should not be construed as being representative of future results of operations. Likewise, the pro forma, as adjusted, balance sheet data at March 31, 2004 is not necessarily indicative of what our financial position would have been had this offering been completed on March 31, 2004. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States has been omitted pursuant to the rules and regulations of the Securities and Exchange Commission.

								Pro Forma(9)
						Three Months Ended March 31,
	Year Ended December 31,								Three Months Ended March 31, 2004
								Year Ended December 31, 2003
	1999	2000(1)	2001	2002	2003	2003	2004
	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Rental	$245,983	$274,331	$361,634	$453,061	$582,801	$129,442	$165,908	$582,801	$165,908
Sales	74,249	77,701	94,313	127,371	181,035	37,561	58,926	181,035	58,926

Total revenue	320,232	352,032	455,947	580,432	763,836	167,003	224,834	763,836	224,834

Rental expenses	167,397	176,392	220,485	276,476	356,075	79,379	105,406	356,075	105,406
Cost of goods sold	29,811	29,645	32,952	51,824	64,118	13,645	16,768	64,118	16,768

Gross profit	123,024	145,995	202,510	252,132	343,643	73,979	102,660	343,643	102,660
Selling, general and administrative expenses	67,032	72,521	100,562	123,964	170,614	36,481	48,542	170,614	48,542
Research and development expenses	8,176	7,773	14,226	18,749	23,044	4,425	7,119	23,044	7,119
Initial public offering bonuses(2)	—	—	—	—	—	—	19,534	—	—
Recapitalization expenses(3)	—	—	—	—	70,085	—	—	—	—
Unusual item-litigation settlement (gain)(4)	—	—	—	(173,250)	(75,000)	—	—	(75,000)	—

Operating earnings	47,816	65,701	87,682	282,669	154,900	33,073	27,465	224,985	46,999
Interest income	348	897	280	496	1,065	400	371	1,065	371
Interest expense(5)	(46,502)	(48,635)	(45,116)	(40,943)	(52,098)	(8,178)	(18,844)	(32,004)	(7,745)
Foreign currency gain (loss)	(1,356)	(2,358)	(1,638)	3,935	7,566	1,788	(464)	7,566	(464)

Earnings before income taxes	306	15,605	41,208	246,157	111,433	27,083	8,528	201,612	39,161
Income taxes	620	6,476	17,307	96,001	41,787	10,156	3,070	75,604	14,097

Net earnings (loss)	$(314)	$9,129	$23,901	$150,156	$69,646	$16,927	$5,458	$126,008	$25,064
Series A convertible preferred stock dividends	—	—	—	—	(9,496)	—	(65,604)	—	—

Net earnings (loss) available to common shareholders	$(314)	$9,129	$23,901	$150,156	$60,150	$16,927	$(60,146)	$126,008	$25,064

Net earnings (loss) per share available to common shareholders
Basic	$(0.00)	$0.13	$0.34	$2.12	$1.03	$0.24	$(1.19)	$1.92	$0.38

Diluted	$(0.00)	$0.12	$0.32	$1.93	$0.93	$0.21	$(1.19)	$1.76	$0.35

Weighted average shares outstanding
Basic	70,915	70,915	70,917	70,927	58,599	70,995	50,332	65,608	66,310

Diluted(6)	73,254	73,219	73,996	77,662	64,493	79,861	50,332	71,641	71,584

	As of December 31,					As of March 31,
								Pro Forma As Adjusted(10) March 31, 2004
	1999	2000	2001	2002	2003	2003	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,362	$2,139	$199	$54,485	$156,064	$137,191	$93,243	$97,167
Working capital(7)	62,482	40,411	100,335	254,813	227,596	158,052	204,923	235,165
Total assets	283,261	288,091	343,193	618,059	665,096	539,595	608,273	623,722
Total debt(8)	502,780	489,119	509,540	523,443	688,229	416,752	568,316	568,316
Series A convertible preferred stock	—	—	—	—	261,719	—	—	—
Total shareholders' deficit	(264,735)	(257,953)	(236,325)	(80,436)	(507,254)	(61,745)	(141,026)	(110,784)

(1)
In December 2000, we began reporting international results on a current-month basis. As a result of this change, the 2000 fiscal year included a 13th monthly period for the international segment which increased reported revenue and operating earnings by approximately $8.0 million and $1.1 million, respectively.

(2)
Initial public offering bonuses include bonuses paid to our management from the net proceeds of our initial public offering.

(3)
Recapitalization expenses include non-interest related expenses incurred in connection with our 2003 recapitalization. See note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information about our 2003 recapitalization.

(4)
Amounts for fiscal 2002 include accrual in connection with the first installment payment of $175.0 million ($173.3 million, net of expenses of $1.7 million) as part of the antitrust settlement. Amounts for fiscal 2003 include the second and final payment of $75.0 million under this litigation settlement. See Note 16 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for discussion of the antitrust settlement.

(5)
Amounts for fiscal 2003 include an aggregate of $16.3 million in expense for the redemption premium and consent fee paid in connection with the redemption of our previously-existing 9 5/8% Senior Subordinated Notes due 2007 combined with the write off of unamortized loan issuance costs associated with the previously-existing senior credit facility. Amounts for three months ended March 31, 2004 include an aggregate of $8.6 million in expense incurred in connection with our initial public offering, including a bond call premium of $5.3 million incurred in connection with the redemption of $71.75 million of our outstanding 7 3/8% Senior Subordinated Notes due 2013 and $3.3 million of loan issuance costs that we wrote off related to the retirement of debt.

(6)
Dilutive potential common shares from preferred stock conversion totaling 7,522,004 shares have been excluded from the diluted earnings per share calculation for the year ended December 31, 2003, due to their antidilutive effect. Due to their antidilutive effect, 5,934,824 dilutive potential common shares from stock options and 12,026,073 dilutive potential common shares from preferred stock conversion have been excluded from the diluted weighted average shares calculation for the three-month period ended March 31, 2004.

(7)
Working capital represents total current assets less total current liabilities.

(8)
Total debt equals current and long-term debt, capital lease obligations and our liability associated with interest rate swaps.

(9)
Pro forma gives effect to the 2003 recapitalization, and the initial public offering and this offering for both fiscal 2003 and for the three months ended March 31, 2004 as follows:

•
the exclusion of $86.4 million, $28.2 million and $3.2 million of non-routine costs and related tax effects with the 2003 recapitalization, our initial public offering and this offering, respectively;

•
the inclusion of the sale by us of 3,500,000 shares of our common stock in connection with our initial public offering at an offering price of $30.00 per share;

•
the automatic conversion of all our preferred stock into 19,199,520 shares of our common stock upon the closing of our initial public offering;

•
the impact of using a portion of the net proceeds generated from our initial public offering, together with cash on hand, to redeem $71.75 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013, pay a bond call premium of $5.3 million in connection with the redemption, prepay $50.0 million of debt under our senior credit facility and pay management bonuses, payroll taxes and other expenses related to the initial public offering of $19.5 million; and

•
the exercise of options to purchase 1,760,426 shares of our common stock by the selling shareholders in this offering.

(10)
The pro forma, as adjusted, balance sheet at March 31, 2004 represents our historical balance sheet at March 31, 2004, which includes the effects of the 2003 recapitalization and the initial public offering adjusted to give effect to the tax benefit and cash proceeds from the exercise of options to purchase 1,760,426 shares of our common stock by the selling shareholders along with an estimated $3.2 million in non-recurring costs and related tax effect incurred in connection with this offering as if it had occurred on March 31, 2004. The pro forma, as adjusted, balance sheet at March 31, 2004 includes all non-recurring costs associated with this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the consolidated financial statements and related notes appearing in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under "Risk Factors".

General

        Kinetic Concepts, Inc. is a global medical technology company with leadership positions in advanced wound care and therapeutic surfaces. We design, manufacture, market and service a wide range of proprietary products which can significantly improve clinical outcomes while reducing the overall cost of patient care by accelerating the healing process or preventing complications. We derive our revenue from the rental and sale of products in two primary categories: Advanced Wound Care and Therapeutic Surfaces. Our advanced wound care systems incorporate our proprietary V.A.C. technology, which has been clinically demonstrated to promote wound healing and reduce the cost of treating patients with difficult-to-treat wounds. Our therapeutic surfaces, including specialty hospital beds, mattress replacement systems and overlays, are designed to address complications associated with immobility and obesity, such as pressure sores and pneumonia. From 2000 to 2003, we increased revenue at a compound annual growth rate of 29.5%. Our revenue for the three months ended March 31, 2004 increased 34.6% as compared to the three months ended March 31, 2003.

        We have direct operations in the United States, Canada, Europe, Australia, Asia and South Africa, and we conduct additional business through distributors in Latin America, the Middle East, Eastern Europe and Asia. We manage our business in two geographical segments, USA and International. In the United States, which accounted for 75.6% of our revenue for the three months ended March 31, 2004, we have a substantial presence in all care settings. In the U.S. acute and extended care settings, which accounted for more than half of our domestic revenue, we bill our customers, such as hospitals and extended care facilities, directly. In the U.S. home care setting, where our revenue comes predominantly from V.A.C. systems, we provide products and services directly to patients and we bill third-party payers, such as Medicare and private insurance. Internationally, substantially all of our revenue is generated from the acute care setting. Only a small portion of international V.A.C. revenue comes from home care. However, if we are able to gain home care reimbursement for V.A.C. therapy with third-party payers in Europe and other international locations, we believe revenue from the home care market will increase.

        Since the fourth quarter of 2000, our growth has been driven primarily by increased revenue from V.A.C. system rentals and sales, which accounted for approximately 63.1% of total revenue in 2003, up from 54.0% in 2002. V.A.C. system rentals and sales, accounted for approximately 66.0% of total revenue for the three months ended March 31, 2004, up from 58.8% for the three months ended March 31, 2003. We expect V.A.C. growth and the percentage of total revenue from V.A.C. rentals and sales to continue to increase, as it has in each of the last three years.

        For 2003 and the three months ended March 31, 2004, worldwide V.A.C. revenue from the combined acute and extended care settings grew 56.9% and 54.0%, respectively, and V.A.C. revenue from the home care setting grew 49.8% and 47.2% as compared to 2002 and the three months ended March 31, 2003, respectively. The home care market accounted for 43.9% of V.A.C. revenue and 27.7% of our total revenue for 2003. For the three months ended March 31, 2004, the home care market accounted for 42.8% of V.A.C. revenue and 28.3% of our total revenue. V.A.C. systems used in the home are reimbursed by government insurance (Medicare and Medicaid), private insurance and managed care organization payers.

        We believe that the key factors underlying V.A.C. growth over the past year have been:

  •
  Encouraging market expansion by adding new wound type indications for V.A.C. use and increasing the percentage of wounds that are considered good candidates for V.A.C. therapy. Recent examples of advances include the use of V.A.C. in open abdominal wounds, sternotomies and highly-infected wounds.

  •
  Expanding our contractual relationships with third-party payers. We have increased the number of reported lives that we have under contract with private insurance and managed care organizations from fewer than 20 million in mid-2000 to approximately 169 million as of April 30, 2004.

  •
  Improving V.A.C.'s penetration of customers and physicians, both in terms of the number of users and the extent of use by each customer or physician.

        Over the last three years, we have focused our marketing and selling efforts on increasing physician awareness of the benefits of V.A.C. therapy. These efforts are targeted at physician specialties that provide care to the majority of patients with wounds in our target categories. Within these specialties, we focus on those clinicians with the largest wound patient populations. Over time, we have added new specialties as awareness in our initial priority groups begin to approach appropriate levels. Aided awareness of the V.A.C. in our first tier of physician specialties averages over 90%. We will continue to focus on expanding unaided awareness in these groups.

        Continuous enhancements in product portfolio and positioning are important to our continued growth and market penetration. In 2003 and the first quarter of 2004, we benefited from the continuing rollout of the new V.A.C.ATS and the V.A.C. Freedom, which began in 2002. These advanced technology systems have significantly increased customer acceptance and value perception. We have also benefited from the introduction of three new dressing systems designed to improve ease-of-use and effectiveness in treating pressure ulcers and serious abdominal wounds.

        At the same time, ongoing clinical experience and studies have increased market acceptance of V.A.C. and expanded the range of wounds considered to be good candidates for V.A.C. therapy. We believe this growing base of data and clinical experience is driving the trend toward use of the V.A.C. on a routine basis for appropriate wounds.

        Our other major product category, therapeutic surfaces, has been a stable revenue generating line of business for the last three years. Therapeutic surfaces/other revenue accounted for approximately $282.0 million in revenue in 2003, up from $267.0 million in 2002. Therapeutic surfaces/other revenue accounted for approximately $76.5 million in revenue in the first quarter of 2004, up from $68.8 million in the prior-year period. We expect our therapeutic surface business to remain stable, supported by increased demand for our bariatric line of products and our other higher end products due to changing patient demographics, together with the introductions of new high end products and enhancements to existing products.

Recent Developments

  Initial Public Offering

        On February 27, 2004, we completed an initial public offering of our common stock, through which we sold 3.5 million newly-issued shares and the selling shareholders in the initial public offering sold an aggregate of 17.2 million existing shares at a price of $30.00 per share. Net proceeds from the initial public offering to us totaled $94.4 million. The net proceeds, along with cash on hand, were used to redeem $71.75 million of our 7 3/8% Senior Subordinated Notes due 2013, pay a bond call premium of $5.3 million in connection with the redemption, prepay $50.0 million of debt under our senior credit facility, and pay management bonuses, payroll taxes and other expenses related to the initial public offering of

$19.5 million. In March 2004, we wrote off $3.3 million in loan issuance costs associated with the retirement of our debt.

        As a result of our initial public offering, the holders of our then-outstanding Series A convertible preferred stock received cumulative preferred dividends paid-in-kind through December 31, 2005 of $65.6 million, and immediately thereafter, all of the then-outstanding shares of preferred stock were automatically converted into 19,199,520 shares of common stock.

  Three Months Ended March 31, 2004

        On May 5, 2004 we released our financial results for the three months ended March 31, 2004. Total revenue was $224.8 million, representing a 34.6% increase over revenue of $167.0 million for the three months ended March 31, 2003. Total V.A.C. revenue was $148.3 million for the three months ended March 31, 2004, representing a 51.0% increase over revenue of $98.2 million for the three months ended March 31, 2003. Total therapeutic surfaces/other revenue was $76.5 million for the three months ended March 31, 2004, representing an 11.2% increase over revenue of $68.8 million for the three months ended March 31, 2003.

        Net earnings for the three months ended March 31, 2004, excluding initial public offering related costs and expenses, were $23.5 million, or $0.34 per diluted share, representing a 38.7% increase over net earnings of $16.9 million, or $0.21 per diluted share, for the three months ended March 31, 2003.

  Prepayment of Debt

        On June 1, 2004, we prepaid $30.0 million of our senior credit facility and during 2004 we have repurchased an aggregate of $106.1 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013, which has brought our total debt reduction under our senior credit facility and our 7 3/8% Senior Subordinated Notes due 2013 to $186.1 million during 2004.

Results of Operations

Three Months ended March 31, 2004 and 2003

        Non-GAAP Financial Information.    In this prospectus, we have presented income statement items on an adjusted basis to exclude the impact of our initial public offering completed in the three months ended March 31, 2004. These adjusted non-GAAP financial measures do not replace the presentation of our GAAP financial results. We have provided this supplemental non-GAAP information because it provides meaningful information regarding our results on a consistent and comparable basis for the periods presented. Management uses this non-GAAP financial information for reviewing the operating results of its business segments and for analyzing potential future business trends in connection with its budget process. In addition, we believe investors utilize the information to evaluate period-to-period results and to attempt to understand potential future operating results.

        The following table sets forth, for the first quarter of the indicated year, (1) the percentage relationship of each item to total revenue as well as the change in each line item as compared to the first quarter of the prior year and (2) a reconciliation of initial public offering-related adjustments to GAAP (dollars in thousands):

	Revenue Relationship				Variance
		2004
				Excluding IPO Costs and Expenses	Increase (Decrease)
			IPO Related Costs and Expenses
	2003	Reported			$	%
Revenue:
Rental	78%	74%	—%	74%	$36,466	28.2%
Sales	22	26	—	26	21,365	56.9

Total revenue	100	100	—	100	57,831	34.6
Rental expenses	47	47	—	47	26,027	32.8
Cost of goods sold	8	7	—	7	3,123	22.9

Gross profit	45	46	—	46	28,681	38.8
Selling, general and administrative expenses	22	22	—	22	12,061	33.1
Research and development expenses	3	3	—	3	2,694	60.9
Initial public offering bonuses	—	9	(9)	—	—	—

Operating earnings	20	12	9	21	13,926	42.1
Interest income	—	—	—	—	(29)	(7.3)
Interest expense	(5)	(8)	4	(4)	(2,032)	(24.8)
Foreign currency gain (loss)	1	—	—	—	(2,252)	(126.0)

Earnings before income taxes	16	4	13	17	9,613	35.5
Income taxes	6	2	5	7	3,054	30.1

Net earnings	10%	2%	8%	10%	$6,559	38.7%

KINETIC CONCEPTS, INC. AND SUBSIDIARIES
Condensed Consolidated Statement of Earnings
For the Three Months ended March 31,
(in thousands, except per share data)
(unaudited)

		2004
	2003	Reported	IPO Costs and Expenses	Excluding IPO Costs and Expenses	% Change(1)
Revenue:
Rental	$129,442	$165,908	$—	$165,908	28.2%
Sales	37,561	58,926	—	58,926	56.9%

Total revenue	167,003	224,834	—	224,834	34.6%

Rental expenses	79,379	105,406	—	105,406	32.8%
Cost of goods sold	13,645	16,768	—	16,768	22.9%

Gross profit	73,979	102,660	—	102,660	38.8%
Selling, general and administrative expenses	36,481	48,542	—	48,542	33.1%
Research and development expenses	4,425	7,119	—	7,119	60.9%
Initial public offering bonuses	—	19,534	(19,534)	—	—

Operating earnings	33,073	27,465	19,534	46,999	42.1%
Interest income	400	371	—	371	(7.3)%
Interest expense	(8,178)	(18,844)	8,634	(10,210)	(24.8)%
Foreign currency gain (loss)	1,788	(464)	—	(464)	(126.0)%

Earnings before income taxes	27,083	8,528	28,168	36,696	35.5%
Income taxes	10,156	3,070	10,140	13,210	30.1%

Net earnings	$16,927	$5,458	$18,028	$23,486	38.7%
Series A convertible preferred stock dividends	—	(65,604)	65,604	—	—

Net earnings (loss) available to common shareholders	$16,927	$(60,146)	$83,632	$23,486	38.7%

Net earnings (loss) per share available to common shareholders:
Basic	$0.24	$(1.19)		$0.47	95.8%

Diluted	$0.21	$(1.19)		$0.34	61.9%

Weighted average shares outstanding:
Basic	70,995	50,332		50,332

Diluted(2)	79,861	50,332		68,293

(1)
Percentage change reflects the percentage variance between the 2004 results, excluding initial public offering related costs and expenses, and the 2003 results.

(2)
Due to their antidilutive effect, 5,934,824 dilutive potential common shares from stock options and 12,026,073 dilutive potential common shares from preferred stock conversion have been excluded from the diluted weighted average shares calculation for the three months ended March 31, 2004.

        Total Revenue.    Total revenue in the first quarter of 2004 was $224.8 million, an increase of $57.8 million, or 34.6%, from the prior-year period. Excluding the effects of foreign currency exchange movements, net revenue for the first quarter increased 30.3% over the prior year primarily due to increased rental and sales volumes for V.A.C. wound healing devices and related disposables resulting from increased market penetration and product awareness. The growth in V.A.C. was bolstered by the national availability of the V.A.C.ATS and V.A.C. Freedom in the first quarter of 2004, increased physician awareness of the benefits of V.A.C. therapy, and increased product adoption across wound types. Our revenue is divided between two primary operating segments, USA and International. The following table sets forth, for the periods indicated, the amount of revenue derived from each of these segments (dollars in thousands):

	Three months ended March 31,
			Variance
	2003	2004	$	%
USA
V.A.C.
Rental	$65,288	$89,907	$24,619	37.7%
Sales	17,092	31,682	14,590	85.4

Total V.A.C.	82,380	121,589	39,209	47.6
Therapeutic surfaces/other
Rental	37,862	39,801	1,939	5.1
Sales	7,386	8,551	1,165	15.8

Total therapeutic surfaces/other	45,248	48,352	3,104	6.9
Total USA rental	103,150	129,708	26,558	25.7
Total USA sales	24,478	40,233	15,755	64.4

Subtotal—USA	127,628	169,941	42,313	33.2%

International
V.A.C.
Rental	$7,818	$13,374	$5,556	71.1%
Sales	8,006	13,347	5,341	66.7

Total V.A.C.	15,824	26,721	10,897	68.9
Therapeutic surfaces/other
Rental	18,474	22,826	4,352	23.6
Sales	5,077	5,346	269	5.3

Total therapeutic surfaces/other	23,551	28,172	4,621	19.6
Total International rental	26,292	36,200	9,908	37.7
Total International sales	13,083	18,693	5,610	42.9

Subtotal—International	$39,375	$54,893	$15,518	39.4%

Total revenue	$167,003	$224,834	$57,831	34.6%

        Domestic Revenue.    Total domestic revenue for the first quarter of 2004 was $169.9 million, an increase of $42.3 million, or 33.2%, from the prior-year period primarily due to increased rental and sales volumes for V.A.C. wound healing devices and related disposables. Total domestic V.A.C. revenue was $121.6 million, an increase of $39.2 million, or 47.6%, from the prior-year period. Domestic V.A.C. rental revenue increased by $24.6 million, or 37.7%, due to a 45.2% increase in average units on rent per month for the quarter as compared to the prior-year quarter. This increase is partially due to continued market acceptance of the V.A.C.ATS and V.A.C Freedom systems introduced in late 2002 which have now been fully implemented in the United States, and partially due to heightened awareness of the benefits of V.A.C. therapy. Average V.A.C. rental pricing decreased 6.2% period over period due primarily to the continued shift away from all-inclusive pricing for managed care organizations, which resulted in a revenue movement from the rental classification to the sales classification.

        Domestic V.A.C. sales revenue of $31.7 million increased in the first quarter of 2004 by $14.6 million, or 85.4%, from the prior-year period due to higher sales volume for V.A.C. disposables associated with V.A.C. system rentals, improved price realization arising from increased sale of our higher priced disposables associated with the V.A.C.ATS and V.A.C Freedom and the effect of a shift in pricing methodology for managed care organizations. Some managed care organizations pay an all-inclusive daily rate, which covers the rental of V.A.C. systems and all needed disposables during the rental period. All revenue associated with all-inclusive pricing is included in rental revenue. As we enter into new contracts with managed care payers, we continue to shift away from all-inclusive pricing and we expect to continue experiencing some shift in revenue from the rental classification to the sales classification. The cost of V.A.C. disposables, whether purchased through all-inclusive pricing or by itemized sale, is included in cost of goods sold and, as a result, affects our rental expense and costs of goods sold margins.

        Domestic therapeutic surfaces/other revenue increased in the first quarter of 2004 by $3.1 million, or 6.9%, from the prior-year period. Therapeutic surfaces sales revenue increased 23.3% due primarily to a change in customer buying habits resulting in a change in our product mix. Therapeutic surfaces rental revenue for the first quarter of 2004 increased primarily due to a 7.9% price increase resulting from changes in our product mix, partially offset by a 3.4% decrease in the average number of units on rent per month as compared to the prior-year period. The change in our rental and sales product mix has resulted from increased demand for our bariatric products, and our other high-end products, where fewer competitive alternatives exist. We expect the trend in our changing product mix to continue as patient demographic trends indicate demand for our bariatric products may increase. We have also experienced a reduction in the rental of our lower-therapy products due to competitive pricing pressures and a market trend toward capital purchases for these products. This trend has also contributed to an increase in sales revenue. We believe the trend towards converting lower-therapy products to capital purchases may continue as facilities continue to manage the balance between their capital and operating budgets.

        International Revenue.    Total international revenue for the first quarter of 2004 of $54.9 million increased $15.5 million, or 39.4%, from the prior-year period as a result of increased V.A.C. demand, higher therapeutic surface revenue and favorable foreign currency exchange movements. Excluding the effects of foreign currency exchange movements, international revenue increased 21.0% from the first quarter of the prior year. V.A.C. revenue in the first quarter of 2004 was $26.7 million, an increase of $10.9 million, or 68.9%, from the prior-year period. Excluding the effects of foreign currency exchange movements, international V.A.C. revenue for the period increased 47.3% from the prior-year period. V.A.C. rental revenue increased in the first quarter of 2004 by $5.6 million, or 71.1%, due to a 41.9% increase in average units on rent per month, together with a 4.4% increase in average rental price due to favorable product mix changes. V.A.C. sales revenue increased in the first quarter of 2004 by $5.3 million, or 66.7%, from the prior-year period due to increased sales volume for V.A.C. disposables associated with increased V.A.C. system rentals along with increased price realization from the sale of higher priced disposables associated with the V.A.C.ATS

        International therapeutic surfaces/other revenue of $28.2 million for the first quarter of 2004 increased $4.6 million, or 19.6%, from the prior-year period. Excluding the effects of foreign currency exchange movements, international first quarter surface revenue increased 3.3% from the prior-year period due primarily to a 15.4% increase in the average number of therapeutic surface rental units rented, partially offset by a 7.7% decline in average rental pricing during the period. The decline in average rental price resulted primarily from competitive pressures. The increase in the average number of units rented was due to increased market penetration and product awareness in the countries where we do business. We expect this trend to continue.

        Rental Expenses.    Rental, or "field," expenses of $105.4 million for the first quarter of 2004 increased $26.0 million, or 32.8%, including the effect of foreign currency exchange rate fluctuations, from $79.4 million in the prior-year period. Rental expenses are semi-variable and fluctuate with revenue. Field expenses for the first quarter of 2004 represented 63.5% of total rental revenue compared to 61.3% in the prior-year period. An increase in our investment in V.A.C. marketing and the impact of the shift away from all-inclusive pricing discussed above contributed to this variance.

        Cost of Goods Sold.    Cost of goods sold of $16.8 million in the first quarter of 2004 increased $3.1 million, or 22.9%, from $13.6 million in the prior-year period due to increased sales of V.A.C. disposables and foreign currency exchange rate variances. Sales margins increased to 71.5% in the first quarter of 2004 compared to 63.7% in the prior-year period due to the shift away from all-inclusive pricing arrangements discussed above and cost reductions resulting from our recent global supply contract for V.A.C. disposables.

        Gross Profit.    Gross profit in the first quarter of 2004 increased approximately $28.7 million, or 38.8%, to $102.7 million from $74.0 million in the prior-year period due primarily to the period-to-period increase in revenue. Gross profit margin in the first quarter of 2004 was 45.7%, up from 44.3% in the prior-year period. Sales productivity gains and improved service efficiency combined with favorable product mix changes contributed to the margin expansion.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $12.1 million, or 33.1%, to $48.5 million in the first quarter of 2004 from $36.5 million in the prior-year period. As a percentage of total revenue, selling, general and administrative expenses decreased to 21.6% in the first quarter of 2004 as compared to 21.8% in the prior-year period. The $12.1 million increase includes higher administrative costs of $4.6 million associated with hiring 273 employees for our national call center and billing and collections department, product licensing expense of $1.8 million, provisions for doubtful accounts of $1.4 million and division labor and incentive compensation of $1.3 million. Additionally, finance and information systems costs of $816,000, depreciation expense of $507,000, insurance costs of $420,000, and foreign currency exchange rate variances were higher in the current period when compared to the prior-year period.

        Research and Development Expenses.    Expenditures for research and development costs, including medical studies, increased $2.7 million, or 60.9%, to $7.1 million for the current quarter compared to $4.4 million, in the prior-year period due to our commitment to continue to invest in research and development. As a percentage of total revenue, research and development expenses increased to 3.2% in the first quarter of 2004 as compared to 2.6% in the prior-year period.

        Initial Public Offering Bonuses.    Upon the closing of our initial public offering on February 27, 2004, bonuses totaling $19.3 million, including related payroll taxes, were paid to employees, and approximately $260,000 of professional fees and other miscellaneous expenses were incurred in connection with the offering. (See Note 2 of the Notes to Condensed Consolidated Financial Statements included elsewhere in this report.)

        Operating Earnings.    Operating earnings for the first quarter of 2004, including expenses related to the initial public offering, decreased $5.6 million, or 17.0%, to $27.5 million compared to $33.1 million in the prior-year period. Excluding expenses related to the initial public offering, operating earnings would have increased $13.9 million, or 42.1%, over the prior-year period to $47.0 million. Operating margins for the first quarter of 2004, excluding expenses related to the initial public offering, would have been 20.9%, up from 19.8% in the prior year, due primarily to the increase in revenue discussed above.

        Interest Expense.    Interest expense in the first quarter of 2004 was $18.8 million compared to $8.2 million in the prior-year period. This increase is due to expenses related to the initial public offering, including the payment of the bond call premium of $5.3 million associated with the redemption of a portion of our outstanding 7 3/8% Senior Subordinated Notes due 2013 and the write-off of $3.3 million of loan issuance costs on debt retired during the period. In addition, our average outstanding debt increased due to the recapitalization completed by KCI in the third quarter of 2003. Excluding expenses related to the initial public offering, interest expense would have increased $2.0 million, or 24.8%, from the prior-year period to $10.2 million due to our increase in debt. (See Notes 2 and 4 of the Notes to Condensed Consolidated Financial Statements included elsewhere in this report.)

        Net Earnings.    Net earnings for the first quarter of 2004 were $5.5 million before preferred stock dividends, a decrease of $11.5 million, or 67.8% from the prior-year period due primarily to expenses related to the initial public offering. After recognition of preferred stock dividends, KCI reported a net loss available to common shareholders of $60.1 million in the first quarter of 2004. Excluding expenses and preferred stock dividends associated with the initial public offering, net earnings for the first quarter of 2004 would have been $23.5 million, an increase of $6.6 million, or 38.7%. The effective tax rate for the first quarter of 2004 was 36.0% compared to 37.5% for the same period a year ago. The income tax reduction is primarily attributable to our tax structure which is designed to result in higher revenue in lower tax jurisdictions.

        Earnings per Share.    Including after-tax expenses of $18.0 million and in-kind preferred stock dividends of $65.6 million associated with KCI's initial public offering, we reported a loss per diluted share, after dividends, of $1.19 for the first quarter compared to earnings per diluted share of $0.21 in the prior year. Earnings per diluted share, excluding expenses and dividends associated with the initial public offering, would have been $0.34 in the first quarter of 2004 compared to $0.21 in 2003, a 61.9% improvement over the prior year.

Years Ended December 31, 2003 and 2002

        The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue as well as the change in each line item as compared to the prior year (dollars in thousands):

	Year Ended December 31,
	Revenue Relationship		Variance Increase (Decrease)
	2002	2003	$	%
Revenue:
Rental	78%	76%	$129,740	28.6%
Sales	22	24	53,664	42.1

Total revenue	100	100	183,404	31.6
Rental expenses	48	47	79,599	28.8
Cost of goods sold	9	8	12,294	23.7

Gross profit	43	45	91,511	36.3
Selling, general and administrative expenses	24	25	50,945	35.7
Recapitalization expenses(1)	—	9	70,085	—
Unusual item-litigation settlement(2)	(30)	(10)	98,250	56.7

Operating earnings	49	21	(127,769)	(45.2)
Interest income	—	—	569	114.7
Interest expense	(7)	(7)	(11,155)	(27.2)
Foreign currency gain	1	1	3,631	92.3

Earnings before income taxes	43	15	(134,724)	(54.7)
Income taxes	17	6	(54,214)	(56.5)

Net earnings	26%	9%	$(80,510)	(53.6)%

(1)
Represents expenses incurred in connection with our recapitalization.

(2)
Represents unusual gains in 2002 and 2003 of $173.3 million and $75.0 million before taxes, respectively, related to the settlement of an antitrust lawsuit.

        Non-GAAP Financial Information.    Throughout this prospectus, we have presented income statement items on an adjusted basis to exclude the impact of (a) the litigation settlement gains recognized in the fourth quarters of 2002 and 2003 and (b) the recapitalization completed in the third quarter of 2003. These adjusted non-GAAP financial measures do not replace the presentation of our GAAP financial results. We have provided this supplemental non-GAAP information because it provides meaningful information regarding our results on a consistent and comparable basis for the periods presented. Management uses this non-GAAP financial information for reviewing the operating results of its business segments and for analyzing potential future business trends in connection with its budget process. In addition, we believe investors utilize the information to evaluate period-to-period results and to understand potential future operating results. The following schedule provides a reconciliation of our GAAP earnings statements for the years ended December 31, 2002 and 2003 to the non-GAAP financial information provided (dollars in thousands):

KINETIC CONCEPTS, INC. AND SUBSIDIARIES
Condensed Consolidated Statement of Earnings
(in thousands, except per share data)
(unaudited)

	Year Ended December 31,
	2002	2002 Antitrust Settlement	2002 Excluding Antitrust Settlement	2003	2003 Antitrust Settlement	2003 Recapitalization	2003 Excluding Recapitalization & Antitrust Settlement	% Change(1)
Revenue:
Rental	$453,061	$—	$453,061	$582,801	$—	$—	$582,801	28.6%
Sales	127,371	—	127,371	181,035	—	—	181,035	42.1%

Total revenue	580,432	—	580,432	763,836	—	—	763,836	31.6%

Rental expenses	276,476	—	276,476	356,075	—	—	356,075	28.8%
Cost of goods sold	51,824	—	51,824	64,118	—	—	64,118	23.7%

Gross profit	252,132	—	252,132	343,643	—	—	343,643	36.3%
Selling, general and administrative expenses	142,713	—	142,713	193,658	—	—	193,658	35.7%
Recapitalization expenses	—	—	—	70,085	—	70,085	—	nm
Unusual item-litigation settlement	(173,250)	(173,250)	—	(75,000)	(75,000)	—	—	nm

Operating earnings (loss)	282,669	173,250	109,419	154,900	75,000	(70,085)	149,985	37.1%
Interest income	496	—	496	1,065	—	—	1,065	114.8%
Interest expense	(40,943)	—	(40,943)	(52,098)	—	(16,302)	(35,796)	12.6%
Foreign currency gain	3,935	—	3,935	7,566	—	—	7,566	92.3%

Earnings before income taxes	246,157	173,250	72,907	111,433	75,000	(86,387)	122,820	68.5%
Income taxes	96,001	66,838	29,163	41,787	28,125	(32,395)	46,057	57.9%

Net earnings	$150,156	$106,412	$43,744	$69,646	$46,875	$(53,992)	$76,763	75.5%

Series A convertible preferred stock dividends	—	—	—	(9,496)	—	—	(9,496)	nm

Net earnings available to common shareholders	$150,156	$106,412	$43,744	$60,150	$46,875	$(53,992)	$67,267	53.8%

Net earnings per share available to common shareholders:
Basic	$2.12		$0.62	$1.03			$1.15	85.5%

Diluted	$1.93		$0.56	$0.93			$1.04	85.7%

Weighted average shares outstanding:
Basic	70,927		70,927	58,599			58,599

Diluted(2)	77,662		77,662	64,493			64,493

(1)
Percentage change reflects the percentage variance between the 2003 excluding recapitalization and antitrust settlement results and the 2002 excluding antitrust settlement results.

(2)
Due to their antidilutive effect, 7,522,004 dilutive potential common shares from preferred stock conversion have been excluded from the diluted weighted average shares calculation for 2003.

        Total Revenue.    Total revenue in 2003 increased $183.4 million, or 31.6%, from the prior year period due primarily to increased rental and sales volumes for V.A.C. systems and related disposables resulting from increased market penetration and product awareness. Our revenue is divided between two primary operating segments, USA and International. The following table sets forth, for the periods indicated, the amount of revenue derived from each of these segments (dollars in thousands):

	Year Ended December 31,
			Variance
	2002	2003	$	%
USA
V.A.C.
Rental	$215,718	$311,662	$95,944	44.5%
Sales	53,440	88,192	34,752	65.0

Total V.A.C.	269,158	399,854	130,696	48.6
Therapeutic surfaces/other
Rental	150,793	149,460	(1,333)	(0.9)
Sales	29,240	30,568	1,328	4.5

Total therapeutic surfaces/other	180,033	180,028	(5)	—
Total USA rental	366,511	461,122	94,611	25.8
Total USA sales	82,680	118,760	36,080	43.6

Subtotal—USA	449,191	579,882	130,691	29.1%

International
V.A.C.
Rental	$21,207	$41,331	$20,124	94.9%
Sales	23,049	40,615	17,566	76.2

Total V.A.C.	44,256	81,946	37,690	85.2
Therapeutic surfaces/other
Rental	65,343	80,348	15,005	23.0
Sales	21,642	21,660	18	—

Total therapeutic surfaces/other	86,985	102,008	15,023	17.3
Total International rental	86,550	121,679	35,129	40.6
Total International sales	44,691	62,275	17,584	39.3

Subtotal—International	131,241	183,954	52,713	40.2%

Total revenue	$580,432	$763,836	$183,404	31.6%

Domestic Revenue

        Total domestic revenue for 2003 increased $130.7 million, or 29.1%, from the prior year due directly to increased usage of V.A.C. systems. Total domestic V.A.C. revenue increased $130.7 million, or 48.6%, from the prior year. V.A.C. rental revenue increased by $95.9 million, or 44.5%, due to a 48.9% increase in average units on rent per month for the year as compared to the prior year due to the introduction of two new systems, the V.A.C.ATS and V.A.C Freedom, which was partially offset by a 2.9% decline in average rental price. The decline in average rental price is due to a shift in revenue from the rental classification to the sales classification as discussed in the next paragraph which was partially offset by an increase in price related to the two new V.A.C. systems.

        Domestic V.A.C. sales revenue increased in 2003 by $34.8 million, or 65.0%, from the prior year due primarily to increased sales volume for V.A.C. disposables associated with increased V.A.C. system rentals, together with the positive effect of a shift in pricing methodology for managed care organizations. Some managed care organizations pay an all-inclusive daily rate, which covers the rental of V.A.C. systems and all needed disposables during the rental period. All revenue associated with all-inclusive pricing is included in rental revenue. We continue to experience a shift away from all-inclusive pricing in the home care setting with managed care payers. As we continue to shift away from all-inclusive pricing as a result of new contracts with these payers, we have experienced, and expect to continue experiencing, some shift in revenue from the rental classification to the sales classification. The cost of V.A.C. disposables, whether purchased through all-inclusive pricing or by itemized sale, is included in cost of goods sold.

        Domestic therapeutic surfaces/other revenue of $180.0 million for 2003 was essentially unchanged from the prior year due to an increase of $2.4 million in therapeutic surfaces revenue, which was offset by a decrease of $2.4 million in vascular compression therapy and other revenue. Therapeutic surfaces sales revenue increased 18.0% due primarily to a change in our product mix, while therapeutic surfaces rental revenue for 2003 decreased primarily due to a 5.7% decrease in the average number of units on rent per month as compared to the prior year, partially offset by a 5.2% price increase resulting from changes in our product mix. The change in our product mix has resulted from increased demand for our bariatric products, and our other high-end products, where fewer competitive alternatives exist. We expect the trend in our changing product mix to continue as patient demographic trends indicate demand for our bariatric products may increase. We have also experienced a reduction in the rental of our lower-therapy products due to competitive pricing pressures and a market trend toward capital purchases for these products which was demonstrated by our increase in sales revenue, which we expect to continue. We also expect the trend towards converting lower-therapy products to capital purchases to continue as facilities continue to manage the balance between their capital and operating budgets. The additional revenue from the rental of our higher end products and the sale of our lower-therapy products has offset the impact of the competitive pricing pressures in the rental market for our lower-therapy products.

International Revenue

        Total international revenue for 2003 increased $52.7 million, or 40.2%, from the prior year due to an increase in rental and sales revenue from our V.A.C. systems and rental revenue from therapeutic surfaces, together with foreign currency exchange movements. V.A.C. revenue in 2003 increased $37.7 million, or 85.2%, from the prior year. V.A.C. rental revenue increased in 2003 by $20.1 million, or 94.9%, due to a 53.4% increase in average units on rent per month, together with a 10.1% increase in average rental price. Average rental prices increased due primarily to the increased use of the V.A.C.ATS, which was introduced in late 2002 and has a higher daily rate due to improved quality and features. V.A.C. sales revenue increased in 2003 by $17.6 million, or 76.2%, from the prior year due to increased sales volume for V.A.C. disposables associated with increased V.A.C. system rentals.

        International therapeutic surfaces/other revenue of $102.0 million for 2003 increased $15.0 million, or 17.3%, from the prior year due primarily to a 7.3% increase in the average number of therapeutic surface rental units on rent, together with foreign currency exchange movements, partially offset by a 1.8% decline in average rental pricing during the period. The increase in the average number of units on rent is due to increased market penetration and product awareness in the countries where we do business. We expect this trend to continue.

        Rental Expenses.    Rental, or "field," expenses of $356.1 million for 2003 increased $79.6 million, or 28.8%, including the effect of foreign currency exchange rate fluctuations, from $276.5 million in the prior year. Rental expenses are variable and fluctuate with revenue. Field expenses include increases in labor of $26.3 million, product licensing expenses of $17.8 million, incentive compensation of $9.4 million, rental equipment depreciation of $8.1 million, marketing expenses of $6.9 million, parts expense of $6.0 million and delivery expense of $2.9 million. Field expenses for 2003 represented 61.1% of total rental revenue compared to 61.0% in 2002.

        Cost of Goods Sold.    Cost of goods sold of $64.1 million in 2003 increased $12.3 million, or 23.7%, from $51.8 million in the prior year due to increased sales of V.A.C. disposables, foreign currency exchange rate variances and higher excess and obsolescence inventory reserve provisions related to therapeutic surface products with low demand. Sales margins increased to 64.6% in 2003 compared to 59.3% in the prior year due to the shift away from all-inclusive pricing arrangements discussed above and cost reductions resulting from favorable purchase pricing in our new global supply contract for V.A.C. disposables.

        Gross Profit.    Gross profit in 2003 increased approximately $91.5 million, or 36.3%, to $343.6 million from $252.1 million in the prior year due primarily to the year-to-year increase in revenue. Gross profit margin in 2003 was 45.0%, up from 43.4% in the prior year.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $50.9 million, or 35.7%, to $193.7 million in 2003 from $142.7 million in the prior year. As a percentage of total revenue, selling, general and administrative expenses increased to 25.4% in 2003 as compared to 24.6% in 2002. This $50.9 million increase includes higher administrative costs of $21.4 million associated with hiring 274 employees for our national call center and billing and collections department, division labor and incentive compensation of $7.3 million, and product licensing expense of $3.6 million. Expenditures for research and development costs, including medical studies were $23.0 million, or approximately 3.8% of our total operating expenditures, for the current year compared to $18.7 million, or 4.0%, in 2001. Additionally, insurance costs of $2.8 million, professional fees of $2.6 million, depreciation expense of $2.0 million, finance and information systems costs of $1.9 million and foreign currency exchange rate variances were higher in the current period when compared to the prior year.

        Recapitalization Expenses.    During 2003, we incurred $70.1 million in fees and expenses, along with $16.3 million charged to interest expense, resulting from the recapitalization completed in the third quarter. (See Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.)

        Unusual Item-Litigation Settlement.    In December 2003, we received the second and final payment of $75.0 million due under the 2002 antitrust lawsuit settlement which resulted in a gain in our 2003 results of operations. (See Note 16 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.)

        Operating Earnings.    Operating earnings for 2003 decreased $127.8 million, or 45.2%, to $154.9 million compared to $282.7 million in the prior year due primarily to recapitalization expenses of $70.1 million recorded in 2003 and the change in litigation settlement proceeds recorded in the fourth quarters of 2002 and 2003, of $173.5 million and $75.0 million, respectively. Excluding recapitalization expenses and the litigation settlement gains, operating earnings would have increased $40.6 million, or 37.1%, over the prior year to $150.0 million. Operating margins for 2003, excluding recapitalization expenses and the litigation settlement, would have been 19.6%, up from 18.9% in the prior year, due primarily to the increase in revenue discussed above.

        Interest Expense.    Interest expense in 2003 was $52.1 million compared to $40.9 million in the prior year. This increase is due primarily to expenses related to the recapitalization, such as the write off of debt issuance costs on retired debt, which we have treated as interest expense. Excluding recapitalization expenses, interest expense would have decreased $5.1 million, or 12.6%, from the prior year to $35.8 million. This decrease was due primarily to the partial paydown on our previously existing senior credit facility resulting from the $175.0 million antitrust settlement payment received in January 2003 and lower interest rates on our senior credit facility and 7 3/8% subordinated notes. (See Notes 2 and 5 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.)

        Net Earnings.    Net earnings of $69.6 million for 2003 decreased $80.5 million, or 53.6%, from the prior year due primarily to the recapitalization expenses and the year-over-year change in the litigation settlement proceeds recorded in the fourth quarters of 2003 and 2002. Excluding the recapitalization expenses and the antitrust settlement payments recorded in 2003 and 2002, net earnings would have increased by $33.0 million, or 75.5%, to $76.8 million due to the increase in operating earnings discussed above. Effective tax rates for 2003 and 2002 were 37.5% and 39.0%, respectively. Our worldwide effective interest rate decreased from 2002 to 2003 primarily as a result of the implementation of a more tax efficient foreign structure.

        Earnings per Share.    For 2003, diluted earnings per share were $0.93 compared to $1.93 for the prior year. Excluding recapitalization expenses and the proceeds from the antitrust settlement, diluted earnings per share for the full year of 2003 would have been $1.04, an increase of 85.7% from the prior year.

Years Ended December 31, 2002 and 2001

        The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue as well as the change in each line item as compared to the prior year (dollars in thousands):

	Year Ended December 31,
	Revenue Relationship		Variance
	2001	2002	$	%
Revenue:
Rental	79%	78%	$91,427	25.3%
Sales	21	22	33,058	35.1

Total revenue	100	100	124,485	27.3

Rental expenses	49	48	55,991	25.4
Cost of goods sold	7	9	18,872	57.3

Gross profit	44	43	49,622	24.5
Selling, general and administrative expenses	25	24	27,885	24.3
Unusual item-litigation settlement	—	(30)	(173,250)	nm

Operating earnings(1)	19	49	194,987	222.3
Interest income	—	—	216	77.1
Interest expense	(10)	(7)	4,173	9.2
Foreign currency gain	—	1	5,573	340.2

Earnings before income taxes	9	43	204,949	497.4
Income taxes	4	17	78,694	454.7

Net earnings	5%	26%	$126,255	528.2%

(1)
Operating earnings for 2002 includes an unusual gain of $173.3 million, before taxes, as described in Note 16 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

        Non-GAAP Financial Information.    Throughout this prospectus, we have presented income statement items on an adjusted basis to exclude the impact of the litigation settlement gain recognized in the fourth quarter of 2002. These adjusted non-GAAP financial measures do not replace the presentation of our GAAP financial results. We have provided this supplemental non-GAAP information because it provides meaningful information regarding our results on a consistent and comparable basis for the periods presented. Management uses this non-GAAP financial information for reviewing the operating results of its business segments and for analyzing potential future business trends in connection with its budget process. In addition, we believe investors utilize the information to evaluate period-to-period results and to understand potential future operating results. The following schedule provides a reconciliation of our

GAAP earnings statements for the years ended December 31, 2001 and 2002 to the non-GAAP financial information provided (dollars in thousands):

KINETIC CONCEPTS, INC. AND SUBSIDIARIES
Condensed Consolidated Statement of Earnings
(in thousands, except per share data)
(unaudited)

	Year Ended December 31,
	2001	2002	2002 Antitrust Settlement	2002 Excluding Antitrust Settlement	% Change
Revenue:
Rental	$361,634	$453,061	$—	$453,061	25.3%
Sales	94,313	127,371	—	127,371	35.1%

Total revenue	455,947	580,432	—	580,432	27.3%

Rental expenses	220,485	276,476	—	276,476	25.4%
Cost of goods sold	32,952	51,824	—	51,824	57.3%

Gross profit	202,510	252,132	—	252,132	24.5%
Selling, general and administrative expenses	114,828	142,713	—	142,713	24.3%
Recapitalization expenses	—	—	—	—	nm
Unusual item—litigation settlement	—	(173,250)	(173,250)	—	nm

Operating earnings	87,682	282,669	173,250	109,419	24.8%
Interest income	280	496	—	496	77.1%
Interest expense	(45,116)	(40,943)	—	(40,943)	9.2%
Foreign currency gain	(1,638)	3,935	—	3,935	340.2%

Earnings before income taxes	41,208	246,157	173,250	72,907	76.9%
Income taxes	17,307	96,001	66,838	29,163	68.5%

Net earnings	$23,901	$150,156	$106,412	$43,744	83.0%
Series A convertible preferred stock dividends	—	—	—	—	nm

Net earnings available to common shareholders	$23,901	$150,156	$106,412	$43,744	83.0%

Net earnings per share available to common shareholders:
Basic earnings	$0.34	$2.12		$0.62	82.4%

Diluted earnings	$0.32	$1.93		$0.56	75.0%

Weighted average shares outstanding:
Basic	70,917	70,927		70,927

Diluted	73,996	77,662		77,662

        Total Revenue.    Total revenue in 2002 increased $124.5 million, or 27.3% from the prior year due primarily to increased rental and sales volumes for V.A.C. systems and related disposables. These increased rental and sales volumes were driven by increased sales and marketing efforts, which increased customer awareness of the benefits of V.A.C. therapy, as well as the successful launch of two new enhanced V.A.C. systems in 2002. Our revenue is divided between two primary operating segments: USA and International.

The following table sets forth, for the periods indicated, the amount of revenue derived from each of these segments (dollars in thousands):

	Year ended December 31,
			Variance
	2001	2002	$	%
USA
V.A.C.
Rental	$134,428	$215,718	$81,290	60.5%
Sales	31,814	53,440	21,626	68.0

Total V.A.C.	166,242	269,158	102,916	61.9
Therapeutic surfaces/other
Rental	156,704	150,793	(5,911)	(3.8)
Sales	31,177	29,240	(1,937)	(6.2)

Total therapeutic surfaces/other	187,881	180,033	(7,848)	(4.2)
Total USA rental	291,132	366,511	75,379	25.9
Total USA sales	62,991	82,680	19,689	31.3

Subtotal—USA	354,123	449,191	95,068	26.8

International
V.A.C.
Rental	$11,577	$21,207	$9,630	83.2
Sales	12,182	23,049	10,867	89.2

Total V.A.C.	23,759	44,256	20,497	86.3
Therapeutic surfaces/other
Rental	58,924	65,343	6,419	10.9
Sales	19,141	21,642	2,501	13.1

Total therapeutic surfaces/other	78,065	86,985	8,920	11.4
Total International rental	70,501	86,550	16,049	22.8
Total International sales	31,323	44,691	13,368	42.7

Subtotal—International	101,824	131,241	29,417	28.9

Total revenue	$455,947	$580,432	$124,485	27.3%

Domestic Revenue

        Total domestic revenue for 2002 increased $95.1 million, or 26.8%, from the prior year due to increased usage of V.A.C. systems which was offset by a slight decline in surface and compression therapy systems use. Total domestic V.A.C. revenue increased by $102.9 million, or 61.9%, from the prior year. V.A.C. rental revenue increased in 2002 by $81.3 million, or 60.5%, from 2001 due to an increase of 62.3% in average units on rent per month for the year which was partially offset by a 1.1% decline in average rental price. The decline in average rental price was due primarily to customer reaction to expected changes in governmental reimbursement policies in the extended care market. V.A.C. sales revenue increased in 2002 by $21.6 million, or 68.0%, from the prior year due to increased sales volume for V.A.C. disposables associated with increased V.A.C. systems rentals.

        Domestic therapeutic surface/other revenue decreased $7.8 million, or 4.2%, due to a $4.3 million decrease in therapeutic surface revenue and a $3.5 million decrease in vascular compression therapy and other revenue. Therapeutic surface revenue decreased due to a 2.3% decrease in the average number of units on rent per month, together with a 1.4% decrease in average rental pricing. The decrease in the average number of units on rent was due to customer concerns about reimbursement in the extended care marketplace and increased competition in the home care market. The decrease in average price was caused in part by the negotiation and extension of a GPO contract with Novation, LLC, which reduced member pricing and became effective September 2001.

International Revenue

        Total international revenue for 2002 increased $29.4 million, or 28.9%, over 2001 due to an increase in revenue from our V.A.C. systems and therapeutic surfaces, together with favorable foreign currency exchange rate fluctuations. Total international V.A.C. revenue increased by $20.5 million, or 86.3%, from the prior year. V.A.C. rental revenue increased due to a 57.9% increase in average units on rent per month for the year as compared to the prior year, together with a 14.7% increase in average rental price. The price increase was due primarily to the introduction of a new higher priced product with enhanced features and benefits, the V.A.C.ATS, together with the implementation of a more standard pricing regime across countries. V.A.C. sales revenue increased in 2002 by $10.9 million, or 89.2%, from the prior year due to the increased sales volume for V.A.C. disposables associated with increased V.A.C. systems rentals.

        International therapeutic surfaces/other revenue increased $8.9 million, or 11.4%, due to a 10.0% increase in the average number of units on rent per month during 2002 as compared to the prior year, partially offset by a 3.3% decrease in average rental pricing. The increase in the average number of units on rent was due to the expansion of sales and marketing efforts in 2002. The decrease in average rental pricing was due to product mix changes.

        Rental Expenses.    Rental, or "field", expenses of $276.5 million increased $56.0 million, or 25.4%, from $220.5 million in the prior year. The field expense increase was due primarily to increased labor and incentive compensation of $27.3 million, product marketing of $4.2 million, parts and disposables of $2.8 million, foreign currency exchange rate variances, and product licensing expenses of $11.8 million directly associated with the growth in V.A.C. revenue. Field expenses for 2002 and 2001 were 61.0% of total rental revenue.

        Cost of Goods Sold.    Cost of goods sold of $51.8 million in 2002 increased approximately $18.8 million, or 57.3%, from $33.0 million in the prior year due to increased V.A.C. disposable sales and higher excess and obsolescence inventory reserve provisions related to therapeutic surface products with low demand. Sales margins decreased to 59.3% in 2002 as compared to 65.1% in the prior year due, in part, to higher sales activity in the home care setting. Approximately 34.5% of home care revenue in 2002 was reimbursed by managed care and private insurance organizations. Many managed care providers prefer an all-inclusive per diem rate, which covers the cost of the rental and all disposables used. This per diem rate is recorded as rental revenue and is not allocated between rentals and sales. However, the all-inclusive managed care revenue was recorded as rental revenue, while the cost of V.A.C. disposables associated with these placements had been recorded in cost of goods sold, which had the effect of reducing our sales margins in comparison to prior year but had no effect on gross profit.

        Gross Profit.    Gross profit in 2002 increased $49.6 million, or 24.5%, to $252.1 million from $202.5 million in the prior year due primarily to the year-to-year increase in revenue resulting from increased demand for V.A.C. systems and related disposables and foreign currency exchange rate variances. Gross profit margin in 2002 was 43.4%, down slightly from 44.4% in 2001 due primarily to investing in sales and service to drive future revenue growth.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $27.9 million, or 24.3%, to $142.7 million in 2002 from $114.8 million in 2001. This increase was due, in part, to higher administrative labor costs of $9.2 million associated with hiring 138 additional personnel for claims billing and for product licensing expenses of $2.5 million associated with the increased usage of V.A.C. systems and related disposables, particularly in the home and foreign currency exchange rate variances. The 2002 results also included approximately $7.9 million of legal expenses associated with the antitrust lawsuit compared to $4.3 million in the prior year.

        Expenditures for research and development, including clinical studies, were $18.7 million, or approximately 4.0% of our total operating expenditures, for 2002 compared to $14.3 million, or 3.9%, in 2001. In addition, marketing costs increased $3.0 million, division labor and incentive compensation increased $2.3 million and depreciation expenses increased $1.3 million in the year when compared to 2001.

        The results for 2002 also reflect an accounting change required under Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill and other intangible assets that have indefinite lives are no longer amortized ratably over the estimated useful life of the asset. The effect of this change in 2002 was to lower goodwill amortization by $3.4 million as compared to the prior year. As a percentage of total revenue, selling, general and administrative expenses increased to 24.6% in 2002 from 24.4% (excluding $3.4 million in amortization of goodwill) in 2001. (See Note 6 of the Notes to Consolidated Financial included elsewhere in this prospectus.)

        Unusual Item—Litigation Settlement.    During the fourth quarter of 2002, we recorded a gain from the favorable settlement of an antitrust lawsuit. Net of expenses of $1.7 million, this transaction added $173.3 million of pre-tax income to the 2002 results. (See Note 16 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.)

        Operating Earnings.    Operating earnings for 2002 increased $195.0 million, or 222.4%, to $282.7 million compared to $87.7 million in the prior year. Excluding the favorable effects of the litigation settlement, operating earnings would have increased $21.7 million, or 24.8%, to $109.4 million. Operating margins for 2002, excluding the favorable effects of the litigation settlement, were 18.9%, down slightly from 19.2% in the prior year, due to the increase in cost of goods sold plus higher spending for the international sales and service infrastructure, claims administration and higher legal expenses.

        Interest Expense.    Interest expense in 2002 was $40.9 million compared to $45.1 million in the prior year. The interest expense decrease was due primarily to lower effective interest rates due to a decline in market rates associated with our previously existing senior credit facility. (See Note 5 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.)

        Net Earnings.    Net earnings of $150.2 million for 2002 increased $126.3 million, or 528.2%, from the prior year due to the increase in operating earnings discussed previously, including the favorable impact of the litigation settlement. Excluding the litigation settlement, net earnings increased $19.8 million, or 83.0%, to $43.7 million. Effective tax rates for 2002 and 2001 were 39.0% and 42.0%, respectively.

        Earnings per Share.    For 2002, diluted earnings per share were $1.93 compared to $0.32 for the prior year. Excluding the proceeds from the antitrust settlement, diluted earnings per share for the full year of 2002 would have been $0.56, an increase of 75.0% from the prior year.

Liquidity and Capital Resources

General

        We require capital principally for capital expenditures, systems infrastructure, debt service, interest payments and working capital. Our capital expenditures consist primarily of manufactured rental assets, computer hardware and software and expenditures related to the need for additional office space for our expanding workforce. Working capital is required principally to finance accounts receivable and inventory. Our working capital requirements vary from period-to-period depending on manufacturing volumes, the timing of shipments and the payment cycles of our customers and payers.

Sources of Capital

        During the last three years, our principal sources of liquidity have been cash flows from operating activities and borrowings under our previously existing senior credit facility. Based upon the current level of operations, we believe cash flows from operating activities and availability under our revolving credit facility will be adequate to meet our anticipated cash requirements for interest payments, debt service, working capital and capital expenditures for the next twelve months. During 2003, our primary sources of capital were cash from operations and proceeds received from the antitrust settlement. During the first quarter of 2004, our primary sources of capital were proceeds from our initial public offering and cash from operations. The following table summarizes the net cash provided and used by operating activities, investing activities and financing activities for the last three years ended December 31, 2003 and for the three months ended March 31, 2004 and 2003 (dollars in thousands):

	Year ended December 31,				Three months ended March 31,
	2001	2002	2003		2003		2004
Net cash provided by operating activities	$29,895	$76,254	$280,206	(1)	$205,121	(4)	$(16,871	)(5)
Net cash used by investing activities	(48,325)	(39,027)	(73,153)		(17,797)		(23,954)
Net cash provided (used) by financing activities	16,829	16,100	(108,459	)(2)(3)	(105,124	)(6)	(21,966	)(7)
Effect of exchange rates changes on cash and cash equivalents	(339)	959	2,985		506		(30)

Net increase (decrease) in cash and cash equivalents	$(1,940)	$54,286	$101,579		$82,706		$(62,821)

(1)
Includes receipt of $250.0 million related to the antitrust settlement, which, net of taxes paid through December 31, 2003 and related cash expenses, impacted cash from operating activities by $175.0 million, along with payments related to our recapitalization of $44.0 million, net of tax benefit, realized through December 31, 2003.

(2)
Includes paydown of $107.0 million of indebtedness on our previously existing senior credit facility utilizing funds received related to the antitrust settlement.

(3)
Includes cash recapitalization expenses of $20.7 million.

(4)
Includes receipt of $175.0 million related to anti-trust lawsuit settlement.

(5)
Working capital changes include a tax payment of $28.1 million related to receipt of the second and final installment of an anti-trust litigation settlement we reached in 2002. In addition, the current income tax payable reflects tax benefits of $10.1 million associated with the initial public offering which will be realized in the second quarter of 2004. Excluding these working capital changes and after-tax expenses associated with the initial public offering of $18.0 million, net cash provided by operating activities for the three-month period ended March 31, 2004 would have been $39.4 million.

(6)
Includes pay down of $107.0 million of indebtedness on the previously existing senior credit facility utilizing funds received related to anti-trust lawsuit settlement.

(7)
Includes receipt of $94.4 million in proceeds from the initial public offering, net of expenses of $10.6 million, and pay downs of $50.0 million on our senior credit facility and $71.75 million on our 7 3/8% Senior Subordinated Notes due 2013.

        At March 31, 2004, cash and cash equivalents of $93.2 million were available for general corporate purposes. At March 31, 2004, availability under the revolving portion of our senior credit facility was $86.2 million, net of $13.8 million in letters of credit.

Working Capital

        At March 31, 2004, we had current assets of $360.7 million and current liabilities of $155.8 million resulting in a working capital surplus of approximately $204.9 million, compared to a surplus of $227.6 million at December 31, 2003. The reduction in our working capital balance of $22.7 million is related to the repayment of $121.75 million in long-term debt using the net proceeds received in the initial public offering and cash on hand. Net cash flow used by operations for the first quarter of 2004 was $16.9 million as compared to operating cash flows of $205.1 million for the prior-year period. This decrease in operating cash flows was due primarily to the prior-year receipt of $175.0 million as the first installment of a two-part antitrust settlement. Working capital changes during the period include a tax payment of $28.1 million related to receipt of the second and final installment of an anti-trust litigation settlement we reached in 2002. In addition, the current income tax payable reflects tax benefits of $10.1 million associated with the initial public offering, which will be realized in the second quarter of 2004. Excluding these working capital changes and after-tax expenses associated with the initial public offering of $18.0 million, net cash provided by operating activities for the three-month period ended March 31, 2004 would have been $39.4 million.

        At December 31, 2003, we had current assets of $422.8 million, including $32.3 million in inventory, and current liabilities of $195.2 million resulting in a working capital surplus of approximately $227.6 million, compared to a surplus of $254.8 million at December 31, 2002. The reduction in our working capital balance of $27.2 million is related to the refinancing of our debt and the associated expenses incurred in connection with the 2003 recapitalization along with the impact resulting from the antitrust settlement proceeds recorded in both 2003 and 2002. Additionally, we experienced higher earnings and a reduction in inventory due to supply chain management initiatives along with an increase in our accounts payable due to timing of payments. Operating cash flows for 2003 were $280.2 million as compared to $76.3 million for the prior-year period. This increase in operating cash flows was due primarily to the receipt of the antitrust settlement, higher operating earnings and improved working capital management.

        At December 31, 2002 and 2001, we had a working capital surplus of $254.8 million and $100.3 million, respectively. The antitrust settlement accounted for the majority of this change. Excluding the antitrust settlement, our working capital surplus increased approximately $48.1 million from 2001 to 2002 due to increases in cash and accounts receivable. For the years ended December 31, 2002 and 2001, operating cash flows were $76.3 million and $29.9 million, respectively. This increase was due primarily to higher earnings and lower working capital requirements, primarily inventory, accrued expenses and deferred income taxes.

        We expect rental and sales volumes for V.A.C. systems and related disposables to continue to increase. We believe that a significant portion of this increase will occur in the homecare market, which could have the effect of increasing accounts receivable due to the extended payment cycles we experience with most third-party payers. We have adopted a number of policies and procedures to reduce these extended payment cycles, which we believe have been effective and will continue to improve our collection turnaround times. Revenue growth year-over-year was 34.6%, and receivables grew 26.6%, resulting in a reduction of total accounts receivable days outstanding from 85 days last year to 81 days at the end of March 2004. If accounts receivable increase, we will use available cash and, if necessary, borrowings under our revolving credit facility to fund the increase. We expect that cash on hand, cash flow from operations and additional borrowings under our revolving credit facility will be sufficient to meet our working capital needs for the next twelve months.

Non-GAAP Financial Information

        We use earnings before interest, taxes, depreciation and amortization, or EBITDA, as a measure of leverage capacity and debt service ability. We consider EBITDA to be a key liquidity measure but it should not be considered as a measure of financial performance under GAAP or as an acceptable alternative to GAAP cash flows from operating activities, net earnings or operating earnings. Management uses this non-GAAP financial information, among other things, to measure liquidity, and we believe investors may use the information for the same purpose. We have provided this supplemental non-GAAP information to demonstrate meaningful information regarding our liquidity on a consistent and comparable basis for the periods presented. Our definition of EBITDA is not necessarily comparable to similarly titled measures reported by other companies and is not the same as that term is used under our senior credit agreement.

The following table presents a reconciliation of EBITDA to cash flows from operating activities (dollars in thousands):

	Year ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
Net earnings(1)(2)	$23,901	$150,156	$69,646	$16,927	$5,458
Income tax expense	17,307	96,001	41,787	10,156	3,070
Interest expense(3)(4)	45,116	40,943	52,098	8,178	18,844
Depreciation and Amortization(5)	34,899	34,682	44,636	10,086	13,148

EBITDA(1)(2)	121,223	321,782	208,167	45,347	40,520
Provision for uncollectible accounts receivable	8,932	7,623	6,702	1,749	3,177
Amortization of deferred loss on interest rate swap	843	—	—
Amortization of deferred gain on sale of headquarters facility	—	(426)	(841)	(259)	(268)
Write-off of deferred loan issuance costs	—	—	5,233	—	3,342
Non-cash accrual-recapitalization expenses	—	—	7,131	—	—
Non-cash amortization-stock award to directors	—	—	185	—	42
Non-cash gain on litigation settlement	—	(173,250)	—	—	—
Amortization of loan issuance costs	2,316	2,316	2,257	579	576
Income tax expense	(17,307)	(96,001)	(41,787)	(10,156)	(3,070)
Interest expense(3)(4)	(45,116)	(40,943)	(52,098)	(8,178)	(18,844)
Change in assets and liabilities net of effects from purchase of subsidiaries and recapitalization expenses	(40,996)	55,153	145,257	176,039	(42,346)

Net cash provided by operating activities	$29,895	$76,254	$280,206	$205,121	$(16,871)

(1)
The three months ended March 31, 2004 includes $18.0 million of expenses, net of income taxes, related to the initial public offering.

(2)
Amounts for fiscal 2002 include accrual in connection with the first installment payment of $175.0 million ($173.3 million, net of expenses of $1.7 million) as part of the antitrust settlement. Amounts for 2003 include the second and final payment of $75.0 million under the antitrust settlement and recapitalization expenses of $70.1 million.

(3)
Amounts for fiscal 2003 include an aggregate of $16.3 million in expense for the redemption premium and consent fee paid in connection with the redemption of our previously-existing 9 5/8% Senior Subordinated Notes due 2007, combined with the write off of unamortized loan issuance costs associated with the previously existing senior credit facility.

(4)
Amount for the three months ended March 31, 2004 includes an aggregate of $8.6 million in expense including the redemption premium of $5.3 million incurred in connection with the redemption of $71.75 million of our 7 3/8% Senior Subordinated Notes due 2013 and $3.3 million of loan issuance costs that we wrote off related to the pay down of debt.

(5)
Net of amortization of loan issuance costs, which is included in interest expense.

        EBITDA for the first quarter of 2004 decreased $4.8 million, or 10.6%, from the prior-year period due to the change in operating earnings associated with the initial public offering. Excluding the expenses associated with the initial public offering, EBITDA for the first quarter of 2004 would have been $60.1 million, an increase of $14.7 million, or 32.4% from the prior-year period.

        EBITDA for 2003 decreased $113.6 million, or 35.3%, from the prior year due to the change in operating earnings associated with the receipt of proceeds from the antitrust litigation settlement in 2002. Excluding the effects of the litigation settlement received in the fourth quarters of 2003 and 2002 and recapitalization expenses, EBITDA for 2003 would have been $203.3 million, an increase of $54.7 million, or 36.8% from the prior year. EBITDA for 2002 increased $200.6 million, or 165.4%, from the prior year. Excluding the effects of the litigation settlement, EBITDA for 2002 would have been $148.5 million, an increase of $27.3 million, or 22.5%, from the prior year due to the changes in operating earnings discussed above. Amortization expense was $3.4 million lower year-to-year due to the change in accounting for goodwill as required by SFAS 142, "Goodwill and Other Intangible Assets". (See Note 6 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.)

Capital Expenditures

        During the first three months of 2004 and 2003, we made capital expenditures of $20.8 million and $17.7 million, respectively. During 2003, 2002, and 2001, we made capital expenditures of $76.3 million, $54.5 million and $44.0 million. The period-to-period increases are due primarily to purchases of materials for V.A.C. systems and other high demand rental products. As of March 31, 2004, we have commitments to purchase new product inventory of $20.7 million over the next twelve months. Other than commitments for new product inventory, we have no material long-term purchase commitments at the end of the period. We expect future demand for V.A.C. systems to increase, which will require increased capital expenditures over time.

Debt Service

        As of March 31, 2004, scheduled principal payments under our senior credit facility for the years 2004, 2005 and 2006 were $3.2 million, $4.3 million and $4.3 million, respectively. To the extent that we have excess cash, we may use it to pay down additional debt. On March 22, 2004, we made a prepayment of $50.0 million on our senior credit facility. On March 29, 2004, we redeemed $71.75 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013 at a price equal to 107.375% of the principal amount plus accrued but unpaid interest to the redemption date.

Senior Credit Facility

        Our senior credit facility consists of a seven-year term loan facility and a $100.0 million six-year revolving credit facility. The following table sets forth the amounts outstanding under the term loan and the revolving credit facility, the effective interest rates on such outstanding amounts, and amounts available for additional borrowing thereunder, as of March 31, 2004 (dollars in thousands):

Senior Credit Facility	Effective Interest Rate		Amounts Outstanding	Amount Available For Additional Borrowing
Revolving credit facility	—		$—	$86,176
Term loan facility	4.49	%(1)	427,600	—

Total			$427,600	$86,176

(1)
The effective interest rate includes the effect of interest rate hedging arrangements. Excluding the interest rate hedging arrangements, our nominal interest rate as of March 31, 2004 was 3.36%.

(2)
At March 31, 2004, amounts available under the revolving portion of our credit facility reflect a reduction of $13.8 million for letters of credit issued on our behalf, none of which have been drawn upon by the beneficiaries thereunder.

        At April 30, 2004, total borrowings under the senior credit facility were $427.6 million.

        Our senior credit facility contains affirmative and negative covenants customary for similar facilities and transactions including, but not limited to, quarterly and annual financial reporting requirements and limitations on other debt, other liens or guarantees, mergers or consolidations, asset sales, certain investments, distributions to shareholders or share repurchases, early retirement of subordinated debt, capital expenditures, changes in the nature of the business, changes in organizational documents and documents evidencing or related to subordinated indebtedness that are materially adverse to the interests of the lenders under our senior credit facility and changes in accounting policies or reporting practices.

        Our senior credit facility contains financial covenants requiring us to meet certain leverage and interest coverage ratios. Specifically, we are obligated not to permit ratios to fall outside certain specified ranges and maintain minimum levels of EBITDA (as defined in the senior credit agreement). Under the senior credit agreement, EBITDA excludes charges associated with the recapitalization. With regard to these financial covenants, it will be an event of default if we permit any of the following:

  •
  for any period of four consecutive quarters ending at the end of any fiscal quarter beginning with the fiscal quarter ending December 31, 2003, the ratio of EBITDA, as defined, to consolidated cash interest expense to be less than certain specified ratios ranging from 4.30 to 1.00, for the fiscal quarter ending December 31, 2003 to 5.50 to 1.00 for the fiscal quarter ending December 31, 2006 and each fiscal quarter following that quarter;

  •
  as of the last day of any fiscal quarter beginning with the fiscal quarter ending December 31, 2003, the leverage ratio of debt to EBITDA, as defined, to be greater than certain specified leverage ratios ranging from 4.30 to 1.00 for the fiscal quarter ending December 31, 2003 to 2.50 to 1.00 for the fiscal quarter ending December 31, 2006 and each fiscal quarter following that quarter; or

  •
  for any period of four consecutive fiscal quarters ending at the end of any fiscal quarter beginning with the fiscal quarter ending December 31, 2003, EBITDA, as defined, to be less than certain amounts ranging from $156.4 million for the fiscal quarter ending December 31, 2003 to $240.0 million for the fiscal quarter ending December 31, 2006 and each fiscal quarter following that quarter.

As of March 31, 2004 we were in compliance with all covenants under the senior credit agreement.

        We amended our senior credit agreement effective February 26, 2004 to include the following, among other, provisions:

  •
  There is a new term loan B facility that was used to repay the previous term loan B facility, and the applicable margin with respect to the new term loan B facility is (a) at any time the leverage ratio (as defined in our senior credit agreement) is greater than 2.25 to 1.00, 1.25% in the case of base rate loans and 2.25% in the case of Eurodollar loans, (b) at any time the leverage ratio is less than or equal to 2.25 to 1.00, 1.00% in the case of base rate loans and 2.00% in the case of Eurodollar loans, and (c) at any time the leverage ratio is less than 1.75 to 1.00, and the loans are rated at least Ba2 by Moody's and BB+ by Standard and Poor's, .75% in the case of base rate loans and 1.75% in the case of Eurodollar loans.

  •
  We are permitted to prepay subordinated notes without limit so long as we meet a specified leverage ratio test and we are not in default under our senior credit agreement.

  •
  We are no longer required to prepay the loans under the senior credit facility with the net cash proceeds of capital contributions or issuances of equity.

  •
  We are permitted to effect open-market purchases of our capital stock in an amount up to $25.0 million per year. In addition, we have the ability to pay cash dividends on, or purchase, our capital stock in an amount up to $20.0 million per year if our pro forma leverage ratio, as defined in the senior credit agreement, is between 2.25 to 1.00 and 2.50 to 1.00, and without limit if our pro forma leverage ratio is less than or equal to 2.25 to 1.00.

  •
  We are able to use up to $40 million of the revolving credit facility for letters of credit.

7 3/8% Senior Subordinated Notes due 2013

        On August 11, 2003, we issued and sold an aggregate of $205.0 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013. Interest on the notes accrues at the rate of 7 3/8% per annum and is payable semiannually in cash on each May 15 and November 15, which began on November 15, 2003, to the persons who are registered holders at the close of business on May 1 and November 1 immediately preceding the applicable interest payment date. Interest on the notes accrues from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance of the notes. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months and, in the case of a partial month, the actual number of days elapsed. The notes are not entitled to the benefit of any mandatory sinking fund.

        The notes are unsecured obligations of KCI, ranking subordinate in right of payment to all senior debt of KCI. The notes are guaranteed by each of our direct and indirect 100% owned subsidiaries, other than any entity that is a controlled foreign corporation within the definition of Section 957 of the Internal Revenue Code or a holding company whose only assets are investments in a controlled foreign corporation. Each of these subsidiaries is a restricted subsidiary, as defined in the indenture governing the notes. (See Note 5 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.)

        Each guarantor jointly and severally guarantees KCI's obligation under the notes. The guarantees are subordinated to guarantor senior debt on the same basis as the notes are subordinated to KCI's senior debt. The obligations of each guarantor under its guarantee are limited as necessary to prevent the guarantee from constituting a fraudulent conveyance under applicable law.

        The indenture governing the notes limits our ability, among other things, to:

  •
  incur additional debt;

  •
  pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

  •
  place limitations on distributions from our restricted subsidiaries;

  •
  issue or sell capital stock of restricted subsidiaries;

  •
  issue guarantees;

  •
  sell or exchange assets;

  •
  enter into transactions with affiliates;

  •
  create liens; and

  •
  effect mergers.

        During 2004, we have repurchased $106.1 million principal amount of the notes. We may purchase additional amounts of our 7 3/8% Senior Subordinated Notes due 2013 in the open market and/or in privately negotiated transactions from time to time, subject to limitations in our senior credit facility.

Interest Rate Protection

        On March 8, 2004, we terminated our $100.0 million, 2.375% interest rate swap and entered into a new $100.0 million, 2.375% interest rate swap agreement. The amount included in other comprehensive income as of March 31, 2004 continued to be recognized over the original date through which interest payments were hedged because the hedged item (interest payments) continued to exist. Although no cash was exchanged, the new $100.0 million swap did not qualify for the shortcut method because the fair value of the swap was not zero at inception (it had a negative value). We elected to use the "hypothetical derivative" method to measure effectiveness, which allowed us to use the change in the fair value of a "hypothetical derivative" (one which had no fair value at inception with terms mirroring the actual derivative that would be assumed to be perfectly effective) as a proxy for the change in the expected fair value of the hedged transactions. As of March 31, 2004, there was no significant hedge ineffectiveness.

        The fair value of each of the swaps, except the swap initiated on March 8, 2004, was zero at inception. Due to subsequent movements in interest rates, as of March 31, 2004, the fair values of our swap agreements were negative and were adjusted to reflect a liability of approximately $4.3 million. During the first quarter of 2004 and 2003, we recorded interest expense of approximately $1.2 million and $400,000, respectively, as a result of interest rate protection agreements.

Long-Term Commitments

        We are committed to making cash payments in the future on long-term debt, capital leases, operating leases and purchase commitments. We have not guaranteed the debt of any other party. The following table summarizes our contractual cash obligations as of March 31, 2004, for each of the periods indicated (dollars in thousands):

Year	Long-Term Debt Amortization	Capital Lease Obligations	Operating Lease Obligations	Purchase Obligations	Total
2004	$3,231	$1,536	$22,698	$20,699	$48,164
2005	4,458	1,035	18,506	—	23,999
2006	4,458	302	15,261	—	20,021
2007	4,308	—	11,386	—	15,694
2008	4,308	—	8,903	—	13,211
Thereafter	540,387	—	16,973	—	557,360

        We have entered into a sole-source agreement with Avail Medical Products, Inc. for V.A.C. disposables. This supply agreement has a three-year term, beginning October 2002, with an automatic extension for an additional twelve months if neither party gives notice of termination. The agreement does not contain any firm purchase commitments for inventory in excess of our current purchase orders.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to various market risks, including fluctuations in interest rates and variability in currency exchange rates. We have established policies, procedures and internal processes governing our management of market risk and the use of financial instruments to manage our exposure to such risk.

Interest Rate Risk

        We have variable interest rate debt and other financial instruments, which are subject to interest rate risk and could have a negative impact on our business if not managed properly. We have a risk management policy, which is designed to reduce the potential negative earnings effect arising from the impact of fluctuating interest rates. We manage our interest rate risk on our borrowings through interest rate swap agreements which effectively convert a portion of our variable-rate borrowings to a fixed rate basis through August 21, 2006, thus reducing the impact of changes in interest rates on future interest expenses. These contracts are initiated within the guidance of corporate risk management policies and are reviewed and approved by our senior financial management. We do not use financial instruments for speculative or trading purposes.

        Our senior credit facility requires that we fix the base-borrowing rate applicable to at least 50% of the outstanding amount of our term loan under our senior credit facility for a period of two years from the date of issuance. As of March 31, 2004, we have seven interest rate swap agreements pursuant to which we have fixed the rates on $350.0 million, or 81.9%, of our variable rate debt as follows:

  •
  2.375% per annum on $100.0 million of our variable rate debt through December 31, 2004;

  •
  2.150% per annum on $60.0 million of our variable rate debt through August 22, 2005;

  •
  2.130% per annum on $20.0 million of our variable rate debt through August 22, 2005;

  •
  2.135% per annum on $20.0 million of our variable rate debt through August 21, 2005;

  •
  2.755% per annum on $50.0 million of our variable rate debt through August 21, 2006;

  •
  2.778% per annum on $50.0 million of our variable rate debt through August 21, 2006; and

  •
  2.788% per annum on $50.0 million of our variable rate debt through August 21, 2006.

        The tables below provide information about our long-term debt and interest rate swaps, both of which are sensitive to changes in interest rates as of March 31, 2004, December 31, 2003 and December 31, 2002. For long-term debt, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date (dollars in thousands):

	Maturity Date
	March 31, 2004
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Long-term debt
Fixed rate	$—	$150	$150	$—	$—	$133,250	$133,550	$144,210
Average interest rate	—	7.000%	7.000%	—	—	7.375%	7.374%
Variable rate	$3,231	$4,308	$4,308	$4,308	$4,308	$407,137	$427,600	$427,600
Average interest rate	3.36%	3.36%	3.36%	3.36%	3.36%	3.36%	3.36%
Interest rate swaps(1)
Variable to fixed	$100,000	$100,000	$150,000	$—	$—	$—	$350,000	$(4,293)
Average pay rate	2.375%	2.143%	2.774%	—	—	—	2.480%
Average receive rate	1.11%	1.11%	1.11%	—	—	—	1.11%
	Maturity date
	December 31, 2003
	2004	2005	2006	2007	Thereafter	Total	Fair Value
Long-term debt
Fixed rate	—	$150	$150	—	$205,000	$205,300	$215,550
Average interest rate	—	7.000%	7.000%	—	7.375%	7.374%
Variable rate	$4,800	$4,800	$4,800	$4,800	$458,400	$477,600	$472,800
Average interest rate	3.920%	3.920%	3.920%	—		3.920%
Interest rate swaps(1)
Variable to fixed	$100,000	$100,000	$150,000		—	$350,000	$(2,402)
Average pay rate	2.375%	2.143%	2.774%		—	2.480%
Average receive rate	1.163%	1.163%	1.165%		—	1.164%

	Maturity date
	December 31, 2002
	2003	2004	2005	2006	2007	Total	Fair Value
Long-term debt
Fixed rate	—	—	—	—	$200,000	$200,000	$206,000
Average interest rate	—	—	—	—	9.625%	9.625%
Variable rate	$30,550	$86,750	$113,825	$90,725	$—	$321,850	$321,850
Average interest rate	3.239%	3.905%	4.149%	4.025%	—	3.962%
Interest rate swaps(1)
Variable to fixed	$100,000	$100,000	$—	$—	$—	$200,000	$(1,341)
Average pay rate	1.745%	2.375%	—	—	—	2.060%
Average receive rate	1.400%	1.400%	—	—	—	1.400%

(1)
Interest rate swaps are included in the variable rate debt under long-term debt.

Foreign Currency and Market Risk

        We have direct operations in Western Europe, Canada, Australia and South Africa and distributor relationships in many other parts of the world. Our foreign operations are measured in their applicable local currencies. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we have operations. Exposure to these fluctuations is managed primarily through the use of natural hedges, whereby funding obligations and assets are both managed in the applicable local currency.

        We maintain no other derivative instruments to mitigate our exposure to translation and/or transaction risk. International operations reported operating profit of $25.5 million for the year ended December 31, 2003 and $6.7 million for the three months ended March 31, 2004. We estimate that a 10% fluctuation in the value of the dollar relative to these foreign currencies at December 31, 2003 would change our net income for the year ended December 31, 2003 by approximately $1.7 million. We estimate that a 10% fluctuation in the value of the dollar relative to these foreign currencies at March 31, 2004 would change our net income for the three months ended March 31, 2004 by approximately $400,000. Our analysis does not consider the implications that such fluctuations could have on the overall economic activity that could exist in such an environment in the U.S. or the foreign countries or on the results of operations of these foreign entities.

Critical Accounting Estimates

        The SEC defines critical accounting estimates as those that are, in management's opinion, very important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective or complex judgments. In preparing our financial statements in accordance with accounting principles generally accepted in the United States, we must often make estimates and assumptions that effect the reported amounts of assets, liabilities, revenue, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from our estimates. The accounting policies that are most subject to important estimates or assumptions are described below. (See Note 1 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.)

Revenue Recognition

        We recognize revenue in accordance with Staff Accounting Bulletin No. 101, as amended by Staff Accounting Bulletin No. 104, when each of the following four criteria are met:

  1.
  A contract or sales arrangement exists.

  2.
  Products have been shipped and title has transferred or services have been rendered.

  3.
  The price of the products or services is fixed or determinable.

  4.
  Collectibility is reasonably assured.

        We recognize rental revenue based on the number of days a product is in use by the patient/facility and the contracted rental rate. Sales revenue is recognized when products are shipped. Reductions to rental revenue are recorded to provide for payment adjustments including capitation agreements, evaluation/free trial days, credit memos, rebates, pricing adjustments, utilization adjustments, cancellations and payer adjustments. In addition, we establish reserves against revenue to allow for uncollectible items relating to unbilled receivables over 60 days old and patient co-payments, based on historical collection experience.

Accounts Receivable—Allowance for Doubtful Accounts

        We utilize a combination of factors in evaluating the collectibility of accounts receivable. For unbilled receivables, we establish reserves against revenue to allow for denied or uncollectible items beginning at 60 days after the end of service or usage. Items that remain unbilled for more than 90 days, or beyond an established billing window, are reversed out of revenue and receivables. For billed receivables, we generally establish reserves for bad debt based on the length of time that the receivables are past due. The reserve rates vary by payer group and are based upon our historical experience on a weighted average basis. The reserves range in value from 0% for current amounts to 50% for amounts over 150 days for most payer groups and 100% for amounts over 365 days for our third-party payers and for certain higher risk payers. In addition, we have recorded specific reserves for bad debt when we become aware of a customer's inability to satisfy its debt obligations, such as in the event of a bankruptcy filing. If circumstances change, such as higher than expected claims denials, payment defaults or an unexpected material adverse change in a major customer's or payer's ability to meet its obligations, our estimates of the realizability of amounts due from trade receivables could be reduced by a material amount. We do not anticipate any of these items to be significant. We expect revenue to continue to grow and as a result our receivables will continue to grow but we do not expect them to grow at the same pace as revenue. We expect to continue to improve our days receivable outstanding and therefore, reduce bad debt reserves as a percent of total accounts receivable. We expect this to happen over time as we continue to enhance our systems and internal processes to provide for more rapid billing and collection of our receivables. However, we may not be able to reduce the number of days receivable outstanding, and as such, or receivables may grow together with our revenue, or faster than revenue, resulting in variability in our historical reserve adjustments.

Inventory

        Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Costs include material, labor and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental is reclassified to property, plant and equipment. We review our inventory balances monthly for excess sale products or obsolete inventory levels. Except where firm orders are on-hand, inventory quantities of sale products in excess of the last twelve months demand are considered excess and are reserved at 50% of cost. For rental products, we review both product usage and product life cycle to classify inventory as active, discontinued or obsolete. Obsolescence reserve balances are established on an increasing basis from 0% for active, high-demand products to 100% for obsolete products. The reserve is reviewed, and if necessary, adjustments made on a monthly basis. We rely on historical information to support our reserve and utilize management's business judgment for "high risk" items, such as products that have a fixed shelf life. Once the inventory is written down, we do not adjust the reserve balance until the inventory is sold.

Goodwill and Other Intangible Assets

        Goodwill represents the excess purchase price over the fair value of net assets acquired. Effective January 1, 2002, we applied the provisions of Statement of Financial Accounting Standards No. 142, ("SFAS 142"), "Goodwill and Other Intangible Assets," in our accounting for goodwill. SFAS 142 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the asset might be impaired. For indefinite lived intangible assets, impairment is tested by comparing the carrying value of the asset to the fair value of the reporting unit to which they are assigned.

        Goodwill was tested for impairment during the first and fourth quarters of 2002 and the fourth quarter of 2003. It will be tested for impairment at least annually, in the fourth quarter, using a two-step process. The first step is a comparison of an estimation of the fair value of a reporting unit with the reporting unit's carrying value. We have determined that our reporting units are our two operating segments—USA and International. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired, and as a result, the second step of the impairment test is not required. If required, the second step compares the fair value of reporting unit goodwill with the carrying amount of that goodwill. If we determine that reporting unit goodwill is impaired, the fair value of reporting unit goodwill would be measured by comparing the discounted expected future cash flows of the reporting unit with the carrying value of reporting unit goodwill. Any excess in the carrying value of reporting unit goodwill to the estimated fair value would be recognized as an expense at the time of the measurement. We recorded no impairments to our reporting units as a result of the implementation of SFAS 142 during 2002 or 2003.

        The goodwill of a reporting unit will be tested annually or if an event occurs or circumstances change that would likely reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition.

Long-Lived Assets

        Property, plant and equipment are stated at cost. Betterments, which extend the useful life of the equipment, are capitalized. Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (30 to 40 years for buildings and between three and five years for most of our other property and equipment) of the assets. We have not had an event that would indicate impairment of our tangible long-lived assets. If an event were to occur, we would review property, plant and equipment for impairment using an undiscounted cash flow analysis and if an impairment had occurred on an undiscounted basis, we would compute the fair market value of the applicable assets on a discounted cash flow basis and adjust the carrying value accordingly.

Income Taxes

        We operate in multiple tax jurisdictions with different tax rates, both inside and outside the United States. Accordingly we must determine the appropriate allocation of income in accordance with local law for each of these jurisdictions. In the normal course of our business, we will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions along with questions regarding transfer pricing matters. Tax reviews often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates. We believe our income tax accruals are adequate to cover exposures related to such potential changes in income allocations between jurisdictions. To the extent additional information becomes available, such accruals are adjusted to reflect probable outcomes.

Legal Proceedings and Other Loss Contingencies

        We are subject to various legal proceedings, many involving routine litigation incidental to our business. The outcome of any legal proceeding is not within our complete control, is often difficult to predict and is resolved over very long periods of time. Estimating probable losses associated with any legal proceedings or other loss contingencies is very complex and requires the analysis of many factors including assumptions about potential actions by third parties. Loss contingencies are recorded as liabilities in the consolidated financial statements when it is both (1) probable or known that a liability has been incurred and (2) the amount of the loss is reasonably estimable, in accordance with Financial Accounting Standards Statement No. 5, "Accounting for Contingencies." If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a loss contingency is not probable or not reasonably estimable, a liability is not recorded in the consolidated financial statements.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This standard addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and to adjust its present value in each subsequent period. In addition, we must capitalize an amount equal to the adjustment by increasing the carrying amount of the related long-lived asset, which is depreciated over the remaining useful life of the related asset. We adopted SFAS 143 during the first quarter of 2003 and it did not have a significant effect on our financial position or results of operations.

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," and in December 2003 issued a revised interpretation ("FIN 46R"). FIN 46 and FIN 46R address the accounting for, and disclosure of, investments in variable interest entities. As a result of the issuance of FIN 46 and FIN 46R, we evaluated our accounting of and disclosure of our beneficial ownership of two Grantor Trusts and determined that no changes to our accounting methods or disclosures related to these trusts were required. As such, our adoption of FIN 46 and FIN 46R during 2003 did not have a significant effect on our financial position or results of operations.

        In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, or ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. Our adoption of SFAS 149 during 2003 did not have a material effect on our financial condition or results of operations.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003. We have applied the terms of SFAS 150 to the Series A convertible preferred stock issued as a part of the recapitalization and determined that it should be classified as equity and has been reported in the mezzanine section of our balance sheet. All dividends paid or accrued on the Series A convertible preferred stock have been reported as dividends in the Consolidated Statements of Earnings included elsewhere in this prospectus.

BUSINESS

General

        Kinetic Concepts, Inc. is a global medical technology company with leadership positions in advanced wound care and therapeutic surfaces. We design, manufacture, market and service a wide range of proprietary products which can significantly improve clinical outcomes while reducing the overall cost of patient care by accelerating the healing process or preventing complications. Our advanced wound care systems incorporate our proprietary V.A.C. technology, which has been clinically demonstrated to promote wound healing and reduce the cost of treating patients with serious wounds. Our therapeutic surfaces, including specialty hospital beds, mattress replacement systems and overlays, are designed to address complications associated with immobility and obesity, such as pressure sores and pneumonia. From 2000 to 2003, we increased revenue at a compound annual growth rate of 29.5%. Our revenue for the three months ended March 31, 2004 increased 34.6% from the three months ended March 31, 2003.

Clinical Applications

        Our advanced medical systems and therapeutic surfaces address four principal clinical applications:

Wound Healing and Tissue Repair

        Based on third-party research commissioned by KCI, we believe that of the more than 10 million wounds treated worldwide by doctors, hospitals and clinics each year, approximately 10%-15% are complex, life threatening or difficult-to-treat conditions. Based on our analysis of this data, we estimate that the annual market opportunity in the United States for V.A.C. systems is approximately one million patients, representing approximately $2.3 billion in revenue. We also believe there is a comparably sized market for V.A.C. systems internationally based on our analysis of third-party data in Germany and the UK. We expect these markets to continue to grow as a result of several factors, including the acceptance of V.A.C. therapy as a treatment for additional wound types, medical trends such as continued growth in the incidence of diabetes, and the aging population. V.A.C. is now the leading revenue-generating product line used to treat these serious wounds.

        In the acute care setting, serious trauma wounds, failed surgical closures, amputations (especially those resulting from complications of diabetes), burns covering a large portion of the body and serious pressure ulcers present special challenges to the physician. These are often deep and/or large wounds that are prone to serious infection and further complications due to the extent of tissue damage or the compromised state of the patient's health. These wounds are often difficult—or in the worst cases, impossible—to treat quickly and successfully with more conventional products. In addition, when surgeons use skin grafts to close wounds, a substantial portion of the closures are not fully effective. Physicians and hospitals need a therapy that addresses the special needs of these wounds with high levels of clinical and cost effectiveness. Given the high cost and infection risk of treating these patients in health care facilities, the ability to create healthy wound beds and reduce bacterial levels in the wound is particularly important. Our V.A.C. Classic and V.A.C.ATS systems are designed to meet these needs by quickly reducing edema, managing exudate, reducing infection risk, and stimulating the growth of healthy, vascularized granulation tissue.

        In the extended care and home care settings, different types of wounds—with different treatment implications—present the most significant challenges. Although a substantial number of acute wounds require post-discharge treatment, a majority of the challenging wounds in the home care setting are non-healing chronic wounds. These wounds often involve physiologic and metabolic complications such as reduced blood supply, compromised lymphatic system or immune deficiencies that interfere with the body's normal wound healing processes. Diabetic ulcers, arterial and venous insufficiency wounds and pressure ulcers are often slow-to-heal wounds. These wounds often develop due to a patient's impaired vascular and tissue repair capabilities. These conditions can also inhibit the patient's healing process, and wounds such as these often fail to heal for many months, and sometimes for several years. Difficult-to-treat wounds do not always respond to traditional therapies, such as hydrocolloids, hydrogels and alginates. Physicians and nurses look for therapies that can promote the healing process and overcome the obstacles of the patients' compromised conditions. They also prefer therapies that are easy to administer, especially in the home care setting, where full-time skilled care is generally not available. In addition, because many of these patients are not confined to bed, they want therapies which are minimally disruptive to their lives. Our Mini V.A.C. and V.A.C. Freedom systems are designed to allow patients mobility to conduct normal lives while their wounds heal.

Therapies to Treat Pulmonary Complications in the Intensive Care Unit

        The most critically ill patient population is cared for in the intensive care unit, or ICU, of a hospital, where they can receive the most intense medical attention. Patients seen in the ICU usually suffer from serious acute and chronic complications from a wide variety of diseases and traumatic injuries. These patients often have, or develop, pulmonary complications, such as Acute Respiratory Distress Syndrome, directly resulting from their conditions or stemming from their impaired mobility. Mobility is essential to human physiology. When a patient cannot mobilize normally, due to spinal cord injury, stroke, trauma or other medical condition, fluids tend to accumulate and the patient is at risk of developing pneumonia, blood clots and other medical problems. Some ICU patients are in such acute distress that their organ systems are at risk of failure and many are on some type of life-support. In 2001, there were approximately 1.0 million ICU patients in the United States with pulmonary complications. Treating pulmonary complications requires special equipment and treatment methods. Because of the aggressive and specialized treatments required to address these life-threatening conditions, daily patient care costs in the ICU are relatively high. Our Kinetic Therapy systems provide mobility to patients who cannot mobilize by themselves. These systems are designed to meet the special needs of ICU patients and have been shown in independent clinical studies to reduce the incidence of certain pulmonary complications and length of stay in the ICU. Our specialized therapies for ICU patients include the Roto Rest Delta, Triadyne II and TriaDyne Proventa for the prevention and treatment of pulmonary complications associated with immobility.

Wound Treatment and Prevention

        Our therapeutic surfaces for pressure relief and pressure reduction provide therapy in the treatment of pressure sores, burns, ulcers, skin grafts and other skin conditions. They also help prevent the formation of pressure sores that develop in certain immobile individuals by reducing the amount of pressure on a patient's skin through the use of surfaces supported by air, foam, silicon beads, or viscous fluid. Our products also help to reduce shear, a major factor in the development of pressure ulcers, by reducing the amount of friction between the skin surface and the surface of the bed. In addition to providing pressure relief and pressure reduction, some of our products provide a pulsing of the surface cushions, known as pulsation therapy, which helps improve blood and lymphatic flow to the skin. Some of our products further promote healing and reduce nursing time by providing an automated "wound care" turn of a minimum of 20 degrees.

Bariatric Care

        We offer a line of bariatric products, which are designed to accommodate obese individuals by providing the support they need and enabling hospital staff to care for them in a safe and dignified manner. Our bariatric care products generally are used for patients weighing from 300 to 600 pounds, although some are expandable and can accommodate patients weighing up to 1,000 pounds. These individuals are often unable to fit into standard-sized beds and wheelchairs. Our most sophisticated bariatric care products can serve as a bed, chair, weight scale and x-ray table, and they provide therapeutic functions like those in our wound treatment and prevention systems. Moreover, treating obese patients is a significant staffing issue for many health care facilities because moving and handling obese patients increases the risk of injury to health care personnel. We believe that these products enable health care personnel to treat these patients in a manner that is safer for health care personnel and more dignified for the patient.

Products

        We offer a wide range of products in each clinical application to meet the specific needs of different subsets of the market, providing innovative, cost effective, outcome driven therapies across multiple care settings.

Wound Healing and Tissue Repair

        Our five wound healing and tissue repair systems incorporate our proprietary V.A.C. technology. A V.A.C. system consists of the therapy unit and four types of disposables: a foam dressing, an occlusive drape, a tube system connecting the dressing to the therapy unit and a canister. The therapy unit consists of a pump that generates negative pressure and internal software that controls and monitors the application of the therapy. The therapy can be programmed for individualized use. Recent advancements, which are incorporated in our V.A.C.ATS and V.A.C. Freedom, enable the unit to flexibly control the time, rate and application of negative pressure to the wound and adapt its operations as it senses the progress of the application of the therapy to the originally targeted levels. The V.A.C.ATS and V.A.C. Freedom units also respond in real time to problems encountered during use and alerts users to any blockage or other interference with the pre-set protocol. The system has a number of on screen user assist features such as treatment protocols and suggestions to address specific patient issues.

        The negative pressure therapy is delivered to the wound bed through a proprietary foam dressing cut to fit the wound size. The dressing is connected to the therapy unit through a tube which both delivers the negative pressure and senses the pressure delivered to the wound surface. An occlusive drape covers the dressing and secures the foam, thereby allowing negative pressure to be maintained at the wound site. Negative pressure can also be applied intermittently to the wound site, which we believe further accelerates the growth of granulation tissue. The canister collects the fluids, or exudates, and helps reduce odors through the use of special filters. V.A.C. dressings are typically changed every 48 hours for non-infected wounds versus traditional dressings which often require dressing changes one or more times per day. Our original V.A.C. dressings were designed either to maximize granulation tissue growth in large open wounds or to help close superficial wounds where excessive granulation is undesirable. Newer versions address the unique physical characteristics of wounds such as diabetic foot ulcers and abdominal compartment syndrome.

        Each of our wound healing and tissue repair systems is targeted to meet the needs of specific care settings and wound or patient requirements.

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  The V.A.C.ATS System was introduced in 2002 to meet the acute care requirements for a flexible, easy-to-use, high-capacity system that is effective with the largest and most challenging trauma, orthopedic reconstruction and abdominal wounds. The V.A.C.ATS incorporates advanced features and controls to provide flexibility to customize the treatment protocol to the requirements of different wound types and physician preferences. It also incorporates our proprietary T.R.A.C. technology, which enables the system to monitor pressure at the wound site and automatically adjust system operation to maintain the desired therapy protocol. The V.A.C.ATS also simplifies dressing changes and incorporates smart alarms that help ensure patient safety.

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  The V.A.C. Instill System was introduced in 2003 to add additional therapy capability to V.A.C. systems. The V.A.C. Instill combines the ability to instill fluids into the wound with V.A.C. therapy. Any fluid approved for topical use—including antibiotics, antiseptics and anesthetics—can be instilled, making the system particularly well suited for infected and painful wounds. Future uses could include cytokines, growth factors, or other agents to stimulate wound healing. Because the system is based on the V.A.C.ATS system, it also includes all the capabilities and features of the V.A.C.ATS.

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  The V.A.C. Freedom System, also introduced in 2002, was designed to meet the requirements for a robust, lightweight, high-performance product suitable for patients who are able to walk and are not confined to bed. Similar to the V.A.C.ATS system, it incorporates advanced features and T.R.A.C. technology, but in a 3.2 pound package adapted for convenient unobtrusive use by more active patients. It also includes special filters that help reduce wound odor, a common and embarrassing problem for many ambulatory wound patients, and a controlled drawdown feature that helps reduce pain when therapy is initiated. While the design of the V.A.C. Freedom system addresses the treatment needs of chronic wound patients, its 300 cc canister capacity also makes it appropriate for patients with highly exudating wounds.

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  The Mini V.A.C. System was specially designed for patients who need high levels of mobility. At 2.2 pounds, it provides a convenient solution for patients needing advanced wound healing performance in a highly portable package. It is best suited for smaller and drier wounds due to its smaller canister.

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  The V.A.C. Classic System, launched in 1995, is a first-generation system that provides the basic therapeutic functionality and wound healing capability of our other V.A.C. products. For those who do not require the advanced features of our newer V.A.C. products, it provides our most economical advanced wound-healing package.

        The superior clinical efficacy of our V.A.C. systems is supported by an extensive collection of published clinical studies. V.A.C. systems have been reviewed in at least 137 peer reviewed journal articles, 238 abstracts, 21 case studies and 39 textbook citations. Of these, the research for six articles and 13 abstracts was funded by research grants from KCI.

        In addition, we are conducting 10 prospective, randomized and controlled multicenter clinical studies specifically designed to provide statistically significant evidence of V.A.C. therapy's clinical efficacy for treating a wide range of targeted wound types. These clinical studies are managed by our 28-member medical department.

Products Treating Pulmonary Complications in the ICU

        Our Kinetic Therapy products include the TriaDyne Proventa, TriaDyne II, Roto Rest Delta and PediDyne Therapy System. The TriaDyne Therapy System product line is used primarily in acute care settings and provides patients with four distinct therapies on an air suspension surface. The TriaDyne Therapy System applies Kinetic Therapy by rotating the patient up to 45 degrees on each side. There are three different modes of rotation: upper body only, full body rotation, and counter rotation, simultaneously rotating the patient's torso and lower body in opposite directions to keep the patient centered on the patient surface. The TriDyne Therapy System also accommodates prone therapy with the proning accessory kit, percussion therapy to loosen mucous buildup in the lungs and pulsation therapy to promote capillary and lymphatic flow. We have recently introduced an extension for the TriaDyne line which is designed to make it easier to move patients into the prone position when lying on a hospital bed. The Roto Rest Delta is a specialty bed that can rotate a patient up to 62 degrees on each side for the treatment of severe pulmonary complications. The Roto Rest Delta has been shown to improve the care of patients suffering from multiple trauma, spinal cord injury, severe pulmonary complications, respiratory failure and deep vein thrombosis. The most advanced rotational therapy, Kinetic Therapy, has been clinically studied in at least 14 randomized clinical trials, 38 peer reviewed articles, 10 other published articles, 40 abstracts, 15 case studies and three textbook citations. Of these, the research for 10 articles, 29 abstracts and 15 case studies was funded by research grants from KCI.

Wound Treatment and Prevention

        We offer a wide variety of therapeutic surfaces for wound treatment and prevention, providing pressure relief, pressure reduction, pulsation, alternating pressure, and a continuous turn of a minimum of 20 degrees. Most of our therapy beds and surfaces incorporate the exclusive use of GoreTex® fabric in the patient contact areas to provide an ideal microclimate for skin protection and moisture control. Our pressure relief products include a variety of framed beds and overlays such as the KinAir III, KinAir MedSurg and KinAir IV framed beds; the FluidAir Elite and FluidAir II bead beds; the FirstStep, FirstStep Plus, FirstStep Select, FirstStep Advantage and TriCell overlays, the AtmosAir family of non-powered, dynamic mattress replacement and seating surfaces; and the RIK fluid mattress and overlay. Our pulsation products include the TheraPulse and TheraPulse ATP framed beds and the DynaPulse overlay. Our alternating pressure or air cycling products include a powered model of the AtmosAir, and the Intercell. Our turn assist products include the KinAir IV, Therapulse ATP, and a powered AtmosAir model.

        The KinAir III, KinAir MedSurg and KinAir IV have been shown to provide effective skin care therapy in the treatment of pressure sores, burns and post-operative skin grafts and flaps and to help prevent the formation of pressure sores and certain other complications of immobility. The FluidAir Elite and FluidAir II support the patient on a low-pressure surface of air-fluidized beads providing pressure relief and shear relief for skin grafts or flaps, burns and pressure sores. The FirstStep family of overlays is designed to provide pressure relief and help prevent and treat pressure sores. The AtmosAir family are for-sale mattress replacement products that have been shown to be effective for the treatment and prevention of pressure sores in a series of hospital-based case studies. The proprietary AtmosAir with Self Adjusting Technology ("SAT") utilizes atmospheric pressure and gravity to deliver non-powered dynamic pressure relief. The RIK mattress and the RIK overlay are static, non-powered products that provide pressure relief using a patented viscous fluid and a patented anti-shear layer. The Therarest mattress is a static pressure-reducing, for sale mattress used for the prevention of pressure ulcers.

        The TheraPulse and TheraPulse ATP framed beds and the DynaPulse overlay provide a more aggressive form of treatment through a continuous pulsating action which gently massages the skin to help improve capillary and lymphatic circulation in patients suffering from severe pressure sores, burns, skin grafts or flaps, swelling or circulatory problems. A less aggressive form of pulsation known as alternating pressure or air cycling is provided by a powered version of the AtmosAir and Intercell.

        The KinAir IV, Therapulse ATP and a powered AtmosAir model all provide turn assist of a minimum of 20 degrees to each side. Turn Assist helps the caregiver reposition and/or turn a patient in order to provide patient care and pressure relief.

Bariatric Care

        Our bariatric products provide a range of therapy options and the proper support needed by obese patients and enable nurses to properly care for these patients in a safe and dignified manner. The most advanced product in this line is the BariAir therapy system, which can serve as a bed, cardiac chair or x-ray table. The BariAir provides low air loss pressure relief, continuous turn assist, percussion and step-down features designed for both patient comfort and nurse assistance. This product can be used for patients who weigh up to 850 pounds. We believe that the BariAir is the most advanced product of its type available today and because of this, it is our most frequently used bariatric product. It provides a risk management platform for patients weighing up to 850 pounds. It is a front exit bed with the ability to convert to a cardiac chair position. In 1996, we introduced the FirstStep Select Heavy Duty overlay which, when placed on a BariKare bed, provides pressure-relieving low air loss therapy. Our AirMaxxis product provides a therapeutic air surface for the home environment for patients weighing up to 650 pounds. The Maxxis 300 and Maxxis 400 provide a home care bariatric bed frame for patients weighing up to 600 pounds and 1,000 pounds, respectively.

        The newest product in our bariatric product line is the BariMaxx II. The BariMaxx II provides a basic risk management platform for patients weighing up to 1,000 pounds for those customers looking for a set of features including built-in scales and an expandable frame at a lower cost. Additionally, the BariMaxx II side exit feature allows the caregiver to assist patients in a more traditional exit of the bed. This is an important factor in a patient's rehabilitation and prepares them for facility discharge. Our bariatric beds are now combined with an EZ-Lift patient transfer system and other accessories such as wheelchairs, walkers and commodes to create a complete bariatric offering.

Competitive Strengths

        We believe we have the following competitive strengths:

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  Leading global market positions.    V.A.C. is the leading revenue-generating product line in the global advanced wound care market. We are also the number two provider, based on revenue, of therapeutic surfaces in the United States and one of the largest providers in Europe. We believe that our market leadership results from the demonstrated clinical efficacy of our products, our ability to help our customers reduce health care costs and our extensive relationships with healthcare providers and third-party payers.

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  Superior clinical efficacy.    The superior clinical efficacy of our V.A.C. systems and our therapeutic surfaces is supported by an extensive collection of published clinical studies. V.A.C. systems have been reviewed in at least 137 peer reviewed journal articles, 238 abstracts, 21 case studies and 39 textbook citations. Of these, the research for six articles and 13 abstracts was funded by research grants from KCI. Eight of the articles describe randomized, controlled clinical trials, or RCTs, which are considered to be the highest standard for evidence of clinical effectiveness. Three of these studies addressed pressure ulcers with two showing superior wound size reduction with use of V.A.C. along with improved healing processes and fewer complications. The third study, which was small (22 patients) and did not follow our recommended protocol, did not show superior effectiveness for pressure ulcers. Two studies addressed diabetic foot ulcers, and showed superior wound size reduction for diabetic foot ulcers and suggest substantially faster times to definitive closure. Three other studies showed superior results for open-wound-management of non-healing wounds, graft donor site re-epitheliazation and preparation of wounds requiring dermal reconstruction for skin grafts. Some of the studies demonstrate that V.A.C. therapy also delivers significant cost savings to the health care system, generally ranging from $1,000 to $19,000 per patient depending on wound type, and ranging from 6% to 38% of the cost of conventional care. Similarly, our most advanced rotational therapy, Kinetic Therapy, has been reviewed in at least 14 RCTs, 38 peer reviewed articles, 10 other published articles, 40 abstracts, 15 case studies and three textbook citations. Of these, the research for 10 articles, 29 abstracts and 15 case studies was funded by research grants from KCI.

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  Product innovation and commercialization.    We have a successful track record in pioneering new wound care and therapeutic surface technologies. Our recent development and commercialization of both new V.A.C. systems and disposable dressing variations have strengthened KCI's leadership position in advanced wound care. Our therapeutic surface technology originated with the introduction of the Roto Rest™ bed 27 years ago. Since that time, we have developed and commercialized a broad spectrum of therapeutic surfaces, a number of which have significantly enhanced patient care. In addition, we have developed a broad portfolio of bariatric products to improve the care of obese patients.

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  Broad V.A.C. patent portfolio.    We have patent protection for V.A.C. products, in the form of owned and licensed patents, including at least 15 issued U.S. patents and at least 13 U.S. patent applications pending. Our base V.A.C. patents, which we license on an exclusive basis, do not begin to expire until 2013. Our international patent portfolio (including owned and licensed patents) relating to current and prospective technologies in the field of V.A.C. therapy includes more than

    125 issued patents and more than 140 pending patent applications, including protection in Europe, Canada, Australia and Japan.

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  Broad reach and customer relationships.    Our worldwide sales team, consisting of approximately 1,225 individuals, including approximately 620 employees with medical or clinical backgrounds, has strong relationships with our customers due to the clinical support and consultation we provide and our education and training programs. We also have broad reach across all health care settings. In the United States, for example, we have relationships with over 3,000 acute care hospitals, over 4,600 extended care facilities and approximately 8,500 home health care agencies and wound care clinics.

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  Extensive service center network.    With a network of 135 U.S. and 67 international service centers, we are able to rapidly deliver our critically needed products to major hospitals in the United States, Canada, Australia and most major European countries. Our network gives us the ability to deliver our products to any major Level I domestic trauma center within hours. This extensive network is critical to securing national GPO contracts and allows us to efficiently serve the home market directly. Our network also provides a platform for the introduction of additional products.

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  Reimbursement expertise.    A significant portion of our V.A.C. revenue is derived from home placements, which are reimbursed by third-party payers such as private insurance, managed care, Medicare and Medicaid. We have dedicated significant time and resources to develop capabilities and expertise in third-party reimbursement, and we have developed systems to support and manage the deployment of our domestic and international sales and service efforts.

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  Strong management team.    Our management team has a diverse set of industry skills and global operating experience, including backgrounds spanning the health care services and medical device industries, as well as expertise running complex organizations and managing rapid growth. Our executive officers have an average of 20 years of experience in the health care industry.

Business Strategy

        We intend to continue to grow our business and to improve our market position by pursuing the following strategies:

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  Continue to capture the current V.A.C. opportunity.    Based on third-party research commissioned by KCI, we believe that we have only penetrated approximately 15-20%, based on revenue, of the U.S. market for V.A.C. systems and even less of the international market. We believe that we can significantly increase our market penetration. We will continue to capitalize on our current strengths, including our sales and service infrastructure, our intellectual property portfolio, V.A.C. product pipeline and demonstrated clinical efficacy. In addition, we have a number of strategic initiatives underway which will support this progress:

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  Establish V.A.C. therapy as standard of care.    Our objective is to establish V.A.C. therapy as standard of care for each of seven targeted wound types, including diabetic ulcers and amputations, pressure ulcers, burns, trauma wounds, skin grafts, dehisced surgical wounds and abdominal compartment syndrome. We are conducting ten prospective, randomized and controlled multicenter clinical studies specifically designed to provide statistically significant evidence of V.A.C. therapy's clinical efficacy for treating each of these specified wound types. In addition, we have developed a strategy for communication, awareness and consensus building that targets each of the professional associations and key opinion leaders whose support is essential for standard-of-care designation.

  —
  Increase penetration in home care markets.    We continue to enhance our contractual relationships with insurance companies, which have already increased covered lives under contract from fewer than 20 million in mid-2000 to approximately 169 million as of April 30, 2004. Our physician awareness and penetration initiatives are also important in the home markets, as are our initiatives with home health agencies and wound care clinics. We expect to grow the V.A.C. home care business faster than the overall V.A.C. business.

    —
    Further penetrate the acute care market.    Our principal acute care marketing and selling initiatives focus on expanding usage of V.A.C. systems among current V.A.C. users to other types of wounds and patients as well as extending that usage to other physicians and wound care nurses in those facilities. We have also initiated marketing and selling efforts focused on additional hospitals that are not current V.A.C. customers.

  •
  Maintain and expand our leadership position in therapeutic surfaces.    We intend to maintain our leadership position in therapeutic surfaces by capitalizing on the growth opportunities in bariatrics and the ICU. We are also building on our expertise in Kinetic Therapy to introduce a new product which will treat Acute Respiratory Distress Syndrome and Acute Lung Injury in the ICU.

  •
  Expand presence in international markets.    We are expanding our international marketing and sales efforts. We have committed resources to expand our presence in under-penetrated markets, obtain standard-of-care designation in other countries and achieve reimbursement for home use of V.A.C. systems. Recently, the German and Austrian associations for wound treatment have recognized V.A.C. therapy as the therapy of choice for several wound care indications.

  •
  Generate high returns on invested capital.    Our returns on invested capital have increased in each year since 1999, and averaged more than 25% over the last three years, despite our accelerated spending to capitalize on V.A.C. growth opportunities. Starting in the second half of 2002 we increased productivity and achieved profit increases exceeding revenue growth. We will continue to focus on productivity enhancements, capital efficiency and other metrics to improve our performance.

Customers

        We have broad reach across all health care settings. In the United States, for example, we have relationships with over 3,000 acute care hospitals, over 4,600 extended care facilities and approximately 8,500 home health care agencies and wound care clinics. As of April 30, 2004, we served approximately 2,200 medium to large hospitals in the United States. Through our network of 135 U.S. and 67 international service centers, we are able to rapidly deliver our critically needed products to major hospitals in the United States, Canada, Australia and most major European countries. This extensive network is critical to securing national GPO contracts and allows us to efficiently serve the home market directly. Our network also provides a platform for the introduction of additional products.

        Our customers generally prefer to rent our V.A.C. systems and therapeutic surfaces and purchase the related disposable products, such as V.A.C. dressings. We believe that some of our customers, who tend to be our larger customers, desire alternatives to rental for at least some of their business. We expect this trend to continue as V.A.C. penetration increases, and we are exploring alternative models, such as a pilot long-term lease program that we are currently developing, so that we can respond to our customers' needs.

Billing and Reimbursement

        We have extensive contractual relationships and reimbursement coverage for the V.A.C. in the United States. In acute and extended care, we have contracts with nearly all major hospital, and most major extended-care group purchasing organizations. Hospitals and extended care facilities pay us directly for our services. In the home care market, we provide V.A.C. products and services directly to patients and bill third-party payers, including Medicare and private insurance. V.A.C. systems are covered by Medicare Part B. We currently have V.A.C. contracts with private insurance covering approximately 169 million member lives in the United States as of April 30, 2004. This represents more than one-half of all individuals covered by private insurance in the United States and is more than eight times the number of member lives we had under contract as of mid-2000.

        In the home care market, we have developed a significant base of reimbursement expertise that consists of our experienced professionals and our relationships with payers across all care settings and are enhancing our electronic systems to simplify the labor intensive and complex reimbursement process.

Corporate Organization

        Our business has two geographical operating segments: USA and International.

        With approximately 1,730 employees as of April 30, 2004, our USA division serves the domestic acute care, extended care and home care markets with the full range of our products. The domestic division distributes our medical devices and therapeutic surfaces to over 3,000 acute care hospitals and more than 4,600 extended care facilities and also directly serves the home care market through our service center network. Our USA division accounted for approximately 76%, 77%, 78% and 76% of our total revenue in the years ended December 31, 2003, 2002 and 2001 and for the quarter ended March 31, 2004, respectively.

        As of March 31, 2004, our International division had direct operations in 16 foreign countries including Germany, Austria, the United Kingdom, Canada, France, the Netherlands, Switzerland, Australia, Italy, Denmark, Sweden, Ireland, Belgium, Spain, Singapore and South Africa. The International division distributes our medical devices and therapeutic surfaces through a network of 67 service centers. Our international corporate office is located in Amsterdam, The Netherlands. International manufacturing and engineering operations are based in the United Kingdom. In addition, our International division serves the demands of a growing global market through relationships with approximately 60 active independent distributors in Latin America, the Middle East, Eastern Europe and Asia. The International division consists of approximately 1,175 employees who are responsible for all sales, service and administrative functions within the various countries we serve. Our International division accounted for approximately 24%, 23%, 22% and 24% of our total revenue in the years ended December 31, 2003, 2002 and 2001, and for the quarter ended March 31, 2004, respectively.

Sales and Marketing Organization

        Our worldwide sales organization consists of approximately 1,225 individuals, 620 of whom have medical or clinical backgrounds. Our sales organization is focused by care setting. Since physicians and nurses are critical to the adoption and use of advanced medical systems, a major element of the sales force's responsibility is to educate and train these medical practitioners in the application of our products, including the specific knowledge necessary to assure that the use of our systems results in optimal clinical and economic outcomes. In 2003, our sales staff made more than 140,000 contacts with these targeted clinical decision-makers. We have approximately 330 clinical consultants, all of whom are health care professionals, whose principal responsibilities are to make product rounds, consult on complex cases and assist facilities and home health agencies to develop their patient care protocols. Our clinicians educate the hospital, long-term care facility or home health agency staff on the use of our products. In addition, we employ approximately 120 field-based specialists who consult with our customers regarding the often demanding and complex paperwork required by Medicare and private insurance companies. In fulfilling the paperwork requirements, these specialists enhance the overall productivity of our sales force.

        Our international sales organization includes more than 415 employees in 16 foreign countries. In addition, in each foreign market where we have a presence, we sell our products through our direct sales force or through local distributors with local expertise.

        Selling, marketing and advertising expenses in each of the periods below were as follows (dollars in thousands):

	Year Ended December 31,
				Three Months Ended March 31, 2004
	2001	2002	2003
Selling	$88,347	$112,146	$128,247	$38,385
Percentage of total revenue	19%	19%	17%	17%
Marketing	$13,109	$19,240	$24,815	$8,381
Percentage of total revenue	3%	3%	3%	4%
Advertising	$2,085	$4,802	$5,148	$1,664
Percentage of total revenue	—	1%	1%	1%

Service Organization

        Our USA division has a national 24-hour, seven day-a-week customer service communications system, which allows us to quickly and efficiently respond to our customers' needs. The domestic division distributes our medical devices and therapeutic surfaces to more than 3,000 acute care hospitals and more than 4,600 extended care facilities through a network of 135 domestic service centers and also directly serves the home care market through our extensive service center network. Our USA division's network gives us the ability to deliver our products to any major Level I domestic trauma center within hours. Our International division distributes our medical devices and therapeutic surfaces through a network of 67 service centers.

        In addition to delivery, pick-up, and technical support services, our service organization cleans, disinfects, and reconditions products between rentals. To assure availability when products are needed, the service organization manages our rental fleet of approximately 50,000 units, deploying units to meet individual service center demand patterns while maintaining high levels of rental asset utilization. Services are provided by approximately 790 people in the United States and more than 420 people internationally.

Research and Development

        We have a successful track record in pioneering new wound care and therapeutic surface technologies through new product introductions and significant enhancements to existing products. Our recent development and commercialization of both new V.A.C. systems and V.A.C. disposable dressing variations have established KCI as a leader in advanced wound care. Our therapeutic surfaces technology originated with the introduction of the Roto Rest bed 27 years ago. Since that time, we have developed and commercialized a broad spectrum of therapeutic surfaces, a number of which have significantly enhanced patient care. In addition, we have developed a broad portfolio of bariatric products to improve the care of obese patients.

        Our primary focus for innovation is to increase the clinical and economic benefit of our products to our customers and their patients. In addition, we strive to make our products user-friendly and increase their operational efficiency, both of which are critical in the demanding and sometimes short-staffed world of health care today. Significant investments in our 2003 research and development included:

  •
  new wound healing systems and dressings tailored to the needs of different care settings and wound types;

  •
  new technologies in wound healing and tissue repair;

  •
  new applications of V.A.C. technology and enhanced therapeutic effectiveness through improved understanding of the V.A.C. systems' various mechanisms of action;

  •
  two new therapeutic surfaces to address critical needs of patients with Acute Respiratory Distress Syndrome, and to provide neuroprotection for cardiac arrest and stroke patients; and

  •
  significant upgrades to several of our core therapeutic surfaces and bariatric products.

        Expenditures for research and development, including clinical trials, in each of the periods below, were as follows (dollars in thousands):

	Year Ended December 31,
				Three Months Ended March 31, 2004
	2001	2002	2003
Research and development spending	$14,266	$18,749	$23,044	$7,119
Percentage of total revenue	3%	3%	3%	3%

        We intend to increase our research and development expenditures in absolute dollars and as a percentage of revenue. However, we expect that research and development spending will remain a modest percentage of overall revenue.

Patents, Trademarks and Licenses

        We rely on a combination of patents, copyrights, trademarks, trade secret and other laws, and contractual restrictions on disclosure, copying and transfer of title, including confidentiality agreements with vendors, strategic partners, co-developers, employees, consultants and other third parties, to protect our proprietary rights in our products, new developments, improvements and inventions. We seek patent protection in the United States and abroad. We have more than 100 issued U.S. patents relating to our existing and prospective lines of therapeutic surfaces and V.A.C. systems. We also have more than 40 pending U.S. patent applications. Many of our specialized beds, medical devices and services are offered under proprietary trademarks and service marks. We have more than 45 trademarks and service marks registered with the United States Patent and Trademark Office. We also have agreements with third parties that provide for the licensing of patented or proprietary technology.

        We have patent protection for our current V.A.C. products, in the form of owned and licensed patents, including at least 15 issued U.S. patents and at least 13 U.S. patent applications pending. Our international patent portfolio (including owned and licensed patents) relating to current and prospective technologies in the field of V.A.C. therapy includes more than 125 issued patents and more than 140 pending patent applications, including protection in Europe, Canada, Australia and Japan. Most of the V.A.C. patents in our patent portfolio have an average life of 20 years from their date of priority. Our base V.A.C. patents do not begin to expire until 2013. We have multiple patents covering unique aspects, and improvements to the V.A.C. system.

        On October 6, 1993, we entered into a license agreement with Wake Forest University that we rely on in connection with our V.A.C. business. Under this agreement, Wake Forest University licensed to us on a worldwide, exclusive basis the right to use, lease, sell and sublicense its rights to certain patents that are integral to the technology that we incorporate in our V.A.C. products. The term of the agreement continues for as long as the underlying patents are in effect, subject to Wake Forest University's right to terminate earlier if we fail to make required royalty payments or are otherwise in material breach or default of the agreement.

Manufacturing

        Our manufacturing processes for V.A.C. therapeutic units, therapeutic surfaces, mattress replacement systems and overlays involve producing final assemblies in accordance with a master production plan. Assembly of our products is accomplished using (1) metal parts that are fabricated, machined, and finished internally, (2) fabric that is cut and sewn internally and externally, and (3) plastics, electronics and other component parts that are purchased from outside suppliers. Internal fabrication, machining, finishing and sewing are accomplished on modern equipment. Component parts and materials are obtained from industrial distributors, original equipment manufacturers and contract manufacturers. The majority of parts and materials are readily available in the open market (steel, aluminum, plastics, fabric, etc.) for which price volatility is low. The manufacturing process is in compliance with ISO 9001 (1994), ISO 13485, and FDA Quality System Regulation.

        We contract for the manufacture of V.A.C. disposables through Avail Medical Products, Inc., a leading contract manufacturer of sterile medical disposables. We entered into a sole-source agreement with Avail for our V.A.C. related disposable products, which became effective in October 2002 for our U.S. related orders and in May 2003 for our international related orders. This supply agreement has a three-year term and was recently extended for an additional year. Approximately 15.6% of our total revenue for the year ended December 31, 2003 and approximately 19.7% of our total revenue for the three months ended March 31, 2004 was generated from the sale of these disposable supplies. The terms of the supply agreement provide that key indicators be provided to us that would alert us to Avail's inability to perform under the agreement. We, together with Avail, will maintain certain levels of on-hand supply. In the event that Avail is unable to fulfill the terms of this agreement, we have identified other suppliers that could provide such inventory to meet our needs. However, in the event that we are unable to replace a shortfall in supply, our revenue could be negatively impacted in the short term.

Working Capital Management

        We maintain inventory to support customer needs in our service centers and in our manufacturing facility. For our surface and V.A.C. businesses, we maintain parts and supplies inventory for replacement parts in both our service centers and manufacturing facilities. We also maintain inventory for conversion to our surface and V.A.C. rental fleet in our manufacturing facilities. Our V.A.C. rental equipment cannot be used without the disposables that support the V.A.C. systems. As such, we buy and ship disposable inventory directly from our sole supplier to the customer. We have commitments to purchase inventory from our sole disposable supplier as discussed in "—Manufacturing".

        Our payment terms with hospitals and extended care facilities are consistent with industry standards and provide for payment within 30 days. Our payment terms with third party payers, including Medicare and private insurance, are consistent with industry standards and provide for payment within 45 days. A portion of our receivables relate to unbilled revenues arising in the normal course of business, due to monthly billing cycles requested by our hospital or extended care facility customers or due to our internal paperwork processing procedures regarding billing third party payers.

Competition

        We believe that the principal competitive factors within our markets are clinical efficacy, cost of care, clinical outcomes and service. Furthermore, we believe that a national presence with full distribution capabilities is important to serve large, national and regional health care group purchasing organizations, or GPOs. We have contracts with nearly all major hospital GPOs and most major extended care GPOs for V.A.C. systems. The medical device industry is highly competitive and is characterized by rapid product development and technological change. In order to remain competitive with other companies in our industry, we must continue to develop new cost-effective products and technologies.

        In wound healing and tissue repair, we compete with other treatment methods offered by a number of companies in the advanced wound care business. These methods are substantially different than the V.A.C. and include traditional wound care dressings, advanced wound care dressings (hydrogels, hydrocolloids, alginates), skin substitutes, products containing growth factors and medical devices used for wound care. Many of these devices can be used to compete with the V.A.C. or as adjunctive therapy which complements the V.A.C. For example, caregivers may use one of our V.A.C. systems to prepare a healthy wound bed in order to reduce the wound size, and then use a skin substitute to manage the wound to final closure. As the market for, and revenues generated by, the V.A.C. expand, we believe additional competitors may introduce products designed to mimic the V.A.C. Recently, BlueSky Medical Corporation and several companies in Europe have introduced medical devices which have been marketed to compete with the

V.A.C. system. We have filed suit against BlueSky and related parties seeking to restrict the continued marketing and sale of their device, which we believe infringes our patent rights, and we have obtained a preliminary injunction against MTG in Germany. (See "—Legal Proceedings").

        With respect to therapeutic surfaces for treatment of pulmonary complications in the ICU, wound treatment and prevention and bariatric care, our primary competitors are Hill-Rom Company, Huntleigh Healthcare and Pegasus Limited. In the bariatric market, our primary competitors are Hill-Rom, Sizewise Rentals and Huntleigh Healthcare. We also compete on a regional, local and market segment level with a number of smaller companies.

Market Outlook

Health Care Reform

        Health care reform legislation will most likely remain focused on reducing the cost of health care. We believe that efforts by private payers to contain costs through managed care and other efforts will continue in the future as efforts to reform the health care system continue. The Balanced Budget Act of 1997 (the "BBA") significantly reduced the annual increases in federal spending for Medicare and Medicaid, changed the payment system for both skilled nursing facilities ("SNFs") and home health care services from cost-based to prospective payment systems and allowed states greater flexibility in controlling Medicaid costs at the state level. Although certain increases in reimbursement payments have subsequently been approved, the overall effect of the BBA continues to place increased pricing pressure on us and our customers. In particular, the changes in the method by which Medicare Part A reimburses SNFs has dramatically changed the manner in which our SNF customers make rental and purchase decisions.

        Certain portions of the BBA were amended by the Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999 (the "Refinement Act") and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA"). In essence, the Refinement Act and BIPA attempted to lessen the detrimental economic impact which the BBA had on the health care industry. Regarding SNF reimbursement, some payment relief had been provided under the Refinement Act and BIPA, however, some of the relief expired on September 30, 2002. Because that reimbursement relief was not carried over into 2003, our therapeutic surfaces revenue in the extended care market is down approximately 9% for the year ended December 31, 2003 as compared to the same period in 2002.

        On December 8, 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Modernization Act"), which includes revisions to payment methodologies and other standards for items of DME. These revisions could have a direct impact on our business. At this time, we are unable to determine with precision whether and to what extent these changes would be applied to our products and our business. Several provisions of the Modernization Act are significant. First, beginning in 2004 through 2008, the payment amounts for DME, including V.A.C. systems will no longer be increased on an annual basis. Second, beginning in 2007, a competitive acquisition program will be phased in to replace the existing fee schedule payment methodology. Third, supplier quality standards will be established for DME suppliers. The standards will be applied by independent accreditation organizations. Fourth, clinical conditions for payment will be established for certain products.

        On February 11, 2003, the Centers for Medicare and Medicaid Services ("CMS," formerly the Health Care Financing Administration) made effective an interim final rule implementing "inherent reasonableness" authority, which allows the agency and carriers to adjust payment amounts by up to 15% per year for certain items and services covered by Medicare Part B when the existing payment amount is determined to be grossly excessive or grossly deficient. The regulation lists factors that may be used by CMS and the carriers to determine whether an existing reimbursement rate is grossly excessive or grossly deficient and to determine what is a realistic and equitable payment amount. CMS may make a larger adjustment each year if they undertake prescribed procedures for determining the appropriate payment amount for a particular service. Using this authority, CMS and the carriers may reduce reimbursement levels for certain items and services covered by Medicare Part B. This rule remains in effect after the Modernization Act.

        In addition, the BBA authorized CMS to explore possible ways of changing Medicare reimbursement rates so that they better reflect market levels. Specifically, the BBA authorized CMS to implement up to five competitive bidding systems by December 31, 2002, to evaluate how competitive bidding would impact Medicare program payments, access, diversity of product selection and quality. Under competitive bidding, CMS would change its approach to reimbursing products and services covered by Medicare Part B from the current fee schedule amount to an amount that would be established through a bidding process between the agency and suppliers. Two systems covering eight products have been completed and under the Modernization Act, starting in 2007, Medicare will begin to implement a nationwide competitive bidding program in ten high population metropolitan statistical areas ("MSAs"), and in 2009, this program is to be expanded to 80 MSAs (and additional areas thereafter). We do not know what impact inherent reasonableness and competitive bidding would have on us or the reimbursement of our products.

Health Insurance Portability and Accountability Act (HIPAA) Compliance

        The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") covers a variety of provisions which will impact our business including the privacy of patient health care information, the security of that information and the standardization of electronic data transactions for billing. Sanctions for violating HIPAA include criminal penalties and civil sanctions. The U.S. Department of Health and Human Services has promulgated regulations pursuant to a legislative mandate in HIPAA, which became effective in April 2003. In order to ensure our compliance with the HIPAA regulations by the April 2003 deadline, KCI established a multi-disciplinary HIPAA Compliance Team, which defined the legal requirements, reviewed KCI's prior HIPAA compliance efforts and developed a comprehensive compliance plan. We also designated a HIPAA Privacy Officer and HIPAA Information Security Officer to oversee the implementation of the compliance plan and monitor modifications to the current regulations.

        HIPAA regulations regarding standardization of electronic data billing transactions will also impact our business. At the present time, we invoice third-party payers using a variety of different systems. In 2003, we transitioned our billing systems to the American National Standard Institute format for electronic data billing transactions as required by HIPAA. In some instances, we found it difficult to differentiate between products which are covered by a single billing code but have different prices. Therefore, we applied to CMS for additional product codes to support our current billing practices. However, CMS may not establish any of the requested billing codes. We have been working with all business associates with whom we share protected health information in order to make the transition to standardized billing codes as smooth as possible. However, the transition to standardized billing codes may create billing difficulties or business interruptions for us.

        Our cost of compliance with HIPAA could be significant. Moreover, although we believe our business practices comply with HIPAA, our practices may be challenged under these laws in the future and such a challenge may have a material adverse effect on our business, financial condition or results of operations.

Consolidation of Purchasing Entities

        The many health care reform initiatives in the United States have caused health care providers to examine their cost structures and reassess the manner in which they provide health care services. This review, in turn, has led many health care providers to merge or consolidate with other members of their industry in an effort to reduce costs or achieve operating synergies. A substantial number of our customers, including proprietary hospital groups, GPOs, hospitals, national nursing home companies and national home health care agencies, have been affected by this consolidation. An extensive service and distribution network and a broad product line are key to servicing the needs of these larger provider networks. In addition, the consolidation of health care providers often results in the re-negotiation of contracts and the granting of price concessions. Finally, as GPOs and integrated health care systems increase in size, each contract represents a greater concentration of market share and the adverse consequences of losing a particular contract increases considerably.

Reimbursement of Health Care Costs

        The demand for our products is dependent in part on the reimbursement policies of the various payers. In order to be reimbursed, products generally must be found to be reasonable and necessary for the diagnosis or treatment of medical conditions and must otherwise fall within the payers' recognized categories of covered items and services. Our products are either rented or purchased, principally by hospitals and SNFs which receive reimbursement for the products and services they provide from various public and private third-party payers, including Medicare, Medicaid and private insurance programs. In the home care market, we provide our products and services to patients and bill insurance companies, including Medicare Part B and private insurance.

        The importance of payer coverage policies was recently demonstrated by our experience with our V.A.C. technology in the home care setting. On October 1, 2000, a Medicare Part B policy was approved, which provided for reimbursement codes, an associated coverage policy and allowable rates for the V.A.C. systems and V.A.C. disposable products in the home care setting. The policy facilitated claims processing, permitted electronic claims submissions and created a more uniform claims review process. Because many payers look to Medicare for guidance in coverage, a specific Medicare policy is often relied upon by other payers.

        A significant portion of our wound healing systems revenue is derived from home placements, which are reimbursed by both governmental and non-governmental third-party payers. The reimbursement process for home care placements requires extensive documentation, which has slowed the cash receipts cycle relative to the rest of the business.

        In light of increased scrutiny on Medicare spending, as well as revisions to payment methodologies imposed by the Modernization Act, the outcome of future coverage or payment decisions for any of our products or services by governmental or non-governmental third-party payers remain uncertain.

Patient Demographics

        U.S. Census Bureau statistics indicate that the 65-and-over age group is one of the fastest growing population segments and is expected to be approximately 40 million by the year 2010. Management of wounds and circulatory problems is crucial for elderly patients. These patients frequently suffer from deteriorating physical conditions and their wound problems are often exacerbated by circulatory problems, incontinence and poor nutrition.

        Obesity is increasingly being recognized as a serious medical complication. In 2002, approximately 1.3 million patients in U.S. hospitals had a primary or secondary diagnosis of obesity. Obese patients tend to have limited mobility and are, therefore, at risk for circulatory problems and skin breakdown.

Properties and Facilities

        Our corporate headquarters are currently located in a 170,400 square foot building in San Antonio, Texas, which was originally purchased in January 1992. In June 1997, we acquired a 2.6-acre tract of land adjacent to our corporate headquarters. There are four buildings on the land which contain an aggregate of approximately 40,000 square feet. In August 2002, we sold our corporate headquarters facility and adjacent land and buildings under a 10-year sale/leaseback arrangement. We utilize approximately 143,000 square feet of the headquarters building with the remaining space being leased to unrelated entities. We also lease approximately 28,300 square feet of the adjacent buildings that are used for general corporate purposes. In addition, in October 2001, we entered into a 66-month lease of office space at another location in San Antonio to be used as our customer service center. We lease approximately 88,500 square feet of office space under this lease.

        We conduct domestic manufacturing, shipping, receiving, engineering and storage activities in a 171,100 square foot facility in San Antonio, Texas, which we purchased in January 1988, and an adjacent 32,600 square foot facility purchased in 1993. Our operations are conducted with approximately 75% cumulative utilization of plant and equipment. We also lease two storage facilities in San Antonio, Texas. We lease approximately 135 domestic distribution centers, including each of our seven regional headquarters.

        Internationally, we lease approximately 67 service centers. Our international corporate office is located in Amsterdam, The Netherlands. International manufacturing and engineering operations are based in the United Kingdom and Belgium. The United Kingdom plant is approximately 24,800 square feet and the Belgium plant is approximately 19,600 square feet. The plants operate with 100% cumulative utilization of plant and equipment.

        The following is a summary of our major facilities:

Location	Description	Division	Owned or Leased
KCI Tower 8023 Vantage Drive San Antonio, TX	Corporate Headquarters	Corporate	Leased
KCI Manufacturing 4958 Stout Drive San Antonio, TX	Manufacturing Plant	Corporate	Owned
KCI North 5800 Farinon Drive San Antonio, TX	Customer Service Center	KCI USA	Leased
Parktoren, 6th Floor van Heuven Goedhartlaan 11 1181 LE Amstelveen The Netherlands	International Corporate Headquarters	KCI International	Leased
KCII Manufacturing, Unit 12 11 Nimrod Way, Wimborne Dorset, United Kingdom	Manufacturing Plant	KCI International	Leased
KCII Manufacturing Ambachtslaan 1031 3990 Peer, Belgium	Manufacturing Plant	KCI International	Leased

Employees

        As of April 30, 2004, we had approximately 4,300 employees, and approximately 1,600 of these employees are located in San Antonio, Texas and perform functions associated with corporate, manufacturing, finance and administration. As of April 30, 2004, we had approximately 1,200 employees in our international facilities. Approximately 250 employees in our Germany facility and approximately 60 employees in our France facility are represented by or are in the process of electing a workers' council, pursuant to applicable industrial relations laws. Our employees are not otherwise represented by labor unions or workers' councils and we consider our employee relations to be good.

Government Regulation

United States

        Our products are subject to regulation by numerous governmental authorities, principally the United States Food and Drug Administration, or the FDA, and corresponding state and foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the clinical testing, manufacture, labeling, distribution, sale and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution. The FDA also has the authority to demand the repair, replacement or refund of the cost of any device that we manufacture or distribute that violates statutory or regulatory requirements.

        In the United States, medical devices are classified into one of three classes (Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Although many Class I devices are exempt from certain FDA requirements, Class I devices are subject to general controls (for example, labeling, pre-market notification and adherence to the Quality System Regulation). Class II devices are subject to general and special controls (for example, performance standards, post-market surveillance, patient registries and FDA guidelines). Generally, Class III devices are high-risk devices that receive significantly greater FDA scrutiny to ensure their safety and effectiveness (for example, life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed Class I or Class II devices). Before a new medical device can be introduced in the market, the manufacturer must generally obtain FDA clearance ("510(k) clearance") or pre-market application ("PMA") approval. All of our current products have been classified as Class I or Class II devices, which typically are marketed based upon 510(k) clearance or related exemptions. A 510(k) clearance will generally be granted if the submitted information establishes that the proposed device is "substantially equivalent" in intended use and technological characteristics to a legally marketed Class I or Class II medical device or to a Class III device on the market since May 28, 1976, for which PMA approval has not been required. A PMA approval requires proof to the FDA's satisfaction of the safety and effectiveness of a Class III device. A clinical study is generally required to support a PMA application and is sometimes required for a 510(k) pre-market notification. For "significant risk" devices, such clinical studies generally require submission of an application for an Investigational Device Exemption, or IDE. The FDA's 510(k) clearance process usually takes from four to twelve months, but may take longer. The PMA approval process is much more costly, lengthy and uncertain. The process generally takes from one to three years, however, it may take even longer.

        Devices that we manufacture or distribute are subject to pervasive and continuing regulation by the FDA and certain state agencies, including record-keeping requirements and mandatory reporting of certain adverse experiences resulting from use of the devices. Labeling and promotional activities are subject to regulation by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses and the

FDA scrutinizes the labeling and advertising of medical devices to ensure that unapproved uses of medical devices are not promoted.

        Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations, including the Quality System Regulation ("QSR," formerly the Good Manufacturing Practice regulation), which imposes design, testing, control and documentation requirements. Manufacturers must also comply with the Medical Device Reporting ("MDR") regulation, which generally requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. We are subject to routine inspection by the FDA and certain state agencies for compliance with QSR requirements, MDR requirements and other applicable regulations.

Fraud and Abuse Laws

        We may also be subject to federal and state physician self-referral laws. Federal physician self-referral legislation (commonly known as the Stark Law) prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain "designated health services" if the physician or an immediate family member has any financial relationship with the entity. A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per referral and possible exclusion from federal health care programs such as Medicare and Medicaid. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a health care provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state.

        We may also be subject to federal and state anti-kickback laws. Section 1128B(b) of the Social Security Act, commonly referred to as the Anti-Kickback Law, prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal health care program such as Medicare and Medicaid. The Anti-Kickback Law is broad, and it prohibits many arrangements and practices that are otherwise lawful in businesses outside of the health care industry. The U.S. Department of Health and Human Services ("DHHS") has issued regulations, commonly known as safe harbors, that set forth certain provisions which, if fully met, will assure health care providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. The penalties for violating the Anti-Kickback Law include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal health care programs. Many states have adopted laws similar to the federal Anti-Kickback Law, and some of these state prohibitions apply to referral of patients for health care services reimbursed by any source, not only federal health care programs such as Medicare and Medicaid.

        In addition, HIPAA created two new federal crimes: (i) health care fraud and (ii) false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing or attempting to execute a scheme or artifice to defraud any health care benefit program, including private payers. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for health care benefits, items or services. This statute applies to any health benefit plan, not just Medicare and Medicaid. Additionally, HIPAA granted expanded enforcement authority to the DHHS and the U.S. Department of Justice ("DOJ") and provided enhanced resources to support the activities and responsibilities of the DHHS's Office of the Inspector General ("OIG") and the DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to health care delivery and payment.

        Under separate statutes, submission of claims for payment or causing such claims to be submitted that are "not provided as claimed" may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded state health programs. These false claims statutes include the federal False Claims Act, which prohibits the knowing filing of a false claim or the knowing use of false statements to obtain payment from the U.S. federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals (known as "relators" or, more commonly, as "whistleblowers") may share in the amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years causing greater numbers of health care companies to have to defend false claim actions, pay fines or be excluded from the Medicare, Medicaid or other federal or state health care programs as a result of an investigation arising out of such action. Because we directly submit claims for payment for certain of our products, we are subject to these false claims statutes, and, therefore, could become subject to "qui tam" actions.

        The OIG has taken certain actions, which suggest that arrangements between manufacturers or suppliers of durable medical equipment or medical supplies and SNFs (or other providers) may be under continued scrutiny. In June 1995, the OIG issued a Special Fraud Alert setting forth fraudulent and abusive practices that the OIG had observed in the home health industry. Later that same year, OIG issued another Special Fraud Alert describing certain relationships between SNFs and suppliers that the OIG viewed as abusive under the federal Anti-Kickback Law. In July 1999, the OIG published OIG compliance program guidance for the durable medical equipment, prosthetics, orthotics and supply ("DMEPOS") industry developed by the OIG in cooperation with, and with input from, the Health Care Financing Administration ("HCFA"), which is now known as the Centers for Medicare and Medicaid Services, the DOJ and representatives of various trade associations and health care practice groups. The guidance identifies specific areas of DMEPOS industry operations that may be subject to fraud and abuse. Furthermore, the OIG Work Plan for 2004 focused on compliance of durable medical equipment suppliers with Medicare rules and regulations. These initiatives create an environment in which there will continue to be significant scrutiny regarding compliance with federal and state fraud and abuse laws.

        Several states also have referral, fee splitting and other similar laws that may restrict the payment or receipt of remuneration in connection with the purchase or rental of medical equipment and supplies. State laws vary in scope and have been infrequently interpreted by courts and regulatory agencies, but may apply to all health care products or services, regardless of whether Medicaid or Medicare funds are involved.

Claims Audits

        The industry in which we operate is generally characterized by long collection cycles for accounts receivable due to complex and time-consuming documentation requirements for obtaining reimbursement from private and governmental third-party payers. Such protracted collection cycles can lead to delays in obtaining reimbursement. Moreover, the four durable medical equipment regional carriers ("DMERCs"), private entities that contract to serve as the government's agents for the processing of claims for products and services provided under Part B of the Medicare program for home use, and Medicaid agencies periodically conduct pre-payment and post-payment reviews and other audits of claims submitted.

Medicare and Medicaid agents are under increasing pressure to scrutinize health care claims more closely. Reviews and/or similar audits or investigations of our claims and related documentation could result in denials of claims for payment submitted by us. Further, the government could demand significant refunds or recoupments of amounts paid by the government for claims which, upon subsequent investigation, are determined by the government to be inadequately supported by the required documentation.

ISO Certification

        Due to the harmonization efforts of a variety of regulatory bodies worldwide, certification of compliance with the ISO 9000 series of International Standards ("ISO Certification") has become particularly advantageous and, in certain circumstances, necessary for many companies in recent years. We received ISO 9001 and EN46001 Certification in the fourth quarter of 1997 and Medical Device Agency registration in the fourth quarter of 2002 and therefore are certified to apply the CE mark for direct selling and distributing of our products within the European community. In addition, we received certification for ISO 13485 in the fourth quarter of 2002 and certification with Health Canada and, therefore, are certified to sell and distribute our products within Canada.

Environmental Laws

        We are subject to various federal, state and local environmental laws and regulations that govern our operations, including the handling and disposal of nonhazardous and hazardous substances and wastes, and emissions and discharges into the environment. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which substances or wastes were sent from current or former operations at our facilities. From time to time, we have incurred costs and obligations for correcting environmental noncompliance matters and for cleanup of certain of our properties and third party sites. We believe we have complied with our environmental obligations to date in all material respects and that such liabilities will not have a material adverse effect on our business or financial performance. However, such liabilities in the future may have a material adverse effect on our business or financial performance.

Other Laws

        We are subject to numerous federal, state and local laws and regulations relating to such matters as safe working conditions, manufacturing practices and fire hazard control.

International

        Sales of medical devices outside of the United States are subject to regulatory requirements that vary widely from country to country. Pre-market clearance or approval of medical devices is required by certain countries. The time required to obtain clearance or approval for sale in a foreign country may be longer or shorter than that required for clearance or approval by the FDA and the requirements vary. Failure to comply with applicable regulatory requirements can result in loss of previously received approvals and other sanctions and could have a material adverse effect on our business, financial condition or results of operations.

        We operate in multiple tax jurisdictions both inside and outside the United States. In the normal course of our business, we will undergo reviews by taxing authorities regarding the tariff classifications of our products and the amount of tariffs we pay on the importation and exportation of these products. Foreign and domestic tariffs have not had a material impact on our results of to date, however, our profitability could be harmed if foreign governments impose additional unanticipated tariffs.

Reimbursement

        Our products are rented and sold principally to hospitals, extended care facilities and directly to patients who receive payment coverage for the products and services they utilize from various public and private third-party payers, including the Medicare and Medicaid programs and private insurance plans. In the home care market, we provide our products and services to patients and bill insurance companies, including Medicare Part B and private insurance. As a result, the demand and payment for our products are dependent, in part, on the reimbursement policies of these payers. The manner in which reimbursement is sought and obtained for any of our products varies based upon the type of payer involved and the setting to which the product is furnished and in which it is utilized by patients.

        We believe that government and private efforts to contain or reduce health care costs are likely to continue. These trends may lead third-party payers to deny or limit reimbursement for our products, which could negatively impact the pricing and profitability of, or demand for, our products.

Medicare

        Medicare is a federally funded program that provides health coverage primarily to the elderly and disabled. Medicare is composed of four parts: Part A, Part B, Part C and Part D. Medicare Part A (hospital insurance) covers, among other things, inpatient hospital care, home health care and skilled nursing facility services. Medicare Part B (supplementary medical insurance) covers various services, including those services provided on an outpatient basis. Medicare Part B also covers medically necessary durable medical equipment and medical supplies. Medicare Part C, also known as "Medicare Advantage," offers beneficiaries a choice of various types of health care plans, including several managed care options. Medicare Part D is the new Voluntary Prescription Drug Benefit Program, which becomes effective in 2006. The Medicare program has established guidelines for the coverage and reimbursement of certain equipment, supplies and support services. In general, in order to be reimbursed by Medicare, a health care item or service furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury or to improve the functioning of a malformed body part and not otherwise excluded by statute. Effective October 1, 2000, we received Medicare Part B reimbursement codes, an associated coverage policy and allowable rates for our V.A.C. systems and related disposables in the home care setting.

        The methodology for determining the amount of Medicare reimbursement of our products varies based upon, among other things, the setting in which a Medicare beneficiary receives health care items and services. Most of our products are furnished in a hospital, skilled nursing facility or the beneficiary's home.

Hospital Setting

        Since the establishment of the prospective payment system in 1983, acute care hospitals are generally reimbursed for certain patients by Medicare for inpatient operating costs based upon prospectively determined rates. Under the prospective payment system, or PPS, acute care hospitals receive a predetermined payment rate based upon the Diagnosis-Related Group, or DRG, which is assigned to each Medicare beneficiary's stay, regardless of the actual cost of the services provided. Certain additional or "outlier" payments may be made to a hospital for cases involving unusually high costs or lengths of stay. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the distinct costs incurred in purchasing or renting our products. Rather, reimbursement for these costs is included within the DRG-based payments made to hospitals for the treatment of Medicare-eligible inpatients who utilize the products. Long-term care and rehabilitation hospitals also are now paid under a PPS rate that does not directly account for all actual services rendered. Since PPS payments are based on predetermined rates, and may be less than a hospital's actual costs in furnishing care, hospitals have incentives to lower their inpatient operating costs by utilizing equipment and supplies, such as our products, that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs.

        Certain specialty hospitals also use our products. Such specialty hospitals are exempt from the PPS and, subject to certain cost ceilings, are reimbursed by Medicare on a reasonable cost basis for inpatient operating and capital costs incurred in treating Medicare beneficiaries. Consequently, such hospitals may have additional Medicare reimbursement for reasonable costs incurred in purchasing or renting our products. There has been little experience with PPS for long-term care and rehabilitation hospitals. A final rule for rehabilitation hospital PPS became effective on January 1, 2002. A final ruling was published in August 2002 implementing PPS for long-term care hospitals with a phased-in transition period, effective October 1, 2002. We cannot predict the impact of the rehabilitation hospital PPS or the long-term care hospital PPS on the health care industry or on our financial position or results of operations.

Skilled Nursing Facility Setting

        On July 1, 1998, reimbursement for SNFs under Medicare Part A changed from a cost-based system to a prospective payment system which is based on resource utilization groups ("RUGs"). Under the RUGs system, a Medicare patient in a SNF is assigned to a RUGs category upon admission to the facility. The RUGs category to which the patient is assigned depends upon the medical services and functional support the patient is expected to require. The SNF receives a prospectively determined daily payment based upon the RUGs category assigned to each Medicare patient. These payments are intended generally to cover all inpatient services for Medicare patients, including routine nursing care, capital-related costs associated with the inpatient stay and ancillary services. Effective July 2002, the daily payments were based on the national average cost. Although the Refinement Act and BIPA increased the payments for certain RUGs categories, certain provisions of the Refinement Act and BIPA covering these payment increases expired on September 30, 2002 and, in effect, the RUGs rates for the most common categories of SNF patients decreased. Because the RUGs system provides SNFs with fixed daily cost reimbursement, SNFs have become less inclined to use products which had previously been reimbursed as variable ancillary costs.

Home Setting

        Our products are also provided to Medicare beneficiaries in home care settings. Medicare, under the Part B program, reimburses beneficiaries, or suppliers accepting an assignment of the beneficiary's Part B benefit, for the purchase or rental of DME for use in the beneficiary's home or a home for the aged (as opposed to use in a hospital or skilled nursing facility setting). As long as the Medicare Part B coverage criteria are met, certain of our products, including air fluidized beds, air-powered flotation beds, alternating pressure air mattresses and our V.A.C. systems and related disposables are reimbursed in the home setting under the DME category known as "Capped Rental Items." Pursuant to the fee schedule payment methodology for this category, Medicare pays a monthly rental fee (for a period not to exceed 15 months for products other than the V.A.C. system, for which the base treatment period generally does not exceed four months) equal to 80% of the established allowable charge for the item. The patient (or his or her insurer) is responsible for the remaining 20%. The Modernization Act provides for revisions to the manner in which payment amounts are to be calculated over the next five years (and thereafter). We cannot predict the full impact of the new law on our financial position or results of operations, which may be impacted negatively.

Medicaid

        The Medicaid program is a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons. State participation in Medicaid is optional and each state is given discretion in developing and administering its own Medicaid program, subject, among other things, to certain federal requirements pertaining to eligibility criteria and minimum categories of services. The Medicaid program finances approximately 50% of all care provided in nursing facilities nationwide. We sell or rent our products to nursing facilities for use in furnishing care to Medicaid recipients. Typically, nursing facilities receive Medicaid reimbursement directly from states for the incurred costs. However, the method and level of reimbursement, which generally reflects regionalized average cost structures and other factors, varies from state to state and is subject to each state's budget constraints. Current economic conditions have resulted in reductions in funding for many state Medicaid programs. Consequently, states are revising their policies for coverage of durable medical equipment in long-term care facilities and the home. We cannot predict the impact of the policy changes on our Medicaid revenue.

Private Payers

        Many third-party private payers, including indemnity insurers, employer group health insurance programs and managed care plans, presently provide coverage for the purchase and rental of our products. The scope of coverage and payment policies varies among third-party private payers. Furthermore, many such payers are investigating or implementing methods for reducing health care costs, such as the establishment of capitated or prospective payment systems.

        We believe that government and private efforts to contain or reduce health care costs are likely to continue. These trends may lead third-party payers to deny or limit reimbursement for our products, which could negatively impact the pricing and profitability of, or demand for, our products.

Legal Proceedings

        On February 21, 1992, Novamedix Limited, or Novamedix, filed a lawsuit against us in the United States District Court for the Western District of Texas, San Antonio Division. Novamedix manufactures a product that directly competes with one of our vascular products, the PlexiPulse. The suit alleges that the PlexiPulse infringes several patents held by Novamedix, that we breached a confidential relationship with Novamedix and a variety of ancillary claims. Novamedix seeks injunctive relief and monetary damages. A judicial stay which was in effect with respect to all patent claims in this case has been lifted. On April 12, 2004, a federal Magistrate completed a review of our motion for summary judgment. In his Memorandum and Recommendation on the summary judgment motions in the case, the Magistrate recommended to the Federal District Court Judge that one of Novamedix's cause of action for false advertising be significantly limited and that one of Novamedix's patent infringement damage theories be denied for summary judgment purposes. The Magistrate recommended that (a) the remainder of KCI's motions for summary judgment be denied and (b) KCI's interpretation of an important phrase in certain of the Novamedix claims be rejected. We expect to appeal the Magistrate's recommendation. Although it is not possible to reliably predict the outcome of this litigation or the damages, which could be awarded, we believe that our defenses to these claims are meritorious and that the litigation will not have a material adverse effect on our business, financial condition or results of operations.

        On July 1, 1998, Mondomed N.V. filed an opposition in the Opposition Division of the European Patent Office to a European patent owned by Wake Forest University, which we license for our V.A.C. system. They were joined in this opposition by Paul Hartmann A.G. on December 16, 1998. The patent was upheld at a hearing before a European Patent Office Opposition Division Panel on December 9, 2003, pursuant to a written interlocutory decision issued May 19, 2004. The decision corrects the patent to expand the range of pressures covered by the patent claims from 0.10 - 0.99 atmospheres to 0.01 - 0.99 atmospheres and modifies the patent claims to provide that the "screen means" is polymer foam. Under European patent law, the "screen means" would include equivalents to polymer foam. The screen means in the patent, among other things, helps to remove fluid from within and around the wound, distributes negative pressure within the wound, enhances the growth of granulation tissue and prevents wound overgrowth. In our V.A.C. systems, the foam dressing placed in the wound serves as the screen means. We use two different types of polymer foams as the screen means in our V.A.C. systems. Any party to the Opposition is entitled to appeal the decision. We may appeal the new screen means definition established by the panel. If we choose to appeal, we believe it will take two to three years to complete the appeal process. During the pendency of an appeal, the original patents would remain in place. We believe that this decision will not affect our U.S. patents. (See "Risk Factors—Risks Related to Our Business—Our

intellectual property is very important to our competitive position, especially for our V.A.C. products. If we are unsuccessful in protecting our intellectual property, particularly our rights to the Wake Forest patents that we rely on in our V.A.C. business, or are sued by third parties for alleged infringement, our competitive position would be harmed").

        On January 4, 2002, Safe Bed Technologies Company, or Safe Bed, filed a lawsuit against us in the United States District Court for the Northern District of Illinois, Eastern Division. The suit alleges that certain of our therapeutic surfaces products, including the TriaDyne and BariAir products, infringe a Safe Bed patent. We have asserted counterclaims for declarations of non-infringement and patent invalidity. Although it is not possible to reliably predict the outcome of this litigation or the damages which could be awarded, we believe that we have meritorious defenses to Safe Bed's claim and that the litigation will not have a material adverse effect on our business, financial condition or results of operations.

        On August 28, 2003, KCI, KCI Licensing Inc., KCI USA, Inc. and Wake Forest University Health Sciences filed a lawsuit against BlueSky Medical Corporation, Medela AG, Medela, Inc. and Patient Care Systems, Inc. in the United States District Court for the Western District of Texas, San Antonio Division alleging infringement of multiple claims under two V.A.C. patents, arising from the manufacturing and marketing of a medical device by BlueSky. In addition to patent infringement, we have asserted causes of action for breach of contract, tortious interference and unfair competition. BlueSky and Medela, Inc. have filed answers to the complaint and have asserted counterclaims against us for declarations of non-infringement and patent invalidity. Patient Care Systems, Inc. has filed an answer, but has not asserted any counterclaims. Medela AG has filed a motion to dismiss based on lack of personal jurisdiction. Such motion has not been ruled upon by the Court. A trial date for the lawsuit has been set for June 2005. Although it is not possible to reliably predict the outcome of this litigation, we believe our claims are meritorious.

        We are a party to several additional lawsuits arising in the ordinary course of our business. Provisions have been made in our financial statements for estimated exposures related to these lawsuits. We anticipate that the legal fees incurred in connection with the litigation discussed above will be immaterial. In the opinion of management, the disposition of these matters will not have a material adverse effect on our business, financial condition or results of operations.

        The manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. We currently have certain product liability claims pending for which provision has been made in our financial statements. Management believes that resolution of these claims will not have a material adverse effect on our business, financial condition or results of operations. We have not experienced any significant losses due to product liability claims and management believes that we currently maintain adequate liability insurance coverage.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, positions and ages of our directors and executive officers as of March 31, 2004, together with certain other key personnel.

Name	Age	Position
Robert Jaunich II	64	Chairman of the Board
Dennert O. Ware	62	Director, President and Chief Executive Officer
James R. Leininger, M.D.	59	Director, Chairman Emeritus
John P. Byrnes	45	Director
Ronald W. Dollens	57	Director
James T. Farrell	39	Director
Harry R. Jacobson, M.D.	56	Director
N. Colin Lind	48	Director
David J. Simpson	57	Director
C. Thomas Smith	66	Director
Donald E. Steen	57	Director
Dennis E. Noll	49	Senior Vice President, General Counsel and Secretary
Christopher M. Fashek	54	President, KCI USA
Jorg W. Menten	46	President, KCI International
Martin J. Landon	44	Vice President, Chief Financial Officer
G. Frederick Rush	54	Vice President, Corporate Development
Michael J. Burke	56	Vice President, Manufacturing and Quality
Daniel C. Wadsworth, Jr.	51	Vice President, Global Research and Development
Steven J. Hartpence	55	Vice President, Business Systems

        Robert Jaunich II became a director and Chairman of the Board in November 1997. Mr. Jaunich is a Managing Partner of Fremont Partners, which manages $1.6 billion targeted to private equity investments. He is also a member of the Board of Directors and Executive Committee of Fremont Group, a private investment company with assets in excess of $10 billion under management across a broad array of asset classes. Prior to joining Fremont Group in 1991, he was Executive Vice President and a member of the Chief Executive Office of Jacobs Suchard AG, a Swiss-based chocolate, sugar confectionery and coffee company. He currently serves as a director of CNF Transportation, Inc., as Chairman of the Managing General Partner of Crown Pacific Partners, L.P. and as Chairman of Juno Lighting, Inc. and several other privately held corporations.

        Dennert O. Ware joined KCI in April 2000 as our President and Chief Executive Officer. Mr. Ware also serves as a director of KCI. From 1997 to his joining KCI in April 2000, he served as President and Chief Executive Officer of Roche Diagnostics Corporation, formerly Boehringer Mannheim Corporation, a manufacturer and distributor of medical diagnostic equipment. Mr. Ware served as President of the Biochemicals Division of Boehringer Mannheim from 1994 to 1997. Mr. Ware joined Boehringer Mannheim in 1972.

        James R. Leininger, M.D. is the founder of KCI and served as Chairman of the Board of Directors from 1976 until 1997. From January 1990 to November 1994, Dr. Leininger served as President and Chief Executive Officer of KCI. From 1975 until October 1986, Dr. Leininger was also a director of the Emergency Department of the Baptist Hospital System in San Antonio, Texas.

        John P. Byrnes became a director in 2003. He has served as Chief Executive Officer of Lincare Holdings Inc., a home health care company since January 1997 and as a director of Lincare since May 1997. Mr. Byrnes was appointed Chairman of the Board of Lincare Holdings Inc. in March 2000. Mr. Byrnes has been President of Lincare since June 1996. Prior to becoming President, Mr. Byrnes served

Lincare in a number of capacities over a ten-year period, including serving as Lincare's Chief Operating Officer throughout 1996.

        Ronald W. Dollens became a director in 2000. Since 1994, Mr. Dollens has served as President, Chief Executive Officer and a director of Guidant Corporation, a corporation that pioneers lifesaving technology for millions of cardiac and vascular patients worldwide. Mr. Dollens also held the position of President and Chief Executive Officer of Guidant's subsidiary, Advanced Cardiovascular Systems, Inc. Previously, he served as President of Eli Lilly and Company's Medical Devices and Diagnostics Division from 1991 until 1994. Mr. Dollens joined Eli Lilly and Company in 1972. Mr. Dollens currently serves on the boards of Beckman Coulter, Inc., the Advanced Medical Technology Association, the Eiteljorg Museum, St. Vincent Hospital Foundation, the Indiana Health Industry Forum, Alliance for Aging Research and Butler University. In 2003, he was elected to serve a two-year term as Chairman of the Healthcare Leadership Council.

        James T. Farrell became a director in November 1997. Mr. Farrell is a Managing Partner of Fremont Partners and also a Partner of Fremont Group. Before joining Fremont Group in 1991, he was an associate at ESL Partners, a private investment partnership. In 1985, he began his career at Copley Real Estate Advisors, a real estate investment advisor firm that has since merged with AEW Capital Management L.P. Mr. Farrell is a former director of Coldwell Banker Corporation. He serves as a director of the nonprofit Pacific Research Institute and as the Chairman of the Board of Directors at Tapco International Corporation and Resun Leasing, Inc.

        Harry R. Jacobson, M.D. became a director in June 2003. Dr. Jacobson is Vice Chancellor for Health Affairs of Vanderbilt University, Nashville, Tennessee, a position he has held since 1997. He has been a director of Renal Care Group since 1995 and was Chairman of the Board of Directors of Renal Care from 1995 to 1997. He also currently serves as Professor of Medicine at Vanderbilt University Medical Center, a position he has held since 1985.

        N. Colin Lind became a director in November 1997. Mr. Lind is the Managing Partner of Blum Capital Partners, L.P. ("BCP"), a public strategic block and private equity investment firm with approximately $2.5 billion in assets under management. Mr. Lind joined BCP in 1986. He currently serves on the board of PRG-Schultz International, Inc. and has previously been a director of three public and nine private companies.

        David J. Simpson became a director in June 2003. Mr. Simpson was appointed Vice President, Chief Financial Officer and Secretary of Stryker Corporation, a worldwide medical products and services company from 1987 to 2002. He is currently Executive Vice President of Stryker Corporation. He had previously been Vice President and Treasurer of Rexnord Inc., a manufacturer of industrial and aerospace products and is currently a director of Regeneration Technologies, Inc.

        C. Thomas Smith became a director in May 2003. Prior to his retirement in April 2003, Mr. Smith served as Chief Executive Officer and President of VHA Inc., a member-owned and member-driven health care cooperative, since 1991. From 1977 to 1991, Mr. Smith was President of Yale-New Haven Hospital and President of Yale-New Haven Health Services Corp. From 1971 to 1976, he was Vice President and Executive Director of Hospitals and Clinics and a member of the board of trustees for Henry Ford Hospital in Detroit. From January 1987 until April 2003, Mr. Smith was a member of the VHA board. He also served on the boards of Novation, LLC and the Healthcare Leadership Council. Mr. Smith is a past Chairman of the American Hospital Association and the Council of Teaching Hospitals and a former member of the boards of the Association of American Medical Colleges, the International Hospital Federation, the Hospital Research and Educational Trust, the National Committee on Quality Healthcare, the Jackson Hole Group and Genentech, Inc. He also currently serves on the board of InPatient Care Management, Neoforma and the Renal Care Group.

        Donald E. Steen became a director in 1998. Mr. Steen founded United Surgical Partners International, Inc. in February 1998 and has served as its Chief Executive Officer and Chairman since that time. Mr. Steen served as President of the International Group of HCA—The Healthcare Company, formerly known as Columbia/HCA Healthcare Corporation, from 1995 until 1997 and as President of the Western Group of HCA from 1994 until 1995. Mr. Steen founded Medical Care International, Inc., a pioneer in the surgery center business, in 1982. Mr. Steen is also a member of the board of directors of Horizon Health Care, Inc.

        Dennis E. Noll joined KCI in February 1992 as our Senior Corporate Counsel and was appointed Vice President, General Counsel and Secretary in January 1993. Mr. Noll was promoted to Senior Vice President in September 1995. Prior to joining KCI in February 1992, Mr. Noll was a shareholder of the law firm of Cox & Smith Incorporated.

        Christopher M. Fashek joined KCI in February 1995 as President, KCI USA. Prior to joining KCI, he served as General Manager, New Zealand at Sterling Winthrop, a division of Eastman Kodak, from February 1993 to February 1995, and served as Vice President of Sales at Sterling Winthrop USA, a division of Eastman Kodak, from 1989 until February 1993. Mr. Fashek currently serves as an advisory board member of Network Consulting Information.

        Jorg W. Menten joined KCI in July 2001 as President, KCI International. From August 1999 to June 2001, Mr. Menten was Chief Financial Officer of 4Sigma GmbH, a health care services venture in Hamburg, Germany. From April 1998 to July 1999, Mr. Menten was Executive Vice President, Finance and Controlling of F. Hoffman—LaRoche AG, a pharmaceutical company in Basel, Switzerland. Prior to April 1998, Mr. Menten was Chief Financial Officer of Boehringer Mannheim Group in Amsterdam, The Netherlands.

        Martin J. Landon has served as Vice President and Chief Financial Officer since December 2002. Mr. Landon joined KCI in May 1994 as Senior Director of Corporate Development and was promoted to Vice President, Accounting and Corporate Controller in October 1994. From 1987 to May 1994, Mr. Landon worked for Intelogic Trace, Inc., an independent computer maintenance company, where his last position was Vice President and Chief Financial Officer.

        G. Frederick Rush joined KCI as Vice President, Corporate Development in June 2000. Prior to joining KCI, Mr. Rush was Senior Vice President, Strategy and Business Development for Roche Diagnostics Corporation, formerly Boehringer Mannheim Corporation from April 1998 to April 2000. During a portion of this time, he also served as Vice President, Laboratory Diagnostics from May 1999 to February 2000. From August 1995 to April 1998, Mr. Rush was Senior Vice President, Global Marketing and Sales for Boehringer Mannheim Biochemicals. Prior to that he was Vice President Strategy and Business Development for Boehringer Mannheim Diagnostics.

        Michael J. Burke joined KCI in September 1995 as Vice President, Manufacturing and Quality. Prior to joining KCI, Mr. Burke worked for Sterling Winthrop, Inc., a division of Eastman Kodak Company, for 25 years, where he served as Vice President, Manufacturing and as General Manager, Sterling Health HK/China since 1992.

        Daniel C. Wadsworth, Jr. joined KCI in March 2002 as Vice President, Global Research and Development. Prior to joining KCI, Mr. Wadsworth worked for C.R. Bard, Inc., a worldwide health care products company focused on vascular, urology, and oncology disease states, for 18 years, where he most recently served as Staff Vice President, New Technology and Research Alliances.

        Steven J. Hartpence joined KCI in October 2001 as Vice President, Reimbursement Systems and was promoted to Vice President, Business Systems in December 2002. Prior to joining KCI, Mr. Hartpence worked for Sigma-Aldrich Corporation, a biochemical and organic chemical products company, for nine years, where he most recently served as Vice President, Engineering.

Composition of our Board of Directors

        Our board of directors consists of 11 members—Robert Jaunich II, Dennert O. Ware, James R. Leininger, M.D., John P. Byrnes, Ronald W. Dollens, James T. Farrell, Harry R. Jacobson, M.D., N. Colin Lind, David J. Simpson, C. Thomas Smith and Donald E. Steen. Our board of directors has determined that Messrs. Jaunich, Byrnes, Dollens, Farrell, Jacobson, Lind, Simpson, Smith and Steen are "independent" as defined by applicable NYSE rules.

        Our articles of incorporation provide for a classified board of directors consisting of three classes of directors, as nearly equal in number as possible. Directors from each class serve staggered three-year terms. Class A directors' terms will expire at our annual meeting of shareholders to be held in 2005; Class B directors' terms will expire at our annual meeting of shareholders to be held in 2006; and Class C directors' terms will expire at our annual meeting of shareholders to be held in 2007. The Class A directors are Messrs. Jaunich, Leininger and Ware; the Class B directors are Messrs. Lind, Farrell, Smith and Steen; and the Class C directors are Messrs. Jacobson, Byrnes, Dollens and Simpson.

Director Compensation

        During 2003, our board of directors adopted a director compensation policy pursuant to which each director receives the following annual compensation:

  •
  a $20,000 annual cash retainer;

  •
  a grant of a number of unrestricted shares of common stock with a fair market value equal to $10,000 on the date of grant;

  •
  a stock option grant for a number of shares equal to $50,000 divided by the fair market value of common stock on the date of grant; and

  •
  a restricted stock grant for a number of shares equal to $50,000 divided by the fair market value of common stock on the date of grant.

Directors also receive an additional payment of $1,000 per meeting attended. The chairman of the board receives an additional cash retainer of $15,000, the chairman of the audit and compliance committee receives an additional cash retainer of $10,000, and the chairmen of all other committees receive an additional annual cash retainer of $5,000. During 2003, the following aggregate payments and grants were made to directors:

  •
  aggregate fees of $251,000 were paid;

  •
  8,352 shares of unrestricted stock were granted;

  •
  options for the purchase of 41,764 shares were granted; and

  •
  41,764 shares of restricted stock were granted.

Committees of our Board of Directors

        Our board of directors has established an audit and compliance committee, a compensation committee and a director affairs committee, each of which has the composition described below.

  Audit and Compliance Committee

        Our audit and compliance committee consists of David J. Simpson, Donald E. Steen and John P. Byrnes. Mr. Simpson is the chairperson of our audit and compliance committee. All members of our audit and compliance committee meet the applicable tests for independence and the requirements for financial literacy under applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that Mr. Simpson is an "audit committee financial expert" as defined by applicable rules and regulations of the SEC and has the requisite "accounting or related financial expertise" required by applicable rules and regulations of the NYSE.

        Our board of directors has approved an audit and compliance committee charter meeting applicable standards of the SEC and the NYSE. Our audit and compliance committee charter is available on our website at http://www.kci1.com/investor/corpgovernance. Information on our website is not a part of this prospectus.

  Compensation Committee

        Our compensation committee consists of Ronald W. Dollens, Harry R. Jacobson, M.D., James T. Farrell and N. Colin Lind. Mr. Dollens is the chairperson of our compensation committee. All members of our compensation committee meet the applicable test for independence under applicable rules and regulations of the SEC, the NYSE and the Internal Revenue Service.

        Our board of directors has approved a compensation committee charter meeting applicable standards of the SEC and the NYSE. Our compensation committee charter is available on our website at http://www.kci1.com/investor/corpgovernance. Information on our website is not a part of this prospectus.

  Director Affairs Committee

        Our director affairs committee consists of Robert Jaunich II, C. Thomas Smith and David J. Simpson. Mr. Jaunich is the chairperson of our director affairs committee. All members of our director affairs committee meet the applicable test for independence under applicable rules and regulations of the SEC and the NYSE.

        Our board of directors has approved a director affairs committee charter meeting applicable standards of the SEC and the NYSE. Our director affairs committee charter is available on our website at http://www.kci1.com/investor/corpgovernance. Information on our website is not a part of this prospectus.

  Other Committees

        Our board of directors may establish other committees as it deems necessary or appropriate from time to time, including, but not limited to, an executive committee and a finance committee.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Codes of Conduct and Ethics

        Our board of directors has adopted (1) a Code of Conduct applicable to our officers and employees, (2) a Code of Ethics applicable to our chief executive officer, chief financial officer and other senior financial officers and (3) a Code of Ethics applicable to our directors, in accordance with applicable rules and regulations of the SEC and the NYSE. Our codes of ethics are available on our website at http://www.kci1.com/investor/corpgovernance. Information on our website is not a part of this prospectus.

Corporate Governance Guidelines

        Our board of directors has adopted a set of corporate governance guidelines that meets the standards established by the NYSE within the time period prescribed by the NYSE. Our corporate governance guidelines are available on our website at http://www.kci1.com/investor/corpgovernance. Information on our website is not a part of this prospectus.

Executive Compensation

        The following table sets forth the compensation paid or accrued by Kinetic Concepts, Inc. to the Chief Executive Officer and each of the four most highly compensated executive officers (collectively, the "named executive officers") for their services for the years ended December 31, 2003, 2002 and 2001.

	Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options	All Other Compensation(1)
Dennert O. Ware Chief Executive Officer & President	2003 2002 2001	$525,359 495,000 467,000	$393,000 314,991 400,950	— — —	— — —	$7,336 6,039 3,917
G. Frederick Rush Vice President, Corporate Development	2003 2002 2001	$266,595 251,505 235,500	$150,453 127,332 177,100	— — —	— — 100,000	$4,447 3,231 2,145
Christopher M. Fashek President, KCI USA	2003 2002 2001	$260,767 247,200 246,600	$148,696 139,239 144,067	— — —	— — —	$7,552 7,868 7,043
Dennis E. Noll Senior Vice President, General Counsel & Secretary	2003 2002 2001	$247,200 233,200 220,000	$152,306 323,716 170,200	— — —	— — —	$6,644 5,378 4,403
Jorg W. Menten(2) President, KCI International	2003 2002 2001	$243,698 193,949 91,870	$128,212 73,095 75,256	— — —	— — 264,285	$3,264 2,728 1,292

(1)
The "All Other Compensation" column includes a contribution of $3,000 in 2003, $2,000 in 2002 and $1,000 in 2001 to our 401(k) plan for Messrs. Ware, Rush, Fashek and Noll, and above-market earnings of $3,210, $4,640 and $4,818 for Mr. Fashek and $2,784, $2,651 and $2,739 for Mr. Noll in 2003, 2002 and 2001 credited to compensation deferred at the election of those individuals in each respective year. Also included is a premium for term life insurance for Mr. Ware of $4,336, $4,039 and $2,917, for Mr. Rush of $1,447, $1,231, and $1,145, for Mr. Fashek of $1,342, $1,228, and $1,225 and for Mr. Noll of $860, $727 and $664 in 2003, 2002, and 2001, respectively. The amounts shown for Mr. Menten are contributions to a private health insurance plan in Europe.

(2)
Amounts for Mr. Menten have been converted from Euros at an average annual exchange rate for each year.

Management Plans

        In April 2000, we established the CEO Special Bonus Plan. This plan established a bonus pool for our chief executive officer of up to $13.0 million. Upon the closing of our initial public offering on February 27, 2004, the full $13.0 million was paid to our chief executive officer, Dennert O. Ware.

        In April 2000, we established the 2000 Special Bonus Plan. This plan established a bonus pool of up to $6.0 million. In connection with our initial public offering, we paid $5.7 million in bonuses under this plan. Of the $5.7 million, Mr. Rush received approximately $416,300, Mr. Fashek received approximately $268,500, Mr. Noll received approximately $345,600, Mr. Menten has received approximately $150,000 and 74 other employees have received an aggregate of approximately $4.5 million.

Employment and Severance Agreements

        Upon hiring each of the named executive officers, KCI and the named executive officer each signed an offer letter outlining the terms of employment for such officer. In addition, Mr. Menten entered into an employment contact with KCI Europe Holdings B.V. Each of these agreements sets forth standard terms summarizing salary, bonus and benefits. None of these agreements establishes a term of employment for any named executive officer. For information on the most recent salary and bonus information for the named executive officers, see "Executive Compensation." Under Mr. Ware's offer letter, he is entitled to severance equal to one year's salary in the event he leaves the employment of KCI for a reason other than an act of malfeasance or moral turpitude. Under Mr. Menten's contract of employment, he is entitled to severance equal to six months' salary in the event of his termination of employment by KCI Europe Holdings B.V. for a reason other than an act of malfeasance or moral turpitude. None of the other named executive officers has any severance arrangement.

Option Grants in Last Fiscal Year

        No options were granted to any of the named executive officers during 2003. In 2003, options to purchase an aggregate of 640,000 shares of our common stock were issued to other employees.

Aggregate Option Exercises and Fiscal Year-End Option Value

        The following table sets forth certain information concerning the number and value of the options held by the named executive officers as of December 31, 2003. As part of the recapitalization that we consummated in the third quarter of 2003, approximately 42.2% of the options vested as of July 23, 2003 held by each of the named executive officers were settled for cash pursuant to the share repurchase at a price equivalent to $17.00 per share of common stock.

Name	Number of Securities Underlying Options Exercised(1)	Value Realized	Number of Securities Underlying Unexercised Options at FY-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at FY-End Exercisable/ Unexercisable(2)
Dennert O. Ware	1,477,000	$18,000,938	2,023,000 2,000,000	$24,655,313 24,375,000
G. Frederick Rush	94,106	1,146,917	128,894 273,429	1,083,396 3,332,416
Christopher M. Fashek	437,529	5,332,385	599,271 92,571	8,407,990 1,128,209
Dennis E. Noll	236,068	2,877,079	307,932 61,714	4,084,171 752,139
Jorg W. Menten	25,320	308,588	34,680 204,285	422,663 2,489,723

(1)
Includes for each of the named officers the number of vested options settled for cash pursuant to the share repurchase in connection with the recapitalization, except for Mr. Noll who acquired an additional 5,270 shares upon the exercise of vested options.

(2)
Our common stock was not publicly traded during 2003. In July 2003, in connection with the recapitalization, the Board of Directors determined that the fair market value of our common stock, for purposes of the Kinetic Concepts, Inc. Management Equity Plan, was $17.00. Accordingly, for purposes of this calculation, the fair market value of the common stock as of December 31, 2003 was assumed to be $17.00 per share.

2003 Non-Employee Directors Stock Plan

        The following is a summary of the material provisions of the Kinetic Concepts, Inc. 2003 Non-Employee Directors Stock Plan. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of the 2003 Non-Employee Directors Stock Plan.

        Our 2003 Non-Employee Directors Stock Plan became effective on May 28, 2003. The directors plan provides for the automatic grant to our non-employee directors of options to purchase shares of our common stock, restricted stock that is subject to vesting requirements and unrestricted stock that is not subject to vesting requirements.

  Maximum Number of Shares

        The maximum aggregate number of shares of common stock that may be issued in connection with grants under the directors plan is 400,000 shares, subject to adjustment as provided for in the directors plan. If an option or restricted stock granted under this plan is forfeited, expires or terminates, the forfeited shares that are not purchased again become available for issuance under the directors plan.

  Administration

        The directors plan is administered by a committee of the board of directors. The committee has the authority to:

  •
  interpret all provisions of the directors plan;

  •
  prescribe the form of any award agreement and notice and manner for executing such agreement and giving such notice;

  •
  amend all award agreements under the directors plan;

  •
  adopt, amend and rescind rules for the administration of the directors plan;

  •
  make all determinations it deems advisable for the administration of the directors plan;

  •
  amend the terms of outstanding options and impose terms and conditions on the shares of stock issued under the directors plan;

  •
  impose restrictions, conditions or limitations as to the timing and manner of any resales, subject to consent of any participant whose rights would be adversely materially affected; and

  •
  waive conditions and/or accelerate the exercisability or vesting of an option or stock award under the directors plan.

  Automatic Option Grants and Restricted Stock Awards

        Each non-employee director who was not receiving a management fee from us or who was not appointed by a shareholder who was receiving a management fee, and who was serving on May 28, 2003, was automatically granted on such date an option to purchase a number of shares of common stock equal to $50,000 divided by the fair market value of the common stock as of the date of grant, and a restricted stock award equal to $50,000 divided by the fair market value of the common stock as of the date of grant. In August 2003, concurrently with the completion of our recapitalization, we terminated payment of the management fees described above and granted to each of directors James T. Farrell, James R. Leininger, M.D., N. Colin Lind and Robert Jaunich II an option to purchase a number of shares of common stock equal to $50,000 divided by the fair market value of the common stock as of the date of grant and a restricted stock award equal to $50,000 divided by the fair market value of the common stock as of the date of grant, provided that the options and restricted stock awards for Mr. Farrell and Mr. Jaunich were granted instead to Fremont Partners, L.P., of which Mr. Farrell and Mr. Jaunich are principals, and the option and restricted stock award for Mr. Lind were granted instead to Blum Capital Partners, L.P., of which Mr. Lind is a principal. Each person who is elected to be a non-employee director after May 28, 2003 will automatically be granted an option to purchase a number of shares of common stock equal to $50,000 divided by the fair market value of the common stock as of the date of grant, and a restricted stock award equal to $50,000 divided by the fair market value of the common stock as of the date of grant, which is the first date after May 28, 2003 that the person is elected to serve as a member of our board of directors. Each year thereafter, each non-employee director serving on the board of directors will automatically be granted an additional option to purchase a number of shares of common stock equal to $50,000 divided by the fair market value of the stock and a restricted stock award equal to $50,000 divided by the fair market value of the common stock on the anniversary of the initial grant date. In each case, however, any options and restricted stock awards which would otherwise be granted to Mr. Farrell or Mr. Jaunich will be granted instead to Fremont Partners, L.P. and any options and restricted stock awards which would otherwise be granted to Mr. Lind will be granted instead to Blum Capital Partners, L.P.

  Option Terms

        Each option will vest over three years with one-twelfth of the number of shares of common stock subject to the option vesting every three months, provided that the non-employee director is serving as a board member. The right to exercise an option will terminate seven years after the grant date unless terminated sooner. Generally, options will remain exercisable for three months after the optionholder's service terminates. However, if such termination is due to the optionholder's death or disability, the option will fully vest and may be exercised within 12 months after such death or disability. If an optionholder fails to be reelected to the board of directors, the option, to the extent vested as of the optionholder's last day of service as a member of the board of directors, may be exercised within 12 months of such event. If an optionholder is terminated as a member of our board of directors on account of fraud, dishonesty or other acts detrimental to our interests, the option (whether vested or unvested) will terminate as of the date of such termination of service.

  Method of Option Exercise

        Options may be exercised in whole or in compliance with such requirements as determined by the committee, but in no event sooner than six months following the date of grant. Except as otherwise provided in an award agreement, the following methods of payment may be used to pay the exercise price of the options:

  •
  cash;

  •
  when the common stock is publicly traded on a recognized exchange or automated trading system:

  —
  delivery of common stock that was acquired at least six months prior to the exercise of the option; or

  —
  delivery of irrevocable instructions to a KCI-designated broker to deliver promptly to KCI sufficient funds to pay the exercise price plus all applicable income and employment taxes required to be withheld by KCI by reason of such exercise;

  •
  in other consideration acceptable to the committee; or

  •
  a combination of such methods of payments.

  Restricted Stock Terms

        The restricted stock award is granted to a non-employee director only pursuant to an agreement which sets forth the terms and conditions of the restricted stock award. The agreement may contain additional provisions and restrictions that are not inconsistent with the directors plan. During the restriction period a non-employee director may not sell, assign, transfer, pledge or otherwise dispose of the shares of common stock subject to the restricted stock award except as provided for in the directors plan. The restriction period for the restricted stock is three years. However, if during the restriction period, the non-employee director is terminated as a member of our board of directors by death or disability, or in the event the non-employee director fails to be re-elected to serve as a member of our board of directors, then for each full year such director served as a member of our board of directors, one-third of the shares of common stock subject to the restricted stock award will be deemed fully vested and the restriction with respect to these shares of common stock will lapse on the date of termination.

  Unrestricted Stock Awards and Terms

        Each non-employee director who is not receiving a management fee from us or who was not appointed by any of our shareholders who receive a management fee from us and serving on May 28, 2003 was automatically granted on such date an unrestricted stock award with respect to a number of shares of common stock equal to $10,000 divided by the fair market value of the common stock as of the date of grant. Each such person who is elected to be a non-employee director after May 28, 2003 will automatically be granted an unrestricted common stock award with respect to a number of shares of common stock equal to $10,000 divided by the fair market value of the common stock as of the date of grant. Each non-employee director who is receiving a management fee from us and each non-employee director who is a principal of, or a non-employee director appointed by, a shareholder of ours which is receiving a management fee from us, will automatically be granted an unrestricted stock award with respect to a number of shares of common stock equal to $10,000 divided by the fair market value of the common stock as of the date of grant, which is the earlier of the date on which any underwriting agreement is executed and priced in connection with the initial public offering of common stock or the date on which the agreement setting forth such management fee is terminated. Each year thereafter on the anniversary of the initial grant date, each non-employee director will automatically be granted an additional unrestricted stock award with respect to a number of shares of common stock equal to $10,000 divided by the fair market value of the common stock on such date. Ownership of shares under an unrestricted stock award vests immediately upon the grant date.

  Other Provisions

        Transactions such as stock dividends, stock splits, reverse stock splits, subdivisions, consolidations or other similar events may change the number of shares subject to the directors plan and to outstanding options. In that event, the committee may appropriately adjust the directors plan as to the maximum number of shares of common stock with respect to which options or stock awards may be granted and the exercise price of options. The committee may not modify the directors plan or the terms of any options or stock awards then outstanding or to be granted under the directors plan to provide for the issuance under the directors plan of a different class or stock or kind of securities.

        If KCI experiences a "change in control", then generally all options that are outstanding become fully vested and exercisable immediately prior to the change-in-control event and the restriction period on an outstanding restricted stock award automatically expires and all restrictions imposed under such restricted stock award immediately lapse. For purposes of the directors plan, a change-in-control will occur upon any of the following events:

  •
  any person other than an individual who is a shareholder on the date of the adoption of the directors plan becomes the "beneficial owner" of our securities representing more than 50% of the total voting power represented by our then outstanding voting securities;

  •
  shareholder approval of a merger or consolidation in which we are not the surviving corporation; or

  •
  shareholder approval of a liquidation or a sale or disposition of all of substantially all of our assets.

In the event of any one of the above events, the committee may, in its own discretion, provide that:

  •
  any outstanding option be assumed by the surviving corporation or any successor corporation;

  •
  any outstanding option be converted into a right to receive cash in an amount equal to the aggregate value of the consideration that would have been paid or issued in exchange for shares of common stock had the option been exercised immediately prior to the change-in-control less the aggregate exercise price of the option;

  •
  any outstanding option cannot be exercised; or

  •
  any outstanding option may be dealt with in any other manner determined in the discretion of the committee.

        The Board of Directors may amend or terminate the directors plan at any time, however, no amendment having a material adverse effect on an optionholder's right will be valid without such optionholder's consent. In addition, shareholder approval is required for any amendment that increases the aggregate number of shares of common stock available for issuance under the directors plan.

2004 Equity Plan

        The following is a summary of the material provisions of the Kinetic Concepts, Inc. 2004 Equity Plan. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of the 2004 Equity Plan. Our 2004 Equity Plan has been approved by our board of directors and our shareholders, and became effective on February 17, 2004. The purpose of the plan is to promote our long-term growth and profitability and enhance shareholder value by providing key people with incentives to faithfully and diligently perform their responsibilities and by enabling us to attract, retain and reward the best available persons for positions of substantial responsibility.

        General.    The 2004 Equity Plan reserves for issuance a maximum of 7,000,000 shares of common stock, subject to equitable adjustment upon the occurrence of any stock dividend, stock split, merger, consolidation, combination, share repurchase or exchange, or other similar corporate action or event. Of these 7,000,000 shares, 20% may be issued in the form of restricted stock, restricted stock units or a combination of the two. These awards are described below. If an award granted under the plan expires or is terminated for any reason, payment for a stock option is made with previously held shares, or shares are withheld from payment of an award to satisfy applicable taxes, then shares of common stock underlying the award will again be available for purposes of the plan.

        Types of Awards.    The following awards may be granted under the plan:

  •
  stock options, including incentive stock options and nonqualified stock options;

  •
  stock appreciation rights;

  •
  restricted stock; and/or

  •
  restricted stock units.

        Administration.    The plan may be administered by our board of directors, or, alternatively, our compensation committee or another committee appointed by the board of directors may administer the plan on behalf of the board of directors, subject to such terms and conditions as the board of directors may prescribe. For purposes of this summary, the body administering the plan will be referred to as the "committee." To the extent determined by our board, the committee will be constituted to satisfy the provisions of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 162(m) of the Code and any applicable stock exchange rules, and the plan will be interpreted in a manner consistent with the requirements of those rules and regulations.

        The committee has full authority, subject to the provisions of the plan, among other things, to determine the persons to whom awards will be granted, the type of award to be granted, the number of shares to be made subject to awards, the exercise or purchase price and other terms and conditions of the awards, and to interpret the plan and prescribe, amend and rescind rules and regulations relating to the plan. No member of the board or the committee, nor any officer or employee acting on their behalf, will be personally liable for any actions taken in good faith with respect to the plan, and all such individuals will be fully indemnified by us for such actions to the extent permitted by law.

        Eligibility.    Awards may be granted under the plan to employees, officers, directors, including directors who are not employees, consultants and advisors of KCI or any of our subsidiaries or affiliates, as selected by the committee.

        Terms and Conditions of Options.    Stock options may be either "incentive stock options," as that term is defined in Section 422 of the Code, or nonqualified stock options. The exercise price of a stock option granted under the plan will be determined by the committee at the time the option is granted, but generally may not be less than 100% of the fair market value of a share of common stock as of the date of grant. Stock options become vested and exercisable at the times and upon the conditions that the committee may determine (including upon the achievement of performance goals). Generally, the term of the option will be determined by the committee, but may not exceed ten years from the date of grant. Unless otherwise provided in an award agreement, options will vest and become exercisable at the rate of 25% of the shares subject to the option, on each of the first four anniversaries of the date of grant. Options are generally nontransferable except under certain circumstances described in the plan.

        The option exercise price must be paid in full at the time of exercise, and is payable by any one of the following methods or a combination thereof, to the extent permitted by the committee:

  •
  in cash or cash equivalents acceptable to the committee;

  •
  the surrender of previously acquired shares of common stock that have been held by the participant for at least six months prior to the date of surrender; or

  •
  to the extent permitted by applicable law, through a "cashless exercise" procedure through the use of a broker arrangement that is approved by KCI.

        Stock Appreciation Rights.    The plan provides for awards of stock appreciation rights that may be granted alone or in tandem with an option. The exercise price of a stock appreciation right may not be less than 100% of fair market value on the date of grant, and if granted in tandem with an option, will be the same as the exercise price for the related option. The terms and conditions of stock appreciation rights, including vesting, exercisability and transferability are generally the same as those described above for options. Upon exercise of a stock appreciation right, the participant will receive, for each share underlying the right, the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the right. If the stock appreciation right is granted in tandem with an option, upon the exercise of the option, the related right will expire, and likewise upon exercise of the stock appreciation right, the related option will expire. At the sole discretion of the committee (and as provided in the applicable award agreement), payment upon exercise of a stock appreciation right may be in cash, shares of common stock, or a combination of the two.

        Restricted Stock.    The plan provides for awards of common stock that are subject to such restrictions on transferability and other restrictions, if any, as the committee may impose at the date of grant or thereafter. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment, or upon the satisfaction of pre-established performance goals, as the committee may determine. However, restricted stock generally may vest not earlier than three years from the date of grant, but if vesting is conditioned on the attainment of pre-established performance goals, may vest not earlier than one year from the date of grant. Except to the extent restricted under the award agreement relating to the restricted stock, a participant granted restricted stock will have all of the rights of a shareholder, including, without limitation, the right to vote and the right to receive dividends on the restricted stock.

        Restricted Stock Units.    The plan provides for awards of restricted stock units, which upon vesting, entitles the participant granted such an award to receive an amount in cash, shares of common stock, or a combination thereof, equal in value to the number of units subject to such award (or vested portion thereof) multiplied by the fair market value of the common stock as of the vesting date. In addition, a restricted stock unit award agreement may provide that upon vesting, the participant is also entitled to a cash payment representing dividend equivalents for all or some of the units underlying the award. Vesting of all or a portion of a restricted stock units award may occur at such times, under such circumstances or upon the satisfaction of pre-established performance goals, as the committee may determine. However, restricted stock units generally may vest not earlier than three years from the date of grant, but if vesting is conditioned on the attainment of pre-established performance goals, may vest not earlier than one year from the date of grant.

        Change in Control.    Unless otherwise provided in an award agreement, in the event of a change in control (as defined in the plan), all outstanding restricted stock and restricted stock unit awards will vest, and all options and stock appreciation rights will become vested and exercisable unless the awards are either assumed or an equitable substitution is made for them. In addition, if within 24 months following the change in control, the participant's employment is terminated other than for cause, then all outstanding restricted stock and restricted stock unit awards will vest, and all options and stock appreciation rights will become vested and exercisable.

        Termination of Employment.    Unless otherwise provided in an award agreement, the unvested portion of awards granted under the plan will be immediately cancelled upon termination of a participant's employment or service with KCI, its subsidiaries and its affiliates. Generally, in the case of a participant whose employment or service terminates for reasons other than death or disability, all options and stock appreciation rights that are exercisable at the time of termination may be exercised by the participant for no longer than 30 days after the date of termination, and if such termination is by reason of death or disability, the exercisability period will be for no longer than 180 days after the date of termination. If a participant's employment or service terminates for cause, all options and stock appreciation rights held by the participant will immediately terminate. No option or stock appreciation right will be exercisable after the expiration of its term.

        Amendment, Termination of Plan.    The board of directors may amend, alter or terminate the plan, except that no such action may be taken that would impair a participant's rights under the plan without the participant's consent, and an amendment will be subject to shareholder approval if it (1) materially increases the benefits accruing to participants under the plan, (2) materially increases the number of shares of common stock that may be issued under the plan, and (3) materially modifies the requirements for participation under the plan. In addition, unless the board determines otherwise, shareholder approval of an amendment will be required to the extent necessary to satisfy Section 162(m) of the Code, Section 422 of the Code (pertaining to incentive stock options), stock exchange rules or other applicable law. No awards may be granted under the plan on or after the tenth anniversary of the date the plan is approved by shareholders, but awards granted before that date may extend beyond that date.

2004 Employee Stock Purchase Plan

        The following is a summary of the material provisions of the Kinetic Concepts, Inc. 2004 Employee Stock Purchase Plan, or 2004 ESPP. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of the 2004 ESPP. The 2004 ESPP has been approved by our board of directors and our shareholders.

        The 2004 ESPP is intended to provide employees of the Company or any designated parent or subsidiary with a convenient opportunity to purchase shares of our common stock through payroll deductions, to enhance our employees' sense of participation in our success, to provide an incentive for continued employment and to promote long-term, broad based employee ownership of our common stock.

        General.    The 2004 ESPP is intended to comply with the requirements of Section 423 of the Code, and to assure the participants of the tax advantages provided thereby. The 2004 ESPP will be administered either by our board of directors, or, to the extent that the board of directors does not administer the plan, by our compensation committee or by another committee appointed by the board of directors comprised solely of individuals meeting the qualifications referred to in Rule 16b-3 of the Exchange Act. For purposes of this summary, the body administering the plan will be referred to as the "administrator." Subject to the provisions of the 2004 ESPP and Section 423 of the Code, the administrator may make such rules and regulations for the administration of the plan as it deems appropriate, interpret the provisions and supervise the administration of the plan, and take all actions as it deems necessary or advisable.

        Shares Available.    The maximum number of shares of common stock reserved for issuance under the 2004 ESPP is 2,500,000 shares, subject to adjustment in the event of a change in our capitalization by reasons including a reclassification, recapitalization, merger, stock split, stock dividend, changes in corporate structure or other corporate action.

        Eligibility.    Subject to certain procedural requirements and certain limitations (discussed below), all employees of the Company or any designated parent or subsidiary thereof will be eligible to participate in the 2004 ESPP, except employees who have been employed less than three months or whose customary employment is for less than 20 hours per week or five months in a calendar year.

        Certain Limitations.    As required by tax law, no employee may receive an option under the 2004 ESPP to purchase shares of the Company common stock at a rate which, when aggregated with his or her rights to purchase common stock under all other employee stock purchase plans, would exceed a fair market value of $25,000 for any calendar year, determined at the time the option is granted. Additionally, the administrator may set a maximum number of shares of common stock that may be purchased by any employee at any single exercise date. In addition, an employee may not be granted an option under the 2004 ESPP if immediately after the grant, the employee would own stock or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of the Company stock pursuant to Section 424(d) of the Code.

        Stock Purchases.    Under the 2004 ESPP, each eligible employee will be permitted to purchase shares of our common stock through regular payroll deductions in an amount between 1% to 10% of the employee's compensation for each payroll period, not to exceed $25,000 per year.

        The 2004 ESPP provides generally for six-month offering periods that commence on the first day of each of the first and third fiscal quarters of the fiscal year unless the administrator provides for different commencement dates. Each six month offering period will be composed of an identical six-month purchase period. Currently, the administrator has determined that offering periods will commence each May 1, and November 1, with the first offering period commencing on May 1, 2004. Although the administrator may change the commencement date, duration and/or frequency of any future offering and/or purchase periods, in no event may the offering or purchase period be longer than six months.

        During each offering period, participating employees will be able to purchase shares of common stock with payroll deductions at a purchase price equal to 85% of the fair market value of the common stock at either the beginning of each offering period or the end of each respective purchase period, whichever price is lower.

        Neither the payroll deductions credited to an employee's account, nor any rights with regard to an option or shares under the 2004 ESPP are transferable or assignable other than by will or the laws of descent and distribution.

        Withdrawal.    An employee may withdraw from any offering period by giving written notice at least 15 days prior to the next occurring exercise date. An employee who has elected to withdraw may not resume participation in the same purchase period, but may participate in any later purchase period by following the same procedures that were required for initial participation in the 2004 ESPP.

        Termination of Employment.    Termination of an employee's employment for any reason, including retirement, death or failure of a participant to remain an eligible employee, immediately cancels his or her participation in the 2004 ESPP. In such an event, the payroll deductions credited to the employee's account and not yet used to purchase shares will be returned to the employee.

        Change in Control.    In the event of a change in control of the Company (as defined in the 2004 ESPP), unless otherwise provided by the administrator, the offering periods will terminate on a date determined by the administrator and accumulated payroll deductions on such date will be used to purchase the applicable number of shares.

        Periodic Reports.    The Company will provide to the administrator as soon as practicable after the end of each purchase period a report summarizing the number of shares purchased during the purchase period, the per share purchase price for the purchase period, the total number of shares purchased and, to the extent permitted by applicable law and available to the Company, the number of shares retained by participants.

        Amendment, Termination of Plan.    The administrator may amend, suspend or terminate the 2004 ESPP at any time; provided, however, that such an action may not impair the rights of participants with respect to outstanding options without their consent and no amendment will be effective unless approved by shareholders if shareholder approval is required by applicable law, regulation or stock exchange rule.

        The administrator, after reviewing periodic reports regarding plan purchases, shall determine whether to commence the next offering period or not. If the administrator does not make such a determination, the 2004 ESPP will be automatically suspended and will remain suspended until the administrator recommences the offering periods, terminates the plan or the plan expires. An offering period may be automatically suspended as described above only if the administrator has received a report for the preceding offering period within a reasonable amount of time prior to such suspension and the participants have been provided adequate notice.

        Term.    The 2004 ESPP will continue from the date it becomes effective until the earlier to occur of the termination of the plan by the board of directors, the issuance of all shares reserved under the plan or 10 years from the date the plan was originally adopted by our board of directors.

Indemnification of Directors and Officers and Limitation of Liability

        Texas Law, our articles of incorporation and our by-laws contain provisions for indemnification of our directors and officers.

        Article 2.02-1 of the Texas Business Corporation Act, or TBCA, provides generally that a person sued as a director, officer, employee or agent of a corporation, or while serving at the request of the corporation as a director, officer, partner, employee, agent, or similar functionary of another enterprise, may be indemnified by the corporation against judgments, penalties, fines, settlements and reasonable expenses if it is determined that such person has conducted himself in good faith and it is reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation's best interests, and in all other cases, that his conduct was at least not opposed to the corporation's best interests (and, in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful). The TBCA provides that a corporation may advance expenses incurred by an officer or director in defending a suit or other similar proceeding. A Texas corporation is also permitted to indemnify and advance expenses to officers, employees and agents who are not directors to such extent as may be provided by its articles of incorporation, by-laws, action of board of directors, a contract, or required by common law. Indemnification of a person found liable to the corporation or found liable on the basis that personal benefit was improperly received by him is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made if the person is found liable for willful or intentional misconduct in the performance of his duty to the corporation. Indemnification is mandatory, however, in the case of such person being wholly successful, on the merits or otherwise, in the defense of the proceeding.

        Article 2.02-1 of the TBCA also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee agent or similar functionary of another entity or enterprise against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against that liability under Article 2.02-1.

        Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, or TMCLA, provides that a corporation's articles of incorporation may limit or eliminate the director's liability for monetary damages to the corporation or its shareholders for an act or omission in the director's capacity as a director, except that no limitation or elimination of liability is permitted to the extent the director is found liable for a breach of the duty of loyalty, an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, a transaction involving an improper personal benefit to the director, or an act or omission for which liability is expressly provided by an applicable statute.

        Similarly, Article Eight of our articles of incorporation states that, to the extent permitted by the TBCA and/or the TMCLA, as each is currently in effect or as each may be hereinafter modified, a director of ours shall not be personally liable to us or our shareholders for monetary damages for an act or omission in the director's capacity as a director, except for liability for (a) a breach of the director's duty of loyalty to us or our shareholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability for the director is expressly provided for by statute.

        Article Twelve of our articles of incorporation states that we shall indemnify our directors to the fullest extent provided by the TBCA.

        Article VIII, Section 2 of our by-laws provides that, subject to certain conditions, we shall indemnify a director who acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, our best interests, and in the case of any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Indemnification would cover expenses reasonably incurred, including attorneys' fees, judgments, fines and amounts paid in settlement.

        Article VIII, Section 10 of our by-laws provides that we will advance expenses to a present director after we receive a written affirmation by such director of a good faith belief that the standard of conduct necessary for indemnification under the by-laws has been met and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that the director has not met that standard or if it is ultimately determined that indemnification of the director against such expenses is otherwise prohibited by the by-laws. In addition, we may indemnify and advance expenses to a former director or officer, or a present or former employee or agent of ours on any terms the board of directors considers appropriate.

        Article VIII, Section 16 of our by-laws provides that our board of directors may cause us to purchase and maintain insurance on behalf of any present or past director, officer, employee or agent (including any such person who is serving, at our request, in a similar or related capacity for another entity), insuring against any liability asserted against such person incurred in the capacity of such position or arising out of such status, regardless of whether we would have the power to indemnify such person.

        We will indemnify each of Fremont Partners and Blum Capital Partners and its respective directors, members, officers, employees, agents, representatives and affiliates and James R. Leininger, M.D. and his employees, agents, representatives and affiliates for losses, damages, costs or expenses which they may suffer arising out of their performance of services under the Management Services Agreement entered into in November 1997 by and among KCI, Fremont Partners, Dr. Leininger and Blum Capital Partners, as amended on August 11, 2003, provided that they will not be indemnified for losses resulting primarily from their gross negligence or willful misconduct.

        We maintain directors' and officers' liability insurance and intend to continue to maintain this insurance in the future.

        In addition, we have entered into an indemnity agreement with each of our directors and executive officers pursuant to which we agreed to indemnify each director and executive officer who is, or is threatened to be made, a party to any proceeding because the person is or was one of our directors, officers or agents to the fullest extent permitted by Texas law from and against any expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Fremont Partners, L.P. and its related parties are affiliated with Robert Jaunich and James Farrell, directors of our Company; Blum Capital Partners, L.P. and its related parties are affiliated with Colin Lind, also a director of our Company; and Dr. Leininger is a director of our Company. These entities and Dr. Leininger participated as selling shareholders in the initial public offering and will participate in this offering as well. These shareholders participated as selling shareholders in our initial public offering pursuant to the exercise of their piggyback registration rights. In addition, the members of our board of directors and management listed under the caption "Principal and Selling Shareholders" will sell shares on their own behalf directly in this offering. All of the selling shareholders have waived their piggy-back and other registration rights in connection with this offering. None of the selling shareholders have demand registration rights pursuant to which this offering is being effected, and these shareholders are not waiving any of their demand rights with respect to subsequent registrations. The Company will pay all of the selling shareholders' fees and expenses in connection with this offering, excluding underwriters' discounts and commissions, and will be indemnifying the underwriters against certain liabilities under the Securities Act that may arise in connection with this offering.

        Upon completion of this offering, assuming no exercise of the underwriters' overallotment option, Fremont Partners, L.P. and its related parties, Dr. Leininger and Blum Capital Partners L.P. and its related parties will beneficially own approximately 12.5%, 20.1% and 8.3% of the outstanding voting stock of KCI, respectively. Together, these shareholders may be able to influence our affairs and will have a substantial impact on matters requiring shareholder approval.

        Mr. Farrell and Mr. Jaunich each own a minority interest in Fremont Partners, L.P. and certain affiliated funds. Messrs. Ware, Noll and Steen also own small passive investments in funds affiliated with Fremont Partners, L.P. Mr. Lind owns a minority interest in Blum Capital Partners, L.P. and certain affiliated funds.

        Pursuant to a Management Services Agreement entered into in November 1997 by and among KCI, Fremont Partners, L.P., Dr. Leininger and Blum Capital Partners, L.P., we have made semi-annual payments to each of Fremont Partners, L.P., Dr. Leininger and Blum Capital Partners, L.P. of approximately $300,000, $250,000 and $200,000 respectively, as a management fee. On August 11, 2003, we amended the Management Services Agreement to, among other things, terminate the management fee and continue to provide for indemnification and reimbursement of expenses. We made final management fee payments of $300,000 and $450,000 in July and August 2003, respectively, relating to services performed through June 30, 2003. KCI will indemnify each of Fremont Partners, L.P. and Blum Capital Partners, L.P. and their respective directors, members, officers, employees, agents, representatives and affiliates and Dr. Leininger and his employees, agents, representatives and affiliates for losses, damages, costs or expenses which they may suffer arising out of their performance of services under the Management Services Agreement, provided that they will not be indemnified for losses resulting primarily from their gross negligence or willful misconduct.

        We issued to Fremont Partners, L.P., Blum Capital Partners, L.P. and Dr. Leininger, and their respective related parties, an aggregate of $190.0 million of the Series A convertible preferred stock that we offered in connection with the 2003 recapitalization. In addition, we issued to John P. Byrnes, Harry R. Jacobson, M.D., David J. Simpson and C. Thomas Smith, all of whom are non-employee directors of ours, an aggregate $1.8 million of the Series A convertible preferred stock that we offered in connection with such recapitalization. As a result of the initial public offering, Fremont Partners, L.P. Blum Capital Partners L.P. and Dr. Leininger, and their respective related parties, received cumulative preferred dividends paid-in-kind through December 31, 2005 of $49.3 million and, immediately thereafter, all outstanding shares of our preferred stock were automatically converted into shares of our common stock.

        In connection with the Series A preferred stock issuance, Fremont Partners, L.P., Blum Capital Partners, L.P. and Dr. Leininger, and their respective related parties, along with certain other non-employee directors to whom we concurrently issued Series A preferred stock, entered into an Investors' Rights Agreement with us. The Investors' Rights Agreement provides for, among other things, "piggy-back" registration rights, which were exercised in connection with the initial public offering in February 2004 but have been waived with respect to this offering.

        We paid bonuses to the CEO and management pursuant to the CEO Special Bonus Plan and the 2000 Special Bonus Plan in an aggregate amount equal to approximately $18.7 million in connection with our initial public offering. Of the $18.7 million, the named executive officers received approximately $14.2 million, and 74 other employees received an aggregate of approximately $4.5 million. Of the $14.2 million in bonuses paid to the named executive officers, Mr. Ware received $13.0 million, Mr. Rush received approximately $416,300, Mr. Fashek received approximately $268,500, Mr. Noll received approximately $345,600, and Mr. Menten received $150,000.

        A member of our Board of Directors, David J. Simpson, is an officer of Stryker Corporation, with which we conduct business on a limited basis. During fiscal 2001, 2002 and 2003 and the first quarter of 2004, we purchased approximately $1.5 million, $3.6 million, $2.5 million and $896,000 in hospital bed frames from Stryker, respectively. During those same periods, we sold approximately $340,000, $220,000, $246,000 and $26,800 of therapeutic surfaces to Stryker, respectively. The transactions between KCI and Stryker are not material to either party. Moreover, our relationship with Stryker predates Mr. Simpson's election to our Board. We have had a business relationship with Stryker since 1994 and Mr. Simpson joined our Board of Directors in 2003.

        Peter Leininger, M.D., the brother of James R. Leininger, M.D., who is one of our major shareholders, has a consulting agreement with us. Dr. Peter Leininger served us in a variety of senior positions from 1978 to 1997 and consults with us on medical matters. The consulting agreement has a one-year term. Under the consulting agreement, Dr. Peter Leininger receives an annual fee of $10,000 per year and is entitled to retain the stock options which were granted to him during his employment with us. We have paid Dr. Peter Leininger $250,000 to resolve a dispute concerning a stock option granted to him which expired. Dr. Peter Leininger used the $250,000 to pay the exercise price and associated federal income taxes on certain of his stock options which he exercised in January 2004.

        C. Thomas Smith became a member of our board of directors in April 2003, after he had retired as the Chief Executive Officer and President of VHA Inc. VHA Inc. is affiliated with Novation, LLC. Novation is a GPO with which we have had major supply contracts since the 1980s. During fiscal 2001, 2002, 2003 and the first quarter of 2004 respectively, we received approximately $109.9 million, $113.1 million, $128.7 million and $35.9 million in V.A.C. and therapeutic surfaces revenues under our Novation contracts.

PRINCIPAL AND SELLING SHAREHOLDERS

Beneficial Ownership of Capital Stock

        The following table sets forth information regarding beneficial ownership of our capital stock as of May 18, 2004, and as adjusted to reflect the sale of shares of our common stock being offered in this offering, for:

  •
  each person, or group of affiliated persons, known by us to own beneficially 5% or more of our capital stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all directors and executive officers as a group; and

  •
  all selling shareholders.

        The percentage of beneficial ownership is based on 64,884,611 shares of our common stock outstanding prior to this offering and 66,645,037 shares of our common stock outstanding after this offering as a result of the exercise of options to purchase 1,760,426 shares that will be sold in this offering.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of May 18, 2004 are considered to be beneficially owned by such person. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

        Each of the selling shareholders has informed us that it is neither a broker-dealer nor an affiliate of a broker-dealer, except as described below. An affiliate of Fremont Partners, L.P. and certain of its related parties is a registered broker-dealer. Fremont Partners, L.P. and its related parties purchased all shares of our common stock offered by them in this offering in the ordinary course of business and, at the time of their purchase of such shares, did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares. GS Capital Partners 2000, L.P. and its affiliated investment funds are affiliates of Goldman, Sachs & Co., a registered broker-dealer. DLJ Merchant Banking Partners III, L.P. and affiliated investment funds are affiliates of Credit Suisse First Boston LLC, a registered broker-dealer. DLJ Merchant Banking Partners III, L.P. and its affiliates affirmatively disclaim underwriting status in connection with this offering.

	Shares of Common Stock Beneficially Owned Prior to this Offering			Shares of Common Stock Beneficially Owned After This Offering(2)
Name(1)	# of Shares	% of Total	Shares of Common Stock Offered Hereby	# of Shares	% of Total
Fremont Partners, L.P. and related parties(3)(4)	13,508,349	20.8%	5,175,019	8,333,330	12.5%
Blum Capital Partners, L.P. and related parties and Richard C. Blum(5)	8,922,354	13.8%	3,418,659	5,503,695	8.3%
DLJ Merchant Banking and related parties(3)(6)	2,692,941	4.2%	1,032,312	1,660,629	2.5%
The Goldman Sachs Group, Inc. and affiliates(7)	2,547,378	3.9%	976,512	1,570,866	2.4%
Directors and Executive Officers
Robert Jaunich II(8)	13,508,349	20.8%	5,175,019	8,333,330	12.5%
James R. Leininger, M.D.(9)	14,910,664	23.0%	1,514,643	13,396,021	20.1%
Dennert O. Ware(10)	4,023,101	5.8%	402,300	3,620,801	5.2%
John P. Byrnes(11)(12)	80,449	*	—	80,449	*
Ronald W. Dollens(11)(13)	79,534	*	—	79,534	*
James T. Farrell(8)	13,508,349	20.8%	5,175,019	8,333,330	12.5%
Harry R. Jacobson, M.D.(11)(14)	44,058	*	—	44,058	*
N. Colin Lind(5)(15)	8,922,354	13.8%	3,418,659	5,503,695	8.3%
David J. Simpson(11)(16)	35,962	*	—	35,962	*
C. Thomas Smith(11)(17)	13,869	*	—	13,869	*
Donald E. Steen(11)(18)	99,003	*	33,900	65,103	*
Dennis E. Noll(19)	369,276	*	136,986	232,290	*
Christopher M. Fashek(20)	680,043	1.0%	230,000	450,043	*
G. Frederick Rush(21)	303,824	*	—	303,824	*
Michael J. Burke(22)	406,440	*	100,000	306,440	*
Steven J. Hartpence(23)	76,415	*	13,943	62,472	*
Martin J. Landon(24)	187,988	*	43,920	144,068	*
Jorg W. Menten(25)	184,766	*	29,793	154,973	*
Daniel C. Wadsworth, Jr.(26)	85,415	*	—	85,415	*
Directors and Executive Officers as a Group(27)	44,011,510	61.9%	11,099,163	32,912,347	45.8%
Other Selling Shareholders
James A. Adams(28)	179,595	*	35,919	143,676	*
Peter Appelt(29)	37,687	*	7,537	30,150	*
Joseph H. Bell(30)	48,309	*	9,661	38,648	*
Scott S. Brooks(31)	93,696	*	40,000	53,696	*
Frank Dilazzaro(32)	480,348	*	189,034	291,314	*
Denise W. Duval(33)	58,020	*	11,604	46,416	*
Ronald E. Dziedziula(34)	105,928	*	13,000	92,928	*
Raymond R. Hannigan	462,400	*	92,480	369,920	*
Michael G. Helbock(35)	32,125	*	6,425	25,700	*
Mike Holvey(36)	46,029	*	8,928	37,101	*
Tim K. Jarvis(37)	33,281	*	6,656	26,625	*
Jeffrey C. Johnson(38)	32,125	*	6,425	25,700	*
Sharon C. Johnson(39)	68,655	*	13,731	54,924	*
Keith R. Jones(40)	98,520	*	28,652	69,868	*
Garry G. Manitzas(41)	31,481	*	6,296	25,185	*
Charles N. Martin, Jr.	57,800	*	11,560	46,240	*

Robert Meier(42)	57,600	*	11,520	46,080	*
Brian M. Murphy(43)	44,729	*	8,946	35,783	*
Ronald R. Oakes(44)	31,481	*	6,296	25,185	*
Lulu P. Olson(45)	54,478	*	10,895	43,583	*
Michael S. Parmer(46)	61,663	*	11,465	50,198	*
George P. Peace	69,206	*	10,375	58,831	*
Gregory Pomykata(47)	57,132	*	11,426	45,706	*
William H. Quirk(48)	55,402	*	11,080	44,322	*
Laura G. Reno(49)	37,705	*	7,541	30,164	*
Scott A. Robey(50)	31,481	*	6,296	25,185	*
Jacqueline J. Roerink(51)	93,901	*	18,780	75,121	*
Robert Russell(52)	77,022	*	15,404	61,618	*
Creed D. Russon(53)	35,740	*	5,740	30,000	*
Wayne J. Schroeder(54)	97,871	*	27,471	70,400	*
Lynne D. Sly(55)	137,405	*	27,481	109,924	*
Davy J. Tyburski(56)	38,078	*	5,711	32,367	*
John H. Vrzalik(57)	71,165	*	19,956	51,209	*
Sheriada K. Watkins(58)	31,568	*	6,314	25,254	*
Frederic M. Williams(59)	167,405	*	33,481	133,924	*
Current and former employees that in the aggregate hold less than 1% of our outstanding shares of common stock(60)	620,477	*	147,927	472,550	*
Total	52,989,337	71.5%	14,000,000	38,989,337	52.6%

* Less than one percent (1%).

(1)
Unless otherwise indicated, the address of each of the individuals listed in this table is c/o Kinetic Concepts, Inc., 8023 Vantage Drive, San Antonio, Texas 78230.

(2)
Beneficial ownership of common stock after this offering assumes that all shares of common stock being offered in this offering will be sold, not including the overallotment option. Consequently, the number of shares of common stock shown as beneficially owned by each listed shareholder after this offering is equal to the number of shares of common stock beneficially owned by such shareholder prior to this offering, minus the number of shares of common stock, if any, offered by such shareholder in this offering. If the underwriters exercise the overallotment option in full: (i) Fremont Partners, L.P. and its related parties will sell an additional 1,024,998 shares in the aggregate, of which 480,574 shares will be sold by Fremont Acquisition Company II, L.L.C., 116,876 shares will be sold by Fremont Acquisition Company IIA, L.L.C., 156,207 shares will be sold by Fremont-KCI Co-Investment Company, L.L.C., 100,042 shares will be sold by Fremont-KCI Co-Investment Company II, L.L.C., 163,844 shares will be sold by Fremont Partners III, L.P. and 7,455 shares will be sold by Fremont Partners III Side-By-Side, L.P.; (ii) Blum Capital Partners, L.P. and its related parties will sell an additional 677,122 shares in the aggregate, of which 634 shares will be sold by Blum Strategic Partners II GmbH & Co. KG, 30,707 shares will be sold by Blum Strategic Partners II, L.P., 608,062 shares will be sold by RCBA-KCI Capital Partners, L.P. and 37,719 shares will be sold by Stinson Capital Partners II, L.P.; (iii) affiliates of The Goldman Sachs Group, Inc. will sell an additional 193,414 shares in the aggregate, of which 136,333 will be sold by GS Capital Partners 2000, L.P., 51,328 shares will be sold by GS Capital Partners 2000 Offshore, L.P., and

  5,753 shares will be sold by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; and (iv) DLJ Merchant Banking Partners III, L.P. and its related parties will sell an additional 204,466 shares in the aggregate, of which 1,639 shares will be sold by DLJ MB Partners III GmbH & Co. KG, 182,374 shares will be sold by DLJ Merchant Banking Partners III, L.P., 13,501 shares will be sold by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V., 3,465 shares will be sold by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-1, C.V., 2,469 shares will be sold by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V., and 1,018 shares will be sold by Millennium Partners II, L.P.

(3)
The person or entity named has sole voting power and investment power with respect to all shares indicated.

(4)
Shares of common stock currently held by Fremont Partners, L.P. and its related parties include (i) 6,329,435 shares held by Fremont Acquisition Company II, L.L.C., (ii) 1,539,326 shares held by Fremont Acquisition Company IIA, L.L.C., (iii) 2,057,339 shares held by Fremont-KCI Co-Investment Company, L.L.C., (iv) 1,317,617 shares held by Fremont-KCI Co-Investment Company II, L.L.C., (v) 2,157,918 shares held by Fremont Partners III, L.P., (vi) 98,186 shares held by Fremont Partners III Side-By-Side, L.P., (vii) 3,529 shares held by and 735 shares acquirable upon the exercise of options held by Fremont Partners, L.L.C., and (viii) 3,529 shares held by and 735 shares acquirable upon the exercise of options held by Fremont Partners III, L.L.C.

  Shares of common stock being offered by Fremont Partners, L.P. and its related parties in this offering include (i) 2,426,324 shares offered by Fremont Acquisition Company II, L.L.C., (ii) 590,085 shares offered by Fremont Acquisition Company IIA, L.L.C., (iii) 788,660 shares offered by Fremont-KCI Co-Investment Company, L.L.C., (iv) 505,095 shares offered by Fremont-KCI Co-Investment Company II, L.L.C., (v) 827,216 shares offered by Fremont Partners III, L.P. and (vi) 37,639 shares offered by Fremont Partners III Side-By-Side, L.P. The address for Fremont Partners, L.P. and its related parties is 199 Fremont Street, Suite 2300, San Francisco, CA 94105.

(5)
Shares of common stock held by Blum Capital Partners, L.P. and its related parties include (i) 8,008,533 shares held by RCBA-KCI Capital Partners, L.P., (ii) 496,787 shares held by Stinson Capital Partners II, L.P., (iii) 404,425 shares held by Blum Strategic Partners II, L.P., (iv) 8,345 shares held by Blum Strategic Partners II GmbH & Co. KG, and (v) 3,529 shares held by and 735 shares acquirable upon the exercise of options held by Blum Capital Partners, L.P.

  Blum Capital Partners, L.P. serves as the general partner of RCBA-KCI Capital Partners, L.P. and Stinson Capital Partners II, L.P. with voting and investment discretion. The shares owned by RCBA-KCI Capital Partners, L.P. and Stinson Capital Partners II, L.P. may be deemed to be owned indirectly by the following parties: (a) Blum Capital Partners, L.P.; (b) Richard C. Blum & Associates, Inc., the sole general partner of Blum Capital Partners, L.P.; and (c) Richard C. Blum, Chairman of Richard C. Blum & Associates, Inc. Richard C. Blum & Associates, Inc., Blum Capital Partners, L.P. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

  Blum Strategic GP II, L.L.C. serves as the general partner of Blum Strategic Partners II, L.P. and as the managing limited partner of Blum Strategic Partners II GmbH & Co. KG. The shares owned by Blum Strategic Partners II, L.P. and Blum Strategic Partners II GmbH & Co. KG may be deemed to be owned indirectly by the following parties: (a) Blum Strategic GP II, L.L.C., the general partner of Blum Strategic Partners II, L.P. and the managing limited partner of Blum Strategic Partners II GmbH & Co. KG; and (b) Richard C. Blum, a managing member of Blum Strategic GP II, L.L.C.

  Both Blum Strategic GP II, L.L.C. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein. Shares of common stock being offered by Blum Capital Partners, L.P. and its related parties in this offering include (i) 3,069,990 shares offered by RCBA-KCI Capital Partners, L.P., (ii) 190,438 shares offered by Stinson Capital Partners II, L.P., (iii) 155,032 shares offered by Blum Strategic Partners II, L.P. and (iv) 3,199 shares offered by Blum Strategic Partners II GmbH & Co. KG. The address for Blum Capital Partners, L.P. and its related parties is 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

  Richard C. Blum is the chairman of Richard C. Blum & Associates, Inc., which is the general partner of Blum Capital Partners, L.P. He is also a managing member of Blum Strategic GP II, L.L.C., which is the general partner of Blum Strategic Partners II, L.P. and the managing limited partner of Blum Strategic Partners II GmbH & Co. KG. Mr. Blum disclaims beneficial ownership of the shares held by Blum Capital Partners, L.P. and its related parties, except to the extent of his pecuniary interest in such shares.

(6)
Shares of common stock beneficially owned by DLJ Merchant Banking Partners III, L.P. and its related parties include (i) 2,133,321 shares held by DLJ Merchant Banking Partners III, L.P., (ii) 146,874 shares held by DLJ Merchant Banking III, Inc., its Advisory General Partner on behalf of DLJ Offshore Partners III, C.V., (iii) 37,701 shares held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-1, C.V., (iv) 26,856 shares held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V., (v) 17,831 shares held by DLJ MB Partners III GmbH & Co. KG, (vi) 12,155 shares held by Millennium Partners II, L.P. and (vii) 318,203 shares held by MBP III Plan Investors, L.P. The address for DLJ Merchant Banking Partners III, L.P. and its related parties is Eleven Madison Ave., 16th Floor, New York, NY 10010. Does not include shares of common stock which may be deemed to be beneficially owned by DLJ Merchant Banking Partners III, L.P. and its related parties as a result of ordinary course trading activities from time to time of shares of common stock held in its or their affiliates' client accounts with respect to which DLJ Merchant Banking Partners III, L.P., its affiliates or its employees may have voting or investment discretion or both.

  Shares of common stock being offered by DLJ Merchant Banking Partners III, L.P. and its related parties include (i) 8,275 shares offered by DLJ MB Partners III GmbH & Co. KG, (ii) 920,775 shares offered by DLJ Merchant Banking Partners III, L.P., (iii) 68,162 shares offered by DLJ Merchant Banking III, Inc., its Advisory General Partner on behalf of DLJ Offshore Partners III, C.V., (iv) 17,496 shares offered by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-1, C.V., (v) 12,463 shares offered by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V. and (vi) 5,141 shares offered by Millennium Partners II, L.P.

(7)
Shares of common stock indirectly beneficially owned by The Goldman Sachs Group, Inc. ("GSG") and affiliates includes (i) 1,372,965 shares held by GS Capital Partners 2000, L.P., (ii) 498,849 shares held by GS Capital Partners 2000 Offshore, L.P., (iii) 57,352 shares held by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, (iv) 436,257 shares held by GS Capital Partners 2000 Employee Fund, L.P. and (v) 181,955 shares held by Goldman Sachs Direct Investment Fund 2000, L.P. GSG disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests held therein by persons other than GSG and its affiliates. GSG and each of such investment partnerships shares voting and investment power with certain of its respective affiliates. Goldman, Sachs & Co. is an indirect, wholly-owned subsidiary of GSG. The address for Goldman, Sachs & Co. and its related parties is 85 Broad Street, 10th Floor, New York, NY 10004. Does not include shares of common stock which may be deemed to be beneficially owned by GSG as a result of ordinary course trading activities from time to time or shares of common stock held in client accounts with respect to which GSG or its employees have voting or investment discretion or both. GSG disclaims beneficial ownership of the common stock held in client accounts.

  Shares of common stock being offered by affiliates of The Goldman Sachs Group, Inc. include (i) 688,319 shares offered by GS Capital Partners 2000, L.P., (ii) 259,148 shares offered by GS Capital Partners 2000 Offshore, L.P. and (iii) 29,045 shares offered by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG. Shares of common stock allocable to Goldman, Sachs & Co. and "related persons" are subject to a NASD lockup and are not being sold in this offering.

(8)
Messrs. Jaunich and Farrell are managing partners of Fremont Partners, L.P. and certain of its related parties. The shares shown include the shares beneficially owned by Fremont Partners, L.P. and such related parties. Messrs. Jaunich and Farrell disclaim beneficial ownership of the shares held by Fremont Partners, L.P. and such related parties, except to the extent of their respective proportionate pecuniary interest in such shares.

(9)
Shares of common stock beneficially owned prior to and following the offering includes (a) 3,529 shares, (b) 735 shares acquirable upon the exercise of options, (c) 10,100 shares of common stock held by J&E Investments, L.P., in which Dr. Leininger is a 1% general partner, and (d) a total of 600,000 shares of common stock sold by Dr. Leininger to Dr. Leininger's brothers, Peter A. Leininger and Daniel E. Leininger, and the 1987 Brian C. Leininger Trust, 1987 Kelly C. Leininger Trust, 1987 Tracy M. Leininger Trust and 1992 Joshua A. Leininger Trust, as to each of which Peter A. Leininger is the trustee. Dr. Leininger disclaims beneficial ownership of all such shares, except to the extent of any pecuniary interest therein.

(10)
Common stock holdings include 101 shares currently held and 4,023,000 shares acquirable upon the exercise of options.

(11)
The persons named are outside directors and are not affiliated with Fremont Partners, L.P. or Blum Capital Partners, L.P.

(12)
Common stock holdings include 78,782 shares currently held (5,000 of which are restricted shares) and 1,667 shares acquirable upon the exercise of options.

(13)
Common stock holdings include 6,000 shares currently held (5,000 of which are restricted shares) and 73,534 shares acquirable upon the exercise of options.

(14)
Common stock holdings include 42,391 shares currently held (5,000 of which are restricted shares) and 1,667 shares acquirable upon the exercise of options.

(15)
N. Colin Lind is the managing partner of Richard C. Blum & Associates, Inc., which is the general partner of Blum Capital Partners, L.P. He is also a managing member of Blum Strategic GP II, L.L.C., which is the general partner of Blum Strategic Partners II, L.P. and the managing limited partner of Blum Strategic Partners II GmbH & Co. KG. The shares shown include the shares beneficially owned by Blum Capital Partners, L.P. and such related parties. Mr. Lind disclaims beneficial ownership of the shares held by Blum Capital Partners, L.P. and its related parties, except to the extent of his proportionate pecuniary interest in such shares.

(16)
Common stock holdings include 34,295 shares currently held (5,000 of which are restricted shares) and 1,667 shares acquirable upon the exercise of options.

(17)
Common stock holdings include 12,202 shares currently held (5,000 of which are restricted shares) and 1,667 shares acquirable upon the exercise of options.

(18)
Common stock holdings include 39,536 shares currently held (5,000 of which are restricted shares) and 59,467 shares acquirable upon the exercise of options.

(19)
Common stock holdings include 27,630 shares currently held (2,500 of which are restricted shares) and 341,646 shares acquirable upon the exercise of options.

(20)
Common stock holdings include 39,472 shares currently held, of which 200 shares are held by Mr. Fashek's wife, and 640,571 shares acquirable upon the exercise of options.

(21)
Common stock holdings include 131,395 shares currently held (2,500 of which are restricted shares) and 172,429 shares acquirable upon the exercise of options.

(22)
Common stock holdings include 5,001 shares currently held and 401,439 shares acquirable upon the exercise of options.

(23)
Common stock holdings include 6,701 shares currently held (1,700 of which are restricted shares) and 69,714 shares acquirable upon the exercise of options.

(24)
Common stock holdings include 11,211 shares currently held (2,500 of which are restricted shares) and 176,777 shares acquirable upon the exercise of options.

(25)
Common stock holdings include 5,801 shares currently held (5,800 of which are restricted shares) and 178,965 shares acquirable upon the exercise of options.

(26)
Common stock holdings include 7,701 shares currently held (1,700 of which are restricted shares) and 77,714 shares acquirable upon the exercise of options.

(27)
Includes 6,224,864 shares of common stock issuable upon the exercise of options that are exercisable within 60 days after May 18, 2004.

(28)
Shares of common stock beneficially owned before this offering include 71,667 shares currently held and 107,928 shares acquirable upon the exercise of options. The 35,919 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(29)
Shares of common stock beneficially owned before this offering consists of 37,687 shares acquirable upon the exercise of options. The 7,537 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(30)
Shares of common stock beneficially owned before this offering consists of 48,309 shares acquirable upon the exercise of options. The 9,661 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(31)
Shares of common stock beneficially owned before this offering consists of 93,696 shares acquirable upon the exercise of options. The 40,000 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(32)
Shares of common stock beneficially owned before this offering consists of 480,348 shares acquirable upon the exercise of options. The 189,034 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(33)
Shares of common stock beneficially owned before this offering consists of 58,020 shares acquirable upon the exercise of options. The 11,604 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(34)
Shares of common stock beneficially owned before this offering consists of 19,071 shares currently held and 86,857 shares acquirable upon the exercise of options. The 13,000 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(35)
Shares of common stock beneficially owned before this offering consists of 32,125 shares acquirable upon the exercise of options. The 6,425 shares of common stock offered hereby are to be issued upon the exercise of such options in connection with the offering.

(36)
Shares of common stock beneficially owned before this offering include 1,388 shares currently held and 44,641 shares acquirable upon the exercise of options. The 8,928 shares of common stock will be issued upon the exercise of such options in connection with the offering.

(37)
Shares of common stock beneficially owned before this offering consists of 33,281 shares acquirable upon the exercise of options. The 6,656 shares of common stock will be issued upon the exercise of such options in connection with the offering.

(38)
Shares of common stock beneficially owned before this offering consists of 32,125 shares acquirable upon the exercise of options. The 6,425 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(39)
Shares of common stock beneficially owned before this offering consists of 68,655 shares acquirable upon the exercise of options. The 13,731 shares of common stock offered will be issued upon the exercise of such options in connection with the offering.

(40)
Shares of common stock beneficially owned before this offering include 18,264 shares currently held and 80,256 shares acquirable upon the exercise of options. The 28,652 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(41)
Shares of common stock beneficially owned before this offering consists of 31,481 shares acquirable upon the exercise of options. The 6,296 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(42)
Shares of common stock beneficially owned before this offering consists of 57,600 shares acquirable upon the exercise of options. The 11,520 shares of common stock will be issued upon the exercise of such options in connection with the offering.

(43)
Shares of common stock beneficially owned before this offering consists of 44,729 shares acquirable upon the exercise of options. The 8,946 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(44)
Shares of common stock beneficially owned before this offering consists of 31,481 shares acquirable upon the exercise of options. The 6,296 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(45)
Shares of common stock beneficially owned before this offering include one share currently held and 54,477 shares acquirable upon the exercise of options. The 10,895 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(46)
Shares of common stock beneficially owned before this offering include 4,336 shares currently held and 57,327 shares acquirable upon the exercise of options. The 11,465 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(47)
Shares of common stock beneficially owned before this offering consists of 57,132 shares acquirable upon the exercise of options. The 11,426 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(48)
Shares of common stock beneficially owned before this offering include one share currently held and 55,401 shares acquirable upon the exercise of options. The 11,080 shares of common stock will be issued upon the exercise of such options in connection with the offering.

(49)
Shares of common stock beneficially owned before this offering consists of 37,705 shares acquirable upon the exercise of options. The 7,541 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(50)
Shares of common stock beneficially owned before this offering consists of 31,481 shares acquirable upon the exercise of options. The 6,296 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(51)
Shares of common stock beneficially owned before this offering include one share currently held and 93,900 shares acquirable upon the exercise of options. The 18,780 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(52)
Shares of common stock beneficially owned before this offering include 5,087 shares currently held and 71,935 shares acquirable upon the exercise of options. The 15,404 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(53)
Shares of common stock beneficially owned before this offering consists of 35,740 shares acquirable upon the exercise of options. The 5,740 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(54)
Shares of common stock beneficially owned before this offering consists of 97,871 shares acquirable upon the exercise of options. The 27,471 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(55)
Shares of common stock beneficially owned before this offering consists of 137,405 shares acquirable upon the exercise of options. The 27,481 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(56)
Shares of common stock beneficially owned before this offering consists of 38,078 shares acquirable upon the exercise of options. The 5,711 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(57)
Shares of common stock beneficially owned before this offering include 3,209 shares currently held and 67,956 shares acquirable upon the exercise of options. The 19,956 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(58)
Shares of common stock beneficially owned before this offering consists of 31,568 shares acquirable upon the exercise of options. The 6,314 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(59)
Shares of common stock beneficially owned before this offering consists of 167,405 shares acquirable upon the exercise of options. The 33,481 shares of common stock offered hereby will be issued upon the exercise of such options in connection with the offering.

(60)
Includes shares of the following employee shareholders: Steven V. Benson, Charles I. Biltz, Leonardo Borghesio, Nadeem G. Bridi, Robert W. Buckley, Julie A. Burgett, Brian J. Callister, Mark W. Carver, Charles M. Cheek, Frank J. Dittmar, John P. Farugia, Gerald K. Ferris, Diana Ferro, Joseph J. Finneran, Deborah G. Fischer, Curtis J. Fisher, Ray C. Forbes, Martin Friedman, Virginia Hart, Peter Hickey, Deborah B. Houliston-Otto, Robert W. Howell, Royce W. Johnson, Jeffrey J. Jung, Patrick C. Kilbane, Theodore Kohan, Brett A. Kraemer, David K. Kuhn, Scott A. Larson, Les Lindsay, Jon R. Lockhart, Patrick W. McConahy, Martin W. Middough, Connie B. Moore, Susan P. Morris, Robert J. Mulholland, Rogers J. Oliveira, Michael Pedemonte, Birgit Pedersen, Nancy N. Price, James C. Prince, Jim C. Pruski, Joseph G. Reidel, Peter A. Riley, Delton T. Scholwinski, John R. Smith, Jack L. Stahley, Sandi L. Tipps, J. Michael Williams, Margaret A. Wingfield, Carin Zijlstra and Peter J. Zimmerman.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 225,000,000 shares of common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share. As of May 18, 2004, there were 64,884,611 shares of common stock outstanding and no shares of preferred stock outstanding. As of May 18, 2004, we had 114 record holders of our common stock. In addition, as of May 18, 2004, options to purchase 11,544,611 shares of our common stock were outstanding and 8,887,820 shares of our common stock were reserved for issuance under our stock option plans and our employee stock purchase plan.

        The following description of our capital stock and provisions of our articles of incorporation, statement of designations and by-laws are summaries of all of their material terms and provisions and are qualified by reference to our articles of incorporation, statement of designations and by-laws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Our board of directors is authorized to issue one class of common stock. The outstanding shares of our common stock are fully paid and nonassessable. As of May 18, 2004, 64,884,611 shares of our common stock were outstanding. The remaining shares of authorized and unissued common stock will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances, we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

  Voting Rights

        Shareholders are entitled to one vote for each share of our common stock held of record on all matters on which shareholders are entitled or permitted to vote and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of the holders of any preferred shares to elect one or more directors.

  Preemptive, Conversion and Redemption Rights

        Upon completion of this offering, assuming no exercise of the underwriters' overallotment option, the holders of up to 26,622,946 shares of common stock will have contractual preemptive rights that require us to offer to those holders the right to purchase, on a pro rata basis, shares of capital stock that we may issue from time to time. These preemptive rights do not apply to (1) any issuance of capital stock as a dividend or stock split in respect of outstanding capital stock, (2) any issuance of capital stock in an underwritten public offering or (3) the issuance of options or shares pursuant to our stock option plans or employee stock purchase plans that have been approved by our shareholders. These contractual preemptive rights are subject to the approval of our shareholders every five years. Our common stock is not otherwise subject to any preemptive rights. Our common stock is not subject to conversion, redemption or any sinking fund provision.

  Right to Receive Liquidation Distributions

        In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock.

Preferred Stock

        Our board of directors is authorized to issue up to a total of 50,000,000 shares of preferred stock in one or more series, without shareholder approval. Our board of directors has the authority to establish from time to time the number of shares to be included in each series of preferred stock and to fix the designations, preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Registration Rights

        After giving effect to the sale of all shares being offered by the selling shareholders in this offering, holders of an aggregate of 39,429,472 shares of our common stock and shares issuable upon the exercise of vested options are entitled to rights to register these shares under the Securities Act. These rights are provided under (1) an investors' rights agreement, dated August 11, 2003, that we entered into with the holders of our Series A Preferred Stock in connection with the issuance of those shares, (2) an agreement among shareholders, dated November 5, 1997, as amended, among us, Fremont Partners, L.P. and its related parties, Blum Capital Partners, L.P. and its related parties and James R. Leininger, M.D., and (3) our Management Equity Plan, effective October 2, 1997. Each of the 19 shareholders party to the agreement among shareholders may have a demand registration right, and the shareholders party to this and the other agreements also have piggyback registration rights. We are required to pay all expenses, except for underwriting discounts and commissions to the extent that they are being borne by the selling shareholders, incurred in connection with these registration rights. All of these holders have waived their piggyback registration rights in connection with this offering.

Shareholders Agreement

        As noted above, Fremont Partners, L.P. and its related parties, Blum Capital Partners, L.P. and its related parties and Dr. Leininger are parties to an agreement among shareholders. This agreement provides that until six months following our initial public offering, or August 26, 2004, these shareholders may not transfer or sell their shares, subject to specified exceptions. This limitation has been waived with respect to this offering.

        The agreement also provides the parties with "tag-along" and "drag-along" rights. The tag-along rights provide that if any shareholder holding more than 10% of the outstanding shares desires to sell its shares, it must allow the other shareholders to include the pro rata portion of their shares in the proposed sale as well. Upon completion of this offering, Dr. Leininger will own 20.1% of our shares, and the Fremont-related parties will own 12.5% of our shares (11.0% if the underwriters' overallotment option is exercised in full). The tag-along rights do not otherwise terminate by their terms.

        In addition, the agreement provides that if the Fremont and Blum-related shareholders collectively agree to sell all of their shares to a third party, they may compel Dr. Leininger to include all of his shares in the sale until such time as Dr. Leininger ceases to own at least 10% of our outstanding shares. Upon completion of this offering, the Fremont and Blum-related parties will collectively own 20.8% of our shares, and Dr. Leininger will own 20.1% of our shares. As a result, the Fremont and Blum-related parties could cause the sale of an aggregate of 40.9% of our shares to a third party without further action or consent by the shareholders. The agreement does not require that the Fremont and Blum-related parties hold a minimum number of shares to effect the drag-along right, and the provision does not otherwise terminate by its terms.

Description of Provisions of our Articles of Incorporation and By-laws and Texas Law

        A number of provisions in our articles of incorporation and by-laws and under the Texas Business Corporation Act may make it more difficult to acquire control of us. These provisions may have the effect of discouraging a future takeover attempt not approved by our board of directors but which individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

  •
  enhance the likelihood of continuity and stability in the composition of our board of directors;

  •
  discourage some types of transactions that may involve an actual or threatened change in control of us;

  •
  discourage certain tactics that may be used in proxy fights;

  •
  ensure that our board of directors will have sufficient time to act in what the board believes to be in the best interests of us and our shareholders; and

  •
  encourage persons seeking to acquire control of us to consult first with our board to negotiate the terms of any proposed business combination or offer.

  Classified Board of Directors, Vacancies and Removal of Directors

        Our board of directors is divided into three classes of equal number or nearly equal number, with each class elected for staggered three-year terms expiring in successive years. Any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure.

        Our by-laws also provide that directors may be removed only for cause at a meeting of shareholders by 66 2/3% of the shares then entitled to vote. Subject to the rights of any holders of our preferred stock, vacancies in our board of directors may be filled either by our board of directors or by election at any annual or special meeting of our shareholders called for that purpose. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor shall have been duly elected and qualified, except that a directorship to be filled by reason of an increase in the number of directors may be filled by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders and the board of directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. No decrease in the number of directors will shorten the term of any incumbent director. Our by-laws will provide that the number of directors shall be fixed and increased or decreased from time to time by resolution of the board of directors.

        These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our board of directors that would effect a change of control.

        Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Shareholders; Action by Written Consent

        Our by-laws provide for advance notice requirements for presentation of new business and nominations for director. Generally, to be timely, notice must be received at our principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary date of the annual meeting for the preceding year.

        In addition, under Texas law and the provisions of our articles of incorporation and by-laws, action may not be taken by less than unanimous written consent of our shareholders unless the board of directors has recommended that the shareholders approve such action. Absent the unanimous written consent of all shareholders entitled to vote or, if the board of directors so approves, the written consent of the holders of a sufficient number of shares to approve the action at a meeting at which all shareholders entitled to vote are present, any action taken by the shareholders must be effected at a duly called annual or special meeting. Only the president, board of directors or the holders of not less than fifty percent (50%) of all the shares entitled to vote at the proposed special meeting may call a special meeting.

        These provisions make it more procedurally difficult for a shareholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a shareholder will seek to take independent action to replace directors or seek a shareholder vote with respect to other matters that are not supported by management.

  Supermajority Voting Requirement for Amendment of our Articles of Incorporation and By-Laws

        Any amendment of our articles of incorporation generally requires the approval of shareholders holding at least two thirds of our outstanding shares then entitled to vote. Our by-laws may be amended by the board of directors or by the vote of shareholders holding at least two thirds of our outstanding shares then entitled to vote. These provisions make it more difficult for any person to remove or amend our articles of incorporation or by-laws, including to remove any provisions that may have an anti-takeover effect.

  Limitation on Liability of Directors and Indemnification

        Our articles of incorporation limit our directors' liability to the fullest extent permitted under the Texas Business Corporation Act and the Texas Miscellaneous Corporation Laws Act. Specifically, our directors are not liable to us or our shareholders for monetary damages for an act or omission in the director's capacity as director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our shareholders;

  •
  acts or omissions (1) not in good faith and that constitute a breach of duty or (2) which involve intentional misconduct or a knowing violation of law;

  •
  any transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or

  •
  an act or omission for which the liability of the director is expressly provided for by statute.

        These provisions will generally not limit liability under state or federal securities laws. The effect of these provisions is to eliminate our rights and the rights of our shareholders, including through shareholder derivative suits, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. The inclusion of this provision in our articles of incorporation may, however, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might benefit us and our shareholders.

        Our articles of incorporation and by-laws also contain provisions requiring us to indemnify our directors and officers to the fullest extent permitted by the Texas Business Corporation Act. The indemnification permitted under the Texas Business Corporation Act is not exclusive of any other rights to which such persons may be entitled.

        In addition, we maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

        In addition, we have entered into an indemnity agreement with each of our directors and executive officers pursuant to which we agreed to indemnify each director and executive officer who is, or is threatened to be made, a party to any proceeding because the person is or was one of our directors, officers or agents to the fullest extent permitted by Texas law from and against any expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding. These indemnity agreements provide that we will indemnify our directors and executive officers to the fullest extent permissible under applicable law.

        At present there is no pending litigation or proceeding involving any director or officer, as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

  Anti-Takeover Provisions Under Texas Law

        Part Thirteen of the Texas Business Corporation Act generally prohibits a publicly-held Texas corporation from engaging in a "business combination" with an "affiliated shareholder" for a period of three years following the date the person became an affiliated shareholder, unless:

  •
  the board of directors approved the transaction in which such shareholder became an affiliated shareholder prior to the affiliated shareholder's share acquisition date; or

  •
  the business combination is approved by the holders of at least two thirds of the outstanding voting stock not beneficially owned by the affiliated shareholder at a meeting of shareholders called for that purpose (and not by written consent) not less than six months after the affiliated shareholder's share acquisition date.

        A "business combination" includes a merger, asset or stock sale, or other transaction between the corporation and an affiliated shareholder. An "affiliated shareholder" is a person who beneficially owns, or within three years prior to the determination of affiliated shareholder status, owned, 20% or more of a corporation's voting stock, subject to specified exceptions.

        As a Texas corporation, we would be subject to the three-year moratorium provisions of Part Thirteen of the Texas Business Corporation Act, unless we amended our articles of incorporation or by-laws prior to December 31, 1997, electing not to be governed by Part Thirteen. We amended our by-laws prior to December 31, 1997 to make that election. Accordingly, the three-year moratorium provisions of Part Thirteen do not restrict any person who acquires 20% or more of our outstanding voting stock from engaging in business combinations with us within such a three-year period.

        Part Thirteen also permits a corporation's board of directors, when considering the best interests of the corporation, to consider the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that those interests may be best served by the continued independence of the corporation.

Transfer Agent and Registrar

        Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NYSE Listing

        Our common stock is listed on the New York Stock Exchange under the trading symbol "KCI."

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the anticipated material United States federal income and estate tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of the common stock under current United States federal income tax law. This discussion does not address specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, pass-through entities (e.g., partnerships) or persons who hold the common stock through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, regulated investment companies, tax-exempt entities, common trust funds, controlled foreign corporations, dealers in securities or currencies, persons that have a functional currency other than the U.S. dollar and persons in special situations, such as those who hold the common stock as part of a straddle, hedge, conversion transaction, or other integrated investment). Unless otherwise stated, this discussion is limited to the tax consequences to those Non-U.S. Holders who are the original beneficial owners of the common stock and who hold such common stock as capital assets. In addition, this discussion does not describe any tax consequences arising under the tax laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations (the "Treasury Regulations") promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

        Prospective purchasers of the common stock are urged to consult their tax advisors concerning the United Sates federal income tax consequences to them of acquiring, owning and disposing of the common stock, as well as the application of state, local and foreign income and other tax laws.

        As used herein, a "U.S. Holder" of common stock means a holder that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) or partnership created or organized in or under the laws of the United Sates or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person. A "Non-U.S. Holder" is a holder that is not a U.S. Holder. If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common stock should consult their tax advisors.

Dividends

        Dividends paid to a Non-U.S. Holder of common stock will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not, however, subject to the withholding tax, but are instead subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable income tax treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to

(a) complete Internal Revenue Service (IRS) Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim or refund with the IRS.

Gain on Disposition of Common Stock

        A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "United States real property holding corporation" for United States federal income tax purposes.

        An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        The Company believes it is not and does not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

        Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. A Non-U.S. Holder will be subject to backup withholding on dividends paid to such holder unless applicable certification requirements are met.

        Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

        We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the selling shareholders and the underwriters, the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling shareholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,390,384
J.P. Morgan Securities Inc.	4,390,384
Goldman, Sachs & Co.	2,195,193
Citigroup Global Markets Inc.	914,663
Piper Jaffray & Co.	914,663
SG Cowen & Co., LLC	914,663
Scotia Capital (USA) Inc.	93,350
Wachovia Capital Markets, LLC	93,350
Wells Fargo Securities, LLC	93,350

Total	14,000,000

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.99 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option
Public offering price	$47.50	$665,000,000	$764,750,000
Underwriting discount	$1.6625	$23,275,000	$26,766,250
Proceeds to the selling shareholders	$45.8375	$641,725,000	$737,983,750

        The expenses of the offering, not including the underwriting discount, are estimated at $3.2 million and are payable by us.

Overallotment Option

        Some of the selling shareholders have granted options to the underwriters to purchase up to 2,100,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        In connection with this offering, we, Fremont Partners, L.P. and its related parties, Blum Capital Partners, L.P. and its related parties, James R. Leininger, M.D., GS Capital Partners 2000, L.P. and its affiliated investment funds, DLJ Merchant Banking Partners III, L.P. and its affiliated investment funds, and all of our outside directors have agreed, for the period ending 180 days after the date of this prospectus, not to, without the prior written consent of Merrill Lynch, Pierce, Fenner, & Smith Incorporated and J.P. Morgan Securities Inc., on behalf of the underwriters, subject to an extension of up to 18 days upon agreement of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. and us:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

        The restrictions described in the paragraph above do not apply to:

  •
  the sale of shares of our common stock to the underwriters in connection with this offering;

  •
  transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

  •
  transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock by will or intestacy;

  •
  the issuance by us of shares of our common stock upon the exercise of an option or the conversion of a security outstanding on the date of and reflected in this prospectus;

  •
  the issuance by us of shares or options to purchase shares of our common stock pursuant to our stock option plans;

  •
  transfers or distributions of shares of our common stock or securities convertible into shares of our common stock to limited partners or stockholders of the transferor;

  •
  transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock as a bona fide gift or gifts; or

  •
  transfers of shares of our common stock or securities convertible into shares of our common stock to any trust the sole beneficiaries of which are the transferor and/or its immediate family members,

provided that in the case of each of the last three transactions above, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and no transaction includes a disposition for value; and provided further that in the case of each of the last two transactions above, no filing under the Securities Act is required in connection with these transactions other than a filing made after the expiration of the lock-up period described above. Merrill Lynch, Pierce,

Fenner & Smith Incorporated and J.P. Morgan Securities Inc. may release any of the securities subject to these lock-up agreements at any time without notice.

        Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. have released the shares of our common stock offered hereby from the lock-up agreements executed in connection with our initial public offering so that such shares may be sold in this offering. The shares not sold in the initial public offering, this offering or covered by the new 180-day lock-up arrangements discussed above will continue to be subject to the lock-up agreements executed in connection with our initial public offering, which expire on September 8, 2004.

New York Stock Exchange Listing

        The shares are listed on the New York Stock Exchange under the symbol "KCI."

Internet Distribution

        One or more of the underwriters will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. The representatives intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus may be made available on the Internet website maintained by one or more of the underwriters. Other than the prospectus in electronic format, the information on the websites are not part of this prospectus.

Price Stabilization, Short Positions

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        The underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking, commercial banking services, and general financing and banking services to us and our affiliates for which they have in the past received, and may in the future receive, customary fees. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. acted as placement agents in connection with the offering of our 7 3/8% Senior Subordinated Notes due 2013 in August 2003. Affiliates of J.P. Morgan Securities Inc. are lenders under the senior credit facility. Affiliates of one or more of the underwriters are investors or direct shareholders in Fremont Partners, L.P. and its affiliates, one of our principal shareholders. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Goldman, Sachs & Co., Citigroup Global Markets Inc., Piper Jaffray & Co. and SG Cowen & Co., LLC acted as underwriters in connection with our initial public offering in February 2004.

        Under federal securities laws, each of the selling shareholders may be deemed to be an underwriter in connection with this offering.

LEGAL MATTERS

        The validity of the issuance of the common stock offered by this prospectus and certain other legal matters are being passed upon for us by our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California, and Cox & Smith Incorporated, San Antonio, Texas. The underwriters will be represented by Shearman & Sterling LLP, Menlo Park, California.

EXPERTS

        The consolidated financial statements of Kinetic Concepts, Inc. and subsidiaries at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the common stock offered hereby, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

        We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, file periodic reports and other information with the SEC. Such periodic reports and other information will be available for inspection and copying at the SEC's public reference room and through the SEC's Internet site at http:/ /www.sec.gov. You may read and copy any document we file with the SEC at the following SEC public reference room: Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Kinetic Concepts, Inc.

        We have audited the accompanying consolidated balance sheets of Kinetic Concepts, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, cash flows, and shareholders' deficit for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the index at Item 14(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kinetic Concepts, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 6 to the consolidated financial statements, in 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ ERNST & YOUNG LLP Ernst & Young LLP

San Antonio, Texas
January 29, 2004

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

	December 31,
	2003	2002
Assets:
Current assets:
Cash and cash equivalents	$156,064	$54,485
Accounts receivable, net	199,938	152,896
Accounts receivable—other	—	175,000
Inventories, net	32,253	37,934
Deferred income taxes	22,749	—
Prepaid expenses and other current assets	11,811	9,760

Total current assets	422,815	430,075

Net property, plant and equipment	145,208	105,549
Loan and preferred stock issuance costs, less accumulated amortization of $1,014 in 2003 and $11,949 in 2002	19,779	5,911
Goodwill	48,797	46,357
Other assets, less accumulated amortization of $8,190 in 2003 and $6,840 in 2002	28,497	30,167

	$665,096	$618,059

Liabilities and Shareholders' Deficit:
Current liabilities:
Accounts payable	$34,386	$11,156
Accrued expenses	112,652	61,556
Current installments of long-term debt	4,800	30,550
Current installments of capital lease obligations	1,576	157
Derivative financial instruments	2,402	1,341
Income taxes payable	39,403	14,615
Current deferred income taxes	—	55,887

Total current liabilities	195,219	175,262

Long-term obligations, net of current installments	678,100	491,300
Capital lease obligations, net of current installments	1,351	95
Deferred income taxes	26,566	20,452
Deferred gain, sale of headquarters facility	9,183	10,023
Other noncurrent liabilities	212	1,363

	910,631	698,495
Series A convertible preferred stock, issued and outstanding 264 in 2003	261,719	—
Shareholders' equity (deficit):
Common stock; authorized 150,000 in 2003 and 100,000 in 2002; issued and outstanding 41,270 in 2003 and 70,928 in 2002	41	71
Additional paid-in capital	1,157	—
Deferred compensation	185	—
Retained deficit	(518,955)	(76,216)
Accumulated other comprehensive income (loss)	10,318	(4,291)

Shareholders' deficit	(507,254)	(80,436)

	$665,096	$618,059

See accompanying notes to consolidated financial statements.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

(in thousands, except per share data)

	Year Ended December 31,
	2003	2002	2001
Revenue:
Rental	$582,801	$453,061	$361,634
Sales	181,035	127,371	94,313

Total revenue	763,836	580,432	455,947
Rental expenses	356,075	276,476	220,485
Cost of goods sold	64,118	51,824	32,952

Gross profit	343,643	252,132	202,510
Selling, general and administrative expenses	193,658	142,713	114,828
Recapitalization expenses	70,085	—	—
Unusual item-litigation settlement (gain)	(75,000)	(173,250)	—

Operating earnings	154,900	282,669	87,682
Interest income	1,065	496	280
Interest expense	(52,098)	(40,943)	(45,116)
Foreign currency gain (loss)	7,566	3,935	(1,638)

Earnings before income taxes	111,433	246,157	41,208
Income taxes	41,787	96,001	17,307

Net earnings	$69,646	$150,156	$23,901
Series A convertible preferred stock dividends	(9,496)	—	—

Net earnings available to common shareholders	$60,150	$150,156	$23,901

Net earnings per share available to common shareholders:
Basic	$1.03	$2.12	$0.34

Diluted	$0.93	$1.93	$0.32

Weighted average shares outstanding:
Basic	58,599	70,927	70,917

Diluted	64,493	77,662	73,996

See accompanying notes to consolidated financial statements.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net earnings	$69,646	$150,156	$23,901
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	43,287	33,404	29,530
Amortization	3,606	3,594	7,685
Provision for uncollectible accounts receivable	6,702	7,623	8,932
Amortization of deferred loss on interest rate swap	—	—	843
Amortization of deferred gain on sale of headquarters facility	(841)	(426)	—
Write-off of deferred loan issuance costs	5,233	—	—
Non-cash accrual of recapitalization expenses	7,131	—	—
Non-cash amortization of stock award to directors	185	—	—
Non-cash gain on litigation settlement	—	(173,250)	—
Change in assets and liabilities net of effects from purchase of subsidiaries, recapitalization expenses and unusual items:
Increase in accounts receivable, net	(53,597)	(38,217)	(39,571)
Decrease in other accounts receivable	175,000	—	—
Decrease (increase) in inventories	5,723	2,612	(16,664)
Decrease (increase) in prepaid expenses and other current assets	(2,046)	(423)	681
Increase in accounts payable	23,251	2,568	2,069
Increase in accrued expenses	44,289	11,864	6,835
Increase in income taxes payable	24,788	5,732	4,467
Increase (decrease) in current deferred income taxes	(78,636)	55,887	—
Increase (decrease) in deferred income taxes, net	6,485	15,130	1,187

Net cash provided by operating activities	280,206	76,254	29,895

Cash flows from investing activities:
Additions to property, plant and equipment	(76,276)	(54,546)	(43,997)
Decrease (increase) in inventory to be converted into equipment for short-term rental	2,100	(300)	(2,700)
Dispositions of property, plant and equipment	3,575	1,703	2,744
Proceeds from sale of headquarters facility	—	18,232	—
Business acquisitions, net of cash acquired	(2,224)	(3,596)	(80)
Increase in other assets	(328)	(520)	(4,292)

Net cash used by investing activities	(73,153)	(39,027)	(48,325)

Cash flows from financing activities:
Proceeds from (repayments of) notes payable, long-term, capital lease and other obligations, excluding the recapitalization transaction	(114,649)	16,091	16,805
Proceeds from the exercise of stock options	1,725	9	24
Recapitalization:
Payoff of long-term debt and bonds	(408,226)	—	—
Proceeds from issuance of new debt and bonds	685,000	—	—
Proceeds from issuance of Series A convertible preferred stock, net	258,017	—	—
Purchase of common stock	(509,597)	—	—
Debt and preferred stock issuance costs	(20,729)	—	—

Net cash provided (used) by financing activities	(108,459)	16,100	16,829

Effect of exchange rate changes on cash and cash equivalents	2,985	959	(339)

Net increase (decrease) in cash and cash equivalents	101,579	54,286	(1,940)
Cash and cash equivalents, beginning of year	54,485	199	2,139

Cash and cash equivalents, end of year	$156,064	$54,485	$199

Non-cash activity:
Non-cash consideration for exercise of stock options	$334	$—	$—

See accompanying notes to consolidated financial statements.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Deficit

Three Years Ended December 31, 2003

(in thousands)

	Common Stock	Additional Paid-in Capital	Deferred Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Deficit
Balances at December 31, 2000	$71	$—	$—	$(250,306)	$(7,718)	$(257,953)

Net earnings	—	—	—	23,901	—	23,901
Foreign currency translation adjustment	—	—	—	—	(1,213)	(1,213)
Net derivative loss, net of taxes of $1,592	—	—	—	—	(2,956)	(2,956)
Reclassification adjustment for losses included in income, net of taxes of $713	—	—	—	—	1,323	1,323
Reclassification adjustment for loss recognized on termination of interest rate swap, net of taxes of $372	—	—	—	—	691	691
Reclassification adjustment for amortization of loss recognized on termination of interest rate swap, net of tax benefit of $76	—	—	—	—	(142)	(142)
Exercise of stock options	—	—	—	24	—	24

Balances at December 31, 2001	$71	$—	$—	$(226,381)	$(10,015)	$(236,325)

Net earnings	—	—	—	150,156	—	150,156
Foreign currency translation adjustment	—	—	—	—	5,511	5,511
Net derivative loss, net of taxes of $562	—	—	—	—	(1,045)	(1,045)
Reclassification adjustment for losses included in income, net of taxes of $972	—	—	—	—	1,807	1,807
Reclassification adjustment for loss recognized on termination of interest rate swap, net of tax benefit of $305	—	—	—	—	(549)	(549)
Exercise of stock options	—	—	—	9	—	9

Balances at December 31, 2002	$71	$—	$—	$(76,216)	$(4,291)	$(80,436)

Net earnings	—	—	—	69,646	—	69,646
Foreign currency translation adjustment	—	—	—	—	15,298	15,298
Net derivative loss, net of taxes of $1,402	—	—	—	—	(2,603)	(2,603)
Reclassification adjustment for losses included in income, net of taxes of $1,030	—	—	—	—	1,914	1,914
Purchase of common stock in recapitalization	(30)	—	—	(509,567)	—	(509,597)
Prefered stock dividends declared	—	—	—	(9,244)	—	(9,244)
Beneficial conversion feature	—	—	—	5,776	—	5,776
Amortization of beneficial conversion feature	—	—	—	(252)	—	(252)
Shares issued to directors	—	—	185	—	—	185
Exercise of stock options	—	1,157	—	902	—	2,059

Balances at December 31, 2003	$41	$1,157	$185	$(518,955)	$10,318	$(507,254)

See accompanying notes to consolidated financial statements.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1.    Summary of Significant Accounting Policies

  (a) Principles of Consolidation

        The consolidated financial statements presented herein include the accounts of Kinetic Concepts, Inc., together with our consolidated subsidiaries ("KCI"). All significant inter-company balances and transactions have been eliminated in consolidation. Certain reclassifications of amounts related to prior years have been made to conform with the 2003 presentation.

  (b) Nature of Operations and Customer Concentration

        Kinetic Concepts, Inc. is a global medical technology company with leadership positions in advanced wound care and therapeutic surfaces. We design, manufacture, market and service a wide range of proprietary products which can significantly improve clinical outcomes while reducing the overall cost of patient care by accelerating the healing process or preventing complications. We derive our revenue from the rental and sale of products in two primary categories: Advanced Wound Care and Therapeutic Surfaces. Our advanced wound care systems incorporate our proprietary Vacuum Assisted Closure, or V.A.C. technology, which has been clinically demonstrated to promote wound healing and reduce the cost of treating patients with difficult-to-treat wounds. Our therapeutic surfaces, including specialty hospital beds, mattress replacement systems and overlays, are designed to address complications associated with immobility and obesity, such as pressure sores and pneumonia.

        We have direct operations in the United States, Canada, Europe, Australia and South Africa, and conduct additional business through distributors in Latin America, the Middle East and Asia. We manage our business in two geographical segments, USA and International. In the United States, which accounted for 75.9% of our revenue for the year ended December 31, 2003, we have a substantial presence in all care settings.

        In the U.S. acute and extended care settings, which accounted for more than half of our domestic revenue, we bill our customers, such as hospitals and extended care facilities, directly. Also in the U.S. acute and extended care settings, we contract with both proprietary hospital groups and voluntary group purchasing organizations ("GPOs"). Proprietary hospital groups own all of the hospitals which they represent and, as a result, can ensure complete compliance with an executed national agreement. Voluntary GPOs negotiate contracts on behalf of member hospital organizations but cannot ensure that their members will comply with the terms of an executed national agreement. Approximately 41%, 44% and 49% of our revenue during 2003, 2002 and 2001, respectively, was generated under national agreements with GPOs. During 2003, 2002 and 2001, we recorded approximately $128.7 million, $113.1 million and $109.9 million, respectively in V.A.C. and therapeutic surfaces revenues under contracts with Novation, LLC, a GPO.

        In the U.S. home care setting, where our revenue comes predominantly from V.A.C. systems, we provide products and services directly to patients and bill third party payers, such as Medicare and private insurance. During 2003, 2002 and 2001, we recorded approximately $83.6 million, $57.9 million and $29.4 million, respectively, in revenues from Medicare.

  (c) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (d) Revenue Recognition

        We recognize revenue in accordance with Staff Accounting Bulletin No. 101, as amended by Staff Accounting Bulletin No. 104, when each of the following four criteria are met:

  1)
  A contract or sales arrangement exists.

  2)
  Products have been shipped and title has transferred or services have been rendered.

  3)
  The price of the products or services is fixed or determinable.

  4)
  Collectibility is reasonably assured.

        We recognize rental revenue based on the number of days a product is in use by the patient/facility and the contracted rental rate. Sales revenue is recognized when products are shipped. Reductions to rental revenue are recorded to provide for payment adjustments including capitation agreements, evaluation/free trial days, credit memos, rebates, pricing adjustments, utilization adjustments, cancellations and payer adjustments. In addition, we establish reserves against revenue to allow for uncollectible items relating to unbilled receivables over 60 days old and patient co-payments, based on historical collection experience.

  (e) Cash and Cash Equivalents

        We consider all highly liquid investments with an original maturity of ninety days or less to be cash equivalents.

  (f) Fair Value of Financial Instruments

        The carrying amount reported in the balance sheet for cash, accounts receivable, long-term investments, accounts payable and long-term obligations approximates fair value. We estimate the fair value of long-term obligations by discounting the future cash flows of the respective instrument, using our incremental rate of borrowing for a similar instrument.

  (g) Accounts Receivable

        Accounts receivable consist of amounts due directly from facilities (hospitals, extended care facilities, etc.), third-party payers ("TPP") (both governmental and non-governmental) and patient pay accounts.

        Significant concentrations of accounts receivable include:

	2003	2002
Facilities / dealers	60%	63%
TPP—Managed care and commercial	25%	26%
TPP—Governmental	13%	9%
Other	2%	2%

        The third-party payer reimbursement process requires extensive documentation which has had the short-term effect of slowing both the billing and cash collection cycles relative to the rest of the business, and therefore, increasing total accounts receivable.

        We utilize a combination of factors in evaluating the collectibility of account receivables. For unbilled receivables, we establish reserves against revenue to allow for denied or uncollectible items beginning at 60 days after the end of service or usage. Items that remain unbilled for more than 90 days or beyond an established billing window are reversed out of revenue and receivables. For billed receivables, we generally establish reserves for bad debt based on the length of time that the receivables are past due. The reserve rates vary by payer group and are based upon our historical experience on a weighted average basis. The reserves range in value from 0% for current amounts to 50% for amounts over 150 days for most payer groups and 100% for certain higher risk payers. In addition, we have recorded specific reserves for bad debt when we become aware of a customer's inability to satisfy its debt obligations, such as in the event of a bankruptcy filing. If circumstances change, such as higher than expected claims denials, payment defaults or an unexpected material adverse change in a major customer's or payer's ability to meet its obligations, our estimates of the realizability of amounts due from trade receivables could be reduced by a material amount.

  (h) Inventories

        Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Costs include material, labor and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental is reclassified to property, plant and equipment. We review our inventory balances monthly for excess sale products or obsolete inventory levels. Except where firm orders are on-hand, inventory quantities of sale products in excess of the last twelve months sales usage are considered excess and are reserved at 50% of cost. For rental products, we review both product usage and product life cycle to classify inventory as active, discontinued or obsolete. Obsolescence reserve balances are established on an increasing basis from 0% for active, high-demand products to 100% for obsolete products. The reserve is reviewed, and if necessary, adjustments made on a monthly basis. We rely on historical information and material requirements planning forecasts to support our reserve and utilize management's business judgment for "high risk" items, such as products that have a fixed shelf life. Once the inventory is written down, we do not adjust the reserve balance until the inventory is sold.

        We have a three-year contract effective October 1, 2002 with one supplier to supply the majority of our inventory generating V.A.C. sales revenue.

  (i) Long-Lived Assets

        Property, plant and equipment are stated at cost. Betterments, which extend the useful life of the equipment, are capitalized. Loan issuance costs include costs incurred in connection with the issuance of debt in our 2003 recapitalization. These costs are amortized using the effective interest method over the respective term of debt to which they specifically relate. We also capitalized approximately $950,000 of issuance costs on the issuance of our Series A Convertible Preferred Stock which we are amortizing using the effective interest method over the conversion period. Other assets consist principally of patents, trademarks, long-term investments and our investment in assets subject to leveraged leases. Patents and trademarks are amortized over the estimated useful life of the respective asset using the straight-line method.

        Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (30 to 40 years for buildings and between three and five years for most of our other property and equipment) of the assets. Amortization for leasehold improvements is taken over the shorter of the estimated useful life of the asset or over the remaining lease term.

  (j) Goodwill and Other Indefinite Lived Intangible Assets

        Goodwill represents the excess purchase price over the fair value of net assets acquired. Prior to 2002, goodwill was amortized over three to twenty-five years from the date of acquisition using the straight-line method. Effective January 1, 2002, we have applied the provisions of Statement of Financial Accounting Standards No. 142, ("SFAS 142"), "Goodwill and Other Intangible Assets," in our accounting for goodwill. SFAS 142 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the asset might be impaired. For indefinite lived intangible assets, impairment is tested by comparing the carrying value of the asset to the fair value of the reporting unit to which they are assigned.

        Goodwill and other indefinite lived intangible assets have been tested for impairment during the first and fourth quarters of 2002 and fourth quarter of 2003. They will be tested for impairment at least annually, in the fourth quarter based upon September 30 financial information, using a two-step process. The first step is a comparison of an estimate of the fair value of a reporting unit with the reporting unit's carrying value. We have determined that our reporting units are our two operating segments—U.S. and International. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired, and as a result, the second step of the impairment test is not required. If required, the second step compares the fair value of reporting unit goodwill with the carrying amount of that goodwill. If we determine that reporting unit goodwill is impaired, the fair value of reporting unit goodwill would be measured by comparing the discounted expected future cash flows of the reporting unit with the carrying value of reporting unit goodwill. Any excess in the carrying value of reporting unit goodwill to the estimated fair value would be recognized as an expense at the time of the measurement. We recorded no impairments to our reporting units as a result of the application of SFAS 142 during 2002 and 2003.

        The goodwill of a reporting unit will be tested annually or if an event occurs or circumstances change that would likely reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal factors or business climate, an adverse regulatory action or unanticipated competition.

  (k) Income Taxes

        We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. The provision for deferred income tax expense represents the change in net deferred tax assets and liabilities during the year.

  (l) Earnings Per Common Share

        Basic earnings per common share ("EPS") is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings when dilutive.

  (m) Licensing Fees

        We pay licensing fees for the right to market our V.A.C. devices. Licensing fee expenses are based on V.A.C. revenue and recognized in the period that the related revenue is earned.

  (n) Self-Insurance

        We established the KCI employee benefit trust as a self-insurer for certain risks related to our U.S. employee health plan and certain other benefits. We retain various levels of loss related to certain of our benefits including all short-term disability claims and losses under our Texas Employee Injury Plan up to $500,000 per occurrence. Our health, group life and accidental death and dismemberment plan along with our long-term disability plan are all fully insured. We fund the benefit trust based on the value of expected future payments, including claims incurred but not reported. The liability for retained losses is determined actuarially. These liabilities are not discounted.

  (o) Foreign Currency Translation and Transaction Gains and Losses

        The functional currency for the majority of our foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Gains and losses resulting from the foreign currency translations are included in accumulated other comprehensive income.

  (p) Stock Options

        We use the intrinsic value method to account for our stock option plans. In 2003 and 2002, compensation costs of approximately $43.9 million and $824,000 respectively, net of estimated taxes, have been recognized in the financial statements related to our plans. Compensation costs for 2003 include $42.2 million of expenses, net of taxes, related to the recapitalization completed during the third quarter of 2003. If the compensation cost for our stock-based employee compensation plan had been determined based upon a fair value method consistent with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," our net earnings available to common shareholders and earnings per share would have been adjusted to the pro forma amounts indicated below. For purposes of pro forma disclosures, the estimated fair value of the options is recognized as an expense over the options' respective vesting periods. Our pro forma calculations are as follows (dollars in thousands, except for earnings per share information):

	Year ended December 31,
	2003	2002	2001
Net earnings available to common shareholders as reported	$60,150	$150,156	$23,901
Pro forma net earnings:
Net earnings available to common shareholders as reported	$60,150	$150,156	$23,901
Compensation expense under intrinsic method	43,855	824	—
Compensation expense under fair value method	(4,869)	(1,405)	(1,375)

Pro forma net earnings	$99,136	$149,575	$22,526

Earnings per share as reported:
Basic earnings per common share	$1.03	$2.12	$0.34
Diluted earnings per common share	$.93	$1.93	$0.32
Pro forma earnings per share:
Basic earnings per common share	$1.69	$2.11	$0.32
Diluted earnings per common share	$1.54	$1.93	$0.30

        The fair value for options granted during the three fiscal years ended December 31, 2003, 2002 and 2001, respectively, was estimated using a Black-Scholes option pricing model with expected stock volitility of .27, .22 and .24. Other valuation assumptions are as follows:

	2003	2002	2001
Expected dividend yield	—	—	—
Risk-free interest rate	2.9%	2.6%	4.0%
Expected life (years)	5.0	7.3	7.2

        We are not required to apply, and have not applied, the method of accounting prescribed by Statement 123 to stock options granted prior to January 1, 1995. Moreover, the pro forma compensation cost reflected above may not be representative of future expense.

  (q) Research and Development

        The focus of our research and development program has been to develop new products and make technological improvements to existing products. The types of costs classified as research and development expense include salaries of technical staff, consultant costs, facilities and utilities costs related to offices occupied by technical staff, depreciation on equipment and facilities used by technical staff, supplies and materials for research and development and outside services such as prototype development and testing and third-party research and development costs. Expenditures for research and development, including expenses related to clinical studies, are expensed as incurred and totalled $23.0 million, $18.7 million and $14.3 million for years ended December 31, 2003, 2002 and 2001, respectively.

  (r) Interest Rate Protection Agreements

        We use derivative financial instruments to manage the economic impact of fluctuations in interest rates. Periodically, we enter into interest rate protection agreements to modify the interest characteristics of our outstanding debt. Each interest rate swap is designated as a hedge of interest payments associated with specific principal balances and terms of our debt obligations. These agreements involve the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received, as interest rates change, is accrued and recognized as an adjustment to interest expense related to the debt. (See Note 5)

  (s) Shipping and Handling

        We include shipping and handling costs in rental expense. Shipping and handling costs of $1.6 million and $1.5 million recovered from customers in 2003 and 2002, respectively, are included in sales revenue for these periods.

  (t) Advertising Expenses

        Advertising costs are expensed as incurred. Advertising expenses were $5.1 million, $4.8 million and $2.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

  (u) Other New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, or ("SFAS 143"), "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and to adjust its present value in each subsequent period. In addition, we must capitalize an amount equal to the adjustment by increasing the carrying amount of the related long-lived asset, which is depreciated over the remaining useful life of the related asset. We adopted SFAS 143 during the first quarter of 2003 and it did not have a significant effect on our financial position or results of operations.

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," and in December 2003 issued a revised interpretation ("FIN 46R"). FIN 46 and FIN 46R address the accounting for, and disclosure of, investments in variable interest entities. As a result of the issuance of FIN 46 and FIN 46R, we evaluated our accounting for and disclosure of our beneficial ownership of two Grantor Trusts and determined that no changes to our accounting methods or disclosures related to these trusts were required. As such, our adoption of FIN 46 and FIN 46R during 2003 did not have a significant effect on our financial position or results of operations.

        In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, or ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. Our adoption of SFAS 149 during 2003 did not have a material effect on our financial condition or results of operations.

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, or ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003. We have applied the terms of SFAS 150 to the Series A Convertible Participating Preferred Stock issued as a part of the recapitalization and determined that it should be reported in the mezzanine section of our balance sheet. All dividends paid or accrued on the preferred stock will be reported as dividends in the Consolidated Financial Statements.

NOTE 2.    Recapitalization

        Issuance of 7 3/8% Senior Subordinated Notes.    On August 11, 2003, we issued and sold an aggregate of $205.0 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013. Our obligations under the notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by most of our direct and indirect domestic subsidiaries. (See Note 5.)

        New Senior Credit Facility.    Concurrently with the issuance and sale of the notes, we entered into a new senior credit facility. The senior credit facility consists of a $480.0 million seven-year term loan facility and an undrawn $100.0 million six-year revolving credit facility. Initially, we borrowed $480.0 million under the new term loan facility. We used $208.2 million of the proceeds from borrowings under the new credit facility to repay all amounts then outstanding under our previously existing senior credit facility. Borrowings under the new senior credit facility are secured by a first priority security interest in substantially all of our existing and hereafter acquired assets, including substantially all of the capital stock or membership interests of all of our subsidiaries that are guarantors under the new credit facility and 65% of the capital stock or membership interests of certain of our foreign subsidiaries. (See Note 5.)

        Issuance of Preferred Stock.    Concurrently with the issuance and sale of the notes, we also issued and sold $263.8 million of our Series A Convertible Participating Preferred Stock, par value $.001 per share. (See Note 9.)

        Redemption of 9 5/8% Senior Subordinated Notes.    As of August 11, 2003, we had outstanding $200.0 million in 9 5/8% Senior Subordinated Notes due 2007. On that date, we notified holders of the notes that, pursuant to their terms, we would redeem all such outstanding notes for a purchase price of 104.813% of their principal amount plus accrued but unpaid interest to the date of redemption. The redemption was completed on August 14, 2003. In addition, we paid approximately $1.5 million in early redemption consent fees related to amending the indenture governing the notes to allow for their early redemption. (See Note 5.)

        Share Repurchase.    On August 11, 2003, we commenced a tender offer to purchase for cash up to $589.8 million of our common stock and vested stock options at a price equivalent to $17.00 per share of common stock. Upon closing, we purchased and retired approximately 30.0 million shares of outstanding common stock for $17.00 per share. We also settled for cash approximately 4.7 million vested stock options at a price equivalent to $17.00 per share of common stock.

        The issuance and sale of the 7 3/8% Senior Subordinated Notes due 2013 and the preferred stock, the repayment of our old senior credit facility with proceeds from the new senior credit facility, the redemption of our 9 5/8% senior subordinated notes due 2007 and the share repurchase are referred to herein collectively as the "recapitalization."

        The following sets forth the sources and uses of funds in connection with the recapitalization (dollars in millions):

Amount
Source of Funds:
Gross proceeds from the sale of the 7 3/8% Senior Subordinated Notes Due 2013	$205.0
Borrowings under the new senior credit facility	480.0
Gross proceeds from the sale of convertible preferred stock	263.8
Tax benefits realized from transaction fees and expenses	32.4
Cash on hand	37.4

Total	$1,018.6

Use of Funds:
Redemption of 9 5/8% Senior Subordinated Notes Due 2007(1)	$211.1
Repayment of debt under the old senior credit facility	208.2
Share repurchase	570.3
Transaction fees and expenses for the recapitalization	29.0

Total	$1,018.6

(1)
Includes early redemption premium of 4.813% of the aggregate principal amount, or $9.6 million, pursuant to the terms of the 9 5/8% Senior Subordinated Notes due 2007, in addition to the payment of approximately $1.5 million in early redemption consent fees related to amending these notes.

        Our December 31, 2003 results reflect the impact of the recapitalization including a charge to earnings of $86.4 million, before tax benefits related to the recapitalization of $32.4 million. The charge to earnings, pretax, included a $67.5 million charge to compensation expense for the repurchase, or cash settlement, of vested options, together with $11.1 million in expenses for the payment of a consent fee and an early redemption premium related to the redemption of the 9 5/8% Senior Subordinated Notes due 2007. In addition, we wrote off debt issuance costs related to our old senior credit facility and the 9 5/8% Senior Subordinated Notes due 2007 totaling approximately $5.2 million, pretax. The remaining expenses of approximately $2.6 million, pretax, were related to miscellaneous fees and expenses associated with the share repurchase. Both the premium paid on the redemption of our 9 5/8% Senior Subordinated Notes and the write-off of commitment fees on unused credit facilities were charged to interest expense. Financing costs of approximately $19.8 million have been deferred and will be amortized over the lives of the debt facilities. Direct and incremental costs related to the issuance of the preferred stock of approximately $950,000 have been deferred and will be amortized over 12 years unless the preferred stock is previously converted or redeemed. (See Note 9.)

NOTE 3.    Acquisitions and Dispositions

        On May 23, 2003, we acquired all of the outstanding capital stock of MedClaim Inc., a North Carolina corporation, for approximately $2.2 million in cash, net of cash acquired, and other consideration of $450,000. MedClaim Inc. processes Medicare Part B insurance claims for us and continues to act in that capacity. The operating results of MedClaim Inc. have been included in KCI's consolidated financial statements since the acquisition date.

        In 1996, we acquired a 26% interest in the capital stock of Polymedics N.V., ("Polymedics"), a Belgium manufacturer of foam used in certain V.A.C. dressings which was accounted for on a cost basis. During the first quarter of 2002, we acquired the remaining 74% of Polymedics stock for approximately $3.6 million in cash at which time the financial position and results of operations were reflected on a consolidated basis. Polymedics' operating results did not have a material impact on our results of operations for 2003, 2002 or 2001.

        In August 2002, we sold our corporate headquarters facility and adjacent land and buildings under a 10-year sale/leaseback arrangement. The properties were sold for $17.9 million, net of selling costs, resulting in a deferred gain of approximately $10.7 million. The deferred gain is being amortized over the term of the lease. Approximately $841,000 and $426,000 of amortization was recognized in income in 2003 and 2002, respectively. The initial lease term is 10 years and requires minimum annual lease payments ranging from $3.2 million to $3.8 million. We have two consecutive options to renew the lease for a term of three or five years each at our option. If we exercise either renewal option, the terms of the renewal lease will be on prevailing market rental terms, including the lease rate, any improvement allowance or other inducements available to renewing tenants on prevailing market terms. In order to exercise our renewal options, we must give notice at least six months prior to the expiration of the then existing term. Rental expense of $3.6 million and $1.5 million was recognized in 2003 and 2002, respectively. The following table indicates the estimated future cash lease payments, inclusive of executory costs, for the years set forth below (dollars in thousands):

Year ended December 31,	Estimated Cash Lease Payments
2004	$3,311
2005	3,390
2006	3,470
2007	3,549
2008	3,628
2009 and thereafter	13,447

$30,795

NOTE 4.    Supplemental Balance Sheet Data

        Accounts receivable consist of the following (dollars in thousands):

	December 31, 2003	December 31, 2002
Trade accounts receivable:
Facilities / dealers	$122,339	$97,336
Third-party payers:
Medicare / Medicaid	35,434	29,125
Managed care, insurance and other	76,694	50,245

	234,467	176,706
Medicare V.A.C. receivables prior to October 1, 2000(1)	13,438	14,351
Employee and other receivables	1,724	2,410

	249,629	193,467
Less: Allowance for doubtful accounts	(36,253)	(26,220)
Allowance for Medicare V.A.C. receivables prior to October 1, 2000(1)	(13,438)	(14,351)

	$199,938	$152,896

(1)
During the year ended December 31, 2003, the Company collected approximately $913,000 of Medicare V.A.C. receivables prior to October 1, 2000. Collectibility of the remaining of these receivables is uncertain, however, the Company will continue to pursue collection.

        Inventories consist of the following (dollars in thousands):

	December 31, 2003	December 31, 2002
Finished goods	$12,137	$16,411
Work in process	2,847	2,411
Raw materials, supplies and parts	28,689	31,825

	43,673	50,647
Less: Amounts expected to be converted into equipment for short-term rental	(9,000)	(11,100)
Reserve for excess and obsolete inventory	(2,420)	(1,613)

	$32,253	$37,934

        Net property, plant and equipment consist of the following (dollars in thousands):

	December 31, 2003	December 31, 2002
Land	$549	$549
Buildings	10,819	10,528
Equipment for short-term rental	233,459	178,022
Machinery, equipment and furniture(1)	115,382	89,742
Leasehold improvements	4,530	3,209
Inventory to be converted to equipment	9,000	11,100

	373,739	293,150
Less accumulated depreciation(1)	(228,531)	(187,601)

	$145,208	$105,549

(1)
Net property, plant and equipment as of December 31, 2003 and 2002 includes $2.8 million and $100,000, respectively, in machinery, equipment and furniture under various capital leases.

        Accrued expenses consist of the following (dollars in thousands):

	December 31, 2003	December 31, 2002
Payroll, commissions and related taxes	$43,341	$26,363
Royalty accrual	27,992	6,530
Recapitalization accruals	7,131	—
Interest accruals	2,011	4,017
Insurance accruals	4,941	2,758
Other accrued expenses	27,236	21,888

	$112,652	$61,556

NOTE 5.    Long-Term Obligations and Derivative Financial Instruments

        Long-term obligations consist of the following (dollars in thousands):

	December 31, 2003	December 31, 2002
2003 Senior Credit Facility:
Term loan B due 2010	$477,600	$—
Revolving credit facility due 2009	—	—
Previous Senior Credit Facility:
Term loans:
Tranche A due 2003	—	27,500
Tranche B due 2004	—	85,500
Tranche C due 2005	—	85,500
Tranche D due 2006	—	93,575
Tranche E due 2005	—	29,775
Revolving credit facility	—	—

	477,600	321,850
7 3/8% Senior Subordinated Notes due 2013	205,000	—
9 5/8% Senior Subordinated Notes due 2007	—	200,000
Note Payable—MedClaims, Inc.	300	—

	682,900	521,850
Less current installments	(4,800)	(30,550)

	$678,100	$491,300

New Senior Credit Facility

        On August 11, 2003, we entered into a new senior credit facility consisting of a $480.0 million term loan facility due 2010 and an undrawn $100.0 million revolving credit facility.

        Loans.    The senior credit facility consists of a $480.0 million term loan facility and an undrawn $100.0 million revolving credit facility. Up to $30.0 million of the revolving credit facility is available for letters of credit. At December 31, 2003, $477.6 million was outstanding under the term loan facility and we had no revolving loans outstanding. However, we had outstanding letters of credit in the aggregate amount of $11.3 million. The resulting availability under the revolving credit facility was $88.7 million at December 31, 2003.

        Interest.    Amounts outstanding under the senior credit facility bear interest at a rate equal to the base rate (defined as the higher of Citibank, N.A.'s prime rate or 1/2 of 1% in excess of the federal funds rate) or the Eurodollar rate (the reserve-adjusted LIBOR rate), in each case plus an applicable margin. The applicable margin is equal to (a) with respect to the new revolving credit facility, 2.50% in the case of loans based on the Eurodollar rate and 1.50% in the case of loans based on the base rate and (b) with respect to the new term loan B facility, (1) at any time that the leverage ratio is greater than 3.00 to 1.00, 2.75% in the case of loans based on the Eurodollar rate and 1.75% in the case of loans based on the base rate and (2) 2.50% at any other time, in the case of loans based on the Eurodollar rate and 1.50% in the case of loans based on the base rate.

        We may choose base rate or Eurodollar pricing and may elect interest periods of 1, 2, 3 or 6 months for the Eurodollar borrowings. Interest on base rate borrowings is payable quarterly in arrears. Interest on Eurodollar borrowings is payable at the end of each applicable interest period or every three months in the case of interest periods in excess of three months. Interest on all past due amounts will accrue at 2.00% over the applicable rate. The senior credit facility requires that we fix the base-borrowing rate applicable to at least 50% of the outstanding amount of the term loan under the senior credit facility. As of December 31, 2003, the current interest rate swap agreements effectively fix the base-borrowing rate on 73.3% of our outstanding amounts under the term loan facility.

        Collateral.    The senior credit facility is secured by a first priority lien and security interest in (i) substantially all shares of capital stock and intercompany debt of each of our present and future subsidiaries (limited in the case of certain foreign subsidiaries to 65% of the voting stock of such entity), (ii) substantially all of our present and future real property (with a value in excess of $5 million individually) and assets and the present and future personal property and assets of our subsidiaries that will be guarantors under the senior credit facility and (iii) all proceeds and products of the property and assets described in (i) and (ii) above. The security interest is subject to certain exceptions and permitted liens.

        Guarantors.    Our obligations under the senior credit facility are guaranteed by each of our direct and indirect 100% owned subsidiaries, other than a controlled foreign corporation within the definition of Section 957 of the Internal Revenue Code or a holding company whose only assets are investments in a controlled foreign corporation.

        Repayments.    Amounts available under the new revolving credit facility are available for borrowing and reborrowing until maturity. No amounts repaid under the term loan B facility may be reborrowed.

        Maturity.    The term loan facility matures on August 11, 2010. The revolving credit facility matures on August 11, 2009.

        Prepayments.    We may prepay, in full or in part, borrowings under the senior credit facility without premium or penalty, subject to minimum prepayment amount and increment limitations. We are required to prepay borrowings under the senior credit facility from certain asset dispositions, debt issuances and equity issuances and beginning after fiscal year 2004 a percentage of excess cash flow, subject to customary exceptions.

        Covenants.    The senior credit agreement contains affirmative and negative convents customary for similar agreements and transactions. All of the material covenants and other restrictive covenants in the senior credit agreement are summarized as follows:

  •
  quarterly and annual financial reporting requirements;

  •
  limitations on other debt, with baskets for, among other things, intercompany debt, debt used to acquire fixed or capital assets, debt of foreign subsidiaries for working-capital purposes, debt of newly-acquired subsidiaries, debt under certain nonspeculative interest rate and foreign currency swaps, certain ordinary-course debt, the 7 3/8% Senior Subordinated Notes due 2013 and certain other subordinated debt, and certain sale-leaseback transactions;

  •
  limitations on other liens, with baskets for, among other things, certain ordinary-course liens and liens under allowed sale-leaseback transactions, and liens securing debt that may be allowed under one or more of the baskets referred to above;

  •
  limitations on guarantees, with baskets for certain intercompany guarantees, and guarantees of KCI's subsidiaries under the 7 3/8% Senior Subordinated Notes due 2013 and certain other subordinated debt;

  •
  limitations on mergers or consolidations and on sales of assets;

  •
  limitations on investments, with baskets for, among other things, certain ordinary-course extensions of trade credit, investments in cash equivalents, certain intercompany investments, interest rate and foreign currency swaps otherwise permitted, and certain acquisitions;

  •
  limitations on early retirement of subordinated debt;

  •
  limitations of capital expenditures;

  •
  limitations on changes in the nature of the business, on changes in KCI's fiscal year, and on changes in organizational documents; and

  •
  limitations on changes in documents evidencing or related to indebtedness that are materially adverse to the interests of the lenders under the senior credit facility and changes in accounting policies or reporting practices.

        In addition, the senior credit agreement prohibits us from declaring or paying any dividend on, or repurchasing or redeeming, any of our outstanding equity securities, subject to certain exceptions including our ability to repurchase or redeem up to $10 million of equity securities in any fiscal year, plus additional limited carry-forwards of unused amounts in prior fiscal years. The senior credit agreement also prohibits our subsidiaries, subject to certain specified exceptions, from:

  •
  paying dividends or making distributions in respect of equity securities of such subsidiary held by us;

  •
  making loans or advances to us or any other subsidiary; or

  •
  transferring any of such subsidiary's assets to us or any other subsidiary.

        The senior credit agreement contains financial covenants requiring us to meet certain leverage and interest coverage ratios and maintain minimum levels of EBITDA (as defined in the senior credit agreement). Under the senior credit agreement, EBITDA excludes charges associated with the recapitalization. It will be an event of default if we permit any of the following:

  •
  for any period of four consecutive quarters ending at the end of any fiscal quarter beginning with the fiscal quarter ending December 31, 2003, the ratio of EBITDA, as defined, to consolidated cash interest expense, to be less than certain specified ratios ranging from 4.30 to 1.00 for the fiscal quarter ending December 31, 2003 to 5.50 to 1.00 for the fiscal quarter ending December 31, 2006 and each fiscal quarter following that quarter;

  •
  as of the last day of any fiscal quarter beginning with the fiscal quarter ending December 31, 2003, our leverage ratio of debt to EBITDA, as defined, to be greater than certain specified leverage ratios ranging from 4.30 to 1.00 for the fiscal quarter ending December 31, 2003 to 2.50 to 1.00 for the fiscal quarter ending December 31, 2006 and each fiscal quarter following that quarter; or

  •
  for any period of four consecutive fiscal quarters ending at the end of any fiscal quarter beginning with the fiscal quarter ending December 31, 2003, EBITDA, as defined, to be less than certain amounts ranging from $156.4 million for the fiscal quarter ending December 31, 2003 to $240.0 million for the fiscal quarter ending December 31, 2006 and each fiscal quarter following that quarter.

        Events of Default.    The new senior credit facility contains events of default including, but not limited to, failure to pay principal or interest, breaches of representations and warranties, violations of affirmative or negative covenants, cross-defaults to other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, impairments of loan documentation or security, changes of ownership or operating control and defaults with respect to certain ERISA obligations.

        On December 5, 2003, we entered into an amendment to the 2003 senior credit facility which allows us, subject to certain limitations, to redeem or repurchase notes with (1) the net after tax proceeds of the $75.0 million Hillenbrand antitrust settlement that we received on December 31, 2003, (2) cash strike payments arising from the exercise of outstanding options to purchase our common stock as part of the recapitalization and (3) the estimated tax benefit to us from the recapitalization. Accordingly, we may, from time to time, repurchase notes in the open market or in privately-negotiated transactions.

7 3/8% Senior Subordinated Notes due 2013

        On August 11, 2003, we issued and sold an aggregate of $205.0 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013. Interest on the notes accrues at the rate of 7 3/8% per annum and is payable semi-annually in cash on each May 15 and November 15, commencing on November 15, 2003, to the persons who are registered holders at the close of business on May 1 and November 1 immediately preceding the applicable interest payment date. Interest on the notes accrues from and includes the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance of the notes. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months and, in the case of a partial month, the actual number of days elapsed. The notes are not entitled to the benefit of any mandatory sinking fund.

        The notes are unsecured obligations of KCI, ranking subordinate in right of payment to all senior debt of KCI. The notes are fully and unconditionally guaranteed, jointly and severally, by each of our direct and indirect 100% owned subsidiaries, other than any entity that is a controlled foreign corporation within the definition of Section 957 of the Internal Revenue Code or a holding company whose only assets are investments in a controlled foreign corporation. Each of these subsidiaries is a restricted subsidiary, as defined in the indenture governing the notes. The new notes are guaranteed by the following subsidiaries of KCI:

1.	KCI Holding Company, Inc.	6.	KCI Real Properties Limited
2.	KCI Real Holdings, LLC	7.	KCI USA, Inc.
3.	KCI International, Inc.	8.	KCI USA Real Holdings, LLC
4.	KCI Licensing, Inc.	9.	MedClaim, Inc.
5.	KCI Properties Limited

        The following entities were formerly guarantors of the recently redeemed 9 5/8% Senior Subordinated Notes due 2007, but are not guarantors of the recently issued 7 3/8% Senior Subordinated Notes due 2013.

1.	KCI Therapeutic Services, Inc.
2.	KCI New Technologies, Inc.
3.	KCI Air, Inc.
4.	KCI-RIK Acquisition Corp.
5.	Plexus Enterprises, Inc.
6.	Medical Retro Design, Inc.

These entities no longer exist due to a corporate change such as dissolution or merger into an existing KCI subsidiary. However, the assets of each of these former guarantors remain in the consolidated group.

        Each guarantor jointly and severally guarantees KCI's obligation under the notes. The guarantees are subordinated to guarantor senior debt on the same basis as the notes are subordinated to senior debt. The obligations of each guarantor under its guarantor senior debt will be limited as necessary to prevent the guarantor senior debt from constituting a fraudulent conveyance under applicable law.

        The indenture governing the notes limits our ability, among other things, to:

  •
  incur additional debt;
  •
  make payments on subordinated debt or make investments;
  •
  place limitations on distributions from our restricted subsidiaries;
  •
  issue or sell capital stock of restricted subsidiaries;
  •
  issue guarantees;
  •
  sell or exchange assets;
  •
  enter into transactions with affiliates;
  •
  create liens; and
  •
  effect mergers.

        In addition, subject to certain specified exceptions, the indenture prohibits us from:

  •
  declaring or paying any dividend or making any distribution in respect of our equity securities;

  •
  purchasing or redeeming any equity securities;

  •
  purchasing or redeeming any indebtedness that is subordinate or junior to the notes; or

  •
  making certain specified investments if, following such event,

  —
  we would be in default under the indenture,

  —
  our consolidated fixed charge coverage ratio, as defined, would be greater than 2.0 to 1.0, or

  —
  the aggregate of such payments shall exceed certain amounts determinable under specified formulas.

        The indenture also prohibits our subsidiaries, subject to certain specified exceptions, from:

  •
  paying dividends or making distributions to us or any other subsidiary;

  •
  paying any indebtedness owed to us or any other subsidiary; or

  •
  transferring any property or assets from any subsidiary to us or any other subsidiary.

        KCI may redeem some or all of the notes, on and after May 15, 2008, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on May 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

If Redeemed During the 12-Month Period Commencing	Redemption Price
2008	103.688%
2009	102.458%
2010	101.229%
2011 and thereafter	100.000%

        In addition, at any time prior to May 15, 2008, we may, at our option, redeem the notes, in whole or in part, from time to time, upon not less than 30 nor more than 60 days' notice at a redemption price equal to the greater of (a) 101% of the principal amount of the notes so redeemed, plus accrued and unpaid interest, and (b) a make-whole premium (as defined in the indenture) with respect to the notes, or the portions thereof, to be redeemed, plus, to the extent not included in the make-whole premium, accrued and unpaid interest to the date of redemption.

        At any time, or from time to time, on or prior to May 15, 2006, we may, on any one or more occasions, use all or a portion of the net cash proceeds of one or more equity offerings to redeem the notes at a redemption price equal to 107.375% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of notes originally issued remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any equity offering, we shall make such redemption not more than 90 days after the consummation of any such equity offering.

Interest Rate Protection

        We follow SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, SFAS 137 and 138, in accounting for our derivative instruments. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. We have designated our interest rate swap agreements as cash flow hedge instruments. The swap agreements are used to manage exposure to interest rate movements by effectively changing the variable interest rate to a fixed rate. The critical terms of the interest rate swap agreements and the interest-bearing debt associated with the swap agreements must be the same to qualify for the shortcut method of accounting. Changes in the effective portion of the fair value of the interest rate swap agreement will be recognized in other comprehensive income, net of tax effects, until the hedged item is recognized into earnings.

        The following chart summarizes interest rate hedge transactions effective during 2003 (dollars in thousands):

Accounting Method	Effective Dates	Nominal Amount	Fixed Interest Rate	Status
Shortcut	12/31/02-12/31/03	$80,000	1.745%	Matured 12/31/03
Shortcut	12/31/02-12/31/04	$100,000	2.375%	Outstanding
Shortcut	08/21/03-08/22/05	$60,000	2.150%	Outstanding
Shortcut	08/21/03-08/22/05	$20,000	2.130%	Outstanding
Shortcut	08/21/03-08/21/05	$20,000	2.135%	Outstanding
Shortcut	08/21/03-08/21/06	$50,000	2.755%	Outstanding
Shortcut	08/21/03-08/21/06	$50,000	2.778%	Outstanding
Shortcut	08/21/03-08/21/06	$50,000	2.788%	Outstanding

        As of December 31, 2002, two $100 million interest rate swap agreements were in effect to manage the economic impact of fluctuations in interest rates. On January 31, 2003, we sold $20 million of our $100 million, 1.7450% interest rate swap effective March 31, 2003 which resulted in an expense of approximately $74,000 which was recorded in the first quarter of 2003. Our 2003 senior credit facility requires that we fix the base-borrowing rate applicable to at least 50% of the outstanding amount of our term loan under the senior credit facility for a period of two years from the date of issuance. In August 2003, we entered into six new interest rate swap agreements pursuant to which we fixed the rates on an additional $250 million notional amount of our outstanding variable rate borrowings outstanding at December 31, 2003. As a result of the swap agreements currently in effect as of December 31, 2003, approximately 73.3% of our variable interest rate debt outstanding is fixed.

        All of the interest rate swap agreements have quarterly interest payments, based on three month LIBOR, due on the last day of each March, June, September and December, which began on September 30, 2003. The fair value of these swaps at inception was zero. Due to subsequent movements in interest rates, as of December 31, 2003, the fair values of these swap agreements were negative and were adjusted to reflect a liability of approximately $2.4 million. During 2003 and 2002, we recorded interest expense of approximately $2.9 million and $2.8 million, respectively, as a result of interest rate protection agreements.

Interest and Future Maturities

        Interest paid during 2003, 2002 and 2001 was approximately $44.9 million, $39.0 million and $42.9 million, respectively.

        As a result of the senior credit refinancing, future maturities of long-term debt at December 31, 2003 were (dollars in thousands):

Year	Amount
2004	$4,800
2005	$4,950
2006	$4,950
2007	$4,800
2008	$4,800
Thereafter	$658,600

NOTE 6.    Accounting for Goodwill and Other Noncurrent Assets

        Goodwill represents the excess purchase price over the fair value of net assets acquired. Prior to 2002, goodwill was amortized over three to twenty-five years from the date of acquisition using the straight-line method. Effective January 1, 2002, we have applied the provisions of Statement of Financial Accounting Standards No. 142, ("SFAS 142"), "Goodwill and Other Intangible Assets," in our accounting for goodwill. SFAS 142 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when event or changes in circumstances indicate that the asset might be impaired. For indefinite lived intangible assets, impairment is tested by comparing the carrying value of the asset to the fair value of the reporting unit to which they are assigned. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Goodwill has been tested for impairment during the first and fourth quarters of 2002 and fourth quarter of 2003. It will be tested for impairment at least annually.

        Goodwill was $48.8 million at December 31, 2003, compared to $46.4 million at December 31, 2002. This increase relates to our acquisition of MedClaim Inc. in the second quarter of 2003. (See Note 3.) Goodwill represented 7.3% and 7.5% of total assets at December 31, 2003 and December 31, 2002, respectively.

        The following table shows the effect of the adoption of SFAS 142 on our net income as if the adoption had occurred on January 1, 2001 (dollars in thousands, except per share data):

	Pro Forma Year ended December 31,
	2003	2002	2001
Net earnings available to common shareholders-as reported	$60,150	$150,156	$23,901
Amortization adjustment	—	—	3,372

Adjusted net earnings	$60,150	$150,156	$27,273

Basic earnings per common share—as reported	$1.03	$2.12	$0.34
Amortization adjustment	—	—	0.04

Adjusted basic earnings per common share	$1.03	$2.12	$0.38

Dilutive earnings per common share—as reported	$0.93	$1.93	$0.32
Amortization adjustment	—	—	0.05

Adjusted dilutive earnings per common share	$0.93	$1.93	$0.37

        We have recorded amortizable intangible assets, which are included in Other Assets on our consolidated balance sheets. Other assets include the following (dollars in thousands):

	December 31, 2003	December 31, 2002
Patents, trademarks and other	$12,240	$12,269
Accumulated amortization	(8,190)	(6,840)

	4,050	5,429
Investment in assets subject to leveraged leases	16,445	16,445
Deposits and other	8,002	8,293

Other tangible, noncurrent assets, net	24,447	24,738

Total other assets, net	$28,497	$30,167

        We acquired beneficial ownership of two Grantor Trusts in December 1996 and December 1994. The assets held by each Trust consist of a McDonnell Douglas DC-10 aircraft and three engines. In connection with the acquisitions, KCI paid cash equity of $7.2 million and $7.6 million, respectively. At the date of the acquisition, the Trusts held debt of $48.4 million and $51.8 million, respectively, which is non-recourse to KCI. The aircraft are leased to the Federal Express Corporation through June 2012 and January 2012, respectively. Federal Express pays monthly rent to a third party who, in turn, pays the entire amount to the holders of the non-recourse indebtedness, which is secured by the aircraft. The holder's recourse in the event of a default is limited to the Trust assets.

        Amortization expense, related to finite-lived intangibles, was approximately $1.3 million, $1.3 million, and $1.9 million for 2003, 2002, and 2001, respectively. We amortize these intangible assets over 5 to 17 years, depending on the estimated economic life of the individual asset. The following table shows the estimated amortization expense, in total for all finite-lived intangible assets, to be incurred over the next five years (dollars in thousands):

Year ended December 31,	Estimated Amortization Expense
2004	$512
2005	$375
2006	$319
2007	$290
2008	$290

        Loan issuance costs include approximately $19.8 million of costs incurred in connection with the issuance of debt in our 2003 recapitalization. These costs are amortized using the effective interest method over the respective term of debt to which they specifically relate. We also capitalized approximately $950,000 of issuance costs on the issuance of our Series A Convertible Preferred Stock which we are amortizing using the effective interest method over the conversion period. Amortization of loan and preferred stock issuance costs recorded for the years ended December 31, 2003, 2002 and 2001 are $7.5 million, $2.3 million and $2.3 million, respectively. The amortization for 2003 includes approximately $5.2 million of loan issuance costs written off associated with the debt retired as part of our 2003 recapitalization.

NOTE 7.    Leasing Obligations

        We are obligated for equipment under various capital leases, which expire at various dates during the next two years. At December 31, 2003, the gross amount of equipment under capital leases totaled approximately $5.2 million and related accumulated depreciation was approximately $2.4 million.

        We lease our headquarters facility, computer and telecommunications equipment, service vehicles, office space, various storage spaces and manufacturing facilities under non-cancelable operating leases, which expire at various dates over the next ten years. Total rental expense for operating leases was $22.2 million, $17.7 million and $13.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        Future minimum lease payments under capital and non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2003 are as follows (dollars in thousands):

	Capital Leases	Operating Leases
2004	$1,765	$22,698
2005	1,035	18,506
2006	348	15,261
2007	4	11,386
2008	—	8,903
Thereafter	—	16,973

Total minimum lease payments	$3,152	$93,727

Less amount representing interest	225

Present value of net minimum capital lease payments	2,927
Less current portion	1,576

Obligations under capital leases, excluding current installments	$1,351

NOTE 8.    Income Taxes

        Earnings before income taxes consists of the following (dollars in thousands):

	Year Ended December 31,
	2003	2002	2001
Domestic	$81,874	$229,270	$28,824
Foreign	29,559	16,887	12,384

	$111,433	$246,157	$41,208

        Income tax expense attributable to income from continuing operations consists of the following (dollars in thousands):

	Year Ended December 31, 2003
	Current	Deferred	Total
Federal	$97,222	$(65,862)	$31,360
State	5,539	(3,570)	1,969
International	9,278	(820)	8,458

	$112,039	$(70,252)	$41,787

	Year Ended December 31, 2002
	Current	Deferred	Total
Federal	$15,195	$68,256	$83,451
State	1,318	4,204	5,522
International	7,922	(894)	7,028

	$24,435	$71,566	$96,001

	Year Ended December 31, 2001
	Current	Deferred	Total
Federal	$9,371	$1,818	$11,189
State	2,283	(433)	1,850
International	4,467	(199)	4,268

	$16,121	$1,186	$17,307

        Income tax expense attributable to earnings before income taxes differed from the amounts computed by applying the statutory tax rate of 35 percent to pre-tax earnings from continuing operations as a result of the following (dollars in thousands):

	Year Ended December 31,
	2003	2002	2001
Computed "expected" tax expense	$39,002	$86,155	$14,423
Nondeductible goodwill	—	—	324
State income taxes, net of federal benefit	1,280	3,590	1,202
Tax-exempt interest from municipal bonds	(175)	(32)	—
Nondeductible meals and entertainment	558	357	236
Foreign income taxed at other than U.S. rates	(1,887)	(441)	(419)
Utilization of foreign net operating loss	—	(47)	(48)
Non-consolidated foreign net operating loss	—	1,606	401
Foreign, other	2,517	3,817	1,693
Other, net	492	996	(505)

	$41,787	$96,001	$17,307

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below (dollars in thousands):

	2003	2002
Deferred Tax Assets:
Accounts receivable, principally due to allowance for doubtful accounts	$13,093	$7,553
Foreign net operating loss carry forwards	2,466	1,606
Inventories, principally due to additional costs capitalized for tax purposes pursuant to the Tax Reform Act of 1986	1,575	981
Deferred gain on sale of headquarters facility	3,077	3,401
Derivative tax adjustments	841	469
Accrued liabilities	7,240	1,948
Deferred foreign tax asset	2,272	1,453
Other	5,408	5,561

Total gross deferred tax assets	35,972	22,972
Less: valuation allowance	(2,466)	(1,606)

Net deferred tax assets	33,506	21,366

Deferred Tax Liabilities:
Plant and equipment, principally due to differences in depreciation and basis	(34,310)	(29,360)
Deferred revenue	—	(61,250)
Deferred state tax liability	(923)	(4,737)
Net intangible assets, deducted for book purposes over a longer life than for tax purposes	(2,045)	(857)
Other	(45)	(1,501)

Total gross deferred tax liabilities	(37,323)	(97,705)

Net deferred tax liability	(3,817)	(76,339)
Less: current portion	22,749	(55,887)

	$(26,566)	$(20,452)

        At December 31, 2003, $2.5 million of foreign operating loss carryforwards, which can be utilized indefinitely, are available to reduce future taxable earnings of certain foreign subsidiaries. A valuation allowance has been provided for the deferred tax assets related to the foreign loss carryforwards. The net valuation allowance increased by approximately $860,000 and $943,000 and decreased by approximately $13,000 for the years ended December 31, 2003, 2002 and 2001, respectively. We anticipate that the reversal of existing taxable temporary differences and future income will provide sufficient taxable income to realize the tax benefit of the remaining deferred tax assets.

        Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $79.9 million, $57.3 million and $38.8 million at December 31, 2003, 2002 and 2001. These earnings are considered to be permanently reinvested and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividend or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

        Income taxes paid during 2003, 2002 and 2001 were $90.4 million, $24.6 million and $12.0 million, respectively.

NOTE 9.    Shareholders' Equity and Employee Benefit Plans

  Common Stock:

        We are authorized to issue 150.0 million shares of Common Stock, $0.001 par value (the "Common Stock"). The number of shares of Common Stock issued and outstanding at the end of 2003 and 2002 was 41,270,202 and 70,928,040, respectively.

  Series A Convertible Preferred Stock:

        On August 9, 2003, the board of directors of KCI approved the creation of a class of preferred stock designated as Series A Convertible Participating Preferred Stock with a par value of $0.001 per share. On August 11, 2003, we issued a total of 263,794 shares of the preferred stock at an original issue price and stated value of $1,000 per share. The preferred stock is convertible to common stock at a ratio of $17.00 per share of common stock (the estimated fair value of the common stock at the date of issuance). The preferred stock accrues cumulative dividends quarterly at the rate of 9% per annum (or the dividends paid on common stock, whichever is greater), and must be paid in kind for the first three years from the date of issuance, and after that point may be paid in cash or in kind, at KCI's option. We recorded dividends-in-kind, which are paid in kind by increasing the stated value of the preferred stock, of $9.2 million during 2003.

        Upon an initial public offering above $22.00 per share, or upon 20 consecutive post-initial public offering trading days for which the trading price of the common exceeds $23.50, the preferred stock is mandatorily convertible into common stock. If we have an initial public offering at less than $22.00 per share, we can force conversion if we make the holders of the preferred stock whole for the shortfall between the initial public offering price and $22.00 per share. Additionally, if the conversion has not been triggered based on trading price, we can force conversion by making the preferred stockholders whole by issuing them additional common stock as if they had converted at a value of $23.50 per share.

        If, prior to December 31, 2005, conversion of the preferred stock occurs through automatic conversion as a result of an initial public offering or post initial public offering trading as discussed above, or as a result of our forcing conversion as described above, or should KCI be sold, the holders would be entitled to receive paid-in-kind dividends as if the preferred stock had remained outstanding through December 31, 2005.

        Except as otherwise required by law, the holders of the preferred stock are entitled to vote, on an as-converted basis, together with our common shareholders. KCI, Fremont Partners, L.P., Blum Capital Partners, L.P. and Dr. Leininger, and their affiliates, entered into an Investors' Rights Agreement with the other holders of the preferred stock, which provides for "piggyback" registration rights, restrictions on transfer of the shares of the preferred stock, rights of first offer, "tag-along" rights and "bring-along" rights. Fremont Partners, L.P., Blum Capital Partners, L.P. and Dr. Leininger and their respective affiliates purchased an aggregate of $190.0 million of the preferred stock.

        We paid approximately $5.8 million in arrangement fees to the preferred stock investors. Because the net cash received from the investors related to the preferred stock is approximately $258.0 million and the preferred stock holders are entitled to immediate conversion to common stock for value equal to $263.8 million, a beneficial conversion feature of $5.8 million exists. We have recorded the net proceeds received from the preferred stock holders in equity and have recorded a beneficial conversion feature which has the effect of reducing the preferred stock recorded to $252.2 million. We will accrete through preferred dividends the amount recorded for preferred stock up to its conversion amount over future periods to the redemption date, using the effective interest method. Dividends no longer accrete after twelve years. We also incurred approximately $950,000 in direct and incremental costs related to the preferred stock. We have capitalized these costs and they will be amortized to dividends over 12 years unless the preferred stock is previously converted or redeemed.

        After August 11, 2006, the preferred stock dividends may be paid in cash or in kind, at our option. If we opt to pay the dividends in kind, a new beneficial conversion may exist and would be evaluated and recorded at that time.

        The terms of our preferred stock restrict us from declaring and paying dividends on our common stock until such time as all outstanding dividends have been paid related to the preferred stock. The preferred stock shall, with respect to the right to receive dividends or distributions of assets and rights upon KCI's liquidation, dissolution or winding up, rank senior to the common stock. The stated value for the preferred stock is equal to the initial stated value together with any accrued dividends through such date that have been added to the stated valued through accretion.

        The preferred stock shall be mandatorily redeemed by KCI on the twelfth anniversary of the issue date, subject to two extension periods, which can extend the mandatory redemption date through the seventeenth anniversary of the issue date. The preferred stock must be redeemed for cash, common stock or a combination of cash and common stock, at our option, for fair market value of the common stock along with any cash, equal to the stated value of the preferred stock or the average closing price of the common stock into which such preferred stock is then convertible for the 20 consecutive trading days immediately preceding such redemption. However, such common stock must be listed on a United States national securities exchange or quoted on the NASDAQ stock market and the common stock to be issued in redemption shall not represent more then 35% of the fully diluted common stock of KCI.

  Investment Plan:

        We have an Investment Plan intended to qualify as a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986. The Investment Plan is available to all domestic employees and we match employee contributions up to a specified limit. In 2003, 2002 and 2001, we made matching contributions and charged to expense approximately $3.4 million, $2.0 million and $1.4 million, respectively.

  Deferred Compensation Plan:

        KCI offers a deferred compensation plan for key management personnel. The deferred compensation plan was started in 1995 and guarantees the employee a rate of return for a defined plan year as stated in the enrollment form for each plan year. The employee may receive distributions in a lump sum, or over five or ten years upon retirement as defined, or at a date previously specified. The Company's obligation under the Plan is that of an unsecured promise to pay in the future. Amounts payable to a participant shall be paid from the general assets of the Company, exclusively. The Company has established a Rabbi Trust to increase security for the Plan benefits. At December 31, 2003, the assets in the Rabbi Trust include approximately $5.2 million of cash surrender value under life insurance policies for the participants and the liability of the Plan is approximately $5.5 million. Both the assets and the liabilities of the plan have been reflected in our consolidated financial statements.

NOTE 10.    Stock Option Plans

        In October 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation." While the accounting standard encouraged the adoption of a new fair-value method for expense recognition, Statement 123 allows companies to continue accounting for stock options and other stock-based awards as provided in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). We have elected to follow the provisions of APB 25 and related interpretations in accounting for our stock options plans because, as discussed below, the alternative fair-value method prescribed by FASB Statement No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of our employee stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        In December 1997, our Board of Directors approved the 1997 Management Equity Plan. The maximum aggregate number of shares of Common Stock that may be issued in connection with grants under the Management Equity Plan, as amended, is approximately 13.9 million shares, subject to adjustment as provided for in the plan. The Management Equity Plan is administered, and grants determined, by a committee of the Board of Directors. The exercise price and term of options granted under the Management Equity Plan shall be determined by the committee, however, in no event shall the term of any option granted under the Management Equity Plan exceed ten years. The Management Equity Plan supersedes all other stock option plans. During the 1997 recapitalization transaction, 60 employees rolled stock options covering an additional 5.5 million shares of our common stock into the 1997 Management Equity Plan. No new grants will be made under this plan.

        In May 2003, our board of directors approved the 2003 Non-Employee Directors Stock Plan (the "Directors Stock Plan"). Automatic grants of options, restricted stock and stock under this plan shall be made to non-employee directors of the Company. The maximum aggregate number of shares of common stock that may be issued in connection with grants under the Directors Stock Plan is 400,000 shares, subject to adjustment as provided for in the plan. The exercise price of options granted under this plan is determined as the fair market value, as determined by our Board of Directors, of the shares of the Company's common stock on the date that such option is granted. The options granted will vest and become exercisable incrementally over a period of three years. The right to exercise an option shall terminate seven years after the grant date, unless sooner as provided for in the plan. The Directors Stock Plan is administered by a committee of the board of directors.

        The following table summarizes the number of common shares reserved for future issuance under our stock option plans:

1997 Management Equity Plan (see Note 17)	850,010
2003 Non-Employee Directors Stock Plan	308,120

1,158,130

        See Note 17 regarding subsequent event relating to stock option plans.

        The following table summarizes information about stock options outstanding at December 31, 2003 (options in thousands):

Range of Exercise Prices	Options Outstanding at 12/31/03	Weighted Average Remaining Contract Life (years)	Weighted Average Exercise Price	Options Exercisable at 12/31/03	Weighted Average Exercise Price
$0.91 to $1.68	354.9		$1.14	354	$1.14
$1.69 to $4.12	1,914	2.2	$2.97	1,914	$2.97
$4.13 to $6.99	8,163	4.4	$4.76	4,039	$4.70
$7.00 to $17.00	1,166	6.4	$9.09	76	$7.31

	11,597	4.1	$4.79	6,383	$4.02

        A summary of our stock option activity, and related information, for years ended December 31, 2003, 2002 and 2001 follows (options in thousands):

	2003		2002		2001
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding—beginning of year	17,075	$4.32	17,542	$4.28	16,985	$4.18
Granted	682	$10.58	323	$7.00	1,677	$5.09
Exercised(1)	(5,730)	$4.09	(121)	$3.69	(734)	$3.67
Forfeited	(430)	$5.02	(669)	$4.42	(386)	$4.81

Options outstanding—end of year	11,597	$4.79	17,075	$4.32	17,542	$4.28

Exercisable at end of year	6,383	$4.02	11,575	$4.00	9,540	$3.78

Weighted average fair value of options granted during the year		$1.82		$2.15		$1.84

(1)
The 2003 options exercised includes 4,664,739 options exercised in relation to the recapitalization completed in 2003. (See Note 2.)

NOTE 11.    Other Comprehensive Income

        The components of other comprehensive income are as follows (dollars in thousands):

	Year ended December 31,
	2003	2002	2001
Net earnings	$69,646	$150,156	$23,901
Foreign currency translation adjustment	15,298	5,511	(1,213)
Net derivative loss, net of taxes of $1,402 in 2003, $562 in 2002 and $1,592 in 2001	(2,603)	(1,045)	(2,956)
Reclassification adjustment for losses included in income, net of taxes of $1,030 in 2003, $972 in 2002 and $713 in 2001	1,914	1,807	1,323
Reclassification adjustment for loss recognized on termination of interest rate swap, net of taxes (benefit) of $305 in 2002 and $372 in 2001	—	(549)	691
Reclassification adjustment for amortization of loss recognized on termination of interest rate swap, net of tax benefit of $76	—	—	(142)

Other comprehensive income	$84,255	$155,880	$21,604

        As of December 31, 2003, derivative financial instruments valued at a liability of approximately $2.4 million were recorded as a result of our adoption of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This liability is based upon the valuation of our interest rate protection agreements associated with our new senior credit facility. (See Note 5.)

NOTE 12.    Earnings Per Share

        The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net earnings per common share. Net earnings per share was calculated using the weighted average number of common shares outstanding. Dilutive potential common shares, which consist of stock options and Series A convertible preferred stock, were excluded from the computation of the weighted average number of common shares outstanding in 2003 because their effect was antidilutive (dollars in thousands, except per share data) (See Note 1 (p).)

	Year ended December 31,
	2003	2002	2001
Net earnings	$69,646	150,156	$23,901
Series A convertible preferred stock dividends	(9,496)	—	—

Net earnings available to common shareholders	$60,150	$150,156	$23,901

Average common shares:
Basic (weighted-average outstanding shares)	58,599	70,927	70,917
Dilutive potential common shares from stock options	5,894	6,735	3,079
Dilutive potential common shares from preferred stock conversion(1)	—	—	—

Diluted (weighted-average outstanding shares)	64,493	77,662	73,996

Basic earnings per common share	$1.03	$2.12	$0.34

Diluted earnings per common share	$0.93	$1.93	$0.32

(1)
Due to their antidilutive effect, 7,522,004 dilutive potential common shares from preferred stock conversion have been excluded from the diluted weighted average shares calculation for 2003.

NOTE 13.    Commitments and Contingencies

        On February 21, 1992, Novamedix Limited, or Novamedix, filed a lawsuit against us in the United States District Court for the Western District of Texas, San Antonio Division. Novamedix manufactures a product that competes directly with one of our vascular products, the PlexiPulse. The suit alleges that the PlexiPulse infringes several patents held by Novamedix, that we breached a confidential relationship with Novamedix and a variety of ancillary claims. Novamedix seeks injunctive relief and monetary damages. A judicial stay which was in effect with respect to all patent claims in this case has been lifted. Although it is not possible to reliably predict the outcome of this litigation or the damages which could be awarded, we believe that our defenses to these claims are meritorious and that the litigation will not have a material adverse effect on our business, financial condition or results of operations.

        On July 1, 1998, Mondomed N.V. filed an opposition in the European Patent Office to a European patent owned by Wake Forest University, which we license for our V.A.C. system. They were joined in this opposition by Paul Hartmann A.G. on December 16, 1998. The patent was upheld at a hearing before a European Patent Office Opposition Division Panel on December 9, 2003. The patent, as originally granted, was corrected to expand the range of pressures covered by the patent from 0.10 - 0.99 atmospheres to 0.01 - 0.99 atmospheres and was modified to provide that the "screen means" covered by our patent is polymer foam and, under European patent law, its equivalents. The screen means in the patent, among other things, helps to remove fluid from within and around the wound, distributes negative pressure within the wound, enhances the growth of granulation tissue and prevents wound overgrowth. In our V.A.C. systems, the foam dressing placed in the wound serves as the screen means. We use two different types of polymer foams as the screen means in our V.A.C. systems. A written ruling is expected in the next several months. Any party to the Opposition is entitled to appeal after the issuance of the written order. We intend to appeal the new screen means definition established by the panel. We believe it will take two to three years to complete the appeal process. During the pendency of the appeal, the original patents will remain in place. We believe that this decision will not affect our U.S. patents.

        On January 4, 2002, Safe Bed Technologies Company, or Safe Bed, filed a lawsuit against us in the United States District Court for the Northern District of Illinois, Eastern Division. The suit alleges that certain of our therapeutic surfaces products, including the TriaDyne and BariAir products, infringe a Safe Bed patent. We have asserted counterclaims for declarations of non-infringement and patent invalidity. Although it is not possible to reliably predict the outcome of this litigation or the damages which could be awarded, we believe that we have meritorious defenses to Safe Bed's claim that the litigation will not have a material adverse effect on our business, financial condition or results of operations.

        On August 28, 2003, KCI, KCI Licensing Inc., KCI USA, Inc. and Wake Forest University Health Sciences filed a lawsuit against BlueSky Medical Corporation, Medela AG, Medela, Inc. and Patient Care Systems, Inc. in the United States District Court for the Western District of Texas, San Antonio Division alleging infringement of multiple claims under two V.A.C. patents, arising from the manufacturing and marketing of a medical device by BlueSky. In addition to patent infringement, we have asserted causes of action for breach of contract, tortious interference and unfair competition. BlueSky and Medela, Inc. have filed answers to the complaint and have asserted counterclaims against us for declarations of non-infringement and patent invalidity. Patient Care Systems, Inc. has filed an answer, but has not asserted any counterclaims. Medela AG has filed a motion to dismiss based on lack of personal jurisdiction. Such motion has not been ruled upon by the Court. A trial date for the lawsuit has been set for June 2005. Although it is not possible to reliably predict the outcome of this litigation, we believe our claims are meritorious.

        We are a party to a number of additional lawsuits arising in the ordinary course of our business. Provisions have been made in our financial statements for estimated exposures related to these lawsuits. We anticipate that the legal fees incurred in connection with the litigation discussed above will be immaterial. In the opinion of management, the disposition of these matters will not have a material adverse effect on our business, financial condition or results of operations.

        The manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. We currently have certain product liability claims pending for which provision has been made in our financial statements. Management believes that resolution of these claims will not have a material adverse effect on our business, financial condition or results of operations. We have not experienced any significant losses due to product liability claims and management believes that we currently maintain adequate liability insurance coverage.

        Other than commitments for new product inventory, including disposable "for sale" products of $17.6 million, we have no material long-term capital commitments and can adjust our level of capital expenditures as circumstances dictate.

        See discussion of our self-insurance program at Note 1 and leases at Note 7.

NOTE 14.    Segment and Geographic Information

        We are principally engaged in the rental and sale of innovative therapeutic systems and surfaces throughout the United States and in 15 primary countries internationally. Revenues are attributed to individual countries based on the location of the customer.

        We define our business segments based on geographic management responsibility. We have two reportable segments: USA, which includes operations in the United States, and International, which includes operations for all international units. We have two primary product lines including V.A.C. and Therapeutic Surfaces/Other. Revenues for each of our product lines are disclosed for our operating segments. No discrete financial information is available for our product lines other than revenue. Our product lines are marketed and serviced by the same infrastructure and, as such, we do not manage our business by product line but rather by operating segments, which include our USA and our International Segments. We measure segment profit as operating earnings, which is defined as income before interest income or expense, foreign currency gains and losses, and income taxes. All intercompany transactions are eliminated in computing revenue, operating earnings and assets. Prior years have been made to conform with the current presentation. Information on segments and a reconciliation of consolidated totals are as follows (dollars in thousands):

	Year Ended December 31,
	2003	2002	2001
Revenue:
USA:
V.A.C.	$399,854	$269,158	$166,242
Therapeutic surfaces/other	180,028	180,033	187,881

Subtotal - USA	579,882	449,191	354,123

International:
V.A.C.	81,946	44,256	23,759
Therapeutic surfaces/other	102,008	86,985	78,065

Subtotal - International	183,954	131,241	101,824

	$763,836	$580,432	$455,947

Operating earnings:
USA	$199,147	$145,541	$109,471
International	25,455	18,348	19,124
Recapitalization expenses	(70,085)	—	—
Unusual item-litigation settlement (gain)	75,000	173,250	—
Other(1):
Executive	(16,415)	(12,272)	(13,060)
Finance	(21,081)	(17,175)	(13,040)
Manufacturing/Engineering	(7,563)	(6,695)	(4,394)
Administration	(29,558)	(18,328)	(10,419)

Total other	(74,617)	(54,470)	(40,913)

	$154,900	$282,669	$87,682

Depreciation and amortization:
USA	$22,010	$18,865	$19,902
International	14,211	9,302	8,296
Other(1):
Executive	341	484	2,123
Finance	5,263	3,553	2,780
Manufacturing/Engineering	1,762	1,983	1,632
Administration	3,306	2,811	2,482

Total other	10,672	8,831	9,017

	$46,893	$36,998	$37,215

	Year Ended December 31,
	2003	2002	2001
Total Assets:
USA	$431,166	$280,870	$222,433
International	157,369	114,192	74,015
Other:
Executive	7,672	8,834	14,869
Finance	14,778	12,270	7,234
Manufacturing/Engineering	13,292	13,605	13,046
Administration	40,819	188,288	11,596

Total other	76,561	222,997	46,745

	$665,096	$618,059	$343,193

Gross capital expenditures:
USA	$31,848	$24,263	$24,771
International	22,541	14,203	8,097
Other:
Executive	—	—	—
Finance	20,207	14,677	8,201
Manufacturing/Engineering	1,680	1,403	2,928
Administration	—	—	—

Total other	21,887	16,080	11,129

	$76,276	$54,546	$43,997

(1)
Other includes general headquarter expenses which are not allocated to the individual segments and are included in selling, general and administrative expenses within our Consolidated Statements of Operations.

        The following is other selected geographic financial information of KCI (dollars in thousands):

	Year Ended December 31,
	2003	2002	2001
Geographic location of long-lived assets:
Domestic	$184,165	$150,133	$149,689
Foreign	58,116	37,851	22,438

Total long-lived assets	$242,281	$187,984	$172,127

NOTE 15.    Quarterly Financial Data (unaudited)

        The unaudited consolidated results of operations by quarter are summarized below (dollars in thousands, except per share data):

	Year Ended December 31, 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$167,003	$182,877	$198,042	$215,914
Gross profit	$73,979	$80,253	$87,472	$101,939
Recapitalization expenses	—	—	$69,955	$130
Unusual item-litigation settlement	—	—	—	$75,000
Operating earnings	$33,073	$35,764	$(31,184)	$117,247
Net earnings	$16,927	$19,018	$(34,253)	$67,954
Series A convertible preferred stock dividends	$—	$—	$(3,427)	$(6,069)
Net earnings available to common shareholders	$16,927	$19,018	$(37,680)	$61,885
Net earnings per share available to common shareholders:
Basic	$0.24	$0.27	$(0.74)	$1.50
Dilutive	$0.21	$0.25	$(0.74)	$1.03
Average common shares:
Basic (weighted average outstanding shares)	70,995	71,070	51,139	41,203

Diluted (weighted average outstanding shares)	79,861	77,236	51,139	65,842

	Year Ended December 31, 2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$127,460	$137,428	$150,887	$164,657
Gross profit	$55,746	$58,719	$65,352	$72,315
Unusual item-litigation settlement	—	—	—	$173,250
Operating earnings	$24,554	$26,148	$26,398	$205,569
Net earnings	$8,433	$11,596	$9,103	$121,024
Net earnings per share available to common shareholders:
Basic	$0.12	$0.16	$0.13	$1.71
Dilutive	$0.11	$0.15	$0.12	$1.56
Weighted average shares outstanding:
Basic	70,925	70,926	70,928	70,928

Diluted	77,721	77,683	77,664	77,643

        Earnings per share for the full year may differ from the total of the quarterly earnings per share due to rounding differences.

NOTE 16.    Unusual Item—Litigation Settlement

        During the fourth quarters of 2003 and 2002, we recorded gains in connection with two separate payments from the settlement of an antitrust lawsuit with Hillenbrand Industries, Inc. and Hill-Rom Company, Inc., a wholly-owned subsidiary of Hillenbrand (together, "Hillenbrand"). On December 31, 2002, under the settlement, Hillenbrand agreed to pay KCI $250.0 million. The initial payment of

$175.0 million was paid on January 2, 2003. Net of legal fees and expenses, this transaction added $173.3 million of pretax income and $106.4 million of net earnings to the 2002 results. We recorded a $66.8 million current deferred tax liability related to this gain. The second payment of $75.0 million was received on December 31, 2003 and added $75.0 million of pre-tax income and $46.9 million of net earnings to the 2003 results.

NOTE 17.    Subsequent Events (unaudited)

        On March 22, 2004, we made a prepayment of $50.0 million on our new senior credit facility.

        On March 10, 2004, we launched an exchange offer to all holders of our 7 3/8% Senior Subordinated Notes due 2013 pursuant to which the holders may exchange their notes for a new issue of notes pursuant to a registration rights agreement and a Registration Statement on Form S-4 declared effective on March 2, 2004 by the SEC. The exchange notes will be identical in all material respects to the notes being exchanged, except that the exchange notes will not contain terms restricting their transfer or any terms related to registration rights. For each note surrendered pursuant to the exchange offer and not withdrawn by the holder, the holder of the note will receive an exchange note having the principal amount equal to that of the surrendered note. The exchange notes will bear interest from the most recent date on which interest has been paid on the original notes. The exchange offer and withdrawal rights will expire at 5:00 p.m., New York City time, on April 7, 2004, unless terminated or extended by us.

        On February 27, 2004, we closed an initial public offering of our common stock at a price of $30.00 per share, through which we sold 3,500,000 newly-issued shares and the selling shareholders sold an aggregate of 17,200,000 existing shares. On February 27, 2004, upon the closing of the initial public offering, we issued an irrevocable notice to the holders of our 7 3/8% Senior Subordinated Notes due 2013 to redeem $71.75 million principal amount of such notes on March 29, 2004 pursuant to a provision in the indenture governing the notes that permits us to use all or a portion of the net cash proceeds of an equity offering to redeem the notes at a redemption price equal to 107.375% of their principal amount plus accrued and unpaid interest to the date of redemption.

        Upon the closing of our initial public offering, all of the then-outstanding shares of our Series A convertible preferred stock were automatically converted into 19,199,520 shares of common stock.

        Additionally, we amended our new senior credit agreement effective upon the closing of our initial public offering as follows:

  •
  There will be a new term loan B facility that will be used to repay the existing term loan B facility, and the applicable margin with respect to the new term loan B facility will be (a) at any time the leverage ratio is greater than 2.25 to 1.00, 1.25% in the case of base rate loans and 2.25% in the case of Eurodollar loans, (b) at any time the leverage ratio is less than or equal to 2.25 to 1.00, 1.00% in the case of base rate loans and 2.00% in the case of Eurodollar loans, and (c) at any time our leverage ratio is less than 1.75 to 1.00, and the loans are rated at least Ba2 by Moody's and BB+ by Standard and Poor's, .75% in the case of base rate loans and 1.75% in the case of Eurodollar loans.

  •
  We will be permitted to either prepay our 7 3/8% Senior Subordinated Notes due 2013 or our term loan B with the proceeds of the offering not used to pay bonuses to management and transaction fees and expenses. In addition, we will be permitted to prepay our 7 3/8% Senior Subordinated Notes due 2013 with any cash tax benefits associated with bonuses paid to management, any cash on hand.

    We will also be permitted to repurchase our 7 3/8% Senior Subordinated Notes due 2013 without limit so long as we meet our specified leverage ratio test and are not in default.

  •
  We will no longer be required to prepay the loans under the senior credit facility with the net cash proceeds of capital contributions or issuances of equity other than with certain net cash proceeds of the initial public offering not used to redeem subordinated notes.

  •
  We will be permitted to effect open-market purchases of our capital stock in an amount up to $25.0 million per year. In addition, we will have the ability to pay cash dividends on, or purchase, our capital stock in an amount up to $20.0 million per year if our pro forma leverage ratio, as defined in the senior credit agreement, is between 2.25 to 1.00 and 2.50 to 1.00, and without limit if our pro forma leverage ratio is less than or equal to 2.25 to 1.00.

  •
  We will be able to use up to $40 million of the revolving credit facility for letters of credit.

        On February 9, 2004, in connection with the initial public offering, the Company's shareholders amended the Company's Articles of Incorporation to increase the number of shares of stock authorized to be issued by the Company to 225,000,000 shares of common stock and 50,000,000 shares of preferred stock. In addition, on that same date, the Company's shareholders approved the 2004 Equity Plan and the 2004 Employee Stock Purchase Plan (the "2004 ESPP"). The 2004 Equity Plan will be effective on the date our securities are listed on the NYSE and reserves for issuance a maximum of 7,000,000 shares of common stock to be awarded as stock options, stock appreciation rights, restricted stock and/or restricted stock units. Of the 7,000,000 shares, 20% may be issued in the form of restricted stock, restricted stock units or a combination of the two. No awards have been made under this plan.

        The 2004 ESPP will become effective in the second quarter of 2004. The maximum number of shares of common stock reserved for issuance under the 2004 ESPP is 2,500,000 shares. Under the 2004 ESPP, each eligible employee will be permitted to purchase shares of our common stock through regular payroll deductions in an amount between 1% and 10% of the employee's compensation for each payroll period, not to exceed $25,000 per year. The 2004 ESPP provides six-month offering periods. Each six-month offering period will be composed of an identical six-month purchase period. Participating employees will be able to purchase shares of common stock with payroll deductions at a purchase price equal to 85% of the fair market value of the common stock at either the beginning of each offering period or the end of each respective purchase period, whichever price is lower.

        Our shareholders also approved an amendment to the 1997 Management Equity Plan which provides that no additional awards will be issued under that plan.

NOTE 18.    Related Party Transactions

        Pursuant to a Management Services Agreement entered into in November 1997 by and among KCI and our primary shareholders, Fremont Partners, Dr. Leininger and Blum Capital Partners, we made semi-annual payments to each of Fremont Partners, Dr. Leininger and Blum Capital Partners of approximately $300,000, $250,000 and $200,000 respectively, as a management fee. On August 11, 2003, as part of the recapitalization, we amended the Management Services Agreement to, among other things, terminate the management fee.

        We issued to our primary shareholders, Fremont Partners, Blum Capital Partners, and Dr. Leininger, and their affiliates, an aggregate of $190.0 million of the Series A convertible preferred stock that we offered in connection with the recapitalization. In addition, we issued to John P. Byrnes, Harry R. Jacobson, M.D., David J. Simpson and C. Thomas Smith, all of whom are non-employee directors of ours, an aggregate $1.8 million of the Series A convertible preferred stock that we offered in connection with the recapitalization. We anticipate that all outstanding shares of our Series A convertible preferred stock will be converted into shares of our common stock immediately prior to the closing of the announced initial public offering.

        A member of our Board of Directors, David J. Simpson, is an officer of Stryker corporation, with which we conduct business on a limited basis. During fiscal 2003, 2002 and 2001, we purchased approximately $2.5 million, $3.6 million and $1.5 million in hospital bed frames from Stryker, respectively. During those same periods, we sold approximately $246,000, $220,000 and $340,000 of therapeutic surfaces to Stryker, respectively.

        A member of our board of directors, C. Thomas Smith, became a member of our board of directors in April 2003, after he had retired as the Chief Executive Officer and President of VHA Inc. VHA Inc. is affiliated with Novation, LLC. Novation is a GPO with which we have had major supply contracts since the 1980s. During fiscal 2003, 2002 and 2001, respectively, we received approximately $128.7 million, $113.1 million and $109.9 million in V.A.C. and therapeutic surfaces revenues under our Novation contracts.

NOTE 19.    Guarantor Condensed Consolidating Financial Statements

        On August 11, 2003, we issued and sold an aggregate of $205.0 million principal amount of 7 3/8% Senior Subordinated Notes due 2013.

        The notes are fully and unconditionally guaranteed, jointly and severally, by each of KCI's direct and indirect 100% owned subsidiaries, other than any entity that is a controlled foreign corporation within the definition of Section 957 of the Internal Revenue code or a holding company whose only assets are investments in a controlled foreign corporation. Each of these subsidiaries is a restricted subsidiary, as defined in the indenture governing the notes. (See Note 5.) We have not presented separate financial statements and other disclosures concerning the subsidiary guarantors because management has determined that such information is not material to investors.

        The following tables present the condensed consolidating balance sheets of KCI as a parent company, our guarantor subsidiaries and our non-guarantor subsidiaries as of December 31, 2003 and 2002 and the related condensed consolidating statements of operations and cash flows for each year in the three-year period ended December 31, 2003.

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Balance Sheet
December 31, 2003
(in thousands)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
ASSETS:
Current assets:
Cash and cash equivalents	$—	$129,695	$26,369	$—	$156,064
Accounts receivable, net	—	153,199	49,903	(3,164)	199,938
Inventories, net	—	17,114	15,139	—	32,253
Deferred income taxes	—	22,749	—	—	22,749
Prepaid expenses and other current assets	—	9,594	3,926	(1,709)	11,811

Total current assets	—	332,351	95,337	(4,873)	422,815
Net property, plant and equipment	—	103,555	55,924	(14,271)	145,208
Loan and preferred stock issuance costs, net	—	19,779	—	—	19,779
Goodwill	—	39,785	9,012	—	48,797
Other assets, net	—	28,049	17,683	(17,235)	28,497
Intercompany investments and advances	(245,401)	642,737	15,333	(412,669)	—

	$(245,401)	$1,166,256	$193,289	$(449,048)	$665,096

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT):
Current liabilities:
Accounts payable	$—	$24,690	$9,696	$—	$34,386
Accrued expenses	134	89,268	23,250	—	112,652
Current installments of long-term debt	—	4,800	—	—	4,800
Current installments of capital lease obligations	—	75	1,501	—	1,576
Intercompany payables	—	22,136	—	(22,136)	—
Derivative financial instruments	—	2,402	—	—	2,402
Income taxes payable	—	36,803	2,600	—	39,403

Total current liabilities	134	180,174	37,047	(22,136)	195,219

Long-term obligations, net of current installments	—	678,100	—	—	678,100
Capital lease obligations, net of current installments	—	—	1,351	—	1,351
Intercompany payables, noncurrent	—	(21,500)	21,500	—	—
Deferred income taxes, net	—	28,838	—	(2,272)	26,566
Deferred gain, sale of headquarters facility	—	9,183	—	—	9,183
Other noncurrent liabilities	—	15,175	—	(14,963)	212

	134	889,970	59,898	(39,371)	910,631
Series A convertible preferred stock	261,719	—	—	—	261,719
Shareholders' equity (deficit)	(507,254)	276,286	133,391	(409,677)	(507,254)

	$(245,401)	$1,166,256	$193,289	$(449,048)	$665,096

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Balance Sheet
December 31, 2002
(in thousands)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
ASSETS:
Current assets:
Cash and cash equivalents	$—	$41,185	$13,300	$—	$54,485
Accounts receivable, net	—	125,106	35,612	(7,822)	152,896
Accounts receivable—other	175,000	—	—	—	175,000
Inventories, net	—	20,113	17,821	—	37,934
Prepaid expenses and other current assets	—	6,377	3,383	—	9,760

Total current assets	175,000	192,781	70,116	(7,822)	430,075
Net property, plant and equipment	—	96,458	23,516	(14,425)	105,549
Loan issuance costs, net	—	5,911	—	—	5,911
Goodwill	—	38,724	7,633	—	46,357
Other assets, net	—	31,420	20,247	(21,500)	30,167
Intercompany investments and advances	(187,076)	508,045	23,447	(344,416)	—

	$(12,076)	$873,339	$144,959	$(388,163)	$618,059

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT):
Current liabilities:
Accounts payable	$—	$4,632	$6,524	$—	$11,156
Accrued expenses	1,522	46,058	13,976	—	61,556
Current installments of long-term debt	—	30,550	—	—	30,550
Current installments of capital lease obligations	—	157	—	—	157
Intercompany payables	—	22,497	—	(22,497)	—
Derivative financial instruments	—	1,341	—	—	1,341
Income taxes payable	—	8,615	6,000	—	14,615
Current deferred income taxes	66,838	(10,951)	—	—	55,887

Total current liabilities	68,360	102,899	26,500	(22,497)	175,262

Long-term obligations, net of current installments	—	491,300	—	—	491,300
Capital lease obligations, net of current installments	—	75	20	—	95
Intercompany payables, noncurrent	—	(21,500)	21,500	—	—
Deferred income taxes, net	—	20,202	—	250	20,452
Deferred gain, sale of headquarters facility	—	10,023	—	—	10,023
Other noncurrent liabilities	—	22,863	—	(21,500)	1,363

	68,360	625,862	48,020	(43,747)	698,495
Shareholders' equity (deficit)	(80,436)	247,477	96,939	(344,416)	(80,436)

	$(12,076)	$873,339	$144,959	$(388,163)	$618,059

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Statement of Earnings
For the year ended December 31, 2003
(in thousands)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
Revenue:
Rental	$—	$460,204	$122,597	$—	$582,801
Sales	—	156,761	66,854	(42,580)	181,035

Total revenue	—	616,965	189,451	(42,580)	763,836
Rental expenses	—	242,565	113,510	—	356,075
Cost of goods sold	—	59,959	21,158	(16,999)	64,118

Gross profit	—	314,441	54,783	(25,581)	343,643
Selling, general and administrative expenses	—	177,489	29,224	(13,055)	193,658
Recapitalization expenses	—	70,085	—	—	70,085
Unusual item—litigation settlement (gain)	(75,000)	—	—	—	(75,000)

Operating earnings	75,000	66,867	25,559	(12,526)	154,900
Interest income	—	878	187	—	1,065
Interest expense	—	(52,098)	(2,867)	2,867	(52,098)
Foreign currency gain	—	—	7,566	—	7,566

Earnings before income taxes and equity in earnings of subsidiaries	75,000	15,647	30,445	(9,659)	111,433
Income taxes	28,125	8,572	8,713	(3,623)	41,787

Earnings before equity in earnings of subsidiaries	46,875	7,075	21,732	(6,036)	69,646
Equity in earnings of subsidiaries	22,771	21,732	—	(44,503)	—

Net earnings	$69,646	$28,807	$21,732	$(50,539)	$69,646
Series A convertible preferred stock dividends	(9,496)	—	—	—	(9,496)

Net earnings available to common shareholders	$60,150	$28,807	$21,732	$(50,539)	$60,150

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Statement of Earnings
For the year ended December 31, 2002
(in thousands)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
Revenue:
Rental	$—	$365,782	$87,279	$—	$453,061
Sales	—	107,164	44,828	(24,621)	127,371

Total revenue	—	472,946	132,107	(24,621)	580,432
Rental expenses	—	198,828	77,648	—	276,476
Cost of goods sold	—	49,387	16,514	(14,077)	51,824

Gross profit	—	224,731	37,945	(10,544)	252,132
Selling, general and administrative expenses	—	129,530	13,183	—	142,713
Unusual item-litigation settlement (gain)	(173,250)	—	—	—	(173,250)

Operating earnings	173,250	95,201	24,762	(10,544)	282,669
Interest income	—	294	202	—	496
Interest expense	—	(40,943)	1,702	(1,702)	(40,943)
Foreign currency gain	—	3,555	380	—	3,935

Earnings before income taxes and equity in earnings of subsidiaries	173,250	58,107	27,046	(12,246)	246,157
Income taxes	66,838	22,682	11,257	(4,776)	96,001

Earnings before equity in earnings of subsidiaries	106,412	35,425	15,789	(7,470)	150,156
Equity in earnings of subsidiaries	43,744	15,790	—	(59,534)	—

Net earnings	$150,156	$51,215	$15,789	$(67,004)	$150,156

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Statement of Earnings
For the year ended December 31, 2001
(in thousands)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and ElimiNations	Kinetic Concepts, Inc. and Subsidiaries
Revenue:
Rental	$—	$291,145	$70,489	$—	$361,634
Sales	—	74,564	27,608	(7,859)	94,313

Total revenue	—	365,709	98,097	(7,859)	455,947
Rental expenses	—	165,618	54,867	—	220,485
Cost of goods sold	—	31,859	8,202	(7,109)	32,952

Gross profit	—	168,232	35,028	(750)	202,510
Selling, general and administrative expenses	—	105,460	9,368	—	114,828

Operating earnings	—	62,772	25,660	(750)	87,682
Interest income	—	174	106	—	280
Interest expense	—	(45,116)	—	—	(45,116)
Foreign currency loss	—	(1,322)	(316)	—	(1,638)

Earnings before income taxes and equity in earnings of subsidiaries	—	16,508	25,450	(750)	41,208
Income taxes	—	8,852	8,770	(315)	17,307

Earnings before equity in earnings of subsidiaries	—	7,656	16,680	(435)	23,901
Equity in earnings of subsidiaries	23,901	16,680	—	(40,581)	—

Net earnings	$23,901	$24,336	$16,680	$(41,016)	$23,901

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Statement of Cash Flows
For the year ended December 31, 2003
(in thousands)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
Cash flows from operating activities:
Net earnings	$69,646	$28,807	$21,732	$(50,539)	$69,646
Adjustments to reconcile net earnings to net cash provided by operating activities	84,187	76,739	10,889	38,745	210,560

Net cash provided by operating activities	153,833	105,546	32,621	(11,794)	280,206

Cash flows from investing activities:
Additions to property, plant and equipment	—	(39,814)	(36,596)	134	(76,276)
Decrease in inventory to be converted into equipment for short-term rental	—	2,100	—	—	2,100
Dispositions of property, plant and equipment	—	678	2,897	—	3,575
Business acquisitions, net of cash acquired	—	(2,224)	—	—	(2,224)
Decrease (increase) in other assets	—	2,752	1,185	(4,265)	(328)

Net cash used by investing activities	—	(36,508)	(32,514)	(4,131)	(73,153)

Cash flows from financing activities:
Proceeds from (repayments of) notes payable, long-term, capital lease and other obligations	—	(117,481)	2,832	—	(114,649)
Proceeds from the exercise of stock options	1,725	—	—	—	1,725
Payoff of long-term debt and bonds	—	(408,226)	—	—	(408,226)
Proceeds from issuance of new debt and bonds	—	685,000	—	—	685,000
Proceeds from issuance of preferred stock, net	258,017	—	—	—	258,017
Purchase of common stock	(509,597)	—	—	—	(509,597)
Debt and preferred stock issuance costs	—	(20,729)	—	—	(20,729)
Proceeds (payments) on intercompany investments and advances	81,413	(120,174)	8,113	30,648	—
Other	14,609	1,082	2,017	(17,708)	—

Net cash provided (used) by financing activities:	(153,833)	19,472	12,962	12,940	(108,459)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	2,985	2,985

Net increase in cash and cash equivalents	—	88,510	13,069	—	101,579
Cash and cash equivalents, beginning of year	—	41,185	13,300	—	54,485

Cash and cash equivalents, end of year	$—	$129,695	$26,369	$—	$156,064

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Statement of Cash Flows
For the year ended December 31, 2002
(in thousands)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
Cash flows from operating activities:
Net earnings	$150,156	$51,215	$15,789	$(67,004)	$150,156
Noncash gain on litigation settlement	(173,250)	—	—	—	(173,250)
Adjustments to reconcile net earnings to net cash provided by operating activities	22,866	3,991	8,638	63,853	99,348

Net cash provided (used) by operating activities	(228)	55,206	24,427	(3,151)	76,254

Cash flows from investing activities:
Additions to property, plant and equipment	—	(31,957)	(24,499)	1,910	(54,546)
Increase in inventory to be converted into equipment for short-term rental	—	(300)	—	—	(300)
Dispositions of property, plant and equipment	—	365	1,338	—	1,703
Proceeds from sale of headquarters facility	—	18,232	—	—	18,232
Business acquisitions, net of cash acquired	—	—	(3,596)	—	(3,596)
Decrease (increase) in other assets	—	(2,672)	2,152	—	(520)

Net cash used by investing activities	—	(16,332)	(24,605)	1,910	(39,027)

Cash flows from financing activities:
Proceeds from notes payable, long-term, capital lease and other obligations	—	16,071	20	—	16,091
Proceeds from the exercise of stock options	9	—	—	—	9
Proceeds (payments) on intercompany investments and advances	(5,506)	(8,994)	872	13,628	—
Other	5,725	(4,766)	7,285	(8,244)	—

Net cash provided by financing activities:	228	2,311	8,177	5,384	16,100
Effect of exchange rate changes on cash and cash equivalents	—	—	—	959	959

Net increase in cash and cash equivalents	—	41,185	7,999	5,102	54,286
Cash and cash equivalents, beginning of year	—	—	5,301	(5,102)	199

Cash and cash equivalents, end of year	$—	$41,185	$13,300	$—	$54,485

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Statement of Cash Flows
For the year ended December 31, 2001
(in thousands)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
Cash flows from operating activities:
Net earnings	$23,901	$24,336	$16,680	$(41,016)	$23,901
Adjustments to reconcile net earnings to net cash provided by operating activities	(23,901)	(18,699)	(4,465)	53,059	5,994

Net cash provided by operating activities	—	5,637	12,215	12,043	29,895

Cash flows from investing activities:
Additions to property, plant and equipment	—	(39,651)	(6,424)	2,078	(43,997)
Increase in inventory to be converted into equipment for short-term rental	—	(2,700)	—	—	(2,700)
Dispositions of property, plant and equipment	—	1,392	1,352	—	2,744
Business acquisitions, net of cash acquired	—	—	(80)	—	(80)
Increase in other assets	—	(4,069)	(223)	—	(4,292)

Net cash used by investing activities	—	(45,028)	(5,375)	2,078	(48,325)

Cash flows from financing activities:
Proceeds from notes payable, long-term, capital lease and other obligations	—	16,805	—	—	16,805
Proceeds from the exercise of stock options	24	—	—	—	24
Proceeds (payments) on intercompany investments and advances	275	22,626	(2,319)	(20,582)	—
Other	(299)	(40)	(5,376)	5,715	—

Net cash provided (used) by financing activities	—	39,391	(7,695)	(14,867)	16,829

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(339)	(339)

Net decrease in cash and cash equivalents	—	—	(855)	(1,085)	(1,940)
Cash and cash equivalents, beginning of year	—	—	6,156	(4,017)	2,139

Cash and cash equivalents, end of year	$—	$—	$5,301	$(5,102)	$199

Schedule II

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)
Three years ended December 31, 2003

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts		Deductions	12/31/01 Balance at End of Period
Allowance for doubtful accounts	$20,725	$8,932	$5,031	(1)	$4,157	$30,531

Inventory reserve	$764	$1,612	$—		$1,477	$899

Deferred tax asset valuation allowance	$676	$—	$401		$414	$663

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts		Deductions	12/31/02 Balance at End of Period
Allowance for doubtful accounts	$30,531	$7,623	$11,677	(1)	$9,260	$40,571

Inventory reserve	$899	$2,150	$—		$1,436	$1,613

Deferred tax asset valuation allowance	$663	$—	$990		$47	$1,606

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts		Deductions	12/31/03 Balance at End of Period
Allowance for doubtful accounts	$40,571	$6,702	$16,554	(1)	$14,136	$49,691

Inventory reserve	$1,613	$2,586	$—		$1,779	$2,420

Deferred tax asset valuation allowance	$1,606	$—	$860		$—	$2,466

(1)
Additions to the allowance for doubtful accounts charged to other accounts include reserves established directly against revenue to allow for uncollectible items where collectibility is not reasonably assured in accordance with the provisions of Staff Accounting Bulletin No. 101, as amended by Staff Accounting Bulletin No. 104.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands)

	March 31, 2004	December 31, 2003
	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$93,243	$156,064
Accounts receivable, net	200,034	199,938
Inventories, net	30,102	32,253
Deferred income taxes	22,925	22,749
Prepaid expenses and other current assets	14,421	11,811

Total current assets	360,725	422,815

Net property, plant and equipment	155,085	145,208
Loan and preferred stock issuance costs, less accumulated amortization of $1,590 in 2004 and $1,014 in 2003	14,931	19,779
Goodwill	48,791	48,797
Other assets, less accumulated amortization of $8,359 in 2004 and $8,190 in 2003	28,741	28,497

	$608,273	$665,096

Liabilities and Shareholders' Deficit:
Current liabilities:
Accounts payable	$30,719	$34,386
Accrued expenses	100,153	112,652
Current installments of long-term debt	4,308	4,800
Current installments of capital lease obligations	1,536	1,576
Derivative financial instruments	4,293	2,402
Income taxes payable	14,793	39,403

Total current liabilities	155,802	195,219

Long-term debt, net of current installments	556,842	678,100
Capital lease obligations, net of current installments	1,337	1,351
Deferred income taxes, net	26,191	26,566
Deferred gain, sale of headquarters facility	8,915	9,183
Other noncurrent liabilities	212	212

	749,299	910,631
Series A convertible preferred stock, 0 issued and outstanding at March 31, 2004 and 264 at December 31, 2003	—	261,719
Shareholders' equity (deficit):
Common stock; authorized 225,000 at March 31, 2004 and 150,000 at December 31, 2003; issued and outstanding 64,814 at March 31, 2004 and 41,270 at December 31, 2003	65	41
Additional paid-in capital	429,501	1,157
Deferred compensation	226	185
Retained deficit	(579,101)	(518,955)
Accumulated other comprehensive income	8,283	10,318

Shareholders' deficit	(141,026)	(507,254)

	$608,273	$665,096

See accompanying notes to condensed consolidated financial statements.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings

(in thousands, except per share data)

(unaudited)

	Three months ended March 31,
	2004	2003
Revenue:
Rental	$165,908	$129,442
Sales	58,926	37,561

Total revenue	224,834	167,003
Rental expenses	105,406	79,379
Cost of goods sold	16,768	13,645

Gross profit	102,660	73,979
Selling, general and administrative expenses	48,542	36,481
Research and development expenses	7,119	4,425
Initial public offering bonuses	19,534	—

Operating earnings	27,465	33,073
Interest income	371	400
Interest expense	(18,844)	(8,178)
Foreign currency gain (loss)	(464)	1,788

Earnings before income taxes	8,528	27,083
Income taxes	3,070	10,156

Net earnings	$5,458	$16,927
Series A convertible preferred stock dividends	(65,604)	—

Net earnings (loss) available to common shareholders	$(60,146)	$16,927

Net earnings (loss) per share available to common shareholders:
Basic	$(1.19)	$0.24

Diluted	$(1.19)	$0.21

Weighted average shares outstanding:
Basic	50,332	70,995

Diluted	50,332	79,861

See accompanying notes to condensed consolidated financial statements.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three months ended March 31,
	2004	2003
Cash flows from operating activities:
Net earnings	$5,458	$16,927
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
Depreciation and amortization	13,724	10,665
Provision for uncollectible accounts receivable	3,177	1,749
Amortization of deferred gain on sale of headquarters facility	(268)	(259)
Write-off of deferred loan fees	3,342	—
Non-cash amortization of stock award to directors	42	—
Change in assets and liabilities:
Increase in accounts receivable, net	(3,313)	(6,983)
Decrease in other accounts receivable	—	175,000
Decrease in current deferred income taxes	(176)	(66,838)
Decrease in inventories	2,135	2,992
Increase in prepaid expenses and other current assets	(2,608)	(3,541)
Increase (decrease) in accounts payable	(3,671)	1,455
Increase (decrease) in accrued expenses	(10,381)	3,025
Increase (decrease) in income taxes payable	(24,611)	71,606
Increase (decrease) in deferred income taxes, net	279	(677)

Net cash provided (used) by operating activities	(16,871)	205,121

Cash flows from investing activities:
Additions to property, plant and equipment	(20,841)	(17,678)
Increase in inventory to be converted into equipment for short-term rental	(3,100)	(200)
Dispositions of property, plant and equipment	395	404
Increase in other assets	(408)	(323)

Net cash used by investing activities	(23,954)	(17,797)

Cash flows from financing activities:
Repayment of notes payable, long term, capital lease and other obligations	(121,805)	(105,787)
Initial public offering of common stock:
Proceeds from issuance of common stock	105,000	—
Stock issuance costs	(10,604)	—
Proceeds from exercise of stock options	5,443	663

Net cash used by financing activities	(21,966)	(105,124)

Effect of exchange rate changes on cash and cash equivalents	(30)	506

Net increase (decrease) in cash and cash equivalents	(62,821)	82,706
Cash and cash equivalents, beginning of period	156,064	54,485

Cash and cash equivalents, end of period	$93,243	$137,191

Cash paid during the three months for:
Interest(1)	$12,794	$2,730
Income taxes	$3,915	$5,508
Non-cash activity:
Non-cash consideration for exercise of stock options	$2,136	$—

(1)
2004 amount includes a bond call premium of $5.3 million related to the IPO.

See accompanying notes to condensed consolidated financial statements.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Basis of Presentation

        The unaudited condensed consolidated financial statements presented herein include the accounts of Kinetic Concepts, Inc., together with our consolidated subsidiaries ("KCI"). The unaudited condensed consolidated financial statements appearing in this quarterly report on Form 10-Q should be read in conjunction with the financial statements and notes thereto included in KCI's latest annual report on Form 10-K. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information necessary for a fair presentation of results of operations, financial position and cash flows in conformity with accounting principles generally accepted in the United States. Operating results from interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole. In our opinion, the consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of our results for the periods presented. Certain reclassifications of amounts related to the prior year have been made to conform with the 2004 presentation.

  (b) Stock Options

        We use the intrinsic value method to account for our stock option plans. If the compensation cost for our stock-based employee compensation plan had been determined based upon a fair value method consistent with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," our net earnings to common shareholders and earnings per share would have been adjusted to the pro forma amounts indicated below. For purposes of pro forma disclosures, the estimated fair value of the options is recognized as an expense over the options' respective vesting periods. Our pro forma calculations are as follows (dollars in thousands, except for earnings per share information):

	Three months ended March 31,
	2004	2003
Net earnings (loss) available to common shareholders as reported	$(60,146)	$16,927

Pro forma net earnings:
Net earnings (loss) available to common shareholders as reported	$(60,146)	$16,927
Compensation charge under intrinsic method	27	659
Compensation expense under fair value method	(301)	(374)

Pro forma net earnings	$(60,420)	$17,212

Earnings (loss) per share as reported
Basic earnings (loss) per common share	$(1.19)	$0.24
Diluted earnings (loss) per common share	$(1.19)	$0.21
Pro forma earnings per share
Basic earnings per common share	$(1.20)	$0.24
Diluted earnings per common share	$(1.20)	$0.22

        We are not required to apply, and have not applied, the method of accounting prescribed by SFAS 123 to stock options granted prior to January 1, 1995. Moreover, the pro forma compensation cost reflected above may not be representative of future expense.

  (c) Other Significant Accounting Policies

        For further information, see Note 1 of the Notes to the Consolidated Financial Statements included in KCI's Annual Report on Form 10-K for the year ended December 31, 2003.

(2)    INITIAL PUBLIC OFFERING

        On February 27, 2004, we closed an initial public offering ("IPO") of our common stock, through which we sold 3,500,000 newly-issued shares and selling shareholders sold an aggregate of 17,200,000 existing shares at a price of $30.00 per share. Net proceeds of the IPO to the Company, after underwriter's discounts and fees of $6.3 million and other offering costs of $4.3 million, were $94.4 million. The net proceeds, along with cash on hand, were used to redeem $71.75 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013, together with a bond call premium of $5.3 million, prepay $50.0 million of debt under our senior credit facility and pay management bonuses and payroll taxes related to the IPO of $19.3 million. In March 2004, we wrote off $3.3 million in loan issuance costs associated with the retirement of the debt, which is included in interest expense.

        As part of the closing of our IPO, the holders of our then-outstanding Series A convertible preferred stock received cumulative preferred dividends paid-in-kind through December 31, 2005 of $65.6 million, and immediately thereafter, all of the then-outstanding shares of preferred stock were automatically converted into 19,199,520 shares of common stock.

(3)    SUPPLEMENTAL BALANCE SHEET DATA

        Accounts receivable consist of the following (dollars in thousands):

	March 31, 2004	December 31, 2003
Trade accounts receivable:
Facilities / dealers	$120,906	$122,339
Third-party payers:
Medicare / Medicaid	31,280	35,434
Managed care, insurance and other	85,248	76,694

	237,434	234,467
Medicare V.A.C. receivables prior to
October 1, 2000	13,445	13,445
Employee and other receivables	1,656	1,724

	252,535	249,636
Less: Allowance for doubtful accounts	(39,056)	(36,253)
Allowance for Medicare V.A.C. receivables prior to October 1, 2000	(13,445)	(13,445)

	$200,034	$199,938

        Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Inventories are comprised of the following (dollars in thousands):

	March 31, 2004	December 31, 2003
Finished goods	$12,039	$12,137
Work in process	4,408	2,847
Raw materials, supplies and parts	28,432	28,689

	44,879	43,673
Less: Amounts expected to be converted into equipment for short- term rental	(12,100)	(9,000)
Reserve for excess and obsolete inventory	(2,677)	(2,420)

	$30,102	$32,253

(4)    LONG-TERM OBLIGATIONS AND DERIVATIVE FINANCIAL INSTRUMENTS

        Long-term obligations consist of the following (dollars in thousands):

	March 31, 2004	December 31, 2003
2003 Senior Credit Facility	$427,600	$477,600
7 3/8% Senior Subordinated Notes due 2013	133,250	205,000
Note Payable—MedClaims	300	300

	561,150	682,900
Less current installments	(4,308)	(4,800)

	$556,842	$678,100

Senior Credit Facility

        On March 22, 2004, we made an optional prepayment of $50.0 million on our senior credit facility.

7 3/8% Senior Subordinated Notes due 2013

        On August 11, 2003 we issued and sold an aggregate of $205.0 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013. On March 29, 2004, we redeemed $71.75 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013 at a price equal to 107.375% of the principal amount plus accrued but unpaid interest to the redemption date. On April 7, 2004, we completed an exchange offer to all holders of the notes, pursuant to which all holders exchanged their notes for a new issue of registered notes. The exchange notes are identical in all material respects to the notes that were exchanged, except that the exchange notes do not contain terms restricting their transfer or any terms related to registration rights. The exchange notes bear interest from the most recent date on which interest has been paid on the original notes.

Interest Rate Protection

        On March 8, 2004, we terminated our $100.0 million, 2.375% interest rate swap and entered into a new $100.0 million, 2.375% interest rate swap agreement. The amount included in other comprehensive income as of March 31, 2004 continued to be recognized over the original date through which interest payments were hedged because the hedged item (interest payments) continued to exist. Although no cash was exchanged, the new $100.0 million swap did not qualify for the shortcut method because the fair value of the swap was not zero at inception (it had a negative value). We elected to use the "hypothetical derivative" method to measure effectiveness, which allowed us to use the change in the fair value of a "hypothetical derivative" (one which had no fair value at inception with terms mirroring the actual derivative that would be assumed to be perfectly effective) as a proxy for the change in the expected fair value of the hedged transactions. As of March 31, 2004, there was no significant hedge ineffectiveness.

        The fair value of each of the swaps, except the swap initiated on March 8, 2004, was zero at inception. Due to subsequent movements in interest rates, as of March 31, 2004, the fair values of our swap agreements were negative and were adjusted to reflect a liability of approximately $4.3 million. During the first quarter of 2004 and 2003, we recorded interest expense of approximately $1.2 million and $400,000, respectively, as a result of interest rate protection agreements.

(5)    EARNINGS (LOSS) PER SHARE

        The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net earnings (loss) per common share. Net earnings (loss) per share was calculated using the weighted average number of common shares outstanding. Common stock equivalents, which consist of stock options and convertible preferred stock, were excluded from the computation of the weighted average number of common shares outstanding for the three-month period ended March 31, 2004 because their effect was antidilutive. Net earnings (loss) for basic and diluted calculations do not differ (dollars in thousands, except per share data): (See Note 1 (b).)

	Three months ended March 31,
	2004	2003
Net earnings	$5,458	$16,927
Series A convertible preferred stock dividends	(65,604)	—

Net earnings (loss) available to common shareholders	$(60,146)	$16,927

Average common shares:
Basic (weighted average outstanding shares)	50,332	70,995
Dilutive potential common shares from stock options(1)	—	8,866
Dilutive potential common shares from preferred stock conversion(1)	—	—

Diluted (weighted average outstanding shares)	50,332	79,861

Basic net earnings (loss) per common share	$(1.19)	$0.24

Diluted net earnings (loss) per common share	$(1.19)	$0.21

(1)
Due to their antidilutive effect, 5,934,824 dilutive potential common shares from stock options and 12,026,073 dilutive potential common shares from preferred stock conversion have been excluded from the diluted weighted average shares calculation for the three-month period ended March 31, 2004.

(6)    OTHER COMPREHENSIVE INCOME

        The components of other comprehensive income are as follows (dollars in thousands):

	Three months ended March 31,
	2004	2003
Net earnings	$5,458	$16,927
Foreign currency translation adjustment	(796)	1,329
Net derivative loss net of taxes of $1,083 in 2004 and $264 in 2003	(2,016)	(491)
Reclassification adjustment for losses included in earnings, net of taxes of $418 in 2004 and $141 in 2003	777	263

Other comprehensive income (loss)	$3,423	$18,028

(7)    COMMITMENTS AND CONTINGENCIES

        We are party to a number of legal proceedings for which provisions are made in our financial statements to cover estimated expenses. For a description of recent developments in our legal proceedings for the first quarter of 2004, please see our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 under the heading "Part II. Item 1. Legal Proceedings." Other than commitments for new product inventory, including disposable "for sale" products of $20.7 million, we have no material long-term capital commitments and can adjust our level of capital expenditures as circumstances dictate.

(8)    SEGMENT AND GEOGRAPHIC INFORMATION

        We are principally engaged in the rental and sale of innovative therapeutic systems and surfaces throughout the United States and in 16 primary countries internationally. Revenues are attributed to individual countries based on the location of the customer.

        We define our business segments based on geographic management responsibility. We have two reportable segments: USA, which includes operations in the United States, and International, which includes operations for all international units. We have two primary product lines including V.A.C. and Therapeutic Surfaces/Other. Revenues for each of our product lines are disclosed for our operating segments. No discrete financial information is available for our product lines other than revenue. Our product lines are marketed and serviced by the same infrastructure and, as a result, we do not manage our business by product line but rather by operating segments, which include our USA and our International Segments. We use operating earnings to measure segment profit. We define operating earnings as income before interest income or expense, foreign currency gains and losses, and income taxes. All intercompany transactions are eliminated in computing revenue, operating earnings and assets. Prior years have been made to conform with the current presentation. Information on segments and a reconciliation of consolidated totals are as follows (dollars in thousands):

	Three months ended March 31,
	2004	2003
Revenue:
USA
V.A.C.	$121,589	$82,380
Therapeutic surfaces/other	48,352	45,248

Subtotal - USA	169,941	127,628
International
V.A.C.	26,721	15,824
Therapeutic surfaces/other	28,172	23,551

Subtotal - International	54,893	39,375

	$224,834	$167,003

Operating earnings:
USA	$60,163	$44,522
International	6,739	4,447
Initial public offering bonuses	(19,534)	—
Other(1):
Executive	(4,596)	(4,023)
Finance	(5,871)	(4,873)
Manufacturing/Engineering	(1,591)	(1,157)
Administration	(7,845)	(5,843)

Total other	(19,903)	(15,896)

	$27,465	$33,073

(1)
Includes general headquarter expenses which are not allocated to the individual segments and are included in selling, general and administrative expenses within our Condensed Consolidated Statements of Earnings.

(9)    RELATED PARTY TRANSACTIONS

        C. Thomas Smith became a member of our board of directors in April 2003, after he had retired as the Chief Executive Officer and President of VHA Inc. VHA Inc. is affiliated with Novation, LLC. Novation is a GPO with which we have had major supply contracts since the 1980s. During the first quarters of 2004 and 2003, respectively, we received approximately $35.9 million and $30.5 million in V.A.C. and therapeutic surfaces revenues under our Novation contracts.

        Additional related party transactions are discussed in our Annual Report on Form 10-K for the year ended December 31, 2003 under the heading "Part III. Item 13. Certain Relationships and Related Transactions."

(10)    SUBSEQUENT EVENT

        On May 13, 2004, we purchased $24.4 million principal amount of our 7 3/8% Senior Subordinated Notes due 2013 at a market price of $26.2 million, plus approximately $900,000 in accrued but unpaid interest. In connection with this purchase, we wrote off $511,000 in loan issuance costs associated with the retirement of these notes. We may purchase additional amounts of our 7 3/8% Senior Subordinated Notes due 2013 in the open market and/or in privately negotiated transactions from time to time, subject to limitations in our senior credit facility.

(11)    GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

        On August 11, 2003, we issued and sold an aggregate of $205.0 million principal amount of 7 3/8% Senior Subordinated Notes due 2013.

        The notes are guaranteed by each of KCI's direct and indirect 100% owned subsidiaries, other than any entity that is a controlled foreign corporation within the definition of Section 957 of the Internal Revenue code or a holding company whose only assets are investments in a controlled foreign corporation. Each of these subsidiaries is a restricted subsidiary, as defined in the indenture governing the notes. (See Note 4.) We have not presented separate financial statements and other disclosures concerning the subsidiary guarantors because management has determined that such information is not material to investors.

        The following tables present the condensed consolidating balance sheets of KCI as a parent company, our guarantor subsidiaries and our non-guarantor subsidiaries as of March 31, 2004 and December 31, 2003 and the related condensed consolidating statements of earnings and cash flows for the three-month periods ended March 31, 2004 and 2003, respectively.

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Balance Sheet
March 31, 2004
(in thousands)
(unaudited)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
Assets:
Current assets:
Cash and cash equivalents	$—	$62,880	$30,363	$—	$93,243
Accounts receivable, net	—	156,329	50,185	(6,480)	200,034
Inventories, net	—	13,886	16,216	—	30,102
Deferred income taxes	—	22,925	—	—	22,925
Prepaid expenses and other current assets	—	8,880	5,541	—	14,421

Total current assets	—	264,900	102,305	(6,480)	360,725

Net property, plant and equipment	—	108,166	57,344	(10,425)	155,085
Loan and preferred stock issuance costs, net	—	14,931	—	—	14,931
Goodwill	—	39,779	9,012	—	48,791
Other assets, net	—	28,129	17,937	(17,325)	28,741
Intercompany investments and advances	(141,012)	563,720	6,886	(429,594)	—

	$(141,012)	$1,019,625	$193,484	$(463,824)	$608,273

Liabilities and Shareholders' Equity (Deficit):
Current liabilities:
Accounts payable	$—	$23,726	$6,993	$—	$30,719
Accrued expenses	14	76,867	23,272	—	100,153
Current installments of long-term debt	—	4,308	—	—	4,308
Current installments of capital lease obligations	—	35	1,501	—	1,536
Derivative financial instruments	—	4,293	—	—	4,293
Intercompany payables	—	17,630	—	(17,630)	—
Income taxes payable	—	13,658	1,135	—	14,793

Total current liabilities	14	140,517	32,901	(17,630)	155,802

Long-term debt, net of current installments	—	556,842	—	—	556,842
Capital lease obligations, net of current installments	—	—	1,337	—	1,337
Intercompany payables, noncurrent	—	(26,284)	26,284	—	—
Deferred income taxes, net	—	28,553	—	(2,362)	26,191
Deferred gain, sale of headquarters facility	—	8,915	—	—	8,915
Other noncurrent liabilities	—	15,175	—	(14,963)	212

	14	723,718	60,522	(34,955)	749,299
Shareholders' equity (deficit)	(141,026)	295,907	132,962	(428,869)	(141,026)

	$(141,012)	$1,019,625	$193,484	$(463,824)	$608,273

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Balance Sheet
December 31, 2003
(in thousands)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
Assets:
Current assets:
Cash and cash equivalents	$—	$129,695	$26,369	$—	$156,064
Accounts receivable, net	—	153,199	49,903	(3,164)	199,938
Inventories, net	—	17,114	15,139	—	32,253
Deferred income taxes	—	22,749	—	—	22,749
Prepaid expenses and other current assets	—	9,594	3,926	(1,709)	11,811

Total current assets	—	332,351	95,337	(4,873)	422,815

Net property, plant and equipment	—	103,555	55,924	(14,271)	145,208
Loan and preferred stock issuance costs, net	—	19,779	—	—	19,779
Goodwill	—	39,785	9,012	—	48,797
Other assets, net	—	28,049	17,683	(17,235)	28,497
Intercompany investments and advances	(245,401)	642,737	15,333	(412,669)	—

	$(245,401)	$1,166,256	$193,289	$(449,048)	$665,096

Liabilities and Shareholders' Equity (Deficit):
Current liabilities:
Accounts payable	$—	$24,690	$9,696	$—	$34,386
Accrued expenses	134	89,268	23,250	—	112,652
Current installments of long-term debt	—	4,800	—	—	4,800
Current installments of capital lease obligations	—	75	1,501	—	1,576
Derivative financial instruments	—	2,402	—	—	2,402
Intercompany payables	—	22,136	—	(22,136)	—
Income taxes payable	—	36,803	2,600	—	39,403

Total current liabilities	134	180,174	37,047	(22,136)	195,219

Long-term debt, net of current installments	—	678,100	—	—	678,100
Capital lease obligations, net of current installments	—	—	1,351	—	1,351
Intercompany payables, noncurrent	—	(21,500)	21,500	—	—
Deferred income taxes, net	—	28,838	—	(2,272)	26,566
Deferred gain, sale of headquarters facility	—	9,183	—	—	9,183
Other noncurrent liabilities	—	15,175	—	(14,963)	212

	134	889,970	59,898	(39,371)	910,631
Series A convertible preferred stock	261,719	—	—	—	261,719
Shareholders' equity (deficit)	(507,254)	276,286	133,391	(409,677)	(507,254)

	$(245,401)	$1,166,256	$193,289	$(449,048)	$665,096

Parent Company Statement of Earnings
For the three months ended March 31, 2004
(in thousands)
(unaudited)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Sub- sidiaries	Reclassifications and Eliminations	Historical Kinetic Concepts, Inc. and Subsidiaries
Revenue:
Rental	$—	$129,273	$36,635	$—	$165,908
Sales	—	46,413	18,910	(6,397)	58,926

Total revenue	—	175,686	55,545	(6,397)	224,834

Rental expenses	—	68,536	36,870	—	105,406
Cost of goods sold	—	15,196	4,769	(3,197)	16,768

Gross profit	—	91,954	13,906	(3,200)	102,660
Selling, general and administrative expenses	—	43,322	5,220	—	48,542
Research and development expenses	—	6,261	858		7,119
Initial public offering bonuses	19,430	104	—	—	19,534

Operating earnings (loss)	(19,430)	42,267	7,828	(3,200)	27,465
Interest income	—	324	47	—	371
Interest expense	—	(18,844)	(44)	44	(18,844)
Foreign currency gain (loss)	—	(928)	464	—	(464)

Earnings (loss) before income taxes (benefit) and equity in earnings of subsidiaries	(19,430)	22,819	8,295	(3,156)	8,528
Income taxes (benefit)	(7,286)	9,359	2,133	(1,136)	3,070

Earnings (loss) before equity in earnings of subsidiaries	(12,144)	13,460	6,162	(2,020)	5,458
Equity in earnings of subsidiaries	17,602	6,161	—	(23,763)	—

Net earnings	$5,458	$19,621	$6,162	$(25,783)	$5,458

Series A convertible preferred stock dividends	(65,604)	—	—	—	(65,604)

Net earnings (loss) available to common shareholders	$(60,146)	$19,621	$6,162	$(25,783)	$(60,146)

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Statement of Earnings
For the three months ended March 31, 2003
(in thousands)
(unaudited)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Historical Kinetic Concepts, Inc. and Subsidiaries
Revenue:
Rental	$—	$103,150	$26,292	$—	$129,442
Sales	—	31,736	13,051	(7,226)	37,561

Total revenue	—	134,886	39,343	(7,226)	167,003

Rental expenses	—	54,676	24,703	—	79,379
Cost of goods sold	—	13,138	4,527	(4,020)	13,645

Gross profit	—	67,072	10,113	(3,206)	73,979
Selling, general and administrative expenses	—	32,276	4,205	—	36,481
Research and development expenses	—	3,979	446	—	4,425

Operating earnings	—	30,817	5,462	(3,206)	33,073
Interest income	—	339	61	—	400
Interest expense	—	(8,178)	—	—	(8,178)
Foreign currency gain	—	1,522	266	—	1,788

Earnings before income taxes and equity in earnings of subsidiaries	—	24,500	5,789	(3,206)	27,083
Income taxes	—	9,794	1,565	(1,203)	10,156

Earnings before equity in earnings of subsidiaries	—	14,706	4,224	(2,003)	16,927
Equity in earnings of subsidiaries	16,927	4,224	—	(21,151)	—

Net earnings	$16,927	$18,930	$4,224	$(23,154)	$16,927

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Statement of Cash Flows
For the three months ended March 31, 2004
(in thousands)
(unaudited)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassi- fications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
Cash flows from operating activities:
Net earnings	$5,458	$19,621	$6,162	$(25,783)	$5,458
Adjustments to reconcile net earnings to net cash provided (used) by operating activities	(17,680)	(27,168)	(2,672)	25,191	(22,329)

Net cash provided (used) by operating activities	(12,222)	(7,547)	3,490	(592)	(16,871)

Cash flows from investing activities:
Additions to property, plant and equipment	—	(23,655)	6,570	(3,756)	(20,841)
Increase in inventory to be converted into equipment for short-term rental	—	(3,100)	—	—	(3,100)
Dispositions of property, plant and equipment	—	129	266	—	395
Increase in other assets	—	(244)	(254)	90	(408)

Net cash provided (used) by investing activities	—	(26,870)	6,582	(3,666)	(23,954)

Cash flows from financing activities:
Repayments of notes payable, long-term, capital lease and other obligations	—	(121,791)	(14)	—	(121,805)
Initial public offering of common stock:
Proceeds from issuance of common stock	105,000	—	—	—	105,000
Stock issuance costs	(10,604)	—	—	—	(10,604)
Proceeds from exercise of stock options	5,443	—	—	—	5,443
Proceeds (payments) on intercompany investments and advances	(85,809)	74,910	13,231	(2,332)	—
Other	(1,808)	14,483	(19,295)	6,620	—

Net cash provided (used) by financing activities	12,222	(32,398)	(6,078)	4,288	(21,966)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(30)	(30)

Net increase (decrease) in cash and cash equivalents	—	(66,815)	3,994	—	(62,821)
Cash and cash equivalents, beginning of period	—	129,695	26,369	—	156,064

Cash and cash equivalents, end of period	$—	$62,880	$30,363	$—	$93,243

Condensed Consolidating Guarantor, Non-Guarantor And
Parent Company Statement of Cash Flows
For the three months ended March 31, 2003
(in thousands)
(unaudited)

	Kinetic Concepts, Inc. Parent Company Borrower	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and Eliminations	Kinetic Concepts, Inc. and Subsidiaries
Cash flows from operating activities:
Net earnings	$16,927	$18,930	$4,224	$(23,154)	$16,927
Adjustments to reconcile net earnings to net cash provided (used) by operating activities	90,459	79,459	(7,416)	25,692	188,194

Net cash provided (used) by operating activities	107,386	98,389	(3,192)	2,538	205,121

Cash flows from investing activities:
Additions to property, plant and equipment	—	(10,607)	(6,319)	(752)	(17,678)
Increase in inventory to be converted into equipment for short-term rental	—	(200)	—	—	(200)
Dispositions of property, plant and equipment	—	280	124	—	404
Increase in other assets	—	(181)	(142)	—	(323)

Net cash used by investing activities	—	(10,708)	(6,337)	(752)	(17,797)

Cash flows from financing activities:
Repayments of notes payable, long-term, capital lease and other obligations	—	(105,785)	(2)	—	(105,787)
Proceeds from exercise of stock options	663	—	—	—	663
Proceeds (payments) on intercompany investments and advances	(109,150)	100,753	9,279	(882)	—
Other	1,101	(595)	904	(1,410)	—

Net cash provided (used) by financing activities	(107,386)	(5,627)	10,181	(2,292)	(105,124)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	506	506

Net increase in cash and cash equivalents	—	82,054	652	—	82,706
Cash and cash equivalents, beginning of period	—	41,185	13,300	—	54,485

Cash and cash equivalents, end of period	$—	$123,239	$13,952	$—	$137,191

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June 16, 2004